EXHIBIT 2.7

2003 ANNUAL REPORT	1

CORPORATE BOARDS

Board of Directors [1]	Chairman	Carlo Buora * (E) [4]

	Deputy Chairman	Gianni Mion ** [5]

	CEO	Marco De Benedetti *** (E)

	Directors	Carlo Bertazzo
Lorenzo Caprio (I) [6]
Oscar Carlos Cristianci [7]
Enzo Grilli (I)
Attilio Leonardo Lentati (I)
Gioacchino Paolo Maria Ligresti (I) [8]
Giuseppe Lucchini [9]
Gaetano Miccichè [10]
Enrico Parazzini [11]
Paolo Savona (I)
Mauro Sentinelli **** (E) [12]
Rodolfo Zich

	Secretary to the Board	Antonio Sanna

Remuneration	Chairman	Enzo Grilli
Committee *****
	Committee Members	Attilio Leonardo Lentati [13]
Rodolfo Zich

Internal Control	Chairman	Paolo Savona
Committee ******
	Committee Members	Lorenzo Caprio [14]
Attilio Leonardo Lentati

Board of Statutory	Chairman	Pietro Adonnino
Auditors [2]
	Statutory Auditors	Enrico Laghi
Gianfranco Zanda

	Alternate Auditors	Alfredo Malguzzi
Antonio Mastrapasqua

General Manager		Mauro Sentinelli

Common representative of savings shareholders		Carlo Pasteris [15]

External Auditors 3		Reconta Ernst & Young

[1]	Appointed by the Shareholders’ Meeting of December 14, 2001.

[2]	Appointed by the Shareholders’ Meeting of April 12, 2002.

[3]	Appointed by the Shareholders’ Meeting of April 11, 2001.

[4]	Post assigned by the Board of Directors’ meeting of September 4, 2002.

[5]	Post assigned by the Board of Directors’ meeting of September 4, 2002.

[6]	Appointed by the Shareholders’ Meeting of April 14, 2003.

[7]	Appointed by the Shareholders’ Meeting of December 11, 2002.

[8]	Appointed by co-option by the Board of Directors on May 5, 2003.

[9]	Appointed by the Shareholders’ Meeting of April 14, 2003.

[10]	Appointed by the Shareholders’ Meeting of December 11, 2002.

[11]	Appointed by the Shareholders’ Meeting of December 11, 2002.

[12]	Appointed by the Shareholders’ Meeting of April 12, 2002.

[13]	Appointed by the Board of Directors’ meeting of April 12, 2002.

[14]	Appointed by the Board of Directors’ meeting of May 5, 2003.

[15]	Appointed by the Special Category Meeting of April 11, 2002.

*	Vested with the power of legal representation and signature in dealings with third parties and before the court; conducts own activities as part of the powers granted by the Board of Directors during the meeting held on September 4, 2002, in observance of applicable legal restrictions on matters that cannot be delegated by the Board of Directors, the reservations set aside for the Board, and the principles and limitations set forth by the company’s Code of Corporate Governance.

**	Vested with the power of legal representation and signature in dealings with third parties and before the court, in case of absence or impediment of the Chairman, as decided by the Board of Directors during the meeting held on September 4, 2002.

***	Vested with the power of legal representation and signature in dealings with third parties and before the court; conducts own activities as part of the powers granted by the Board of Directors during the meeting held on December 14, 2001, in observance of applicable legal restrictions on matters that cannot be delegated by the Board of Directors, the reservations set aside for the Board, and the principles and limitations set forth by the company’s Code of Corporate Governance.

****	Vested with specific powers pertaining to business operations, conferred on him by the Board of Directors on December 14, 2001.

*****	The new Self-Regulatory Code, approved by the Board of Directors on September 1, 2003, establishes that the Remuneration Committee, composed of Non-executive Directors, submits proposals to the Board regarding the compensation paid to CEOs and persons who hold certain positions, generally entailing that part of the overall remuneration to said parties is linked to the financial results achieved by the Company and by the Group, as well as the achievement of specific objectives that have been set. Based on the indications of the Director delegated for this purpose, the Committee also draws up proposals to determine the criteria for remunerating the Company’s top management and establish any stock option plans or the allotment of shares.

******	The new Self-Regulatory Code, approved by the Board of Directors on September 1, 2003, establishes that the Internal Control Committee must be composed of Independent Directors whose role is to act as consultants and submit proposals. The Chairman of the Board of Statutory Auditors or another Statutory Auditor designated by said Chairman also participates in the works of the Committee. Specifically, the Internal Control Committee assists the Board in performing the tasks set forth in Article 11.2 of the Code of Corporate Governance (which confirms that “the Board defines the guidelines of the internal control system and verifies its correct operation, with reference to the management of corporate risks”). It evaluates the work plan prepared by the persons responsible for internal control and receives their periodic reports. With the administrative management of the Company and the auditors, it evaluates the adequacy of the accounting principles that are used and their uniformity for the purposes of drawing up the consolidated financial statements. It evaluates proposals submitted by the external auditors in order to be assigned to this job, as well as the audit work plan and the results set out in the report and letter of suggestions. It reports to the Board at least once every six months, at the time the annual and half-year financial statements are approved, in order to detail the activities that have been carried out and the adequacy of the internal control work. It also carries out additional tasks that may be assigned to it by the Board of Directors, particularly with regard to relations with the external auditors. The Committee also monitors the observance and periodic update of the rules of corporate governance.

(E):	Executive Director
(I):	Independent Director

2003 ANNUAL REPORT	2

LETTER TO THE SHAREHOLDERS

Shareholders,

2003 was a year of sluggish growth for Italy as a whole and it is only now that the very first signs of macroeconomic recovery are being felt, although market confidence in an upturn and future expansion remains subdued. In particular, the Italian economy is still held back by the drop in investments and exports due to the strength of the Euro.

In stark contrast with this overall scenario, the telecommunications sector featured a significant growth rate, displaying an anti-cyclical tendency when compared to the context of reference, especially in the current phase of consolidation of the industry.

In this scenario TIM continues to reinforce its leading position within the Italian wireless telecommunications sector, with about 26.1 million connections at the end of 2003 and very encouraging results in terms of profitability, efficiency and value creation, a ROI (Return on Investment) of 52% up 16.2 percentage points since the end of 2002.

The main results attained in 2003 basically consisted in maintaining profit margins high, in a climate of significant growth: since the end of 2002, the TIM Group’s revenues grew by 8.4% while the gross operating profit rose by 9.2%; in the case of TIM SpA, the gross operating profit increased by 11.2% over figures for 2002.

With a positive net financial position of Euro 0.9 billion at the Group level and Euro 1.4 billion for TIM SpA alone, even after financing technical investments amounting to Euro 2.0 billion for the Group and distributing dividends in the amount of Euro 0.4 billion, TIM confirmed its leading position in terms of profitability.

The Company’s financial resources serve, on the one hand, to compensate its shareholders through the distribution of a dividend for the year that ensures a very significant payout, and on the other, to finance industrial investments directed at consolidating the TIM brand as a hallmark of state-of-the-art technology and innovation worldwide.

These results are the outcome of the high level of professionalism of TIM’s human capital, constant commitment in investment strategy, and the high placement of the technological frontier. This is demonstrated by the fact that TIM was the first carrier in Italy and in Europe to conduct solid testing of EDGE, a technology that makes it possible to anticipate and expand new-generation mobile services more rapidly. At the same time, TIM laid the groundwork for a new business cycle that is bound to be marked by the widespread use of UMTS technology and the mushrooming of the new services that UMTS makes possible.

At the international level, 2003 saw the further consolidation of the Company’s portfolio and the focusing of financial and managerial resources on Latin America and the Mediterranean Basin, aimed at allowing the Company to attain an international dimension capable of generating synergies and economies of scale. TIM’s main

2003 ANNUAL REPORT	3

success in 2003 consisted in the commercial launching of GSM in Brazil, that attracted 2.7 million lines by the end of the year.

Special mention must also be made of the Pan-European alliance between TIM, T-Mobile International, Telefonica Moviles and Orange that was set up with a view to improving the voice, data and wireless Internet service offerings to international customers, through a joint international presence, initially targeted at the European countries in which the various companies already operate, and to be later extended worldwide.

Further progress was achieved in increasing integration with subsidiaries, especially through the brand harmonization process that was recently completed with the re-branding of the Greek trade name Telestet as TIM. As a result, the subsidiary Stet Hellas can now reinforce its corporate image and offer better products and services, by exploiting the leverage acquired through the brand recognition of the TIM trade mark as well as the Group’s technological know-how.

In 2004, TIM intends to continue its efforts towards the development of innovation, especially so as to maintain its reputation as an ICT pioneer in Italy, and extend the same throughout Europe and in Latin America. TIM’s efforts in this direction will continue to be oriented towards the implementation of new technologies, especially UMTS that has marked a turning point for the market and for which TIM has been preparing for quite some time. The challenge in 2004 consists in being ready to take full advantage of the new horizons opened by third generation technology and, above all, to offer customers a range of new wireless services (from multimedia messaging, to video calls and wireless office applications) but in a transparent manner in light of the technology used, while ensuring the levels of quality and customer satisfaction that have always served as the hallmark of excellence of TIM’s services.

At the international level, the Company aims at continuing consolidation and integration with subsidiaries, with a view to exploiting in foreign markets, the results and know-how generated in Italy.

The greatest challenge for 2004 will be to expand market share in Brazil, to become the country’s second largest carrier.

TIM will remain firmly committed to the creation of value over time, in the interest of its Shareholders and customers, and to proactively contributing to the commitment that the Telecom Italia Group has always had towards the development of Italy.

The Chairman	The CEO
Carlo Buora	Marco De Benedetti

2003 ANNUAL REPORT	4

HIGHLIGHTS

YEAR 2003

•	Growth in consolidated revenues driven by Italy and Brazil, despite the currency effect:

•	consolidated revenues Euro 11,782 million, +8.4% compared to 2002;

•	growth in revenues at equalized exchange rates, +12.6% compared to the previous period;

•	revenues in Italy of Euro 9,469 million, +6.2% compared to 2002 (pro forma without Blu).

•	Strong growth in margins, benefiting also from cancellation of the contribution for telecommunications activities; the negative effect of the exchange rate and the start up of operations in Brazil have influenced consolidated results:

•	consolidated GOP was Euro 5,502 million, +9.2% compared to 2002; ratio of GOP to revenues was 46.7%, as compared to 46.4% in the previous period;

•	growth in GOP at equalized exchange rates, +10.2% compared to 2002;

•	GOP for Italy Euro 5,035 million, +11.2% compared to 2002 (pro forma without Blu); ratio of GOP to revenues 53.2% compared to 50.8% in 2002 (pro forma without Blu).

•	Growth in operating income and profitability, despite the Brazilian start up:

•	consolidated operating income Euro 3,786 million, +12.7% compared to 2002; profitability (operating income to revenues) 32.1%, compared to 30.9% in 2002;

•	at equalized exchanges, the growth in operating income was 10.8%;

•	operating income for TIM Italia Euro 3,863 million, +16.3% compared to 2002 (pro forma without Blu); profitability (operating income to revenues) 40.8%, compared to 37.3% in 2002 (pro forma without Blu).

•	Consolidated income before extraordinary items and taxes Euro 3,790 million, up 26.9% compared to 2002.

•	Acknowledgment of the sentence handed down by the Court of Justice of the European Communities:

•	following the sentence handed down by the Court of Justice of the European Communities regarding the illegitimacy of the contribution for telecommunications activities, in 2003 TIM reversed provisions allocated in 2003 and posted windfall gains of Euro 543 million for the payable amount matured through December 31, 2002. This had a positive effect on the Statement of Income for a total of Euro 334 million net of taxes.

•	Other extraordinary operations:

•	in 2003, TIM International adjusted the book value of equity investments in TIM Perù and in Digitel. TIM International also made provisions to reserves for risks and charges with regard to subsidiaries (maintained in the consolidated report), for the sum of Euro 59 million. TIM adjusted its equity investment in TIM International for a total of Euro 618 million, whereas on a consolidated basis a partial writedown was taken on Digitel’s goodwill for Euro 132 million. Considering the fiscal aspects induced by the writedown taken by TIM, the net effect on a consolidated basis was a positive one of approximately Euro 14 million.

•	Consolidated net income for 2003 pertaining to Parent Company TIM was Euro 2,342 million (Euro 1,165 million in 2002). Excluding the effect of non-recurrent operations posted in the two periods being compared, income rose by 41.7%.

•	Net financial position was positive by Euro 934 million, up Euro 2,856 million compared to the 2002 year-end value, thanks to the high free operating cash flow generated during the period (+27.8%, from Euro 2,932 million to Euro 3,746 million in 2003).

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•	Mobile lines: 44.5 million (+13.8% compared to December 31, 2002); GSM start up customers in Brazil amounted to 2,469,000 at December 31, 2003 (293,000 at December 31, 2002).

New products and services:

•	Launch of “MOBILE TV”: TV on cellular phones. TIM has made television mobile by being the first operator in the world to launch the “MOBILE TV” service. Currently in its early testing phase, it permits access to the programs of four TV broadcasting partners, LA7, MTV, CFN/CNBC and Coming Soon Television. The service was free of charge until the end of 2003.

•	Launch of “Chiama Ora”, the new service that, if a TIM number is turned off or is out of range, sends an SMS as soon as the called number is available again.

•	Launch of “TIM Click”, the service allowing users to print out photos taken with MMS handsets or to turn them into postcards to send around the world.

•	Launch of “Non rimanere senza parole”: an SMS message advises customers when their credit balance drops below Euro 2.58, and a recharge within 48 hours earns the customer 48 free SMS;

•	Agreement with Banca Intesa to launch a new service that will allow over 7.5 million Banca Intesa customers to use their cell phones to access Mobile Banking services with both SMS and MMS technology;

•	Agreement with Lega Calcio: the agreement between TIM and the Italian Soccer League has been extended until June 30, 2006 with the A Series, B Series, Supercoppa di Lega and TIM CUP tournaments, the Italian Spring Championship and the Spring TIM CUP;

•	Launch of “WLAN” (Wireless Local Area Network), a service targeting the corporate market. With it, the SIM card in mobile telephones can be connected with W-LAN networks and all the services typical WI-FI technology can be used through the WLAN coverage implemented by TIM with company headquarters and public WI-FI hotspots, which will be available and enabled for the TIM solution.

•	agreement with RAI Radio televisione Italiana: TIM and RAI concluded an agreement that will allow customers to watch RAI programmes and content on TIM’s mobile handsets.

Alliance between TIM, Telefonica Moviles, T-Mobile International and Orange

On April 7, 2003, TIM entered into an alliance with Telefónica Móviles and T-Mobile International aimed at extending to the customers of all the partners, a unique offer of high quality products and services in all the countries in which any one of the partners operates, so as to reinforce their combined competitive edge on international markets. On June 24, the competitor Orange, joined the alliance.

On August 1, 2003, the first results of the alliance involving all four partners was concretized in the form of a cooperation agreement signed between TIM, Telefonica Moviles, T-Mobile and Orange. The agreement lays the groundwork for the development of broad-ranging collaboration and highlights the joint commitment to providing a “seamless” experience to all customers within the geographical area in which the partners operate.

The new alliance that was initially launched in Europe within the area of reference of the four wireless telephony operators, is targeted at over 170 million customers in fifteen countries; the objective is to extend the project to include all the activities of the partner companies worldwide, setting up one of the largest wireless telecommunications communities in the world, capable of instant interaction, anytime, anywhere.

The very first products and services on offer will extend roaming facilities to customers using prepaid cards in a much larger number of countries than currently possible, without sacrificing habitual services, such as voicemail and assistance, even during trips overseas.

This cooperation will soon be extended to other areas of business, involving, for instance the development of infrastructure and cell phones, with a view to expanding the range of products on offer.

2003 ANNUAL REPORT	6

ECONOMIC AND FINANCIAL HIGHLIGHTS OF THE TIM GROUP

	2003	2002	2001
Economic and Financial Highlights (in millions of Euro)
Sales and service revenues	11,782	10,867	10,250
Gross operating profit	5,502	5,039	4,760
Operating income before amortization of consolidation differences	3,885	3,458	3,292
Operating income	3,786	3,358	3,136
Income before taxes	4,207	1,117	1,946
Net income/(loss) for the period pertaining to the Parent Company before amortization of consolidation differences	2,441	1,265	1,106
Net income/(loss) of Parent Company and minority interests	2,456	1,169	998
Net income/(loss) of Parent Company	2,342	1,165	950
Operating Free Cash Flow [1]	3,746	2,932	2,293
Investments:
- Industrial	1,957	1,715	3,151
- Consolidation differences	7	196	31
- Financial	53	448	1,972

Balance Sheet Highlights (in millions of Euro)
Total assets	14,773	14,211	17,036
Net invested capital	6,869	7,701	11,034
Shareholders’ equity
- Parent Company	7,295	5,409	8,804
- Minority interests	508	370	698
Net financial debt/(net liquid assets)	(934)	1,922	1,532

Income and Financial Indexes (%)
Gross operating profit/Revenues	46.7	46.4	46.4
Operating income/Revenues (ROS)	32.1	30.9	30.6
Net income/Average shareholders’ equity (ROE)	36.2	15.3	10.0
Operating income/Average invested capital (ROI)	52.0	35.8	30.1
Free cash flow/Revenues	31.8	27.0	22.4
Debt Ratio (Net financial debt/Net invested capital)	(13.6)	25.0	13.9

Personnel
Personnel (Group figure at December 31, 2003 - No.)	18,888	18,702	16,721
Personnel (Group average - No.)	17,535	16,184	15,104
Revenues/personnel (Group average, in thousands of Euro)	672	671	679

(1)	Calculated as follows: Operating Income + Depreciation and amortization + Industrial investments – Variation in operating working capital.

2003 ANNUAL REPORT	7

HIGHLIGHTS OF TIM GROUP COMPANIES

During the year, the Group operated based on the subdivision of companies, as outlined below:

		ITALY	BRAZIL	PERU	VENEZUELA	GREECE
(in millions of Euro)		TIM S.p.A.(*)	TIM BRASIL GROUP (***)	TIM PERÙ	DIGITEL	STET HELLAS	Sub- total	Other activities and eliminations (***)	Conso- lidated total
Revenues	2003	9,469	1,271	128	148	805	11,821	(39)	11,782
	2002	8,915	1,029	93	177	689	10,903	(36)	10,867
Gross operating profit	2003	5,035	150	6	45	287	5,523	(21)	5,502
	2002	4,510	270	(29)	35	255	5,041	(2)	5,039
Operating income	2003	3,983	(195)	(32)	(10)	166	3,912	(126)	3,786
	2002	3,427	(16)	(61)	(20)	131	3,461	(103)	3,358
Industrial investments (**)	2003	1,178	576	38	22	138	1,952	5	1,957
	2002	1,066	378	72	87	104	1,707	8	1,715
Personnel (no.)	12.31.2003	10,023	5,985	565	847	1,359	18,779	109	18,888
	12.31.2002	10,261	5,556	555	936	1,386	18,694	8	18,702

(*)	Data according to Group accounting principles.

(**)	Goodwill not included.

(***)	In 2003, the stake held by Brazilian companies in Blah! was transferred to TIM International. TIM Brasil’s Consolidated Financial Statements for 2003 do not include Blah!’s data. No 2002 pro forma consolidated accounts have been drawn up for the TIM Brasil Group as its values are not significant.

2003 ANNUAL REPORT	8

TIM S.P.A.: RECONCILIATION BETWEEN PERIOD-END FIGURES OF TIM S.P.A. AND PERIOD-END FIGURES BASED ON GROUP PRINCIPLES

TIM S.p.A. manages several differences between the statutory financial statements and the financial statements prepared based on the Group’s accounting principles for consolidation purposes. These differences stem mainly from fiscal aspects.

(in millions of Euro)		TIM S.p.A.	UMTS License	IAS 17	BLU	TIM S.p.A. Group principles
Financial Year 2003	Revenues	9,469				9,469
	Gross operating profit	5,035				5,035
	Operating income	3,863	121	(1)		3,983
	Industrial investments	1,194		(16)		1,178
Financial Year 2002	Revenues	9,022			(107)	8,915
	Gross operating profit	4,404		6	100	4,510
	Operating income	3,153	121	4	149	3,427
	Industrial investments	1,697			(631)	1,066

The UMTS license was amortized in the financial statements of TIM S.p.A. to avoid jeopardizing the tax deductibility of this amortization; according to the accounting principle adopted by the Group, this amortization would go into effect starting in the period in which commercial service is started up.

For the assets utilized through financial leasing – specifically, leased real estate – in its statutory report TIM posted charges for the accrued installments, as envisaged by tax regulations, whereas for the consolidated report it applied International Accounting Principle No. 17. In 2003, the asset to which this principle was applied was redeemed and then resold.

In TIM’s 2003 Annual Report, the redemption value is part of the investments for the period, whereas for the purposes of the consolidated economic and equity situation, the investment was adjusted, because the asset is posted as already being part of the Group capital.

Lastly, it must be noted that the 2002 Annual Report of TIM S.p.A. included the values of Blu S.p.A., incorporated with accounting and fiscal efficacy as of January 1, 2002. For the purposes of the Group’s consolidated report, the operation of Blu was consolidated effective as of the acquisition date (October 7, 2002).

2003 ANNUAL REPORT	9

OPERATING HIGHLIGHTS OF THE TIM GROUP

	2003	2002
TIM lines in Italy (in thousands)	26,0276	25,302
TIM Group foreign lines (in thousands)	18,438	13,809
Total TIM Group lines (Italy + foreign, in thousands) (*)	44,514	39,111
ARPU (euro/line/month)	28.2	28.0
GSM coverage in Italy (% of the population)	99.8	99.8
E-TACS coverage in Italy (% of the population)	97.9	398.0
Traffic (TIM S.p.A., millions of minutes)	38,420	36,432

(*)	The figures for foreign lines include the ones for affiliate Aria-Is TIM and subsidiary Radiomobil.

2003 ANNUAL REPORT	10

INFORMATION FOR SHAREHOLDERS

SHARES

Share capital	Euro 513,964,432.74
Ordinary shares	8,434,004,716 at Euro 0.06 each
Savings shares	132,069,163 at Euro 0.06 each
Stock market capitalization (based on the price average for December 2003)	Euro 37,276 million
Ratio of TIM shares

- on the Mibtel index
- TIM - ordinary	8.60% (at 12/31/2003)
- TIM - savings	0.12% (at 12/31/2003)

- on the DJ Stoxx TLC [2]
- TIM - ordinary	4.22% (at 12/31/2003)

(2)	The index is calculated on a geographical basis including all European countries.

SHAREHOLDERS

Shareholders of TIM S.p.A. Stock Ledger 12.31.2003

(Ordinary Shares)

2003 ANNUAL REPORT	11

STOCK PERFORMANCE OF THE TIM GROUP

Italy

Performance of TIM S.p.A.

2003 ANNUAL REPORT	12

EUROPE

Performance of Stet Hellas

SOUTH AMERICA

BRAZIL

Performance of Tele Celular Sul Participaçoes

2003 ANNUAL REPORT	13

Performance of Tele Nordeste Celular Participaçoes

2003 ANNUAL REPORT	14

PERFORMANCE OF THE MAIN EUROPEAN MOBILE TLC SECURITIES

FINANCIAL INDICATORS

TIM S.p.A.

	12.31.2003	12.31.2002
Prices (December average)
- Ordinary	4.353	4.621
- Savings	4.232	4.133
Dividend per share
- Ordinary	0.2567	0.2342
- Savings	0.2687	0.2462
Market to Book Value	4.162	5.610
Dividend Yield
- Ordinary	5.9%	5.4%
- Savings	6.3%	6.1%

TIM Group

	12.31.2003	12.31.2002
Net income/(Loss) per ordinary share	0.273	0.136
Operating Free Cash Flow per share	0.437	0.342
Shareholders’ equity per share	0.852	0.632

2003 ANNUAL REPORT	15

TIM ORGANIZATIONAL CHART AS OF MARCH 22, 2004

(1)	Elisabetta RIPA directly answers to the CEO as Head of Staff and Mobile Business Development.

(2)	The Managing Committee is made up of the CEO, the General Manager, the Head of Finance & Control and the Head of Human Resources.

(3)	The Special Project function - entrusted to Elis BONTEMPELLI - answers to the CEO.

(4)	The Security function - entrusted to Adamo BOVE - answers to the CEO.

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INTERNATIONAL PRESENCE AS OF DECEMBER 31, 2003

2003 ANNUAL REPORT	17

ECONOMIC AND FINANCIAL PERFORMANCE OF THE TIM GROUP

The following is a summary of the economic and financial performance of the TIM Group.

MANAGEMENT OF OPERATIONS

Sales and service revenues in 2003 amounted to Euro 11,782 million (Euro 10,867 million in 2002), a growth of 8.4%; net of the negative exchange-rate effect on South American subsidiaries, this item increased by 12.6%. At equalized exchange rates, all companies present positive growth rates.

The revenues of TIM Celular (a Brazilian company working exclusively with GSM technology and currently in the startup phase) totaled Euro 362 million.

Raw materials and outside services in 2003 amounted to Euro 5,660 million (Euro 5,210 million in the same period of 2002). Compared to the previous period, this increase is referable mainly to the startup of GSM service in Brazil and to cost dynamics due to the increase in sales volume. Raw materials and outside services in 2003 were influenced by the non-existence of charges for the telecommunications contribution (pursuant to Art. 20 of Law 448/98), following the sentence handed down on September 18, 2003 by the Court of Justice of the European Communities concerning the illegitimacy of this contribution. In FY 2002, these charges amounted to Euro 151 million.

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Labor costs amounted to Euro 622 million (Euro 620 million in 2002). The ratio of these costs to revenues (5.3%) decreased compared to 2002 (5.7%).

At December 31, 2003, personnel numbered 18,888 employees (18,702 at December 31, 2002), categorized as follows:

	12.31.2003	12.31.2002	Absolute change
Italy	10,023	10,261	(238)
Abroad	8,865	8,441	424

Total Staff	18,888	18,702	186

Gross operating profit for FY 2003 was Euro 5,502 million (Euro 5,039 million in FY 2002), reflecting a 9.2% increase compared to the previous period; at equalized exchange rates, the increase in GOP was 10.2%. The improvement stems from the positive performance of existing business, which can absorb the higher costs arising from the startup of GSM service in Brazil, and the aforesaid acknowledgement of the sentence of the Court of Justice of the European Communities.

GOP for TIM Celular shows a negative change that, at equalized exchange rates, totals Euro 131 million with respect to the previous period.

Depreciation and amortization for the period, amounting to Euro 1,542 million (Euro 1,512 million in FY 2002), refer to:

(in millions of Euro)	Financial Year 2003	Financial Year 2002	Absolute change
Intangible assets	596	611	(15)
of which consolidation differences	99	100	(1)
Fixed assets	946	901	45

Total depreciation and amortization	1,542	1,512	30

It must be noted that, starting with the report for the first half of 2003, for certain categories of intangible assets, TIM S.p.A. modified the method for calculating the amortization allowance, aligning the starting date for calculating amortization with the date the asset actually went into operation. This modification led to a decrease in the amortization allowance for intangible assets in the amount of approximately Euro 106 million.

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Other valuation adjustments in 2003 amounted to Euro 138 million and refer essentially to write-downs of trade account receivables to their estimated realizable value. These refer specifically to:

•	TIM S.p.A. (Euro 66 million);

•	TIM Brasil Group (Euro 61 million);

•	Stet Hellas (Euro 7 million).

Provisions to reserves for risks and charges for 2003, amounting to Euro 21 million, decreased by Euro 42 million compared to 2002 and refer mainly to provisions of Euro 15 million by TIM S.p.A. and of Euro 3 million by Stet Hellas.

Net other income (expense) in 2003 was negative at Euro -15 million (Euro -13 million in 2002).

Operating income for 2003 was Euro 3,786 million (Euro 3,358 million in 2002) and shows a 12.7% increase compared to last year. The impact of the devaluation of exchange rates was positive: at equalized exchange rates, the growth in operating income amounted to 10.8%. This increase in operating income stems both from the positive performance of existing operations (Italy, Greece, Peru, Brazilian companies operating with TDMA technology) that offset the higher costs for the GSM startup in Brazil, and from the non-existence of the telecommunications contribution.

The operating income of TIM Celular, at equalized exchange rates and compared to the previous period, dropped by Euro 273 million.

The ratio of operating income to total revenues increased, going from 30.9% in FY 2002 to 32.1% in FY 2003.

Net investment and financial income (expense) and value adjustments are listed below:

(in millions of Euro)	Financial Year 2003	Financial Year 2002	Absolute change
Financial income	290	808	(518)
Financial expenses	(282)	(1,018)	736
Net financial income (expense) from subsidiaries	(4)	(162)	158

Total	4	(372)	376

2003 ANNUAL REPORT	20

In 2003, income before extraordinary items and taxes was Euro 3,790 million (Euro 2,986 million in 2002), reflecting a 26.9% increase compared to last year, with a ratio to revenues increasing from 27.5% in 2002 to 32.2% in 2003.

Net extraordinary income and expense for 2003 was positive at Euro 417 million (Euro –1,869 million in 2002). This change is due chiefly to the following events:

•	in FY 2002 gains were posted for disposals in Bouygues Telecom, Mobilkom Austria and Auna totaling Euro 845 million. Extraordinary write-downs were posted for Aria-Is TIM (Turkey) and Digitel (Venezuela) for a total of Euro 1,566 million, extraordinary provisions were made to the reserve for risks and charges in relation to Aria-Is TIM for Euro 850 million, and extraordinary write-downs were taken for plant and machinery by several Brazilian subsidiaries for Euro 142 million and for the consolidation difference in relation to Blu (Euro 103 million), for a negative net figure for non-recurrent items of Euro 1,816 million;

•	in 2003, non-existent assets were posted for Euro 543 million, due to the non-existence of liabilities accrued at December 31, 2002 for the telecommunications contribution. In addition, another partial write-down was taken on Digitel’s goodwill for Euro 132 million, considering the continuing difficult macroeconomic picture in which the company operates. Furthermore, provisions were made to a fund for risks pertaining the Digitel litigation, for an amount of Euro 59 million. The balance of non-recurrent items is thus positive at Euro 352 million.

Corporate income tax amounted to Euro 1,751 million in FY 2003, reflecting an increase of Euro 1,803 million over the previous year, primarily as a result of the TIM S.p.A.’s greater tax burden arising from the increase in the Company’s pre-tax result, due to the divergent trend of non-recurrent items. It must further be borne in mind that in 2002 the Company benefited from the favorable tax effects resulting from the merger of Blu S.p.A.

As a result, the Parent Company’s overall tax burden increased from Euro -255 million to Euro 1,530 million.

The Group’s consolidated net income for 2003 amounted to Euro 2,456 million.

Consolidated net income for the Parent Company amounted to Euro 2,342 million and Minority interests amounted to Euro 114 million.

In 2002, the Group posted a net income of Euro 1,169 million and Minority interests of less than Euro 4 million. Net income for FY 2002 included Euro 845 million in extraordinary income from the gains on transfers of stakes in Mobilkom Austria, Bouygues Telecom and Auna; write-downs and provisions totaling Euro 2,661 million, and charges related to Blu’s operations for Q4 of Euro 21 million. Net of the correlated tax aspects, these non-recurrent elements had a negative effect totaling Euro 242 million. Net income for FY 2003, without considering the specified extraordinary operations and their relevant tax effect, is approximately Euro 1,994 million.

The increase in normalized net income would thus be 49.4% inclusive of minority interests and 41.7% net of these interests.

2003 ANNUAL REPORT	21

Lastly, it must be noted that in FY 2003 no adjustments were made for affiliate Aria-Is TIM, whose value was written down in full in the 2002 Financial Statements, in which specific reserves for risks were established.

MANAGEMENT OF ASSETS AND LIABILITIES

Intangible assets, fixed assets and long-term investments, amounting to Euro 9,276 million, decreased by Euro 85 million compared to the figure at December 31, 2002.

In detail:

•	intangible assets amounted to Euro 5,250 million (Euro 5,225 million at December 31, 2002). The change is due mainly to Euro 720 million in investments made during the period, amortization expense totaling Euro 596 million, write-down of Digitel goodwill amounting to Euro 132 million, and the effect of negative currency translation differences due to the variation in foreign-exchange rates, amounting to Euro 39 million;

•	fixed assets amounted to Euro 3,908 million (Euro 3,756 million at December 31, 2002). The variation is due mainly to Euro 1,244 million in investments made during the period, depreciation and write-downs totaling Euro 946 million, divestments amounting to Euro 40 million, and the effect of negative currency translation differences amounting to Euro 64 million;

•	long-term investments amounted to Euro 118 million (Euro 380 million at December 31, 2002). The decrease was due essentially to the write-down (using reserves for future risks and charges established in 2002) of receivables from affiliate Aria-Is TIM, totaling Euro 279 million. At the end of 2003, as part of the merger process of the Turkish affiliate, the TIM Group acquired the loans that Telecom Italia Finance issued to Aria-Is TIM (for Euro 250 million). These loans were guaranteed by sureties provided by the TIM Group, fully allocated to the reserves for future risks and charges. The acquisition was carried out with the partial use of financial assets from Telecom Italia Finance.

2003 ANNUAL REPORT	22

Investments totaled Euro 2,017 million (Euro 2,359 million in 2002) and are categorized as follows:

(in millions of Euro)	Financial Year 2003	Financial Year 2002	Absolute change
Industrial investments	1,957	1,715	242
Consolidation differences	7	196	(189)
Financial investments	53	448	(395)

Total investments	2,017	2,359	(342)

In 2003, investment activities were concentrated in the technological area, in order to bolster the network and develop value-added services, mainly in Italy (Euro 1,178 million) and Brazil (Euro 576 million).

Working capital showed a negative balance of Euro 2,407 million (negative for Euro 1,660 million at December 31, 2002).

The difference of Euro 747 million is mainly due to:

•	the decrease in other assets for Euro 535 million, due mainly to TIM S.p.A. and attributed to the offset of tax credits against the amount due for current taxes; in 2002, this generated a net tax credit of Euro 482 million, whereas at the end of 2003 this item reflected a payable balance;

•	an Euro 99 million increase in trade accounts payable, dropping from Euro 2,614 million at the end of 2002 to Euro 2,713 million at December 31, 2003, attributable mainly to the Parent Company TIM S.p.A.;

•	an increase in other liabilities amounting to Euro 354 million, also attributable mainly to TIM S.p.A., referable essentially to the elimination of the liability for the telecommunications contribution accruing on December 31, 2002, which was offset by the increase in VAT payables;

•	an Euro 82 million decrease in assets for advance taxes, net of the tax reserves;

•	a decrease in reserve for risks and charges amounting to Euro 296 million, referable mainly to the use (Euro 279 million) of part of the reserves for future risks and charges established in 2002 for Aria-Is TIM.

Shareholders’ equity amounted to Euro 7,803 million (Euro 5,779 million at December 31, 2002), of which Euro 7,295 million (Euro 5,409 million at December 31, 2002) attributable to TIM and Euro 508 million (Euro 370 million at December 31, 2002) attributable to minority interests.

(in millions of Euro)	Financial Year 2003	Financial Year 2002
At beginning of year	5,779	9,502
Net income for the year of Parent Company and minority interests	2,456	1,169
Dividends paid to minority interests by:	(429)	(3,617)
TIM S.p.A.	(410)	(3,605)
Other companies (Tele Nordeste Celular, Tele Celular Sul, Stet Hellas)	(19)	(12)
Net exchange difference for conversion and other changes	(3)	(1,275)
At end of year	7,803	5,779

The change of Euro 2,024 million was influenced mainly by the consolidated income for the period.

2003 ANNUAL REPORT	23

At December 31, 2003, the Group presented positive financial position of Euro 934 million (with respect to net borrowings of Euro 1,922 million at December 31, 2002), for a change of Euro 2,856 million as compared to December 31, 2002, mainly due to the high cash flow generated during the period.

Free operating cash flow amounted to Euro 3,746 million (after financing industrial investments worth Euro 1,957 million), up 27.8% compared to 2002 (Euro 2,932 million, after technical investments of Euro 1,715 million), for a ratio to turnover of 31.8% (27% in 2002).

The composition of gross financial debt (which does not include Euro 2 million in short-term net financial accruals and deferrals) is analyzed in the following chart:

(in millions of Euro)	12.31.2003						12.31.2002
	Euro	%	Currency	%	Total	%	Total	%
Medium/long-term debt	208	68	377	71	585	69	807	32
Short-term borrowings	100	32	157	29	257	31	1,712	68

Total	308	100	534	100	842	100	2,519	100

TIM S.P.A.

The year 2003 closed with a net income of Euro 2,322 million, influenced by two non-recurrent operations, one positive and the other negative. One was related to non-existent assets of Euro 543 million, originated in Q3 due to the non-existence of the liability allocated through December 31, 2002 for charges for the telecommunications contribution. The other one involves the write-down taken on the book value of the holding company TIM International N.V. for Euro 618 million, due to an update in the evaluations of the equity investments it holds. Net of correlated tax effects, the impact on 2003 income was negative at Euro 79 million.

Sales and service revenues amounted to Euro 9,469 million. Growth, as measured versus FY 2002 pro forma (excluding accounting effects of the merger by incorporation of Blu, which took place in December 2002 and was retroactive to January 1, 2002 for accounting and tax purposes), was 6.2%. Also contributing to this item was the growth in revenues from traffic (+3.7% compared to pro forma 2002) and in revenues from VAS (+36.7% compared to 2002, net of the effects of the incorporation of Blu).

2003 ANNUAL REPORT	24

Gross operating profit, amounting to Euro 5,035 million, rose by 11.2% compared to pro forma 2002. This growth was influenced by the non-existence of the contribution of telecommunications, which in FY 2002 pro forma amounted to Euro 151 million.

Operating income, which was Euro 3,863 million, rose by 16.3% compared to pro forma 2002. This growth was influenced not only by the above-mentioned item referring to the telecommunications contribution, but also by the change in the amortization method used for several types of intangible assets, which led to amortization that was lower by approximately Euro 106 million.

Net financial position was positive at Euro 1,418 million, showing an improvement of Euro 2,910 million for the year, thanks to the high level of free operating cash flow, totaling Euro 4,201 million.

MARKET OUTLOOK AND STRATEGIC GUIDELINES

Market outlook: mobile telecommunications and TIM’s positioning

After the strong crisis period that followed the downsizing of the “new economy” and the uncertainty caused by the world political situation, the international economic scenario is starting to show signs of recovery.

During recent years, despite a slowdown in the leading world economies, the incidence of overall expenditure in TLC on GDP continued to grow. The mobile sector in particular, together with the Internet, posted the highest levels of growth, and the number of mobile lines worldwide exceeded the levels set in 2001.

Market growth will also continue in the coming years, but at rates that are probably lower compared to the past, and with significant differences among the various regions around the world. Western Europe, and Italy in particular, represent markets that are close to the saturation point (approximately 80% penetration in Europe, more than 90% in Italy), whereas in several developing areas like Southeast Asia and Latin America the markets are still extremely appealing (compared to last year, penetration and growth are approximately 20% in South America, while in Asia penetration is about 13% and growth is approximately 30%).

Voice traffic continues to represent the core business for mobile telephone services and it contributes to financing the development of VAS, whose weight is growing progressively (revenues from VAS is about 11% of service revenues for TIM S.p.A. in 2003). Mobile operators must not only defend their roles as carriers but must also increasingly affirm their positions along the entire chain of value, becoming VAS providers in a position to contribute to defining standards that will allow new applications to be launched.

In this arena, TIM is one of the major operators on the world market:

•	it is the Italian leader with over 26 million lines at December 31, 2003 and a market share of 46%;

•	it is the leading mobile telephony European group in terms of profitability, the generation of cash flow and financial stability;

•	it is the third leading Brazilian operator with over 8 million lines, a market share of 18% at December 31, 2003 and a widespread national presence.

To defend and reinforce its position, a strategy must be defined that can face the different challenges that are arising:

•	defending the voice business;

•	developing a new generation of GPRS/EDGE/UMTS “Mobile Data”;

•	developing GSM in Brazil and becoming the second operator on the market;

•	completing the start up phase of several subsidiaries.

2003 ANNUAL REPORT	25

The main strategic levers to achieve these objectives are:

•	Centrality of the customer, to be achieved through caring and offer segmentation, a focus on high-consumption customers, leadership in acquisitions;

•	Premium positioning, to maintain through to development of a consistent on-net community and high-quality service;

•	Innovation and technological leadership (characteristics traditionally associated with TIM’s image) to be promoted by developing the GPRS/EDGE/UMTS data networks and innovative VAS, maintaining constant quality in network and IT services, gradual replacement of TDMA with GSM by several subsidiaries;

•	Profitability and cash flow, to be achieved by preserving the efficiency and effectiveness levels on network, IT and back office, monitoring investments and working capital, and establishing a far-sighted policy of capital allocation,

•	Global positioning, through partnerships/alliances with other major mobile groups that can stimulate significant economies of scale, international roaming services and R&D activities;

•	Multinational approach, based on a unified Plug & Play strategy, the creation of a group culture and growing integration between TIM Italia and subsidiaries;

•	Excellence in human resources by recruiting, developing and maintaining “valuable” human resources, selecting methods to improve their flexibility and the process of internal innovation.

TIM’s capacity to use these levers correctly will allow it to pursue its fundamental mission:

“Generating value for Stakeholders, through leadership in traditional mobile services and the development of innovative services in Italy and around the world”.

2003 ANNUAL REPORT	26

HIGHLIGHTS OF THE QUARTERLY PERFORMANCE OF THE TIM GROUP

	2003					2002 (*)
(in millions of Euro)	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year
Revenues	2,616	2,918	3,101	3,147	11,782	2,498	2,687	2,825	2,857	10,867

% change on the same quarter of previous year	4.7%	8.6%	9.8%	10.2%		4.3%	6.0%	8.6%	5.1%

Gross operating profit	1,262	1,362	1,533	1,345	5,502	1,221	1,267	1,415	1,136	5,039
% change on the same quarter of previous year	3.4%	7.5%	8.3%	18.4%		3.7%	5.7%	12.6%	0.8%

% GOP/Revenues	48.2%	46.7%	49.4%	42.7%	46.7%	48.9%	47.2%	50.1%	39.8%	46.4%

Operating income before amortization of consolidation differences	922	955	1,144	864	3,885	858	877	1,053	670	3,458
% change on the same quarter of previous year	7.5%	8.9%	8.6%	29.0%		0.7%	2.6%	14.0%	1.4%

% Op. income before amortization of consol. differences/ Revenues	35.2%	32.7%	36.9%	27.5%	33.0%	34.3%	32.6%	37.3%	23.5%	31.8%

Operating income	897	929	1,118	842	3,786	831	853	1,029	645	3,358
% change on the same quarter of previous year	7.9%	8.9%	8.6%	30.5%		1.8%	6.5%	13.8%	4.9%

% Operating income/ Revenues	34.3%	31.8%	36.1%	26.8%	32.1%	33.3%	31.7%	36.4%	22.6%	30.9%

(*)	It is noted that Q3 and Q4 benefited from the annulment of the contribution for TLC activities that affected the first two quarters of 2003. In comparable terms, in the four quarters of 2003 the GOP/Revenues and Operating income/Revenues ratios would have been as follows:

	2003
	Q1	Q2	Q3	Q4	Year
% GOP/Revenues	49.4%	47.7%	49.4%	40.9%	46.7%
% Operating income before amortization of consolidation differences	36.4%	33.8%	36.9%	25.6%	33.0%
% Operating income/ Revenues	35.4%	32.9%	36.1%	24.9%	32.1%

2003 ANNUAL REPORT	27

TIM GROUP

CONSOLIDATED STATEMENT OF INCOME

	Financial Year 2003 (a)	Financial Year 2002 (b)	Changes (a)-(b)
(in millions of Euro)			absolute	%
A. Sales and service revenues	11,782	10,867	915	8.4

Increases in capitalized internal construction costs	2	1	1	°°°
Operating grants	0	1	(1)	°°°
B. Standard production value	11,784	10,869	915	8.4
Raw materials and outside services (*)	(5,660)	(5,210)	(450)	8.6
C. Value added	6,124	5,659	465	8.2
Labor costs (*)	(622)	(620)	(2)	0.3
D. Gross operating profit	5,502	5,039	463	9.2
Amortization and depreciation of other intangibles and fixed assets	(1,443)	(1,412)	(31)	2.2
Other valuation adjustments	(138)	(93)	(45)	48.4
Provisions to reserves for risks and charges	(21)	(63)	42	(66.7)
Net other income (expense)	(15)	(13)	(2)	15.4
E. Operating income before amortization of consolidation differences	3,885	3,458	427	12.3
Amortization of consolidation differences	(99)	(100)	1	(1.0)
F. Operating income	3,786	3,358	428	12.7
Net financing (**)	8	(210)	218	°°°
Net investments	(4)	(162)	158	(97.5)
G. Income (loss) before extraordinary items and taxes	3,790	2,986	804	26.9
Net extraordinary income (expense)	417	(1,869)	2,286	°°°
H. Income before taxes	4,207	1,117	3,090	°°°
Income taxes	(1,751)	52	(1,803)	°°°
I. Net income for the year of the Parent Company and minority interests	2,456	1,169	1,287	°°°
(Income) loss for the year of minority interests	(114)	(4)	(110)	°°°
L. Net income (loss) of the Parent Company	2,342	1,165	1,177	°°°

(*)	Net of relevant recuperated costs.

(**)	Including value adjustments to financial assets other than equity investments.

2003 ANNUAL REPORT	28

CONSOLIDATED BALANCE SHEET

		12.31.2003 (a)	12.31.2002 (b)	Changes (a)-(b)
(in millions of Euro)				absolute	%
A. Net intangibles, fixed assets and long-term investments
Intangible assets:
- consolidation differences		734	957	(223)	(23.3)
- other intangible assets		4,516	4,268	248	5.8
Fixed assets		3,908	3,756	152	4.0
Long-term investments:
- equity investments and advances on future capital contributions		12	16	(4)	(25.0)
- other		106	364	(258)	(70.9)
		9,276	9,361	(85)	(0.9)

B. Working capital
Inventories		97	104	(7)	(6.7)
Net trade accounts receivable		1,997	1,967	30	1.5
Other assets		492	1,027	(535)	(52.1)
Trade accounts payable		(2,713)	(2,614)	(99)	3.8
Other liabilities		(1,941)	(1,587)	(354)	22.3
Reserve for employee termination indemnities, retirement payments and similar obligations		(95)	(98)	3	(3.1)
Advance taxes payments, net of the tax reserves		1,020	1,102	(82)	(7.4)
Other reserves for risks and charges		(1,256)	(1,552)	296	(19.1)
Capital grants and/or contributions to infrastructure		(8)	(9)	1	(11.1)
		(2,407)	(1,660)	(747)	45.0

C. Net invested capital	(A+B)	6,869	7,701	(832)	(10.8)

Financed by:
D. Shareholders’ equity
of Parent Company		7,295	5,409	1,886	34.9
of minority interests		508	370	138	37.3
		7,803	5,779	2,024	35.0

E. Medium/long-term debt		585	807	(222)	(27.5)

F. Net short-term borrowings
(net short-term liquid assets)
Short-term borrowings		257	1,712	(1,455)	(85.0)
Liquid assets and short-term financial assets		(1,778)	(594)	(1,184)	°°°
Short-term financial accruals and deferrals, net		2	(3)	5	°°°
		(1,519)	1,115	(2,634)	°°°

Consolidated net financial debt/ (net liquid assets)	(E+F)	(934)	1,922	(2,856)	°°°

G. Net financial funding	(D+E+F)=C	6,869	7,701	(832)	(10.8)

2003 ANNUAL REPORT	29

CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions of Euro)				Financial Year 2003 (a)	Financial Year 2002 (b)	Absolute change (a) - (b)
A.	(Net borrowings at the beginning of the year)			(1,922)	(1,532)	(390)
	Operating income for the year			3,786	3,358	428
	Amortization and depreciation of intangibles and fixed assets			1,542	1,512	30
	Investments in intangibles and fixed assets (1)			(1,957)	(1,715)	(242)
	Proceeds from ordinary divestments of intangibles
	and fixed assets			6	90	(84)
	Change in operating working capital and other changes			369	(313)	682

B.	Operating free cash flow			3,746	2,932	814
	Long-term investments and consolidation differences (1)			(60)	(644)	584
	Proceeds from sale, or redemption value, of other intangibles, fixed assets and long-term investments			58	1,827	(1,769)
	Change in non-operating working capital and other changes			(459)	(888)	429

C.				(461)	295	(756)

D.	Net cash flows before distribution of dividends/ reserves and contributions by shareholders	(B+C	)	3,285	3,227	58

E.	Distribution of dividends/reserves			(429)	(3,617)	3,188

F.	Contributions by shareholders			—	—	—

G.	Change in net borrowings	(D+E+F	)	2,856	(390)	3,246

H.	(Net borrowings)/net liquid assets at the end of the year	(A+G	)	934	(1,922)	2,856

The change in net financial borrowings is as follows:

(in millions of Euro)	Financial Year 2003	Financial Year 2002
Increase (decrease) in medium/long-term debt	(222)	(603)
Increase (decrease) in net short-term borrowings	(2,634)	993

Total	(2,856)	390

(1) Total capital requirements for investments are broken down as follows:
(in millions of Euro)	Financial Year 2003	Financial Year 2002
Industrial investments:
- consolidation differences	713	640
- other intangible assets	1,244	1,075
- fixed assets	7	196
Long-term investments	53	448

Capital requirements for investments	2,017	2,359

2003 ANNUAL REPORT	30

ECONOMIC AND FINANCIAL PERFORMANCE OF TIM S.P.A.

MANAGEMENT OF OPERATIONS

In FY 2003, the Parent Company TIM S.p.A. posted sales and service revenues of Euro 9,469 million, 75% of which composed of income from traffic (Euro 7,099 million), up 2.6% (3.7% net of the effects of the merger by incorporation of Blu S.p.A., which took place in December 2002 and became effective, for accounting and tax purposes on January 1, 2002) and 10.9% from VAS income (Euro 1,028 million). Over the past 12 months, there was a 5% growth in total revenues. Compared to the figures for pro forma 2002, which excludes revenues incorporated as part of the merger with Blu S.p.A., the increase in sales and service revenues in 2003 is equivalent to 6.2% (+ Euro 554 million).

In 2003, revenues from outgoing traffic continue to represent the most significant component of revenue, not only in absolute terms (amounting to Euro 4,257 million), but also in terms of an increase compared to last year (+4.1%).

Income from VAS increased by 33.2% over the past twelve months (36.7% excluding the effects of the Blu merger), rising to Euro 1,028 million in 2003. The ratio to service revenues alone was 11.4%.

Raw materials and outside services amounted to Euro 3,998 million (Euro 4,144 million in 2002). The trend in this item was influenced by the effects of the sentence handed down on September 18, 2003 by the Court of Justice of the European Communities, confirming the illegitimacy of the institutive regulations on the contribution for the performance of TLC activities (Art. 20 of Law 448/98). Thus, there is no longer an obligation to allocate this contribution in the Statement of Income. The relevant cost, which continued to be posted in the previous quarters, was estimated at Euro 59 million for H1 2003 and at Euro 29 million for the first three months of the year. The expense earmarked for this item in FY 2002 was Euro 154 million, of which Euro 3 million pertaining to Blu S.p.A.

Excluding the effects of the merger, raw materials and outside services would have amounted to Euro 3,972 million and the increase for the past twelve months would have been Euro 26 million (+0.7%).

Gross operating profit for the period was Euro 5,035 million, showing a 14.3% improvement compared to 2002 (Euro 4,404 million). The ratio to total revenues was 53.2%, as opposed to 48.8% for the previous period.

The growth in gross operating profit compared to the value for pro forma 2002 was Euro 506 million in terms of absolute value, or 11.2%.

Operating income was Euro 3,863 million, versus Euro 3,153 million in 2002 (+22.5%). The ratio to total revenues was 40.8%.

2003 ANNUAL REPORT	31

It must be noted that starting with the report for the first half of 2003, for certain categories of intangible assets the method for calculating the relevant amortization allowance was modified, aligning the starting date for calculating amortization with the date the asset actually went into operation. This refinement, which was made in order to improve the comprehension and comparability of the figures, led to a reduction of approximately Euro 106 million in the amortization allowance for intangible assets.

Excluding the effects of the merger with Blu, the increase in operating income would have totaled 16.3%.

Net income (expense) from equity investments (negative for Euro -4 million) refers to the write-down of the carrying value of affiliate Edotel S.p.A.

Net extraordinary income and expense, negative at Euro 8 million, was influenced by the following events:

•	non-existent assets of Euro 543 million generated in Q3 following the non-applicability of the liability provision allocated through December 31, 2002 to meet expenses for the TLC contribution;

•	the write-down, entered in the accounts for Euro 618 million, of the book value of subsidiary TIM International N.V.

The effect of the two operations on taxes for the period can be estimated, respectively, as a liability of approximately Euro 209 million and a benefit of approximately Euro 205 million.

Net income for the period amounted to Euro 2,322 million, or 24.5% of total revenues. The significant increase compared to the value posted at the end of 2002 can be attributed not only to the improvement in the Company’s operating performance and to the extraordinary operations illustrated above, but also to the write-down in the book value of TIM International in 2002, for the amount of Euro 2,952 million (Euro 1,889 million net of tax effects).

TIM’s personnel at December 31, 2003 numbered 10,023 employees; compared to the workforce at the end of the last period (10,261 employees), this reflects a decrease of 238.

TIM S.p.A. R&D costs for 2003 amounted to approximately Euro 47 million.

For better comparability of data, as a basis of comparison with last year the Statement of Income of TIM S.p.A. has been listed net of the effects of the incorporation of Blu.

MANAGEMENT OF ASSETS AND LIABILITIES

At December 31, 2003 the net intangibles, fixed assets and long-term investments of TIM S.p.A. totaled Euro 9,161 million, reflecting a decrease of Euro 17 million compared to the end of last year.

Plant and machinery totaled Euro 5,052 million (Euro 4,984 million at December 31, 2002); investments in fixed assets amounted to Euro 632 million, while those in intangible assets were Euro 562 million.

With regard to long-term investments it must be noted – in addition to the comments detailing the write-down of the Dutch holding company – that during the period advances were made on future capital contributions for a total of Euro 537 million, nearly all of which in favor of TIM International. In December, following the capital increase passed by the subsidiary, part of these advances were reclassified (Euro 416 million) as an increase of the equity investment entered under the assets on the Balance Sheet.

The residual value of the advances on future capital contributions thus totaled Euro 121 million at December 31, 2003.

2003 ANNUAL REPORT	32

Working capital showed a negative balance of Euro 1,622 million (at December 31, 2002 this figure had a negative balance of Euro 641 million). The components showing the most significant variations were Other assets (Euro 293 million, down Euro 569 million due mainly to the trend in net current taxes, which showed a credit at the end of 2002 and a liability for 2003) and Other liabilities (Euro 1,720 million, influenced not only by the steep increase in VAT liabilities but also to the write-off of the amount payable for telecommunications activities).

Shareholders’ equity at December 31, 2003 was Euro 8,957 million. This item was influenced by the additional dividend portion passed when the 2002 Annual Report was approved (of which Euro 263 million drawn from net income and Euro 147 million from share premium reserve), and it has increased as a result of net income for the period. The aggregate change over the past twelve months is thus a positive figure of Euro 1,912 million.

Year-end net financial position is positive with a figure of Euro 1,418 million, whereas at December 31, 2002 it was negative at Euro 1,492 million.

The overall cash flow generated by operations amounted to Euro 2,910 million and it thus financed all the investments for the year, worth Euro 1,737 million, as well as the above-mentioned payment of dividends.

The cash flow was also generated by the change in non-operating working capital, which underwent a negative variation totaling Euro 343 million. This movement is due mainly to tax management (that absorbed resources amounting to Euro 303 million).

Free operating cash flow, or the cash flow generated by operations alone, amounted to Euro 4,201 million.

It must be pointed out that at December 31, 2003, TIM held 897,835 of its own ordinary shares of a par value of Euro 0.06 each, representing 0.01% of the Company’s share capital. These shares have been carried as assets in the Balance Sheet, to the amount of about Euro 4 million; as required under applicable regulations, an unavailable reserve fund of the same amount has been carried under net equity.

2003 ANNUAL REPORT	33

TIM S.p.A.

STATEMENT OF INCOME
		Financial Year 2003	Financial Year 2002	Financial Year 2002 Pro forma	Changes (a) - (b)		Changes (a) - (c)
(in millions of Euro)		(a)	(b)	(c)	absolute	%	absolute	%

A.	Sales and service revenues	9,469	9,022	8,915	447	5.0	554	6.2
	Operating grants	0	0	0	0	—	0	—

B.	Standard production value	9,469	9,022	8,915	447	5.0	554	6.2
	Raw materials and outside services (*)	(3,998)	(4,144)	(3,972)	146	(3.5)	(26)	0.7

C.	Value added	5,471	4,878	4,943	593	12.2	528	10.7
	Labor costs (*)	(436)	(474)	(414)	38	(8.0)	(22)	5.3

D.	Gross operating profit	5,035	4,404	4,529	631	14.3	506	11.2
	Amortization and depreciation	(1,083)	(1,153)	(1,112)	70	(6.1)	29	(2.6)
	Other valuation adjustments	(66)	(51)	(47)	(15)	29.4	(19)	40.4
	Provisions to reserves for risks and charges	(15)	(38)	(38)	23	(60.5)	23	(60.5)
	Net other income (expense)	(8)	(9)	(9)	1	(11.1)	1	(11.1)

E.	Operating income	3,863	3,153	3,323	710	22.5	540	16.3
	Net financing (**)	1	(16)	(15)	17	°°°	16	°°°
	Net investments	(4)	0	0	(4)	—	(4)	—

F.	Income (loss) before extraordinary items and taxes	3,860	3,137	3,308	723	23.0	552	16.7
	Net extraordinary income (expense)	(8)	(3,128)	(3,121)	3,120	(99.7)	3,113	(99.7)

G.	Income before taxes	3,852	9	187	3,843	°°°	3,665	°°°
	Income taxes	(1,530)	255		(1,785)	°°°

H.	Net income (loss)	2.322	264		2.058	°°°

(*)	Net of relevant recuperated costs.

(**)	Including value adjustments to financial assets other than equity investments.

2003 ANNUAL REPORT	34

BALANCE SHEET
				12.31.2003	12.31.2002	Changes (a)-(b)
(in millions of Euro)				(a)	(b)	absolute	%

A.	Net intangibles, fixed assets and long-term investments
	Intangible assets			2,944	2,809	135	4.8
	Fixed assets			2,108	2,175	(67)	(3.1)
	Long-term investments:
	- equity investments and advances on future capital contributions			4,088	4,174	(86)	(2.1)
	- other			21	20	1	5.0
				9,161	9,178	(17)	(0.2)

B.	Working capital
	Inventories			20	36	(16)	(44.4)
	Net trade accounts receivable			1,583	1,692	(109)	(6.4)
	Other assets			293	862	(569)	(66.0)
	Trade accounts payable			(2,081)	(2,044)	(37)	1.8
	Other liabilities			(1,720)	(1,412)	(308)	21.8
	Reserve for employee termination indemnities, retirement payments and similar obligations			(90)	(84)	(6)	7.1
	Advance taxes payments, net of the tax reserves			1,039	1,047	(8)	(0.8)
	Other reserves for risks and charges			(658)	(729)	71	(9.7)
	Capital grants and/or contributions to infrastructure			(8)	(9)	1	(11.1)
				(1,622)	(641)	(981)	°°°

C.	Net invested capital	(A+B	)	7,539	8,537	(998)	(11.7)
	Financed by:

D.	Shareholder’s equity
	Share capital			514	514	—	—
	Reserves and retained earnings			6,121	6,267	(146)	(2.3)
	Net income (loss)			2,322	264	2,058	°°°
				8,957	7,045	1,912	27.1

E.	Medium/long-term debt			—	—	—	—

F.	Net short-term borrowings (net short-term liquid assets)
	Short-term borrowings			27	1,620	(1,593)	(98.3)
	Liquid assets and short-term financial assets			(1,444)	(129)	(1,315)	°°°
	Short-term financial accruals and deferrals, net			(1)	1	(2)	°°°
				(1,418)	1,492	(2,910)	°°°
	Net financial debt/ (net liquid assets)	(E+F	)	(1,418)	1,492	(2,910)	°°°

G.	Net financial funding	(D+E+F	)=C	7,539	8,537	(998)	(11.7)

2003 ANNUAL REPORT	35

CASH FLOWS STATEMENT

(in millions of Euro)				Financial Year 2003 (a)	Financial Year 2002 (b)	Absolute change (a) - (b)
A.	(Net borrowings)/net liquid assets at the beginning of the year			(1,492)	458	(1,950)
	Operating income for the year			3,863	3,153	710
	Amortization and depreciation of intangibles and fixed assets			1,083	1,153	(70)
	Investments in intangibles and fixed assets (1)			(1,194)	(1,697)	503
	Proceeds from ordinary divestments of intangibles and fixed assets			32	80	(48)
	Change in operating working capital and other changes			417	(36)	453
B.	Operating free cash flow			4,201	2,653	1,548
	Long-term investments (1)			(543)	(777)	234
	Proceeds from sale, or redemption value, of other intangibles, fixed assets and long-term investments			5	285	(280)
	Change in non-operating working capital and other changes			(343)	(560)	217
C.				(881)	(1,052)	171
D.	Net cash flows before distribution of dividends/ reserves and contributions by shareholders	(B+C	)	3,320	1,601	1,719
E.	Distribution of dividends/reserves			(410)	(3,605)	3,195
F.	Contributions by shareholders (2)			—	54	(54)
G.	Change in net borrowings	(D+E+F	)	2,910	(1,950)	4,860
H.	(Net borrowings)/net liquid assets at the end of the year	(A+G	)	1,418	(1,492)	2,910

The change in net financial borrowings is as follows:

(in millions of Euro)	Financial Year 2003	Financial Year 2002
Increase (decrease) in medium/long-term debt	—	(117)
Increase (decrease) in net short-term borrowings	(2,910)	2,067

Total	(2,910)	1,950

(1)	Total capital requirements for investments are broken down as follows:

(in millions of Euro)	Financial Year 2003	Financial Year 2002
Industrial investments:
- intangible assets	562	726
- fixed assets	632	971
Long-term investments	543	777

Capital requirements for investments	1,737	2,474

(2)	Euro 54 million referring to Financial Year 2002 is the merger surplus following the merger by incorporation of Blu S.p.A.

2003 ANNUAL REPORT	36

SIGNIFICANT EVENTS FOLLOWING DECEMBER 31, 2003

In addition to the information set forth in the other sections of this report, the following significant events took place after December 31, 2003.

The merger of five operating companies of the Tele Nordeste Celular Participaçoes Group into subsidiary Telpe Celular was completed in January 2004. The merging company has taken the business name of TIM Nordeste Telecomunicaçoes S.A. and it is now the only operative company that is a subsidiary of Tele Nordeste Celular Participaçoes S.A. The transaction has made it possible to simplify the Group’s corporate structure and achieve greater efficiency in costs to support business.

The change in the Stet Hellas brand name from Telestet to TIM was announced on February 3, 2004. This has helped reinforce the dynamic and innovative image of this carrier in Greece.

On February 19, 2004, the merger was completed between Aria-Is TIM – a mobile carrier held by TIM (49%) and the IsBank Group (51%) – and Aycell, a GSM carrier held entirely by Turk Telekom, the Turkish state carrier for land operations. The integration process, which began last May, was completed following approval by the responsible authorities. Of the new company created by the merger (TT&TIM), 40% is held by TIM, 40% by Turk Telekom and the remaining 20% by the IsBank Group.

The Aria-Aycell merger has created a new and forceful presence that will contribute to developing the telecommunications market in Turkey. It already has over 6,000 radio base stations and 4.5 million users, and it reaches 15% of the aggregate market.

As part of the Group’s information technology program, TIM S.p.A. contributed a business segment specializing in development and applications maintenance in a SAP environment, to the limited liability consortium Shared Service Center. The value of the business segment was established by an expert appointed by the Tribunal of Milan, at euro 64,841.

As part of the restructuring of the Telecom Italia Group’s information technology activities, in early 2004, TIM authorized the internalization of the software design and development activities currently undertaken by a specialized team working at IT Telecom, with effect as of April 1, 2004. The business segment to be acquired covers the activities currently undertaken by IT Telecom for TIM, in terms of:

•	innovative services based on IP networks, also known as e-business or web services, targeted at the business and mass market segments;

•	development and maintenance of telecommunications software.

These assets are to be integrated with the resources that TIM already dedicated to IT development, with a view to enhancing synergies in the management of current platforms as well as in the development of future generations.

The value of the acquisition, on the basis of an independent assessment by Milestone Advisory House S.p.A., Milan, was agreed upon between the parties at Euro 23 million.

2003 ANNUAL REPORT	37

EVOLUTION OF OPERATIONS: PROSPECTS FOR THE CURRENT PERIOD

As far as domestic business is concerned, TIM’s objective will be to reinforce its position as a leader in technological innovation, concentrating on developing a new business cycle for value-added services and facing the challenge of a new business model based on UMTS technology.

In the international arena, TIM confirms its commitment in areas of strategic interest, above all in South America and in the Mediterranean basin. In particular, TIM’s efforts will be turned towards continuing the roll out of the GSM network and further developing the customer base in Brazil.

2003 ANNUAL REPORT	38

RELATIONS WITH RELATED PARTIES

The effects of the Balance Sheet and Statement of Income of the TIM Group transactions with related parties at December 31, 2003 are illustrated below.

All transactions with related parties, including companies within the Group, come under the heading of ordinary operations and were conducted at market conditions or based on specific regulatory provisions. There were no atypical and/or unusual operations.

Main income, balance-sheet and financial items

	From Companies
(in millions of euro)	subsidiaries non- consolidated and affiliated companies	parent companies, subsidiaries and affiliates of parent companies	Nature of the operation
Sales and service revenues	0	1,150	This item mainly refers to revenues from mobile telecommunication services and sales, mainly from the parent company, Telecom Italia.

Raw materials and outside services	7	886

This item includes:

•      costs for services from Telecom Italia Group companies, for Euro 572 million;

•      costs for use of assets of the Telecom Italia Group, mainly to Telecom Italia for circuit rentals, amounting to Euro 321 million.

Positive (negative) balance of miscellaneous income and expense	3	1	This item refers mainly to the recovery of costs for personnel moved temporarily to the Turkish affiliate Aria-Is TIM.

Positive (negative) balance of financial income and expense	1	30	This item refers mainly to the net figure for interest income matured through financial relations between TIM International and Telecom Italia Finance, the financial company of the Telecom Italia Group, and to interest matured on the current account held by TIM with Telecom Italia.

Positive (negative) balance of extraordinary income and expense	0	7	This includes gains on TIM’s transfers of realty located in Rivoli (Turin) to FMP Italy 1, of the “administrative services” line of business to Telecom Italia, and of the “facility management” line to Emsa Servizi.

Long-term investments - financial assets	—	53	This item refers to the receivables of TIM International due from Telecom Italia Finance.

Financial assets included in working capital	1	1,454	This item mainly includes the credit balance on the current account held by TIM with Telecom Italia.

Financial debt	—	86	These borrowings refer mainly to the medium/long-term debts with Telecom Italia and Telecom Italia Finance.

Trade and other accounts receivable	0	265	These items mainly refer to the entries connected with the supply of mobile telecommunication services, in particular to Telecom Italia.

Trade and other accounts payable	4	630	These items refer mainly to supplies deriving from ordinary investment and operating activities, mainly with Telecom Italia Group companies, as well as accounts payable to Telecom Italia S.p.A. for VAT to be paid following the Group’s VAT procedure and amounting to Euro 208 million.

Guarantees provided	783	—	These refer mainly to guarantees issued directly as well as those issued through Telecom Italia and Telecom Italia Finance on behalf of affiliate Aria-Is TIM. They also include pledges on Aria-Is TIM shares provided as a guarantee in favor of Aria-Is TIM suppliers.

2003 ANNUAL REPORT	39

Main income, balance-sheet and financial items

	From Companies
(in millions of euro)	subsidiaries non- consolidated and affiliated companies	parent companies, subsidiaries and affiliates of parent companies	Nature of the operation
Investments in intangible and fixed assets	—	182	These refer mainly to acquisitions from IT Telecom, a subsidiary of Telecom Italia.

Long-term investments	—	14	This item refers to Telecom Italia Finance’s acquisition of the stake in GLB Servicos Interativos S.A. (Globo.com) that was subsequently resold.

With regard to transactions with related parties, the following also occurred:

•	in 2003, TIM sold telephone cards to Autogrill (Edizione Holding Group) to be retailed to the public, for a counter-value of approximately Euro 19 million;

•	commissions and interest payable to Unicredit Factoring by TIM SpA amounted to about Euro 1 million, during the year;

•	the TIM Group has trade accounts receivable with the Pirelli and Benetton Groups amounting to a total of Euro 2 million and trade accounts payable totaling Euro 1 million;

•	during 2003, through redemption, TIM acquired the title to real property located in the municipality of Rivoli (Turin) from Teleleasing, a Telecom Italia affiliate, with a disbursement of approximately Euro 16 million; the property was part of a financial leasing contract and was subject to adjustment for the purposes of the consolidated report, as provided for by International Accounting Standard No. 17. Consequently, this acquisition is not significant as an investment with regard to the consolidated economic and equity situation of the year 2003. The property was subsequently resold at the price of Euro 29 million to a company (FMP Italy 1) that, at the time, was a subsidiary of Telecom Italia. The consolidated gain amounts to approximately Euro 4 million, while the gain of TIM S.p.A. is approximately Euro 9 million.

2003 ANNUAL REPORT	40

ADOPTION OF INTERNATIONAL ACCOUNTING STANDARDS

This section provides an overview of the applicable regulatory framework of reference as well as the steps the Telecom Italia Group has taken towards adopting international accounting standards, in light of the CESR (Committee of European Securities Regulators) recommendation, published on December 30, 2003, containing guidelines for companies listed on regulated markets within the EU, with regard to the transition to the full application of IAS/IFRS.

The main phases of the process towards the harmonization of accounting principles within the EU, involved:

•	the adoption of Regulation No. 1606 by the European Parliament and the European Council in July 2002 that imposes, starting in 2005, the compulsory application of IAS/IFRS accounting principles to the consolidated accounts of companies listed on regulated markets within the EU;

•	the adoption, by the European Commission, of Regulation No. 1725 of September 29, 2003, that homologated the international accounting principles and related interpretations extant on September 14, 2002. This homologation process did not include IAS 32 and 39 pertaining, respectively, to the disclosure and valuation of financial instruments and their related interpretations (SIC 5, 16 and 17), insofar as the same are currently under revision by the IASB;

•	the promulgation by the Italian parliament of Law No. 306 of October 31, 2003 (the Community Law 2003), article 25 of which requires, listed companies, inter alia, to comply with IAS/IFRS accounting principles in drawing up not only their consolidated financial statements (already required under EU Regulation 1606/2002), but also their individual financial statements for the fiscal year.

At the same time, the IASB has scheduled a series of projects aimed at implementing the international principles imposed by the EU, including the regulation of transactions that are currently unregulated. Some of these projects have already been completed while others are still under study and/or about to be launched.

In 2003, TIM launched a specific project aimed at implementing international accounting standards, through the setting up of a dedicated workgroup entailing the involvement of the main TIM Group companies.

In particular, analysis was carried out to identify the main differences between Italian accounting principles and the IAS/IFRS, with a view to quantifying the most significant consequences thereof in terms of the consolidated financial statements of the TIM Group, in light of the differences found.

The project was aimed at attaining the following goals:

•	identification of the main differences between Italian accounting principles and the IAS/IFRS, including those applicable to the first opening financial statements (January 1, 2004, the transition date) and the quantification of the impact of each;

•	implementation of the administrative processes and corporate computer systems required to allow for annual and infra-annual financial statements to be prepared in accordance with IAS/IFRS principles.

In accordance with IAS 1, financial statements prepared to IAS/IFRS must include, for comparison purposes, data pertaining to the financial year preceding the period of reference. The financial statements at December 31, 2005 will be the first to be prepared by the TIM Group in accordance with international accounting standards and will therefore include, the financial statements at December 31, 2004, drawn up to IAS/IFRS to allow for comparison.

2003 ANNUAL REPORT	41

The analysis completed so far has led to the identification of certain differences between Italian accounting principles and IAS/IFRS at full regime (excluding, therefore the differences arising from the first application of the international accounting standards), the most salient of which are illustrated below:

•	goodwill and consolidation difference: these items will no longer be subjected to straight line depreciation carried in the income statement, but will be subject to an annual impairment test aimed at highlighting any loss in value;

•	treasury stock: under IAS/IFRS, these shares can no longer be carried as assets and must be cancelled together with the corresponding reserve fund; moreover, the amount of the Company’s holdings in terms of its own shares, must be deducted from the shareholders’ equity;

•	consolidation criteria: it will no longer be possible to exclude from the consolidation, companies of an insignificant entity, companies under winding up and companies engaging in dissimilar business activities;

•	stock options: IFRS 2 classifies stock options under the category of “equity settled share-based-payment transactions” or “goods and services purchased against payment using instruments representing capital”; in particular, on the basis of this principle, stock options must be valued at their grant date, at fair value, and be carried in the income statement as a cost that is counterbalanced by an increase in net equity reserves;

•	termination indemnity: Under Italian accounting principles, liabilities by way of termination indemnity due to employees (TFR) on the basis of the nominal debt accumulated as at the date of closure of the accounting period, must be carried in the financial statements. Under IAS/IFRS, termination indemnity falls into the category of benefit plans subject to actuarial valuation aimed at expressing the current value of the benefit accumulated by employees at the date of closure of the accounting period, and payable to them at the end of the employment relationship;

•	derivatives: under IAS/IFRS, all derivatives must be carried in the financial statements at their “fair value”. The way in which derivatives are carried in the financial statements varies depending on the features of the derivatives in question (hedging and non-hedging derivative contracts);

•	extraordinary items: under IAS/IFRS extraordinary items may no longer be carried in the financial statements;

•	departures from accounting principles under special laws: under IAS/IFRS, no account must be taken of the interference generated by special laws and tax regulations (for instance, Law No. 58/92).

Projects are currently underway with a view to establishing operating procedures and valuation criteria applicable to each Group company, in light of the differences found.

Furthermore, studies are underway in respect of other differences between accounting principles, primarily with regard to risk funds, the attribution of income items, contract work in progress, the capitalization of interest, deferred taxation and the carriage of dividends in the financial statements.

2003 ANNUAL REPORT	42

ECONOMIC AND FINANCIAL PERFORMANCE OF OTHER TIM GROUP COMPANIES

TIM BRASIL GROUP

•	Growth in revenues and profit margins

•	Market growth: leading Brazilian operator with national coverage

•	Continuation of corporate reorganization

The Group

TIM Brasil is the holding company that defines the orientations and general policies for the mobile carriers in Brazil, coordinating their development and monitoring business in keeping with the strategies of the TIM Group.

During H2 2003, the companies operating with TDMA technology (Tele Nordeste Celular, Tele Celular Sul and Maxitel) launched GSM services, making it possible to achieve significant results in terms of acquired lines, coverage of the population and territory, and the quality of services offered. In some cases, this important technological and financial commitment, combined with growing competitiveness, has led to pressure on profit margins, but it is also the precondition for renewed presence in the states in which the companies operate.

TIM Celular, which has offered GSM services since October 2002, had a total of 2,469 lines at December 31, 2003, despite a highly competitive context. This translates to an increase of 2,176 thousand lines during the period and a market share of 8%.

Therefore, the strategy of the TIM Brasil Group has been confirmed as the first operator capable of providing GSM services across the country.

The TIM Brasil Group also includes a service company, Starcel Ltda, which conducts call-center activities for GSM operators.

2003 ANNUAL REPORT	43

Group structure

The Group is structured as follows:

2003 ANNUAL REPORT	44

Main corporate events/consolidation area

During FY 2002, an important corporate reorganization process was undertaken, incorporating the three GSM operating companies under a single legal entity, TIM Celular, and acquiring the remaining stake in Maxitel for complete control of the company.

This reorganization continued in H2 2003 with the mergers by incorporation of Telesc and CTMR into Telepar. The merging company has acquired the new name of TIM Sul S.A.

Moreover, on September 30, 2003 the merger by incorporation of TIM Brasil into Bitel went into effect. The merging company has acquired the new business name of TIM Brasil Serviços e Participaçoes S.A.

On September 26, 2003 TIMNet.com S.A. changed its company name to Blah! S.A., thus permitting complete identification with this trademark.

On December 18, 2003, following resolutions of approval passed by their respective Boards of Directors, Tele Nordeste Celular, Tele Celular Sul, Maxitel and TIM Celular transferred their stakes in Blah! (formerly TIMNet.com S.A.), to TIM International N.V. Each one held 20%, thus following this reorganization, TIM International has thus become the sole shareholder.

The economic and financial figures of the TIM Brasil Group for FY 2002 were not included in pro forma values, in order to take area variation into consideration, as the values for Blah! were not significant.

Operations during the year

•	significant development of the sales network;

•	consolidation of the TIM brand;

•	launch of GSM service on a national level;

•	launch of long-distance service through the national area code “41”;

•	upgrade of the Tele Nordeste Celular, Tele Celular Sul and Maxitel systems based on the requirements set by the Regulator in order to operate in an PMS (Personal Mobile Service) regime, in relation to the purchase of new licenses to offer GSM service;

•	continuation of corporate restructuring and streamlining.

Economic and financial highlights

The table reports the main consolidated results achieved in 2003, compared with those for 2002:

	2003 (in millions of euro) (a)	2002 (in millions of euro) (b)	2003 (in millions of reais) (c)	2002 (in millions of reais) (d)	(Change in reais)
					Absolute (c-d )	% (c/d)
Sales and service revenues	1,271	1,029	4,415	2,851	1,564	54.9
Gross operating profit	150	270	522	747	(225)	(30.1)
Ratio to revenues (%)	11.8	26.2	11.8	26.2	°°°	°°°
Operating income (loss)	(195)	(16)	(677)	(43)	(634)	°°°
Ratio to revenues (%)	(15.3)	(1.5)	(15.3)	(1.5)	°°°	°°°
Industrial investments	576	378	1,999	1,401	598	42.7
Personnel as of 12.31 (employees)	5,985	5,556	5,985	5,556	429	7.7
Number of lines as of 12.31 (in thousands)	8,304	5,335	8,304	5,335	2,969	55.7

The trend in revenues, expressed in local currency, shows a growth of 54.9% compared to the previous year. These results were achieved by expanding the traffic volumes (+58.3% for outgoing traffic; +33.2% of the total) and increasing the customer base, which totals 55.7%, as a result of the operative launch of TIM Celular in 17 Brazilian states.

2003 ANNUAL REPORT	45

Consolidated GOP was affected by the charges borne to launch GSM service and expand the Group in Brazil, from both a commercial standpoint (strong commitment intended to increase appeal on the markets) and in terms of the network (expanded territorial coverage of the service). Therefore, GOP for FY 2003 showed a downswing of 30% compared to last year. With regard to companies operating with TDMA technology, with respect to the previous period there was an increase of approximately 6%, though the GSM overlay process generated a cost increase to develop the network compared to FY 2002. The GSM operator TIM Celular was affected by charges related to the startup phase, borne for promotional activities to develop the customer base.

Industrial investments for FY 2003 increased compared to the previous year. Investments made as of December 31, 2003 chiefly involved development of the GSM network, for both TIM Celular and for completion of the overlay of companies operating with TDMA technology, and for the acquisition of IT equipment and software. Moreover, additional licenses were purchased for the 900 MHz frequency. These were required to expand GSM service coverage and improve its quality. These acquisitions specifically involved the operating companies of the Tele Nordeste Celular Group, TIM Sul, Maxitel and TIM Celular.

At the end of the period, the TIM Brasil Group had a total staff of 5,985 employees (an increase of 7.7% compared to the end of 2002), categorized as follows:

•	2,224 employees (37.2% of the total) with the GSM carrier TIM Celular (including 698 CRM employees);

•	641 employees working for the parent company TIM Brasil (10.7%, including IT personnel);

•	3,120 people (52.1%) employed by the three companies operating in the TDMA technology business.

CONSOLIDATED COMPANIES

Tele Nordeste Celular Participaçoes Group

Stakeholder: TIM Brasil Serviços e Participaçoes S.A. 22.52%

The Group manages mobile network services using TDMA and GSM technologies, and it operates in northeast Brazil.

The table reports the main results achieved in 2003, compared with those for 2002:

	2003 (in millions of euro) (a)	2002 (in millions of euro) (b)	2003 (in millions of reais) (c)	2002 (in millions of reais) (d)	Change in reais
					Absolute (c-d)	% (c/d)
Sales and service revenues	311	355	1,080	984	96	9.8
Gross operating profit	147	189	509	523	(14)	(2.7)
Ratio to revenues (%)	47.1	53.2	47.1	53.2	°°°	°°°
Operating income (loss)	80	98	279	271	8	3.0
Ratio to revenues (%)	25.8	27.5	25.8	27.5	°°°	°°°
Industrial investments	85	20	294	75	219	°°°
Personnel as of 12.31 (employees)	1,023	1,037	1,023	1,037	(14)	(1.4)
Number of lines as of 12.31 (in thousands)	2,173	1,926	2,173	1,926	247	12.8
Market share (%)	47	59	47	59	(12)	°°°

Year-end economic results for 2003 show 9.8% growth in sales and service revenues. These results reflect the promotional policies pursued during the period, which were accentuated due to the presence of a new competitor in the company’s area of operations.

2003 ANNUAL REPORT	46

Gross operating profit dropped by 2.7% compared to the previous period, influenced by the charges for preparing the infrastructures needed to launch the GSM service and for making the hardware and software upgrades required by the PMS (Personal Mobile Services) regulations. In general, this was also influenced by the commercial policies implemented in response to the greater competitive pressure.

Operating income improved by 3% compared to 2002, due essentially to smaller allocations to the reserves for risks and charges arising from more effective customer credit policies.

Operations during the year:

•	launch of GSM service;

•	upgrade of systems to the requirements set by the Regulator for operating with PMS (Personal Mobile Service);

•	launch of rates and services to stimulate consumption and increase ARPU;

•	launch of “Called Group”, which offers reduced rates for calls to five mobile numbers (currently one of the five can be a fixed number);

•	launch of “Minute Remainder”, a service that provides continuous updates on unused traffic;

•	creation of TIM Shop, the first virtual shop for the sales of handsets, accessible from the homepage www.timnordeste.com.br;

•	launch of long-distance service through the national area code 41;

•	extension of electronic recharging services to prepaid customers;

•	expansion of the offer of Value-Added Services (VAS).

Tele Celular Sul Participaçoes Group

Stakeholder: TIM Brasil Serviços e Participaçoes S.A. 22.21%

The Group manages mobile network services using TDMA and GSM technologies, and it operates in southern Brazil.

The table reports the main results achieved in 2003, compared with those for 2002:

	2003 (in millions of euro) (a)	2002 (in millions of euro) (b)	2003 (in millions of reais) (c)	2002 (in millions of reais) (d)	Change in reais
					Absolute (c-d)	% (c/d)
Sales and service revenues	346	364	1,202	1,010	192	19.0
Gross operating profit	140	152	486	422	64	15.2
Ratio to revenues (%)	40.4	41.8	40.4	41.8	°°°	°°°
Operating income (loss)	71	69	245	192	53	27.6
Ratio to revenues (%)	20.4	19.0	20.4	19.0	°°°	°°°
Industrial investments	61	18	212	66	146	°°°
Personnel as of 12.31 (employees)	958	1,015	958	1,015	(57)	(5.6)
Number of lines as of 12.31 (in thousands)	2,056	1,724	2,056	1,724	332	19.3
Market share (%)	55	61	55	61	(6)	°°°

Revenues rose compared to FY 2002 (+19%), thanks above all to increases in the customer base, traffic usage and handset sales.

The success of the commercial offer, combined with control over cost dynamics, led to a 15.2% increase in gross operating profit.

Operating income rose by approximately 27.6%, thanks also to more effective customer credit policies.

2003 ANNUAL REPORT	47

Operations during the year:

•	launch of GSM service in the States of Paranà, Santa Caterina and in major cities;

•	upgrade of systems to the requirements set by the Regulator for operating with PMS (Personal Mobile Service);

•	intensification of the segmentation and customer-retention policies, and expansion of business solutions;

•	launch of long-distance service through the national area code 41;

•	expansion of the offer of Value-Added Services (VAS).

Maxitel S.A.

Stakeholder: TIM International N.V. 58.70%; TIM Brasil Serviços e Participaçoes S.A. 41.30%

The Group manages mobile network services using TDMA and GSM technologies, and it operates in the Brazilian states of Bahia, Sergipe and Minas Gerais.

The table reports the main results achieved in 2003, compared with those for 2002:

	2003 (in millions of euro) (a)	2002 (in millions of euro) (b)	2003 (in millions of reais) (c)	2002 (in millions of reais) (d)	Change in reais
					Absolute (c-d)	% (c/d)
Sales and service revenues	256	273	890	755	135	17.9
Gross operating profit	91	106	316	293	23	7.8
Ratio to revenues (%)	35.5	38.8	35.5	38.8	°°°	°°°
Operating income (loss)	18	27	62	74	(12)	(16.2)
Ratio to revenues (%)	7.0	9.8	7.0	9.8	°°°	°°°
Industrial investments	97	40	339	149	190	°°°
Personnel as of 12.31 (employees)	1,139	1,070	1,139	1,070	69	6.4
Number of lines as of 12.31 (in thousands)	1,606	1,392	1,606	1,392	214	15.4
Market share (%)	25	30	25	30	(5)	°°°

During 2003, Maxitel posted revenues up 17.9% compared to 2002. This increase was the result of effective commercial policies targeting high-profile customers, a revision of the interconnection rates, and an enriched offer portfolio.

The positive performance of revenues is reflected in GOP, which despite increased operating costs due essentially to the launch of GSM service, improved by 7.8% compared to the previous year.

Operating income dropped by 16.2% compared to the previous year, due above all to the change in the amortization period for network infrastructures, going from 10 to 7 years.

Operations during the year:

•	launch of GSM service in the cities of Belo Horizonte, Salvador, Aracaju and other major cities;

•	upgrade of systems to the requirements set by the Regulator for operating with PMS (Personal Mobile Service);

•	intensification of loyalty and retention programs for high-profile customers;

•	offer of promotional packages to customers in the prepaid segment;

•	launch of long-distance service through the national area code 41;

•	expansion of the offer of Value-Added Services (VAS).

2003 ANNUAL REPORT	48

TIM Celular S.A.

Stakeholder: TIM Brasil Serviços e Participaçoes S.A. 100.00%

The company provides mobile network services with the GSM standard in northern, central and southern (Rio Grande do Sul) Brazil and the states of São Paulo, Rio de Janeiro, Espirito Santo and the Federal District.

The table reports the main results achieved in 2003, compared with those for 2002:

	2003 (in millions of euro) (a)	2002 (in millions of euro) (b)	2003 (in millions of reais) (c)	2002 (in millions of reais) (d)	Change in reais
					Absolute (c-d)	% (c/d)
Sales and service revenues	362	39	1,258	108	1,150	°°°
Gross operating profit	(240)	(170)	(833)	(472)	(361)	(76.5)
Ratio to revenues (%)	(66.2)	°°°	(66.2)	°°°	°°°	°°°
Operating income (loss)	(368)	(188)	(1,278)	(521)	(757)	°°°
Ratio to revenues (%)	°°°	°°°	°°°	°°°	°°°	°°°
Industrial investments	328	294	1,139	1,089	50	4.6
Personnel as of 12.31 (employees)	1,526	1,431	1,526	1,431	95	6.6
Number of lines as of 12.31 (in thousands)	2,469	293	2,469	293	2,176	°°°
Market share (%)	8	1	8	1	7	°°°

It is important to note that the company launched this service in October 2002. Consequently, 2002 revenues refer only to three months of operations. The ratio of sales of handsets and of TLC services to aggregate revenues was 39.5% and 60.5%, respectively.

GOP for the period reflects costs borne to develop the customer base and increase network coverage.

Operating income was influenced by the amortization of network infrastructures and of the telecommunications license.

In 2003, the Company’s guiding principle regarding investments involved development of the GSM network, which permitted nationwide coverage and made it possible to provide high-quality service.

Operations during the year:

•	launch of incisive promotional campaigns to increase the customer base;

•	development of the offer of innovative services such as “TIM Click” and “TIM Video Mensagem”, which make it possible to send photos and videos created using mobile phones;

•	development of the corporate offering and new offers of promotional packages including discounts on handsets and traffic;

•	development of site-sharing agreements;

•	significant extension of coverage;

•	launch of long-distance service through the national area code 41.

2003 ANNUAL REPORT	49

TIM PERÙ S.A.C.

Stakeholder: TIM International N.V. 100.00%

TIM Perù offers personal communications and interconnection as well as termination services to other operators, and is now the third-largest mobile carrier on the Peruvian market. The company also offers other operators domestic and international long-distance service.

During 2003, the mobile communications market in Peru increased at an average rate of 1.8% a month. At December 31, 2003, the market size was estimated at about 2.9 million lines, with a penetration rate of barely 10.7%. Thus, ample growth margins are forecast.

Since January 25, 2001 – the date this service was launched – TIM Perù has grown rapidly, reaching a market share of 22% by December 31, 2003. Credit for this also goes to the constant development of coverage as well as service quality.

Though most of the customer base is represented by prepaid lines (about 89% of the total), the company has also acquired a significant position in the subscriber segment.

Main corporhate events

•	In June 2003, the company obtained financing from the International Finance Corporation (World Bank) for a value of USD 70 million.

Operations during the year

•	Launch of marketing campaigns to acquire high-profile customers; the rates for the subscriber and prepaid segments have been revised to adapt them to new strategies and changing market conditions;

•	reorganization of distribution channels in order to increase their extension and profitability;

•	increase in GSM service coverage, which as of September 15, 2003 reached all 24 Peruvian provinces;

•	launch of GPRS service (November 11, 2003);

•	at December 31, 2003 TIM Perù boasted a market penetration of 64% and territorial coverage of 1.7%, with a total of 532 RBS (radio base stations).

Economic and financial highlights

The table reports the main consolidated results achieved in 2003, compared with those for 2002:

	2003 (in millions of euro) (a)	2002 (in millions of euro) (b)	2003 (in millions of nuevo soles) (c)	2002 (in millions of nuevo soles) (d)	Change in nuevo soles
					Absolute (c-d)	% (c/d)
Sales and service revenues	128	93	502	308	194	63.0
Gross operating profit	6	(29)	26	(95)	121	°°°
Ratio to revenues (%)	5.2	(30.8)	5.2	(30.8)	°°°	°°°
Operating income (loss)	(32)	(61)	(128)	(201)	73	36.3
Ratio to revenues (%)	(25.5)	(65.3)	(25.5)	(65.3)	°°°	°°°
Industrial investments	38	72	149	264	(115)	(43.6)
Personnel as of 12.31 (employees)	565	555	565	555	10	1.8
Number of lines as of 12.31 (in thousands)	623	395	623	395	228	57.7
Market share (%)	22	17	22	17	5	°°°

2003 ANNUAL REPORT	50

Revenues for FY 2003 in local currency increased by 63% compared to last year.

This increase is a direct result of the increased customer base (623,000 lines at the end of 2003 vs. 395,000 lines at the end of 2002) and of the ensuing development of traffic volumes. Through careful cost management, the company posted a positive year-end GOP of Nuevo soles 26 million, as opposed to the loss of Nuevo soles 95 million posted at the end of 2002.

Operating income, still negative, has improved by 36.3% compared to FY 2002, despite the fact that it was affected by larger amortization allowances due to the increase in the amortizable base.

Industrial investments for 2003 were lower than they were in 2002, demonstrating the completion of the initial development phase of the network.

CORPORACION DIGITEL C.A.

Stakeholder: TIM International N.V. 67.12%

Corporación Digitel C.A., controlled by TIM International, is the first totally digital operator in Venezuela, the leading operator for GSM service and the only one to offer this service in the central region of the country. The size of its customer base makes it the third-largest supplier of mobile services in Venezuela.

Main corporate events

•	In June 2003, the company posted a payment made to balance losses in local accounts, of which Bolivares 71,607 million (Euro 38 million) received by TIM International N.V. through the conversion of medium/long-term loans.

Operations during the year

•	Despite the context characterized by economic slowdown due to the difficult political situation faced by the country, during the period the company grew with respect to the previous year.

Economic and financial highlights

The table reports the main results achieved in 2003, compared with those for 2002:

	2003 (in millions of euro) (a)	2002 (in millions of euro) (b)	2003 (in millions of bolivares) (c)	2002 (in millions of bolivares) (d)	Change in bolivares
					Absolute (c-d)	% (c/d)
Sales and service revenues	148	177	298,681	260,378	38,303	14.7
Gross operating profit	45	35	90,207	51,355	38,852	75.7
Ratio to revenues (%)	30.2	19.7	30.2	19.7	°°°	°°°
Operating income (loss)	(10)	(20)	(19,702)	(30,070)	10,368	34.5
Ratio to revenues (%)	(6.6)	(11.5)	(6.6)	(11.5)	°°°	°°°
Industrial investments	22	87	43,460	127,920	(84,460)	(66.0)
Personnel at end of period (employees)	847	936	847	936	(89)	(9.5)
Number of lines as of 12.31 (in thousands)	1,153	894	1,153	894	259	29.0
Market share (%)	17	15	17	15	2	°°

In detail:

•	the increase in revenues is due essentially to an expanded base; the decrease in revenues converted to Euro reflects the devaluation of the Bolivar during the past 12 months. This was recuperated only in part by revising rates and prices, since the Venezuelan inflation rate was lower than the devaluation rate;

•	the ratio of GOP to revenues improved by approximately 11 percentage points, thanks to the expansion of revenues and the limitation of service-related cost dynamics.

2003 ANNUAL REPORT	51

STET HELLAS TELECOMMUNICATIONS S.A.

Stakeholder: TIM International N.V. 81.40%

Main corporate events

On March 28, 2003 Stet Hellas acquired the entire stake in Telesoft Hellas S.A. from IT Telecom S.p.A. (a company in the Telecom Italia Group) for Euro 60,000; Telesoft Hellas develops software for telecommunications. This transaction did not have any significant economic or financial impact.

In 2003, the Greek market showed an aggregate increase in the number of lines amounting to more than 14% compared to 2002, reaching a penetration rate of approximately 96%.

The traffic managed during FY 2003 totaled 2,710 million minutes, for an increase of 27.8% compared to 2,120 million minutes for 2002.

At December 31, 2003 the customer base numbered 2,403 thousand lines, 111 thousand lines less with respect to December 31, 2002. This decrease is due essentially to the reduced waiting period prior to effective disconnection of inactive prepaid contracts, which led to the elimination of 382 thousand lines on the last day of the year.

Operations during the year

The most recent activities include:

•	in November, the announcement of a new commercial agreement with EFG Eurobank, making it possible to extend the offer to credit-card holders and to develop the company’s presence at points of sale outside the mainstream;

•	launch of the “Welcome” service (part of the “For All” offer specifically targeting foreigners residing in Greece), which permits calls to international mobile or land phones at rates discounted by 20%;

•	launch of the “Telestet free six” service, which allows new customers who already own a mobile phone to take advantage of monthly credit on traffic, in lieu of a discount on the handset;

•	marketing of the new POWERSIMCard, the first one in Greece with 64K of memory, permitting better access to all Telestet services.

Economic and financial highlights

The table reports the main results achieved in 2003, compared with those for 2002:

	2003 (in millions of euro) (a)	2002 (in millions of euro) (b)	Change in euro
			Absolute (a-b)	% (a/b)
Sales and service revenues	805	689	116	16.8
Gross operating profit	287	255	32	12.5
Ratio to revenues (%)	35.7	37.0	°°°	°°°
Operating income (loss)	166	131	35	26.7
Ratio to revenues (%)	20.6	19.0	°°°	°°°
Industrial investments	138	104	34	32.7
Personnel as of 12.31 (employees)	1,359	1,386	(27)	(1.9)
Number of lines as of 12.31 (in thousands)	2,403	2,514	(111)	(4.4)
Market share (%)	23	27	(4)	°°°

2003 ANNUAL REPORT	52

Revenues posted in FY 2003 showed a 16.8% increase compared to FY 2002, due essentially to an increase in the performance of services. This trend stemmed from the substantial increase in outgoing traffic (+44.6%).

GOP improved by 12.5% compared to last year, rising to a ratio to revenues of 35.7% for a decrease of 1.3 percentage points compared to FY 2002. This is due mainly to increased interconnection costs following the development of traffic towards other carriers.

Operating income for the period was Euro 166 million, reflecting an improvement of 26.7% compared to 2002.

OTHER AFFILIATED COMPANIES

IS TIM T.H.A.S.

Stakeholder: TIM International N.V. 49.00%

Is TIM Telecomunikasyon Hizmetleri A.S. was incorporated on September 5, 2000 and has obtained the license to install and operate through GSM systems.

The company launched its commercial services on March 21, 2001, under the brand name “Aria”.

At December 31, 2003 the company had approximately 2,008 thousand lines, of which 94% for prepaid services. The resulting market share is 7.1%.

The GSM service is supplied in the major cities and the leading tourist areas.

Coverage in terms of population is 54.4%, whereas in geographical terms it amounts to 4.4%. Aria-Is TIM customers access GSM international roaming in 111 countries, including the United States, and GPRS roaming in 21 countries.

Main corporate events

On February 19, 2004 the process was completed for the merger of Aria-Is TIM and Aycell Haberlesme ve Pazarlama A.S., held 100% by Türk Telekom, which has a monopoly on the land-based telephone market.

The shareholders in the new company are Türk Telekom with 40%, TIM (through TIM International N.V.) with 40% and Türkiye Is Bankasi with 20%.

Operations during the year

While awaiting completion of the integration process, Aria-Is TIM has achieved excellent results in terms of new activations and traffic increases, thanks to a policy of successful new offers and promotional campaigns (including incentives for customers migrating from other operators, and discounts on on-net traffic and traffic volumes).

As a result of these policies, at December 31, 2003 the customer base showed 73% growth compared to December 31, 2002, whereas the minutes of traffic more than doubled compared to the previous year.

2003 ANNUAL REPORT	53

Economic and financial highlights

The table reports the main consolidated results achieved in 2003, compared with those for 2002:

	2003 (in millions of euro) (a)	2002 (in millions of euro) (b)	2003 (in billions of Turkish lire) (c)	2002 (in billions of Turkish lire) (d)	Change in Turkish lire
					Absolute (c-d)	% (c - d)
Sales and service revenues	121	83	211,013	141,276	69,737	49.4
Gross operating profit	(83)	(122)	(144,814)	(207,609)	62,795	30.2
Ratio to revenues (%)	(68.6)	(147.0)	(68.6)	(147.0)	°°°	°°°
Operating income (loss)	(435)	(420)	(759,490)	(715,735)	(43,755)	(6.1)
Ratio to revenues (%)	(359.9)	(506.6)	(359.9)	(506.6)	°°°	°°°
Industrial investments	13	51	23,266	86,840	(63,574)	(73.2)
Personnel as of 12.31 (employees)	832	892	832	892	(60)	(6.7)
Number of lines as of 12.31 (in thousands)	2,008	1,161	2,008	1,161	847	73.0
Market share (%)	7	5	7	5	2	°°°

In FY 2003, the Turkish lire devalued by 3% with respect to the Euro. Nevertheless, the significant increase in the customer base, combined with the increase in usage, made it possible to close FY 2003 with revenues in Euro that grew by nearly 46% compared to the end of last year.

GOP remained negative, in FY 2003 it showed an improvement of more than 30% compared to last year, reflecting the positive results achieved in terms of control over operating costs, as well as the profitability of new sales and traffic-development policies.

Industrial investment activities posted a drop of nearly 73% compared to last year, as a result of the scheduled integration with the Aycell network. Industrial investments for the period concentrated on upgrading IT systems and optimizing the network in urban areas.

Incremental market share rose to 16.8% at the end of FY 2003, with a total market share that grew from 5% in 2002 to 7% in 2003.

2003 ANNUAL REPORT	54

PENDING LEGAL ACTION AND LITIGATION

An update of the main proceedings underway involving the TIM Group, is provided below.

Contribution pursuant to article 20(2) of Law No. 448 of December 23, 1998

Ministerial Decree of March 21, 2000, implementing Law No. 448 of December 23, 1998 that imposed, as from January 1, 1999, a contribution in lieu of the concession fee, was challenged by Telecom Italia, TIM, Wind and Omnitel in proceedings brought before the Administrative Regional Tribunal (TAR) for Lazio, as well as through a special appeal to the Head of State, brought by Infostrada and Albacom.

After filing the aforesaid proceedings, Telecom Italia and TIM withheld payment of the contribution for fiscal 2000, 2001 and 2002, but carried the related amounts, inclusive of interest, in their Income Statements for the said financial years.

Furthermore, following the special appeal to the Head of State, the Council of State, in its consultative capacity, referred to the European Court of Justice the pre-trial issue of the compatibility of the contribution with EU provisions on telecommunications.

The Regional Administrative Tribunal for Lazio also raised the same pre-trial issue before the European Court of Justice, pursuant to section 234 of the European Treaty.

On September 18, 2003, the European Court of Justice ruled on the pre-trial issues in the Albacom and Infostrada cases that the contribution introduced under article 20 of Law No. 448/98 was unlawful, although no ruling was issued with regard to the pre-trial referrals made by the Regional Administrative Court of Lazio.

Furthermore, in March 2003, Telecom Italia and TIM brought proceedings before the Regional Administrative Court of Lazio seeking the refund of the concession fee for fiscal 1998 (paid in 1999) amounting to a total of euro 529 million, euro 386 million having been paid by Telecom Italia and the remaining euro 143 million by TIM. The request is based on the illegitimacy of the provisions of Art. 21 of Presidential Decree 318/97, which maintained the effectiveness of the concession fee even after EU Directive 97/13 went into effect and following the expiry of the term for its acknowledgment by Italian law.

Appeal against Defense Ministry charges for 900-MHz frequency band release

With the rulings issued in 2001, the Ministry of Defense and the Ministry of Communications quantified the charges for release of the 900 MHz frequency band, amounting to approximately Euro 52 million for the four-year period 1998-2001, making TIM liable for them as the TACS service licensee. However, the purpose of releasing this band was to expand the frequency resources allocated to GSM services and, as such, to be divided among all the service providers benefiting from this.

TIM considers these rulings illegitimate, as they are based on an incorrect interpretation of Ministerial Decree 113/98 regulating this area. Consequently, an appeal was lodged with the TAR of Lazio, with the request to annul the rulings. In the meantime, the sums corresponding to the disputed charges have been allocated to the reserves for risks as listed in the financial statements.

Verification of concession fees - Appeal filed with the Regional Administrative Court of Lazio against Ministerial determinations

With Ruling No. 27390 of August 26, 1999, the head office of the Ministry of Communications served TIM an injunction to pay Euro 1,310,000 as the difference between the amount actually paid by the Company for the year 1995 and the amount considered due.

The different evaluations were attributable to “losses on receivables” that, based on an established ministerial practice, the company did not list among revenues subject to concession fees.

Through these proceedings and the report of the verification committee (of which TIM was not aware), which modified the previous criterion for calculating the tax base for the concession fees, in November 1999 TIM lodged an appeal with the TAR of Lazio.

2003 ANNUAL REPORT	55

The Ministry of Communications nevertheless drew up similar findings during its verification of the concession fee for fiscal years 1996, 1997 and 1998. With Ruling No. 15824 dated May 23, 2002, it thus requested an additional payment of approximately Euro 14,000,000 as an adjustment. An appeal was also lodged against the latter determination.

Pending the proceedings underway before the Regional Administrative Tribunal, TIM has not paid the amount requested by the Ministry, with the exception of Euro 213,224, as this sum was underpaid due to a calculation error. In the meantime, the sums corresponding to the disputed charges have been allocated to the reserves for risks as listed in the financial statements.

Appeal lodged by TIM against Resolution No. 160/03/CONS

Resolution No. 160/03/CONS passed by the Communications Regulator on May 7, 2003 (notified to TIM on May 30, 2003) established the “telecommunications organizations with significant market power for the year 2001”. The following operators were “notified” of the (AGCOM) Regulator’s ruling: Telecom Italia, TIM and Vodafone.

TIM filed a jurisdictional appeal before the TAR of Lazio (notified on July 29, 2003) against the resolution in question, contesting the provision in the part in which it did not “consider accessing the notification requests of the operator Wind”.

The appeal, without any provisional measures, was notified to Wind as the counterpart in question, as well as to Telecom Italia and Vodafone in order to facilitate the entry of an appearance in civil proceedings.

In order to determine which operators to “notify” in the interconnection market, the Communications Regulator segmented the interconnection market (separating fixed interconnection from mobile interconnection) in a way that has no grounds in current legislation and does not comply with the segmentation envisaged by the new regulatory framework (Directive 2002/21/EC and recommendation of February 11, 2003), which identifies as relevant markets those for the termination on the individual mobile network.

Therefore, the Communications Regulator followed new criteria without any regulatory grounds, thus giving rise to the illegitimacy of the provision.

This lack of “notification” gives Wind a substantial advantage from a strictly competitive standpoint.

In any case, the appeal also pursues the important objective of pushing the Communications Regulator towards correct application of the new regulatory standards when it adopts the next resolution to identify the operators with significant market power for 2002.

Digitel litigation

In 2002 Digitel, 67.12% of whose capital is held by TIM International, showed an operating loss of approximately 120% of the share capital due to the devaluation of the Venezuelan currency against the dollar.

Under Venezuelan law, a company that sustains a reduction of two thirds of its share capital as a result of losses must be subjected to winding up, unless – once the losses have been determined – the company’s shareholders reconstitute the share capital in question. Again, according to this legislation the losses can be balanced via contributions, without drawing on the share capital. The shareholders that refuse to participate in such reconstitution on a pro quota basis, may withdraw from the company against a refund of their stake in the company in proportion to the company’s shareholders’ equity as per the last approved financial statements. Since the net equity in this case was negative, the withdrawing shareholders would have received nothing. In February 2003, Digital’s Board of Directors approved the draft financial statements for 2002, showing losses that reduced the company’s share capital far in excess of the two thirds envisaged under Venezuelan law.

Following the approval of the aforesaid draft financial statements, between March and June 2003 several minority shareholders brought legal action against Digitel and TIM International before the Venezuelan court, seeking the annulment of the resolutions approving the draft financial statements for 2002 as well as an emergency court order hindering the reconstitution of the

2003 ANNUAL REPORT	56

company’s share capital, in a bid to avoid paying their share of the amount required to cover the losses. On the other hand, another shareholder sought the order for the winding up of the company, in the light of the losses carried in the draft financial statements.

Between May and June 2003, the Venezuelan courts rejected some of the appeals presented by the minority shareholders and revoked the precautionary measures that were issued previously. In order to avoid the liquidation of the company and in line with the advice of legal counsel in Venezuela, on June 6, 2003, the Ordinary Meeting of Shareholders of Digitel approved the financial statements for 2002 as well as the coverage of losses, with TIM International voting for, and all the minority shareholders present at the Ordinary Meeting voting against, the related resolution. On the same day, TIM International contributed its quota towards covering the losses by means of the conferment of receivables amounting to about US$45 million, arising from a loan previously granted to the Venezuelan company.

Upon expiry of the deadline for payments, certain minority shareholders had not discharged their obligations. In particular, on July 11, 2003, the final deadline established by the Board of Directors for the coverage of losses, the shareholders of the Santander Group and LAIB, paid their respective quotas, but under protest, contesting the lawfulness of the transaction, and reserving the right to seek a refund of their contributions, in the case where the courts were to set the transaction aside, while other shareholders failed to make any payment whatsoever, contesting the lawfulness of the Board resolutions of June 6, 2003.

Subsequently, on the basis of legal action brought by the minority shareholders, the Venezuelan courts issued pre-trial orders against Digitel, that, for the moment at least, have put a complete stop to the loss coverage plan.

Furthermore, in May 2003, arbitration proceedings were brought before the International Chamber of Commerce, between TIM International and Venconsul, another shareholder in Digitel, in which the parties accuse each other of breaches of the Shareholders’ Agreements in force. The said Shareholders’ Agreement, entered into by TIM International and the Digitel’s main shareholders at the time of the acquisition of the stake by TIM International (November 2000), grant the aforesaid minority shareholders, inter alia, a power of veto on certain significant issues pertaining to company management.

Lastly, in November 2003, the Digitel minority shareholders that entered into the above-mentioned Shareholders’ Agreement exercised their Put Option under the said Agreements, in respect of all their shares in the company. Briefly put, the procedure for the exercise of the said Put Option requires the price of the shares included in the sale to be determined by two merchant banks in the case where the parties fail to agree on the amount of the said price through negotiations. Since initial negotiations regarding the said sales price ended in a deadlock, the shareholders exercising their put option on the one hand and TIM International on the other, appointed their representative merchant banks and in February 2004, exchanged the valuations made by their respective merchant banks with regard to the fair market value of Digitel, that is to be used as the basis for establishing the price of the shares included in the Put Option. Since the valuations made by the respective merchant banks of the parties differ significantly in amount, the procedure entered its following phase, under which the merchant banks representing the parties are required to appoint a third independent merchant bank placed in charge of determining the aforesaid fair market value in a valuation that would be binding upon the parties.

As of March 2004, however, the merchant banks in question had not yet appointed the third independent valuator.

The value of the company was adjusted in 2003 in respect of TIM International and therefore also of TIM S.p.A., and the goodwill carried in the consolidated financial statements was adjusted accordingly.

Furthermore Digitel’s provision for liabilities and charges was increased in the light of the litigation underway.

It must be pointed out that accounts payable by Digitel amounting to a total of euro 177 million were carried in the Group’s consolidated financial statements for 2003. As indicated in the notes of the memorandum accounts, as sponsor of a credit facility extended to Digitel, TIM S.p.A.

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entered and signed certain agreements and guarantees in favor of the lenders, under which TIM S.p.A. is bound to indirectly support its Venezuelan subsidiary and, in the case where the latter fails to meet certain performance targets, to repay Digitel’s debt.

Stet Hellas litigation - Mobitel arbitration

This litigation dates to 1996 and was opened by the Greek company Mobitel, which is part of the “Greek Interamerican” Group (now “Demco Reinsurance”), and lodged with the International Chamber of Commerce in Paris, with the claim for reimbursement for commissions on the incoming traffic of Stet Hellas customers gained through its distribution network. This claim, based on the distribution contract with Stet Hellas, claimed damages for Stet Hellas’ alleged breach of the exclusivity clause for the distribution of the latter’s products.

The most recent legal action in the case is listed below:

•	in October 2000, the board of arbitrators issued a partial award affirming Mobitel’s right to receive 6% commission on Stet Hellas’ incoming traffic. Instead, in November 2001 it turned down Stet Hellas’ request that the determination of the extent of the value of these commissions be deferred to an ordinary Greek court.

•	On January 30, 2002, Stet Hellas filed its own specifications requesting: Euro 22.7 million for bad debts due to Mobitel’s negligent assessment in procuring customers; USD 255.4 million for the loss of envisaged market share, due to Mobitel’s failure to meet its contractual obligations; USD 611.2 million plus interest for actual damages and loss of anticipated profits pursuant to Mobitel’s illegitimate termination of contract;

•	On January 31, 2002 Mobitel specified its request for damages, namely: USD 19.6 million plus USD 9.6 million in interest, for commissions on incoming traffic; USD 8.8 million plus interest for failure to reach 45% of the Greek mobile-radio market; USD 109.4 million for damages due to Stet Hellas’ deduced breach of the exclusivity clause;

•	during the second half of 2002, the preliminary proceedings were completed with regard to gathering evidence of irrecoverable credit and affidavits were filed with the board of arbitrators with regard to the evidentiary order of all the other questions of the parties that are not subject to the partial sentence, after which witnesses were heard;

•	on February 7, 2003 the parties filed briefs commenting the outcome of the hearings concerning the cross-examination of witnesses;

•	in April and July 2003, witnesses were heard to ascertain the amounts the parties are requesting for damages.

•	In July 2003, the arbitration panel ordered the parties to file their conclusions regarding the relief sought (under the claim by the plaintiff and the counterclaim filed by Stet Hellas), further requiring them to provide clarifications regarding certain issues, especially the GRD/USD exchange rate and the interest due on the amounts claimed by each of the parties. These conclusions were filed by the parties in early December 2003, and time was given until the end of January 2004 for the filing of answering briefs.

Delan arbitration

In 1997, Stet Hellas terminated the agreement signed in September 1996 with Delan Cellular Services S.A. (“Delan”) to develop prepaid cards, due to breach of contract by Delan.

In February 1998, Delan called Stet Hellas for arbitration proceedings in Athens, requesting approximately Euro 79 million in damages. The parties filed their closing briefs on March 6, 2001.

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The arbitration award is pending, given that Stet Hellas has filed a specific appeal requesting that the ordinary court of Athens pass judgment on the procedural conduct of the board of arbitrators, which also refused to request an expert third-party opinion concerning the exact amount of the damages requested by Delan. Following this appeal, the board of arbitrators ordered the third-party opinion requested by Stet Hellas. The opinion was filed with the board of arbitrators in April 2003 and subsequently, two hearings were held to clarify the position of the parties regarding the results that emerged from this expert opinion. Stet Hellas’ line of defense has valid grounds, although a possible sentence against it could have negative effects on the company’s financial position.

In the meantime, Stet Hellas allocated the estimated risk involved in these disputes to the reserves for risks and charges.

International arbitration proceedings started by Turkish subsidiary Is-TIM against the Turkish Telecommunications Regulator

On March 31, 2003, the Turkish subsidiary Is-TIM brought arbitration proceedings against the local Turkish Telecommunications Regulator before the International Chamber of Commerce of Paris. These arbitration proceedings were aimed at obtaining an award finding the Turkish Regulator in breach of the obligation, arising under the concession granted in October 2000, to set up and maintain market conditions that allow for effective competition between service providers. In such regard, Is-TIM seeks damages against the Turkish Regulator, temporarily quantified at USD 2.5 billion, to be finally established during the arbitration proceedings. Moreover it has expressly reserved the right to subsequently ask the resolution of the concession agreement and the consequent reimbursement of the concession fee paid at the time.

Subsequently, in February this year, Is-TIM merged with the Turkish wireless service provider Aycell a subsidiary of Turk Telecom. At the same time, a settlement was reached with the Turkish Regulator, putting an end to the arbitration proceedings.

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SUSTAINABILITY SECTION

CONTEXT

In 2003, the TIM Group continued along the path plotted the previous year in respect of the inclusion of the “Sustainability Section” in the Financial Statements, so as to provide – in an integrated document – information pertaining not only to the Company’s economic performance, but also to its social and environmental commitments (triple bottom line).

This choice was made especially with a view to confirming the Company’s commitment to addressing the concerns of internal and external stakeholders (1), who may have an impact on returns in terms of reputation and the Company’s competitive edge in the medium-to-long term.

For the first time, the automated disclosure procedure involving KPIs (key performance indicators), designed to measure performance in terms of Sustainability, was used with the same criteria adopted by Planning and Control for the Company’s accounts.

This process involved all TIM Group companies, but the Is-TIM and Radiomobil subsidiaries; therefore the data published in the “Sustainability section” do not include information pertaining to these two companies.

Sustainable Strategic Plan

For the first time in 2003, the TIM Group prepared its Sustainable Strategic Plan as part of the Industrial Plan for the period 2004-2006. The main goals set forth in the document, include:

•	reducing the environmental impact of the Radio base stations (for instance, by replacing generator units with wind or photovoltaic plants) and the diesel-driven thermal power plants (by replacing them and/or introducing logistical changes);

•	adopting SA8000 certification for social responsibility through the Group (and later extending the same to Suppliers);

•	improving the quality of life within the Company, by setting up structures (such as crèches, areas for physiotherapy and physical exercise, etc.) and services (for instance, health, legal and tax consultancy services, online shopping and ticketing services, etc.) targeted at employees;

•	adopting the EIR (Equipment Identity Register) system that allows the use of misplaced or stolen terminals to be blocked;

•	implementing the most advanced protective methods, in the development of UMTS, with a view to assessing electromagnetic emissions;

•	consolidating the use of telephone and video conference call systems so as to considerably reduce the need for staff to travel between the Company’s various offices;

•	setting up a program in favor of the community “TIM: un Mondo per tutti” (“TIM a World for All”), featuring projects carried out for pursuing social goals through collaboration with nonprofit organizations, with a view especially to optimizing synergies with overseas subsidiaries.

(1)	All those who maintain daily relation s with the company, such as Customers, Employees, Suppliers, Institutions, the Community in which the company carries out its activities, the Environment, Shareholders.

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Sustainability indices

In 2003, TIM was:

•	declared runner up for the second consecutive year, for the Dow Jones Sustainability Index;

•	once again included in the FTSE4Good Global 100 and Europe 50 (Financial Times Stock Exchange) indices;

•	once again included in the Ethibel Sustainability Index;

•	once again included in the Ethical Index of Capital Partners (Ethical Index Euro and Ethical Index Global).

Distribution of gross added value between certain stakeholders and other counterparts

(in millions of euro)	2003	2002	2001
Employees	489	484	456
State of which:	1,969	300	1,320
Social security charges	133	136	130
Charges Re. Law 58	1	1	1
Taxes	1,781	(39)	962
Direct taxes	1,751	(52)	948
Excises and taxes	30	13	14
Contribution for exercise of TLC operations	54	202	227
Minority interests (Parent Company TIM + subsidiaries) (*)	2,236	2,023	2,022
Lenders	280	1,017	664
Company (Amortization, depreciation and write-downs, provisions to the reserve for risks and charges, other valuation adjustments)	1,701	1,668	1,627

Gross Added Value	6,675	5,492	6,089

(*)	Deliberated dividends; provided that the Shareholders’ Meetings approve the distribution of dividends as proposed by the Board of Directors. The distribution of dividends may differ from the deliberated dividends.

The “sustainable” approach to business and ethically oriented conduct are also anchored and acknowledged in TIM’s corporate governance system that is based, amongst other things, on the various Codes of Conduct approved by the Company’s Board of Directors and better described in the Report on Corporate Governance included in these financial statements.

Values and Managerial Model

Moreover, together with the other companies of the Telecom Italia Group, TIM has approved and adopted the values that mark and consolidate the corporate culture and conduct of the entire Group. These values that represent a reference point for all TIM’s human resources in all their activities, include:

Customer-oriented approach

Assuming responsibility

Innovation

Proactivity

Speed

Integration

Transparency

Professional excellence

The Managerial Model was drawn up specifically for the Group’s managers who, apart from being responsible for the Company’s activities and economic resources are also in charge of managing human resources.

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Apart from ensuring that all their activities are marked by the Group’s values – like all TIM employees – managers are further required to comply with the following principles:

Centrality of the customer

Value creation

Enhancement of human resources

Managing change

Networking and integration

In such regard, TIM has launched a series of initiatives (corporate projects and activities) aimed at spreading these values and promoting the development of managerial skills in compliance with the aforesaid Model.

CUSTOMERS

Results for 2003

In 2003, the TIM Group once again confirmed its leading position on the main markets in which it operates, thanks especially to high level of customer satisfaction that remains the Company’s primary priority.

The Company aims at promoting customer satisfaction mainly by assuming a leading position in the offer of innovative services, high quality of its services, efficient Customer Relationship Management (CRM) and information transparency.

TIM monitors customer satisfaction both through Customer Opinion Survey (COS) and by surveys of perceived corporate performance, carried out by external consultants on significant customer samples. The COS surveys measure the customer inclination to continue their relationship with their service provider – on a quarterly basis in the case of residential users and on a half-yearly basis in the case of business customers. Corporate performance surveys measure the opinion of customers on their service provider in terms of corporate image and the make up of the marketing mix.

The following figures (non inclusive of Is-TIM and Radiomobil figures) well represent the leading position of the TIM Group.

Consolidated revenues	Consolidated company lines
(in millions of euro)	(in thousands)
11,782	38,559

Leadership in innovation

In a context in which it is critical to understand customer needs and expectations beforehand, the TIM Group is a step ahead of the market in terms of technological innovation.

The main innovations that TIM launched on the Italian market in 2003 include:

Segment of the offering	Service / Product	Main features
Mobile office	Blackberry	• Extension and optimization of the services offered (Net surfing, integrated management of attached files, remote synchronization of cancelled messages, etc.)

•      Web Client version even for consumer customers and corporations devoid of a dedicated e-mail server (postbox provided by TIM). TIM was the first company worldwide to launch the Blackberry service for Pre-paid customers.

	Wireless Service LAN TIM Business	• Broadband wireless data access to Local Area Networks (LANs), in addition to other data transmission procedures on wireless networks (GPRS, EDGE, UMTS) SIM-based authentication.

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Segment of the offering	Service / Product	Main features
Messaging services	Customized projects	• Associazione Regionale Siciliana: human resources management with interrogation through the corporate intranet using a custom-designed menu inserted on the SIM card for sending messages.

• Merloni: distributed to sellers, the services allows for sending a message confirming a sale of white goods.

	Anoto digital pen	• ATITECH: maintenance of aircraft for Alitalia; ANSA: Italian press agency.

VAS	Video Messages

•      Application for recording and sending minifilms of up to 40 seconds from latest generation compatible terminals. Video Messages can be sent both as MMS messages or as e-mails to any e-mail address. TIM customers who do not have a compatible wireless handset can receive and display video messages directly using their i.Box accounts.

Call Now

•      TIM GSM customers who wish to contact other TIM customers who are temporarily unavailable, may be informed via SMS of when the parties they wish to reach become available. The Call Now (ChiamaOra) SMS message is sent when the party called switches on his wireless telephone or returns to the areas covered by the network within three hours following the attempted call. This service is free of charge.

TIM 4888 Pay For Me SMS

•      Extension to SMS of the PayForMe service in which the call is charged to the party receiving the call. To use the TIM 4888 PayForMe SMS, the user needs only to dial 4888 before the number called, allowing the called party to accept or refuse the charge and the message. TIM was the first service provider to launch this service.

	Localization and Fleetnet	• AutoMarocchi: cell-based localization project custom-designed for the customer (use of MPS);

• Compagnia Trasporti Pubblici Napoli: customization of the Fleetnet service for public transport services.

	GPRS data transmission	• Banca Intesa: APN with limited multiservice functions (when compared to those available using L2TP).

• Bolton: use for connection to another protocol (GRE, IPSEC is the one being marketed) and authentication of user base.

Customer acquisition	2in1 Portability Service

•      TIM’s new 2in1 Portability Service (rechargeable and on subscription) open to customers of other GSM service providers (but for TACS customers), activates the Portability Service and unites on the same SIM card, another TIM number with just one request (unlike the “2in1 Option” the “2in1 Portability Service” ensures that the second number is available, indefinitely, free of charge).

International roaming	4888 PayForMe	• Pre-paid customers abroad can now charge the costs of calls and SMS messages to other TIM customers in Italy.

Pre-paid recharge overseas

•      This service was launched thanks to collaboration between TIM, Telefonica (Spain) and T-Mobile (Germany). Prepaid customers of the three partner operators may recharge credit in Spain, German and Italy, using the recharges of the partner operators. For instance, a TIM customer in Spain may purchase a Telefonica recharge, call the free number 4862 and recharge by giving the operator the secret code of the recharge in Italian.

Virtual Home Environment

•      Access from abroad to TIM services through the same number used in Italy. For instance, a user can consult his voice mail by dialing 4919, call Customer Assistance by dialing 119 or dial 4888 to use the PayForMe service before the number called, etc.

• Phone book dialing: to place calls from abroad to numbers saved in the phone book without the need to dial the country code +39.

	GSM on the ship - Costa Crociere	• Extension of TIM services aboard cruise ships.

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In order to comply with the principles of information transparency and integrity, the TIM Group provides information on all its new services – as well as any related changes – to its customers through the various channels available (for instance, in invoices sent to subscribers, on the Company’s website, by mailings, through call centre operators, at points of sale, through advertising and promotional campaigns, etc.).

The attention paid to service quality

In 2003, TIM updated the Service Charter that highlights the basic code of conduct towards customers and the Company’s commitment to service quality (incorporating the recommendations contained in Resolution No. 179/03/CSP of the Regulator). The most important updates pertained the improvement of quality standards in terms of services provided, repairs, answers from operators, fine-tuning the procedure for managing complaints and service/product supply to customers with special needs. This is a document subject to change in time according to market developments, technological and service progress as well as new regulations.

This document is available on TIM’s website.

TIM has adopted procedures for providing technical assistance as well as managing complaints from customers.

In 2003, it took TIM about 2 business days on average, to complete maintenance operations, with a tendency towards reduction.

At the end of 2003, customer satisfaction in terms of TIM’s Network Quality for both residential and business customers, was over 90%.

Certifications held by TIM

TIM has obtained UNI EN ISO9001 - Quality Certification - for the following systems:

•	territorial sales - Business;

•	territorial sales - Consumer (residential);

•	data collection, traffic valuation and invoicing for business customers;

•	planning, execution and operation of the territorial network (territories North-West, Centre, South) - also UNI EN ISO14001).

TIM also holds the following certifications:

•	QWEB certification for the Investor Relations and i-tim sites;

•	BSI OHSAS 18001 (Safety Management System) certification for the North East territorial organization.

The subsidiary undertakings Stet Hellas and Maxitel obtained ISO 9001 certification while Digitel has placed this certification amongst its priorities for 2005.

ISO 9001 certification covers:

•	in respect of Stet Hellas, all company activities but for retail outlets;

•	in respect of Maxitel, amongst other things, the CRM, sales and the wireless telephony connections/Network management/Quality management/purchasing/training.

Maxitel expects to obtain ISO 14001 and SA8000 certification by July 2004.

Quality Certification

Quality certification of the business markets, consumer sales and corporate invoicing features:

•	as its subject-matter, the control and improvement of key processes, with a view to rendering the latter most efficient and effective;

•	as its target, to provide the customer with a further guarantee and ensure that customer requirements are addressed and met within the Company.

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The benefits arising from an ISO9001 Certified Quality Management System, include:

•	greater efficiency and effectiveness in corporate management;

•	increased competitiveness;

•	knowledge management;

•	the guarantee of oversight by an independent body;

•	improvement of the Company’s corporate image.

Consumer and Business Markets Sales Quality Systems

The goals are to improve:

•	the governance and reliability of corporate processes;

•	the performance of the Organization.

In 2003, the Company obtained ISO 9001:2000 certification for all its Consumer and Business Markets Sales Quality Systems.

The goal for 2004 is to maintain the Certification of Quality Systems (13 Quality Systems, 7 for residential and 6 for business customers).

Corporate invoicing process

Corporate invoicing was certified for the first time in December 2000 and has since successfully passed all the checks and controls for annual renewal. The certified process includes data collection, valuation and invoicing of the telephone traffic generated by corporate customers, and is divided into sub-processes:

•	management of contracts;

•	acquisition and valuation of traffic data;

•	credit management;

•	generation and control of bills.

Corporate invoicing quality system

The Quality System was set up and applied to two important corporate processes:

•	invoicing for business customers;

•	setting up a new service for business customers.

The output of the process for setting up a new service, involves all the information-technology systems that TIM uses to charge its customers for the telephone traffic they generate. This gave rise to the choice to set up a quality system designed to oversee these processes.

Environmental Certification

ISO 14001 certification is an acknowledgement of the conformity of an Environmental Management System (EMS) that incorporates environmental issues into the philosophy of corporate processes.

The adoption of an Environmental Management System induces the Company to analyze the undesirable output of its production processes together with the desirable output (for instance, pollutants, significant environmental aspects).

The implementation of the Environmental Management System leads to a more sensitized and systemic management of environmental variables, leading to greater efficiency and savings in terms of process costs.

The benefits arising from the implementation of an ISO 14001 Certified Environmental Management System, include:

•	a reduction in the consumption of raw materials, energy and water;

•	the streamlining of administrative procedures and relationships with public administrations;

•	access to tender contracts and supply contracts in the public and private sectors;

•	access to facilitated or non-repayable loans;

•	the application of lower interest rates;

•	enhanced corporate image.

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“Quality and Environment” Certification of the Network

The goals of the initiative include:

•	improved process management;

•	improved environmental management and control;

•	streamlining of procedures/activities to “respond” to restrictions/regulations (for instance, obtaining permits for the “emission of electromagnetic waves” for setting up sites);

•	improved performance of the organization;

•	additional points for qualifying for facilitated loans;

•	enhancing TIM’s corporate image.

In 2003, TIM obtained certification for the territorial structures of the South Network 1 (Campania, Basilicata, Apulia) and Centre (Sardinia, Lazio, Abruzzo, Molise). The Company had already obtained certification for the North West (Piedmont, Aosta Valley, Liguria) and South 2 (Sicily and Calabria).

The goal for 2004 is to complete the Quality and Environmental Certification of the Network, i.e. to extend certification to the territorial networks of the Centre-North (Emilia-Romagna, Tuscany, Umbria, Marches), Lombardy and the North East (Veneto, Friuli-Venezia Giulia, Trentino Alto-Adige).

QWEB certification for Investor Relations and i-tim sites

The TIM Investor Relations website, dedicated to institutional investors, shareholders and the international financial community, is certified by Qweb, a brand that is a hallmark of quality and protection for users, is compliant with the Principles of the AIAF (the Italian Association of Financial Analysts), provides proper financial information without promotional goals and uses Internet technology in a non-misleading manner.

During 2003, TIM launched activities for the development and implementation of web services and products accessible to all its customers, with a view to meeting specific needs without distinction in terms of web-surfer’s “skills”. The information is accessible even through browsers with reduced functions (mobile handsets, PDAs) and to web-surfers who require reading aids or use slow connections.

In this regard, it must be pointed out that TIM Accessible and 119 Self Service obtained the highest level of certification, triple A, according to the most recent accessibility regulations of the WAI (Web Accessibility Initiative) of W3C (World Wide Web Consortium).

BSI OHSAS 18001 Certification

The BSI OHSAS 18001 certification obtained by the North East territorial organization in 2003, provides the following benefits:

•	greater attention to personal needs;

•	more efficient management of internal processes through the definition of procedures that are well-known (to the users thereof), formalized and shared;

•	demonstration of compliance with ethical and social principles;

•	collaborative approach towards public oversight agencies;

•	reduction of “NON Safety” costs;

•	enhanced corporate image.

Effectiveness of Customer Relationship Management (CRM)

In order to better pinpoint and meet customer needs, the TIM Group adopted a multi-channel approach that made available to customers, technical assistance centers, toll-free numbers, a large number of websites specialized by segment of offer and/or country.

In 2003, TIM revised and updated a large number of CRM channels and tools (by introducing new information-technology systems that allow the monitoring of over 300 parameters), especially with a view to getting to know its customers better.

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The main CRM channels of the TIM Group (excluding the data of Is-TIM and Radiomobil), active as of December 31, 2003 are the following:

Toll-Free Numbers	56

Calls received by Toll-Free Numbers	99,523,402

Technical assistance centers (2)	937

Points of sale to the public	8,162

Websites	www.119.tim.it www.privati.tim.it www.business.tim.it www.iltelefoninonline.tim.it www.timbrasil.com.br www.timnordeste.com.br www.digitel.com.ve www.tim.com.pe www.tim.com.gr

(2)	It is noted that many “points of sale to the public” also offer technical assistance services.

TIM maintains an ongoing relationship with its customers, especially through:

•	call centers, websites and the sending of information via SMS or e-mail, in the case of residential customers. For instance, the newsletter TIMNews reached nearly one million subscribers as of December 31, 2003, reflecting a 34% increase over the previous year (in 2003, TIM sent over 13.4 million TIMNews e-mails, an increase of 79% over 2002);

•	direct (corporate customers) and indirect (SMEs and professionals) sales channels, in the case of business customers, with a view to keeping them abreast of developments in offers. After-sales support is provided through call centers, websites and other consumer channels.

TIM has made available to its customers dozens of services (others are under study) over the web aimed primarily at allowing both residential and business customers to fully manage their relationship with TIM in self-service manner.

It must be pointed out that 100% of residential and business customers of TIM Italia and its Brazilian subsidiaries, have online access to their accounts.

TIM has made available on websites, mainly for registered users, a large number of services, including allowing users to:

•	change personal data;

•	display traffic (service for consulting the residential and business traffic generated, remaining credit, the tariff profile as well as the status of the card);

•	configure/enable services (online activation of Service Cards, online configuration of WAP or MMS messaging services, activation and de-activation of caller-id services, activation/ de-activation of the service providing SMS notices of missed calls, activation and de-activation of the service that allows the setting of a list of TIM customers from which a call or SMS with collect charges is automatically accepted, activation and de-activation of the service that allows a list of customers to be contacted one after another with a request to accept a call or SMS message with collect charges, until at least one customer on the list accepts the call or SMS message, online purchase of special offers of low rates or reduced services for a limited time period, management of prepaid lines included in the contract with business customers, geodata services, sending of SMS messages through a phone book of contacts or distribution list, sending of messages in real time or scheduling of the automatic sending of messages at a later time, control and management of car fleets, management of customer lists in the Flexible Intelligent Network, management of e-mail, diary services, calendar, Mobile Office functions for users with Blackberry services);

•	pay invoice/recharges (online recharge service with payment by credit card or scratch card);

•	change their type of subscription or opt for a new tariff profile;

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•	find points of sale (online search of TIM dealers);

•	request information (via e-mail or via voice to 119, via e-mail to i.TIM, online technical and sales assistance, online sending of the membership form to house a TIM plant on one’s property, online sending of resumés for Job Opportunities with TIM);

•	to register for/consult loyalty programs (such as the Fidelity Program MilleunaTIM, registration service, viewing of accumulated points and prize catalogue, downloading of the form for claiming prizes);

•	use gift services (for sending a Service Card, recharge using a credit card, recharge using a scratch card, cell phone payment by credit card, service to make a gift of a Last Minute offer);

•	to purchase products and use interactive guides for the configuration of the user’s terminal.

The e-commerce site “Il Telefonino On Line”, is a member of the Loyalty Program of Federcomin, and complies with specific rules of transparency, security and confidentiality, so as to ensure the reliability of online economic transactions. Transparency is further guaranteed by the Verisign certificate and the implementation of the encryption system with SSL sessions that offers the highest standards of data security currently available on the Internet.

The TIM Group has observed that its customers are increasingly satisfied with its customer care services.

The table below illustrates the results of surveys undertaken by independent consultants on certain Group companies.

Company	Customer segment	Overall customer satisfaction
TIM Italia	Consumer (1)	90%
	Business (2)	77%
Stet Hellas	Consumer + Business (3)	94%
Maxitel	Consumer + Business (4)	>95%

(1)	Satisfaction with customer assistance provided by 119. Sum of the percentages of customers valuating the service as excellent, very good and good. The data pertain to the last quarter of 2003.

(2)	Satisfaction with customer assistance provided by the toll free business number 800 846 900. Sum of the percentages of customers valuating the service as excellent, very good and good. The data pertain to November 2003.

(3)	Satisfaction with the customer assistance provided by customer services (toll-free numbers as well as against payment). Sum of the percentages of customers valuating the service as excellent, very good and good. The data pertain to the last quarter of 2003.

(4)	Satisfaction with customer assistance provided by customer services, measured in accordance with the indications of the National Telecommunications Agency - Agenzia Nazionale delle Telecomunicazioni (ANATEL). The figure pertains to the last quarter of 2003.

TIM’s compliance with the minimum security measures imposed by the law on Privacy

In 2003, TIM implemented the provisions of law No. 675/96 and Presidential Decree No. 318/99 regarding the processing of common and sensitive personal data managed by the Company. TIM has issued regulations and operating procedures that define the roles, responsibilities and actions to be taken to ensure full and proper compliance with statutory provisions pertaining privacy. In particular, TIM carries out every year an inspection to ensure compliance with the requirements laid down in Presidential Decree No. 318/99, and has implemented the classification of all the Company’s computers used for the processing of personal data. Further checks are carried out to ensure the proper implementation of the technical security precautions as required in the aforesaid Decree.

TIM has defined the security measures to be implemented to ensure compliance with the provisions of Legislative Decree No. 196 and Schedule B “Technical Regulations regarding minimum security measures” that must be fully applied no later than June 30, 2004, as required in the aforesaid decree.

“Internet and Minors” Self-Disciplinary Code

In keeping with its commitment to protecting children’s rights to confidentiality and the proper treatment of their personal data, TIM has recently adopted the “Internet and Minors” Self-Disciplinary Code, signed by Federcomin, Anfov and other trade associations.

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The Code binds Service Providers to:

•	comply with specific regulations and codes of conduct in offering services and ensuring that parties who comply with the Self-Disciplinary code are identified with the brand name Internet@minori;

•	prepare measures for the protection of children that ensure that children do not come into contact with unlawful or harmful content;

•	lay down “instructions for use” that are known over the electronic network, for both adults and children;

•	fully collaborate with the competent authorities to combat phenomena that are harmful to minors and that are spread by the use of the electronic network.

Disputes and litigation with customers

The TIM Group is fully aware of the complaints and litigation that customers brought against the Company in 2003 that may be summarized as follows:

	Number of complaints
	Received	Solved
TIM Italia	179,738	161,032
Subsidiaries	1,620,211	1,030,275

Totals	1,799,949	1,191,307

It must be pointed out that the disputes:

•	involving TIM Italia refer to written complaints;

•	involving the foreign subsidiaries refer – primarily – to complaints received over the phone.

The mean time required to solve a dispute is about 4 days for TIM Italia and 7 days for foreign subsidiaries.

Furthermore 416 cases brought by customers, are pending against the TIM Group.

The TIM Group allows its customers – still through an experimental project – to solve disputes out of court, through (free and quick) conciliation or arbitration procedures. The customer retains the right to seek redress through the ordinary courts, after an attempt at reaching an out of court settlement.

SUPPLIERS

Size and volumes

The table below provides a summary overview of the overall purchases made by the TIM Group over the last two years (both by way of raw materials and outsourced services and in terms of industrial investments), so as to provide the reader with an idea of the volumes involved in relationships with Suppliers.

TIM Group	Year 2003	Year 2002
Raw materials and outside services (net of the fee or contribution)	5,606	5,008
- of which related parties	893	919
Industrial investments	1,957	1,715
- of which related parties and internal capitalization	182	178

Total contribution	7,563	6,723

- of which related parties and internal capitalization	1,075	1,097

Total net contribution	6,488	5,626

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Organization

The Telecom Italia Group has organized its Purchasing Department in a centralized manner at Group level, so that it can have a better management of its relationships with Suppliers and optimize the efficiency and effectiveness of the purchasing process.

All relationships between the Telecom Italia Group and its Suppliers – from selection through to payment – are based on principles of transparency, propriety and collaboration.

Within this philosophy, the Corporate Purchasing Department:

•	requires Suppliers, including through contractual clauses, to comply with the principles pertaining to human rights, labor, environment, etc., contained in the Global Compact promoted by the United Nations;

•	sets up the qualification process of Suppliers for the entire Group;

•	assigns supplies to “qualified” Suppliers, that is to say, suppliers placed on a specific List, following a competitive procedure amongst these;

•	favors online tender procedures that allow users to know in real time, the proceedings and final results of the call for tenders. This system allows each Supplier to have the same opportunities and promotes competition between Suppliers;

•	requires – in keeping with consolidated practice – the Group’s main Suppliers to submit to the valuation and control process set up for them by the Group to regulate the relationship in a constructive manner and to address the needs of its suppliers.

TIM seconds the Corporate Purchasing Department in a proactive manner in the pursuit of the aforesaid goals.

New Procedures

The Corporate Purchasing Department:

•	has prepared the new procedure for the Qualification of Suppliers for all Group companies, the qualifying element of which is made up of the introduction of the requirement of ethical suitability aimed at ensuring greater protection to all stakeholders and at improving relationships with Suppliers in the medium/long term;

•	has laid down guidelines for the quality control of supplies made to all the Groups’ Business Units and Central Departments, in order to create synergies and optimize the entire process;

•	systematically informs Suppliers of the results of the Vendor rating procedure, keeping them informed of the Group’s “degree of satisfaction” with their services and allowing them to get an idea of their position in respect of competitors.

TIM collaborates in the preparatory phases of implementing the Group’s Vendor rating procedure, playing an active role in assessing the technical, commercial and administrative aspects of supplies.

Control

The Corporate Purchasing Department carries out checks based on samples and according to a “risk assessment” model specifically designed for each type of supply. Further checks may be carried out in the case of new Suppliers or Suppliers with which the Group encountered specific difficulties.

In compliance with the implemented procedures, the TIM Group collaborates in monitoring the quality of services and supplies provided by Suppliers throughout the purchasing process.

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COMPETITORS, REGULATORY FRAMEWORK

The main initiatives that TIM launched with other wireless telephone Service Providers in 2003, are illustrated below.

“The Ring Project”

December 11, 2003, marked the birth of an alliance between Telefonica Moviles (a TIM Competitor in certain Latin American countries), T-Mobile, Orange and TIM aimed at launching a joint offering of seamless international wireless services.

The service providers set up an Association under Dutch law, known as, for the time being “Unity Alliance”, through which they intend to coordinate the trade and other activities involved in the project.

The alliance’s current footprint covers 15 countries in Europe (including Greece through Stet Hellas) and will soon extend even to other subsidiaries of the four partners, in other continents.

The alliance is open to new members.

This alliance is aimed at offering a better service to all customers, in any location, at more competitive rates. In particular, through the alliance, TIM intends to offer customers the seamless roaming services currently available in Italy, including for instance, the possibility of using the national short code to access voice mail even when the customer is in roaming mode.

TIM and the other partners of the alliance, also aim at jointly purchasing terminals that will allow them to generate important economies of scale that could translate into reduced prices for customers.

In the near future, the alliance intends to jointly develop new services so as to generate synergies and therefore cost savings that could then be transferred directly to customers through more competitive prices, as well as to improve the quality of the services offered by allowing an efficient exchange of know-how between alliance partners.

Fund Raising

In 2003, TIM participated with Vodafone, WIND and H3G to several charitable projects promoted by various associations. The most significant were (3):

•	Telethon;

•	TG5 for Friuli flood victims;

•	The “Sorriso” (Smile) Initiative;

•	Fund raising for AIRC;

•	SMS for IRAN.

(3)	For further information, please refer to the paragraph “Investments in Community” in the stakeholder “COMMUNITY” section.

IMEI blacklist

On May 5, 2003, mobile operators signed a Memorandum of Understanding in order to make the connection to C.E.I.R. (Central Equipment Identity Register) operative by June 30, 2004, managed on an international level by the GSM Association. The system will allow operators to use the IMEI code (serial number identifying the handset) to block any communication to stolen or lost handsets passing through their respective networks.

On June 30, 2003 sector operators defined standardization procedures as well as the technical requirements to be met in order to render the system operative.

These procedures may in future allow integration between systems set up in other European countries.

GSM Association

The GSM Association is an international body of wireless telephone service providers, aimed at developing the GSM standard for the wireless platform. Set up in 1987, the Association currently counts 620 members representing a total of one billion customers in about 200 Countries/regions worldwide.

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The GSM Association divides its activities amongst theme-based/technological workgroups and regional workgroups. The technological aspect focuses on the development of the GSM standard while regional activities are targeted towards industry and relationships with Institutions.

In 2003, TIM Director General Mauro Sentinelli, held the post of Deputy Chairman. Amongst the Association’s contributions in the field of sustainability, special mention must be made of its constant cooperation on issues involving “mobile industry and the environment”. In particular, this focus resulted in the Recommendation “Good Network Roll Out”, a self-regulation initiative aimed at managing environmental impact in a constructive and collaborative spirit together with the Community and Local Bodies.

Another issue that was discussed with Competitors was the “Code of Conduct” on international roaming.

Summarized here below are the main regulatory issues for the year 2003, with reference only to Italy.

Mobile termination

With Resolution No. 47/03/CONS dated February 5, 2003 regarding “Revision and planning mechanisms for maximum termination charges applied by notified mobile-network operators and regulation of prices for fixed-to-mobile calls practiced by the notified fixed-network operators”, the Regulator set the maximum mobile-termination price at Euro Cent 14.95, effective as of June 1, 2003.

With regard to fiscal years 2004 and 2005, the Regulator has considered introducing a mechanism for the planned reduction of the mobile termination rate, considering that the conditions exist for reductions over the two-year period for a maximum aggregate amount that can be evaluated at approximately 20%, gross of inflation. In any case, all decisions regarding these additional reductions will be adopted in compliance with the new EU regulatory framework.

Significant market strength

On May 7, 2003, with Resolution No. 160/03/CONS for the “Identification of telecommunications organizations with a significant market strength for 2001”, TIM – like Vodafone – was confirmed as an organization with a significant market strength in terms of both public communications systems and the interconnection market on mobile networks.

The aforesaid Resolution was impugned by TIM for reasons of legitimacy and standing not directly related to TIM’s position, but rather to that of third party service providers.

Regulatory accounting

In compliance with Resolution No. 399/02/CONS “Guidelines for current cost accounting for notified fixed and mobile network operators and measures for the preparation of regulatory accounting by mobile operators”, in March TIM notified the Regulator of the termination price oriented towards the historic costs of 2001.

Again in compliance with the aforesaid resolution, at the end of July, TIM informed the Regulator of the results of current cost audit ( CCA) for termination tariffs on fixed-to-mobile communications and communications using other mobile carriers for 2001. According to the Resolution itself, this new method, that as such must be subject to regulatory revision, represents an intermediate cost accounting phase when compared to the consolidated historical cost method and related tendency towards incremental costs.

The independent auditing firm KPMG, appointed for the purpose by the Regulator, certified the historical cost audit for 2001, submitted by TIM.

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Code of electronic communications

Legislative Decree No. 259 of August 1, 2003 containing the new “Code of Electronic Communications” entered into force on September 16, 2003. This provision enacts in Italian legislation the EU directives regarding telecommunications, replacing the “old” post-office, bank-post and telecommunications code of 1973. This is a very significant provision because, based on the evolutions that have characterized the telecommunications market, it sets down new regulations that will govern the entire electronic communications sector, inspired by the principles of free competition.

Market analysis

On July 15, 2003, in the implementation of the new regulatory framework, the Regulator formally launched the market analysis process aimed at assessing the degree of competitiveness of the markets previously identified by the European Commission and the presence, if any, of significant dominant market positions, and, in light of its findings, at implementing new regulatory measures and obligations or repealing previous regulatory requirements.

The markets being analyzed, with regard to the mobile-radio sector, are as follows: Access and collection; Termination of voice calls on individual mobile networks; Wholesale domestic market for international roaming services.

The deadline for answering the Regulator’s questionnaires aimed at collecting information for market analysis, initially established at September 30, 2003, was extended to October 13, 2003. On that date, TIM submitted all the required information.

New National Numbering Plan (NNP)

On July 3, 2003, the Regulator passed Resolution 09/03/CIR adopting the new National Numbering Plan (NNP) that introduces, only for the wired network, maximum price thresholds on offerings of services providing access to non-geographic numbers (so-called premium services).

Mobile Number Portability

On January 30, 2003 mobile operators were notified of Resolution No. 13/02/CIR passed on November 28, 2002. With this resolution, the Regulator set the maximum inter-operator charge for activating Mobile Number Portability (referred to as the “porting charge”), effective as of January 1, 2003, determining the equivalency with the rates already established for fixed-network portability (Euro 10.02).

The new Framework Agreement amongst wireless service providers (that replaces the previous agreement concluded in February 2002) was signed on January 12, 2004. The main novelties pertain to the reduction in porting times from 10 to 5 business days as from April 26, 2004, the confirmation of the porting price at Euro 10.02 (applicable retroactively from January 1, 2003), and the streamlining of portability procedures for corporate customers.

Frequencies

Ruling No. 286/02/CONS of September 25, 2002 established that the TACS frequencies must be released and made available to the government, which will allocate them to GSM services. The following timing has been established for this release: 3 MHz by December 31, 2002; 2 MHz by June 30, 2003; additional 2 MHz by June 30, 2004; the remaining 5 MHz by December 31, 2005. The actual release of the blocks of frequencies is tied to the definition – still underway - of the technical and regulatory procedures by the responsible bodies. As part of these procedures, TIM continues to represent its position, so that part of the TACS frequencies that will be released will be maintained in the GSM portion.

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Radio Lan

On May 28, 2003, the decree of the Ministry of Communications was adopted with regard to governing the conditions for the issue of general authorizations for supplying Radio Lan to the public for access to telecommunications networks and services.

Moreover, on the same date the Regulator passed Resolution No. 183/03/CONS regarding

“Measures concerning the public offer of services via the use of Radio Lan”, thereby completing the reference regulatory framework.

Universal service

On April 2, 2003, Resolution No. 5/03/CIR was adopted, with “Outcome of the renewal of the procedure for the applicability of the mechanisms for dividing the net cost of the universal service for the year 1999” (issued pursuant to the sentences handed down by the TAR of the Lazio region in January 2002, sustaining the appeals lodged by Omnitel and Infostrada for the reversal, for mere defects of form, Resolution No. 8/00/CIR regarding financing of the universal service for 1999). This provision confirmed the contents of Resolution 8/00/CIR, particularly the aggregate amount of the net cost for 1999 (Euro 62.4 million) and its division among the companies called upon to contribute to the Fund.

Later, however, the Council of State, by decision filed on November 12, 2003, partially allowed the appeal brought by Omnitel/Vodafone against the 2002 decision of Regional Administrative Tribunal for the Region of Lazio, ordering that Resolution 8/00/CIR be set aside as a result of failure to follow the required administrative procedures and therefore requiring the Regulator to once again carry out the procedure for determining, with regard to 1999, fixed-mobile interchangeability as a condition for the activation by wireless service providers, of the financing mechanism for the universal service.

On April 9, 2003, TIM was notified of Resolution No. 14/02/CIR concerning “Universal service: Applicability of the mechanism for the sharing and valuation of the net cost for the year 2001”. In June 2003 TIM paid its contributions for 2000 and 2001, determined by Resolutions 23/01/CIR and 14/02/CIR, at euro 18,481,397.99 and euro 12,364,245.39 respectively. On July 30, 2003, the Communications Regulator notified TIM of the start of the preliminary procedure regarding “Analysis and applicability of the mechanisms for dividing and evaluating net cost of the universal service for the year 2002”.

Annual contribution for the Regulator’s operations

With the Ministerial Decree of June 26, 2003 containing the “Measure and procedure of the contribution owned to the Regulator for the year 2003”, the Ministry of Finance set the contribution owed by operators, pursuant to Laws 481/95 and 249/97, at 0.50 per thousand of the revenues generated in the last financial year, net of the amounts paid to third-party operators.

TIM paid its quota before the September 15 deadline.

Service Charter

Resolution No. 179/03/CSP of the Regulator, containing the “Approval of the general guidelines pertaining to quality and the charter of telecommunications services pursuant to article 1(6)(b)(2) of Law No. 249 of July 31, 1997” was published in the Official Gazette on August 21, 2003. TIM recently updated its Service Charter, i.e. the document addressed to the customers, describing the main principles of behaviour and the Company's commitment towards customers in terms of service. With this document, TIM aims at simplifying and enhance relations with Customers and making them more transparent.

See also paragraph “CUSTOMERS”.

Electronic commerce

Legislative Decree No. 70 of April 9, 2003 went into effect on May 14, 2003, enacting Directive 2000/31/EC regarding certain legal aspects of services of the Information Society, particularly

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e-commerce on the residential market. The Directive aims at ensuring the online services can be freely provided throughout the EU, by setting up standard regulations for electronic commerce.

The most important aspects of the enacting decree are as follows:

•	the principle of free access to the market of services performed online. Access to the electronic market is not subject, as such, to prior authorization or other measures with an equivalent effect. Nevertheless, businesses must meet the obligations of maximum transparency with regard to their intermediaries (Art. 6);

•	commercial communications are analytically regulated by the decree. As for “unsolicited” communications (e.g. online spots, etc.), these must be identified clearly and unequivocally in the object from the moment the recipient receives them. For commercial communications in general, the business must indicate clearly and explicitly that they are “commercial communications”, thereby augmenting the consumers’ trust and complying with the principle of transparency (Art. 9);

•	the Decree has extended the principles of the Civil Code and of special laws in this field to contracts stipulated electronically. A specific provision envisages that the company must send an electronic confirmation of the recipient’s order. Moreover, the article governs the phase preceding the order, obliging the business to clarify the contractual phases and the procedures for stipulating the agreement, with the exception of contracts stipulated via an exchange of e-mails or equivalent individual communications (Art. 13).

Protection of personal data

Legislative Decree No. 196 of June 30, 2003, known as the “Code for the Protection of Personal Data” published in Official Gazette No. 174 on July 29, 2003, entered into force on January 1, 2004. The Code consolidates into a single text all the statutory provisions pertaining the protection of personal data and contains, with the required coordination and the abrogation of obsolete provisions, the general rules for data processing and the provisions pertaining specific sectors subject to regulation, including electronic communications, the judicial sector, the processing of personal data by law enforcement agencies, etc.

The text incorporates and codifies the decisions and opinions of the Italian Privacy Authority in recent years, and also includes provisions aimed at protecting the party concerned and at defining applicable sanctions and punishments.

In particular, the Code includes measures aimed at fighting the “unwanted phone calls” phenomenon as well as the so-called spamming, i.e. sending of unsolicited messages through automated systems (SMS, MMS, e-mail, etc.); in these cases, the text requires the consent of the parties concerned and imposes the obligation of informing customers on the possibility of unsubscribing from the receipt of such messages.

The text is not merely an exercise in codification, since it also contains changes to the previous regulatory framework that – and this is the most significant aspect – follow the basic choices already debated in Parliament, that is to say, compliance with the principles and guidelines already issued since 1996.

Action taken against SMS spamming

Spamming involves the sending of SMS messages to customers who have not asked to receive them and that invite these customers to call the non-geographic numbers (NGN) of other service providers. In order to improve customer confidence in the service, the Company is currently developing an in-house procedure for the reporting and management of spamming in next to real time, through the implementation of a specific network monitoring tool that should block spam messages in a timely manner.

Registry of the infrastructure of public wireless communications networks

The Decree of the General Director for Concessions and Authorisation of the Ministry of Communications dated November 27, 2003 and containing “Procedures for the acquisition of the

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data required maintaining the registry of the infrastructure of public wireless communications networks” – as defined previously by the Decree dated July 22, 2003 – was published in Official Gazette on December 13, 2003.

The extension of the deadline became necessary as a result of the changes in the regulatory framework introduced by Legislative Decree No. 259 of August 1, 2003, the “Code of Electronic Communications” that required the re-drafting of the applicable regulations, entailing the need for additional time for compliance by wireless service providers.

This Decree pertains solely to the deadline for the submission of the data and does not in any way affect data acquisition procedures that continue to be governed by the aforesaid Decree of July 22, 2003, that introduced the procedure for submitting the data pertaining to both, already existing and new plants. With regard to the former, data must be submitted on a quarterly basis in printed form to the territorial inspectors, as well as on electronic media to the General Directorate for Concessions and Authorizations. In the case of existing plants, data must be submitted both on paper and on electronic media within one hundred and eighty days following the date of publication of the decree.

Consip

On August 12, 2003, Law No. 212 of August 1, 2003 came into effect, with the “Conversion to law, with amendments, of Law Decree No. 143 of June 24, 2003, with urgent provisions on the payment and collection of taxes, bank foundations and tenders called by Consip S.p.A.”. Article 5 of L.D. 143 modified – and lightened – the regime of time-work purchases contained in the last two Budget Acts. The provisions of Law 212 limit the obligation for the central and peripheral administrations of the State and for public bodies other than local ones to proceed with centralized procurement through conventions stipulated by Consip “for the purchase of goods and the procurement of public services characterized by high service quality and low labor intensity”. In the event of independent procurement, the rules on the procurement of goods and services listed in paragraph 3 of Article 26 of the 2000 Budget Act (Law 488/99) shall be applied. The regulations state that public bodies, public companies, providers of public services and all public administrations can also stipulate any type of contract without using the framework agreements defined by Consip in the event that the value of the costs and services stipulated by contract are equal to or lower than the value envisaged by the Consip conventions.

Consip is also “required” to regularly publish on its website – every year within October – the product categories for which it will activate the marketplace for the following year.

Publication of the decree on exposure limits

On August 28, 2003, Official Gazette No. 199 published the Prime Minister’s Decree of July 8, 2003, which sets “Exposure limits, attention values and quality objectives to protect the population from exposure to electrical, magnetic and electromagnetic fields generated by frequencies between 100 kHz and 300 GHz”.

While the decree confirms the emission limits set by Ministerial Decree 381/98, it also establishes that: i) the precautionary values must be observed not only inside residential buildings, but also in usable outdoor appurtenances such as living areas. The provision specifies that the term “outdoor appurtenances” refers to balconies, terraces and courtyards, excluding flat roofs (Art.3, paragraph 2); ii) with reference to quality objects, the limit of 6 V/m, envisaged as the precautionary value (Art. 4, paragraph 2) is extended to “intensely frequented areas”. In implementing the provisions of Article 8, paragraph 6, of Law 36/01, the municipalities have assigned the responsibility for identifying these areas.

Sentences handed down by the Constitutional Court: Regional laws and Legislative Decree 198/02

On October 1, 2003 sentence No. 303 of the Constitutional Court was filed, regarding several legitimacy proceedings, particularly with reference to Legislative Decree No. 198/2002 (with “Provisions for accelerating the implementation of strategic telecommunications infrastructures

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for the modernization and development of the country, as provided for by Article 1, paragraph 2, of Law No. 443 of December 21, 2001). The Court declared the entire Legislative Decree constitutionally illegitimate due to “excess of power”.

The Court expressly states that its decision is not intended to have any effect whatsoever on Legislative Decree no. 259/2003 (containing the “Code of Electronic Communications”) that in part governs the same matters.

Basically, according to the Court sentence, it will no longer be possible to permit radio-base stations in exception to planning schemes, envisaged by Art. 3, paragraph 2 of Legislative Decree 198/2002.

Sentence No. 307 of the Constitutional Court was also filed on October 7, 2003, in which the Council also handed down its opinion on the constitutional legitimacy of the regional laws of Umbria, Marches, Campania and Puglia concerning electromagnetism, put forward by the Government.

These are the key points of the judgment: i) the State’s exclusive power is acknowledged in establishing equipment emission limits, not only for emission values but also for precautions and quality objectives. Accordingly, the regions are not free to establish values that differ from or are lower than those established by the central government, insofar the values established at national level represent a balance between the opposing interests of minimizing electromagnetic impact on the one hand, and setting up the plant required for the country, on the other; ii) within the context of identifying quality objectives to be taken as town planning standards, etc., the regions are empowered to punctually identify zones of “installability-non-installability” for plants, although a general derogation to the Executive Town Council to such effect, would not be legitimate.

Memorandum of Understanding between ANCI and the Ministry of Communications

See “National Institutions” paragraph with regard to the stakeholder “THE GOVERNMENT AND OTHER INSTITUTIONS”.

Legislative Decree No. 315 of November 14, 2003

On November 14, 2003, the Cabinet approved a Legislative Decree containing “Urgent Provisions pertaining the members of the commissions for assessing the environmental impact and the procedures for authorizing electronic communications infrastructures”.

The relevant Law, enacting the aforesaid Legislative Decree into national legislation, approved by Parliament, was later published as Law No. 5/2004 in Official Gazette No. 13 of January 17, 2004, and entered into force on the day following the date of its publication.

The Decree does not directly affect the applications and authorizations for installing antennae submitted prior to the entry into effect of Legislative decree No. 259/03 (Code of Electronic Communications), but makes them subject to the Code with the calculation of the related time periods as from the date of their submission.

Misleading advertising

On May 13, 2003 the Antitrust Authority started procedures against TIM and content provider Buongiorno.IT (B!) for misleading advertising, in order to ascertain if two promotional SMS of the ScripTIM service by B! were misleading. The proceedings, which were started following a consumer complaint, were completed in August 2003 with a ruling against TIM.

On October 28, 2003, the Italian Regulator launched proceedings against TIM for misleading advertising based on the alleged misleading nature of an advertisement on the website www.tim.it, for the “Carta SMS TIM Raddoppia” campaign. The proceedings, launched on the complaint by a consumer, ought to come to an end in May 2004. As part of the proceedings, the Regulator by order of November 6, 2003, rejected the motion seeking the preventive suspension of the advertising message, citing the lack of sufficient grounds.

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GOVERNMENT AND OTHER INSTITUTIONS

In 2003, the TIM Group paid Euro 1,645 million to the Italian government and Euro 323 million to foreign governments.

TIM Group	2003			2002
(in millions of euro)	Total	Italy	Abroad	Total	Italy	Abroad
Social security charges	133	99	34	136	106	30
Charges Re. Law 58	1	1	—	1	1	—
Direct taxes	1,751	1,530	221	(52)	(255)	203
Excises and taxes	30	16	14	13	8	5
Contribution for exercise of TLC operations	54	—	54	202	154	48

Totals	1,969	1,646	323	300	14	286

In 2003, the Italian government paid the Group financing not subject to repayment for a corresponding amount of Euro 8 million (Euro 8 million 2002).

TIM is committed to responsible corporate governance featuring transparency in all its relations with supranational (European Union), national and local institutions, as well as national regulators, with a view to ongoing collaboration.

National institutions

Central institutions

Relationships with the Institutions (Parliament and government) are managed through a special corporate department in charge of:

•	assisting top management in the relevant relations;

•	valuating the implications of primary and secondary regulations, for TIM;

•	checking regulatory guidelines and control documents, with a view to valuating the implications thereof for TIM and preparing answers, if necessary.

These tasks are undertaken by scouting and monitoring the parliamentary and government activities involved.

Memorandum of Understanding between ANCI and the Ministry of Communications

On December 7, 2003, the National Association of Italian Municipalities (Associazioni Nazionale Comuni Italiani - ANCI) and the Ministry of Communications signed a Memorandum of Understanding that lays down certain principles for the installation, monitoring, control and streamlining of radio base stations, that local administrations are bound to apply. In such regard, the CEOs of the four wireless telephone service providers signed, at the same time, a draft “standard memorandum”.

The agreement opens up a new phase in the relationships between local administrations and wireless telephone service providers insofar as the “standard memorandum” between service providers and municipalities attached to the Memorandum of Understanding, represents a tool for reaching the right balance between the justified needs of local administrations and the need for service providers to develop their networks. This will allow service providers to fulfill the coverage obligations set forth in their UMTS licenses, and at the same time, to offer a better, more uniformed service throughout the country.

The main element of the Memorandum of Understanding consists in the commitment by the Ministry of Communications to further extend the national electromagnetic field monitoring program set up by the Ugo Bordoni Foundation.

TIM has implemented the relevant indications and is negotiating with many municipal administrations the signing of memoranda based on the “standard” model stipulated between the Ministry and ANCI.

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The Communications Regulator

A dedicated corporate department is in charge of liaising with and representing the Company before the regulatory authority that is to say, the Communications Regulator.

These tasks are undertaken by:

•	constantly monitoring the evolution of the regulatory framework governing the sector and the measures taken by the Regulator, as well as assessing the implications for TIM for all regulatory actions;

•	preparing proposals and contributions to the drafting of regulatory documents, especially during public consultations;

•	promoting the spreading, through all corporate departments, of regulatory orders and provisions, in order to ensure proper and timely compliance.

The Italian Regulator

The Company’s relations with the Italian Regulator are managed by a specific corporate department in charge of protecting the Company’s interests in such regard.

Furthermore, TIM provides direct support to specific institutional bodies such as:

•	the Courts, for what concerns investigations;

•	the Civil Protection Department in the case of natural disasters, calamities, etc.

Territorial institutions

One of the Company’s goals is to implement a structured system of relationships with territorial institutions, that should place TIM as a reference counterpart within a spirit of operating partnership, opening new business horizons.

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THE ENVIRONMENT

The TIM Group is firmly committed to Sustainability as one of its key reference values and, accordingly, the respect of the environment is one of the Company’s strategic goals and, thus constantly monitored.

Environmental performance indicators

The TIM Group has identified four macro-areas through which measure the effectiveness of its operations and define plans to improve performance:

•	waste;

•	water;

•	energy;

•	emissions.

The TIM Group (excluding subsidiaries Is-TIM and Radiomobil) has:

•	gleaned all the information provided below, by processing suitably reclassified accounting data;

•	input the operating data into a computer program that is standardized for all Company subsidiaries.

Waste

The table below presents data pertaining the waste categories TIM Italia generated in 2003.

Amount of waste produced (in kg)	TIM Italia 2003	Change %
		2003/2002	2003/2001
Hazardous waste	466,812	(28.0)	141.2
Non-hazardous waste (shelves, batteries, etc.)	257,650	19.0	5.4

Total amount of waste produced	724,462	(16.3)	63.6

The graphic below summarizes the distribution of main data presented in the table.

Distribution of waste

produced by TIM Italia

in 2003

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TIM ensures that lead accumulators that account for about 98% of the hazardous waste produced in the period under examination (4) are:

•	“managed”,

•	transported and controlled,

•	entirely recovered by the person in charge of withdrawals, in compliance with the provisions of Legislative Decree No. 22/97.

(4)	The remaining 2% is made up of toners, subject to differentiated waste collection, and of fluorescent lighting.

Non hazardous waste is mainly comprised of encumbering municipal waste subject to specific in-house regulations for disposal.

The overall quantity of waste produced by TIM Italia fell by 16% compared to the figures for 2002, while the quantity of recycled or recovered waste remained high.

The quantity of waste lead accumulators/batteries that featured a sinusoidal trend over the years, was reduced by 28% compared to the figures of the previous year.

TIM intends to continue with the installation of Integrated Power Stations (IPS) in all its new Radio base station (RBS) sites, that numbered over 1,600 in 2004. In recent years, the batteries installed at each site weighed a total of 550 kg as compared to 3,700 kg per site required under the conventional solution, resulting in a significant reduction in pollutants to be disposed of at the end of the life-span of the batteries: lead (75%) and acid (20%).

In terms of waste management, the entire Telecom Italia Group has improved its co-makership relationship with suppliers, especially through the implementation of regulations for the “Monitoring of Suppliers and the drawing up/management of waste management agreements”.

Water

In 2003, TIM Italia’s water consumption fell by nearly 26% compared to 2001.

	TIM Italia 2003	Change%		% ratio TIM Italia/ TIM Group
		2003/2002	2003/2001
Water consumption (m3)	320,000	3.2	(25.9)	76.3

TIM Italia accounts for over 76% of the TIM Group’s water consumption.

Electric power

The electric power used to supply the Company’s infrastructure and corporate buildings, is mainly generated in Italy from fossil fuels. The table below provides an overview of power consumption data.

		Change%		% ratio TIM Italia/ TIM Group
Electric power purchased or generated (in KWh)	TIM Italia 2003	2003/2002	2003/2001
Total electric power from mixed sources	437,761,699	1.7	6.8	88.7
Total electric power from renewable certified green sources	221,301	(44.0)	°°°	1.0

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The graphic below illustrates the percentage changes over the last two years in the total electric power generated from mixed sources.

TIM Italia uses nearly 74% of purchased electric power, to run the telecommunications network. Thanks to the development of new infrastructures in recent years as well as measures for improving energy management, in 2003 power consumption used for supplying the telecommunications network was reduced by over 21% compared to 2001.

TIM Italia and Stet Hellas are moreover committed to continuing to experiment with alternative sources of electric power, using photovoltaic cells and wind power to supply their Radio base stations (RBS).

By 2007, TIM Italia’s 200 Radio base stations located in rural areas, will be supplied by photovoltaic cells or wind power (in the fall of 2003, the Investment Committee approved the related plan that requires the yearly setting up of 50 RBSs supplied by alternative energy sources).

In 2003, Stet Hellas replaced 34 diesel-fired generators with solar panels, and intends replacing a further 16 of these in 2004.

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TIM plans to optimize the power purchased from the Power Supplier and therefore to reduce pollution by reducing consumption.

TIM Italia’s electric power consumption accounts for nearly 79% of the TIM Group’s overall consumption as illustrated in the table and graphic below.

Electric power purchased or generated (in KWh)		% ratio of the values for individual subsidiaries to the consolidated values for the TIM Group
	TIM Group	TIM Italia	Stet Hellas	Digitel	TIM Perù	TIM Brasil Group
	100.0	78.7	5.3	2.5	2.2	11.3

Energy for heating

TIM Italia continues the policy of relying primarily on methane gas, instead diesel oil, for heating, resulting in a 5% reduction in the consumption of the more polluting diesel fuel, in the 2001-2003 period.

In 2004, TIM Italia plans to replace the last diesel-fired heating system (still in existence) with a gas-fired system, or alternatively, seek other offices.

Energy for heating	TIM Italia 2003	Change%
		2003/2002	2003/2001
Diesel-fired heating systems (Mj)	4,992,540	0.0	(4.8)
Gas-fired heating systems (Mj)	86,880,000	(15.3)	9.9

Total heating in Mj	91,872,540	(14.6)	9.0

The 10% increase in 2003 compared to the previous year of the area of buildings where TIM Italia carries out its activities should also be taken into consideration to guarantee a comprehensive interpretation of the data provided in the tables.

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The graphic below illustrates the breakdown of fuel consumption for heating.

The changes in polluting emissions are dealt within the following paragraph that focuses of overall emissions from heating, motor vehicle fuel and electric power generation.

Car fuel

	TIM Italia 2003	Change %		% ratio TIM Italia/ TIM Group
Car fuel		2003/2002	2003/2001
Green petrol consumption (L)	1,483,458	(0.2)	°°°	58.3
Diesel consumption (L)	1,436,146	5.4	°°°	92.0

Total (L)	2,919,604	2.5	2.8	71.1

Already for several years now, TIM Italia has stopped using cars running on Premium petrol. This type of cars, currently used only by certain Latin American subsidiaries, will be replaced as soon as possible.

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In 2003, TIM’s overall fleet of corporate cars grew by 6.3%, mainly in the form of diesel-powered cars.

	TIM Italia 2003	Change %		% ratio TIM Italia/ TIM Group
Number of company cars and Km traveled		2003/2002	2003/2001
Diesel-powered cars (No.)	770	12.2	°°°	92.1
Catalytic cars (No.)	1,228	2.9	°°°	72.6
Total cars	1,998	6.3	°°°	75.7

Total km traveled by company cars	33,067,754	1.7	43.1	74.2

The overall number of km traveled by company cars has fallen since 2001, although it has increased significantly since 2002, as a result, especially, of the travel requirements for technical and sales staff throughout the country.

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Emissions

Atmospheric Emissions

Emissions may take solid, liquid or gaseous form.

Certain substances are polluting when released into the atmosphere, while others contribute to the green-house effect.

Significant emissions, not only in quantitative terms, arising from the industrial activities of the TIM Group, fall solely into the second category, that is to say, carbon dioxide (CO2) by indirect emission arising from the purchase of electric power from national suppliers (ENEL, etc.) and the consumption of fuel for heating or motor vehicles.

Emissions resulting from the purchase of electric power are estimated on the basis of regular readings of the capacity and composition of the geo-thermal vapor used in power plants. Despite a rise in the generation of geo-thermal electricity in the past year, carbon dioxide emissions continued to fall, thanks to the use of emission containment systems.

CO2 is produced through combustion, and is therefore generated in nearly all thermo-electric power plants.

CO2 obtained from combustion, is calculated by applying specific emission factors to the consumption levels of various fuels. The factors used in the past for reasons of standardization according to the criterion then adopted by the Environment Ministry, were replaced in 2001 with the factors recommended in the 1996 Guidelines of the IPCC (International Panel on Climate Change) for the national inventories of green-house gases, and already used for the second national report on green-house gas emissions. Each of these factors must then be multiplied by a corrective coefficient that takes into account the typical fraction of carbon that remains unburned. The resulting calculation takes into account, as in the past, the carbon completely oxidized into CO2. CO2 emissions have been calculated following the guidelines published by UNEP (United Nations Environmental Program) and those developed by ETNO (European Telecommunications Network Operators’ Association) as part of the “Climate Change” project.

The data regarding emissions stemming from the use of electric power have been obtained from the 2002 Environmental Report published by the Italian power company, ENEL.

	TIM Italia 2003	Change %		% ratio TIM Italia/ TIM Group
CO2 atmospheric emissions (Kg)		2003/2002	2003/2001
Consumption of electric power generated from mixed sources	240,469,505	1.6	10.0	88.7
Heating	5,992,700	(14.4)	8.8	94.0
Motor-vehicle fuel	7,142,148	2.8	12.8	68.6

Total CO2 emissions (kg)	253,604,353	1.2	10.1

For a complete reading of the percentage increases in the overall amounts of CO2 TIM Italia emitted into the atmosphere in the period 2001-2003, the same must be compared to the increases in turnover generated during the same period (+6.2% over 2002 and +13.3% over 2001, respectively).

Such a comparison indicates that TIM Italia’s CO2 emissions have been at least proportional to its turnover; in other words, had turnover remained stable, savings in the amounts of CO2 emitted would have been 5% in respect of figures for 2002 and 2.2% in respect of figures for 2001.

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The following graphic shows, in percentage terms, the causes underlying TIM Italia’s CO2 emissions.

For TIM Italia, 2003 marked a turning point in terms of its commitment to reducing green-house gas emissions, especially carbon dioxide (CO2), basically through the implementation of the following measures:

•	consolidating the process for the use of photovoltaic cells or wind power to meet the power consumption requirements of the 200 Radio Base Stations (RBSs). One needs only to consider that each RBS supplied with clean energy allows for daily savings of about 110 liters of diesel oil. This also significantly reduces the emission of pollutant residues into the atmosphere (dusts, carbon monoxide, nitrogen oxide);

•	almost full reliance on methane gas for heating purposes. To date, only one of the Company’s premises is still heated using diesel fuel. By the end of 2004, this heating system will either be converted to methane or alternatively, the Company will seek other premises;

•	the shift towards cars powered by diesel fuel rather than green petrol;

•	increased reliance on telephone and video conferencing facilities with a view to significantly reduce staff travel between the Company’s various offices.

Avoided atmospheric emissions

The calculation of “avoided emissions” takes into account all the consumed energy generated from renewable sources, as well as the energy values subject to Green Certification. In 2003, the TIM Group’s avoided emissions amounted to 96,602 tons.

Electromagnetic emissions

The TIM Group’s approach to electromagnetic emissions may be summarized through the following commitments and action.

First and foremost, strict compliance with the regulations in force in the country in which the Company operates (Italian regulations, for instance, are particularly strict).

The corporate process unfolds through the careful management of:

•	design;

•	the choice of sites;

•	the installation of the plant;

•	its equipment, throughout the entire life cycle as foreseen by additional internal standards of efficiency and safety. In particular, each transmission antenna is protected in such a way that

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access is denied to the general population, to areas where permitted exposure values may be exceeded (“safety volume”);

•	the use and constant search for state-of-the-art technological equipment for control and verification activities.

More specifically, in the case of GSM, the Company is already perfecting a procedure for monitoring the fraction of power emitted over and above maximum nominal power, so as to derive experimental data from measurements involving the link between radio base stations and base station controllers (BSC). At a later stage, the possible use of this application at national level, will be assessed.

For UMTS, work is underway to fine-tune the analysis and simulation methods established to estimate the radio-electric power in various propagation environments and multimedia traffic scenarios. The initial results have already been presented at various national conventions. The technology developed to measure the radiofrequency power generated by a radio base station will soon be complemented by a sensor that will permit direct measurement of the electromagnetic field radiated in the environment. This technology, currently at patent phase, could prove to be cheaper than the solutions presently available;

•	checking the transmission plants, including both new plants and the changes brought to existing plants that require electromagnetic emission readings in order to determine whether or not they comply to current health regulations.

In most cases TIM outsources these services, although, in the light of specific environmental situations (regional laws, municipal regulations, etc.), the Company may sometimes directly delegate certain tasks to the Regional Environmental Agencies (ARPAs) of the Environment Ministry.

Even when no changes are required to be brought to the plant, TIM carries out electromagnetic readings pursuant to agreements with landlords and/or municipalities, or in compliance with UNI EN ISO 14001 or UNI EN ISO 9001 requirements, for those territorial networks that have obtained certification. Furthermore, ARPAs often later carry out in-depth measurement readings, the costs of which are charged to TIM in compliance with regional laws.

In 2003, TIM carried out 2,985 checks amounting to an overall cost of euro 4,567 thousand;

•	the development of the APOGEO procedure (Antennas Procedures On Geographic Enhanced Orientation) aimed at calculating radio-electric parameters pertaining to the three-dimensional positioning of TACS, GSM and UMTS antennae. This is undertaken through georeferenced topographic surveys, carried out using the GPS satellite system, the precision of which is enhanced by the differential correction technique provided by GEOTIM (network of permanent GPS reference stations). The application consists in accurately pinpointing the “emission lobe” of an antenna, while at the same time checking its electromagnetic compatibility.

A precise reading of radio-electric parameters is required for optimal cell planning and for reducing interference on TIM networks. Moreover, highly accurate readings are required in order to assess Safety Volumes (TIM is capable of certifying its own plant data while ensuring full transparency and strict compliance with all applicable regulations) so as to respect and protect the environment.

In 2003, TIM purchased 33 full instrument kits for the overall amount of Euro 678 thousand. Each kit is made up of a GPS satellite receiver and an integrated laser station for topographical surveys.

Under the APOGEO operating procedure (patented by TIM) these tool kits are used to determine the georeferences (latitude, longitude and altitude above sea level) of the Radio Base Stations, and take precision readings of the tilt, azimuth and height of the antennae;

•	the development of the StereoSpace software that allows the stereoscopic display of pairs of images acquired in digital form and properly oriented (SV Master) directly on the computer screen so as to take measurement readings, as well as draw comparisons between and update the precision ratings of conventional instruments.

StereoSpace contains digital images (map bases) of areas deemed to be of strategic importance to TIM. These images are very important not only because they are aerial images

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taken with a suitable resolution, but also and most especially because they are properly georeferenced. The tool provides the precise location of the transmission plant, together with accurate data for the planning of frequencies and the calculation and display of safety volumes.

In 2003, TIM spent a total of Euro 235 thousand on purchases of stereo image maps of 17 different areas, and a further Euro 7 thousand on software maintenance.

As for the mobile handsets sold through its commercial network, TIM makes its selections based on the level of technological innovation and the measurement of Standard Absorption Rate (SAR), in order to guarantee lower electromagnetic emission levels.

In collaboration with several Italian universities and various national and international bodies, Telecom Italia S.p.A. has promoted research aimed at checking the emission values of electromagnetic radiation, and the possible effects of the same.

This research has confirmed that the electromagnetic fields generated by the equipment managed by the Telecom Italia Group in Italy fall within the limits imposed under current regulations, and, at the present state of knowledge, are not associated with biological risks.

Environmental Management

The TIM Group designs, implements and manages production and support processes, warranting conformity with statutory requirements and providing for the identification of preventive actions and areas in need of improvement.

The TIM Group aims at:

•	optimizing the use of energy sources, natural resources, materials and products;

•	improving waste management by focusing efforts on the re-use, recycling and recovery of used materials and processing residues;

•	minimizing negative environmental impacts and maximizing the effects that, thanks to the widespread dissemination of advanced telecommunications services, are beneficial to the environment;

•	adopting purchasing policies that take into account environmental problems, especially through the involvement of suppliers;

•	improving the efficiency and effectiveness of its processes.

The TIM Group intends to spread out information on its environmental management policies in order to:

•	promote the confidence and satisfaction of its customers and communities in general;

•	spread its environmental policies amongst suppliers;

•	develop collaboration with public administrations.

The TIM Group pinpoints, controls and manages the Company’s environmental impact, using specific management tools; in this context, the Company is implementing the procedures of the Environmental Management System (EMS).

The development of an Integrated System for Quality and Environmental Management, as well as for its efficient and effective implementation, comprise the main operating tool adopted for supporting this policy.

The Environmental Management System entails the “Design, Setting up and Monitoring of Wireless Telecommunications Networks in Italy” and requires the continuous improvement of environmental services and pollution prevention measures.

ISO 9001 and ISO 14001 certification constitutes one of the main mechanisms through which the Company intends to orient the related processes and ensure not only quality for its customers, but also sustainable development (see also the paragraph “TIM’s Certifications” under the stakeholder heading “CUSTOMERS”).

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Furthermore, TIM has launched a plan to monitor its consumption of natural resources and energy (in line with the development of the EMS) as well as a plan for reducing waste production. In particular, this entails:

•	an overall reduction in the number of lead accumulators used;

•	implementation of differentiated waste collection of paper and toner in all its sites.

The TIM Group has launched a communications program involving all its staff, including through the Company’s intranet, local bodies and the suppliers concerned.

The Telecom Italia Group and therefore also the TIM Group, is using several computer tools for monitoring, reporting and auditing activities pertaining to the Environmental Management System, involving the following applications software:

•	GAVI (Gestione Automatiche delle Verifiche Ispettive - Automatic Management of Inspections). A system dedicated to the planning, assignment of tasks, management of auditing reports and non-conformities found during in-house inspections;

•	MOSE (Monitoraggio Sistema Ecoambientale - Monitoring of the Eco-environmental System). A software dedicated to the collection and analysis of environmental indicators;

•	Hermes, for the management of communications pertaining to environmental problems;

•	Enea (Elenco Norme Eco Ambientali - List of Eco-Environmental Regulations), or an electronic database of the statutory provisions, rules and regulations pertaining to environmental matters and applicable to the Network Department.

Visual and acoustic impact of Radio Base Stations (RBSs)

Environmental protection initiatives also include measures aimed at reducing the environmental impact of installed plants.

Especially worthy of mention are those measures aimed at improving the visual impact of both new and already existing antennae. In certain cases or to some extent, measures aimed at reducing the environmental impact form part of the Company’s normal activities.

TIM has used solutions that camouflage antennae (for instance using support structures camouflaged as trees or as traditional chimneys), and that therefore reduce the size and number of antennae required for each transmission sector, or that use specific colors for antennae.

Moreover, various steps have been taken to reduce acoustic pollution at transmission sites, caused mainly by the presence of air conditioners and power stations, by setting up acoustic barriers (using specially-designed panels or by planting suitable hedges in rural areas) or by replacing old equipment.

Environmental research

Some of TIM Italia’s positive environmental impact projects implemented in 2003, include:

The Environment and Safety Project

The project developed a sensor that measures the intensity of the electromagnetic field in some of the bandwidths concerned (FM, TV, GSM) with a view to protecting the health of workers as well as the local population.

Development of TIMPLAN 2003

The main project-related activities included:

•	the development, calibration and validation of the TIMPLAN product through suitable measurement campaigns;

•	the definition of new algorithms for the UMTS system;

•	the updating of guidelines for the planning of cell networks for 2G/3G generation systems;

•	the training of TIM staff and consultancy services on planning problems.

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For further information, see paragraph “Activities in 2003/Innovative Services for Social Growth” under the stakeholder heading “COMMUNITIES”.

Measurement and protection of 2G/3G radio systems

The main project-related activities included:

•	experimental consulting on the GSM/GPRS and UMTS access networks;

•	the drawing up of technical rules, with special emphasis on testing;

•	the development of automatic tests for GSM and UMTS access network equipment;

•	tests aimed at checking the characterization of transmission systems;

•	measurement readings of the performance parameters of networks and terminals;

•	the setting up of measurement banks to be used for validating cell planning tools;

•	the development of hardware and software for assessing and forecasting the electromagnetic emissions of Radio Stations.

For further information, see paragraph “Activities in 2003/Innovative Services for Social Growth” under the stakeholder heading “COMMUNITIES”.

SAR (Standard Absorption Rate) mobile handsets and biological impact

This consists in monitoring and following, with the required specialty competencies and knowhow, the biological effects of electromagnetic fields in wireless telephony frequencies, with special emphasis on mobile handsets.

Environment, health and safety management of telecommunications materials and processes

This project aims at reducing the environmental impact of telecommunications products and services, especially by focusing on:

a)	the choice of materials;

b)	the replacement of hazardous substances;

c)	the use of recycled materials;

d)	the implementation of innovative processes;

e)	the optimal management of materials/products/systems through ‘life cycle’;

f)	support for the development and exploitation of renewable energy sources.

Projects aimed at attaining specific goals in terms of environmental impact

TIM Italia is committed to pursuing the following specific goals during 2004.

•	Reducing electric power consumption

•	Eliminating waste at switching stations

•	Reducing fuel consumption

•	Reducing complaints pertaining to the acoustic pollution produced by generator units (Procedure to be extended in compliance with the provisions foreseen under ISO 14000 regulations)

•	Reducing the visual impact of installed infrastructures on the surrounding landscape.

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COMMUNITY

In 2003, TIM Italia’s contribution to the stakeholder “Community” amounted to Euro 57.5 million (as against Euro 48.2 million in 2002), or 1.5% of the Operating income.

Other TIM Group companies made contributions in excess of Euro 5.8 million over and above this amount (excluding Is-TIM and Radiomobil).

Classification of the contribution according to the London Benchmarking Group Model

The London Benchmarking Group (LBG) is an organization made up of 80 major international companies and is an important reference point worldwide for the measurement of corporate community involvement, through a model that enables member companies to manage, evaluate and compare the support provided by corporations to the community.

Under the LBG model, corporate contributions are classified under four distinct categories. These are arranged in a pyramid that highlights the benefits and business returns for the company resulting from the various initiatives:

•	activities related to the Company’s sense of social or moral responsibility are placed at the top of the pyramid;

•	activities related to the Company’s core business lie at the base of the pyramid.

A breakdown of TIM Italia’s total contributions in keeping with the four categories of the LBG pyramid model explained above (amounts are expressed in thousands of Euro), is provided.

The classification of TIM’s activities has been slightly changed compared to the previous year, in order to provide a more analytical and efficient representation of the Company’s commitment to Community involvement. This change also had an impact on the overall amount thus leading to a moderate increase.

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Apart from illustrating the main items that make up the four categories of the LBG model for the TIM Group, the table below also provides a brief explanation for each group.

Charitable gifts	Contributions made in response to the needs and appeals of social and charitable organizations, without whatsoever expectation of any return.

Collaboration in solidarity projects with no-profit associations working in favor of the disabled, senior citizens, children and youth, as well as organizations involved in combating crime and corruption (without using or showing the Company’s trademark).

Contributions to medical research (without using or showing the Company’s trademark).

Community investments	Participation in long-term initiatives in favor of the Community, with a view to obtaining certain benefits in the long-term and to reinforcing the Company’s corporate image.

Collaboration in environmental sustainability projects with no-profit associations (using the Company’s trademark).

Costs related to solidarity initiatives (using the Company’s trademark).

Fund raising in favor of solidarity initiatives.

Dedicated SMS solidarity hotlines.

Initiatives in the Community	Enhancing the Company’s competitive edge while at the same time benefiting the communities within which the Company operates, by promoting research projects aimed at boosting the innovative content/quality of the services offered.

Costs of monitoring electromagnetic emissions.

Intervention in support of scientific research.

Investments in health and safety.

Cultural events in support individual products or services.

Innovative services for social growth	Promoting activities linked to the Company’s core business that meet community expectations in terms of production of goods and services in compliance with ethical, social and environmental principles.

Costs and investments for projects pertaining to products and services that are innovative in nature or that bring benefits to the Community.

Research activities aimed at developing products and services that are innovative in nature or that bring benefits to the Community.

Organizational adjustments

In January 2003, TIM’s Board of Directors resolved:

•	to set up, within the Board, a Community Support Committee tasked with laying down program-specific guidelines and monitoring the Company’s community involvement in Italy;

•	to place the Company’s Regulatory Affairs Department in charge of setting up the Program “TIM: un mondo per tutti (a world for everyone)”, especially through interaction with subsidiary undertakings.

The Company set up a specific corporate Department dedicated to liaising with the Stakeholder Community – especially with regard to initiatives classified as “Donations” and “investments in the Community” under the LBG model – primarily with a view to implementing sustainability projects designed in keeping with the values expressed in the Group’s Code of Ethics and the “ethical standards” imposed under the Global Compact(5) as well as by the European Commission and the Italian government. All the Company’s initiatives in support of the disabled, senior citizens, children and youth, as well as in the pursuit of providing health care, promoting scientific research and combating crime and corruption, are also firmly based upon the aforesaid ethical standards and values.

(5)	Covenant proposed by UN Secretary General Kofi Annan, requiring respect for the principles of human rights, the environment and labor.

The No-Profit Associations TIM collaborates with as ideal partners for implementing individual initiatives, are selected on the basis of the extent of their grass-roots presence as well as their experience and know-how in the management of social issues. As a result of these collaborative efforts, TIM is directly involved in the conception, design and implementation of specific initiatives, setting TIM apart from other corporations in terms of operating procedures and corporate strategy in the field of social responsibility.

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As a result of the Company’s underlying policy to focus resources dedicated to community involvement on concrete projects, with a view to highlighting corporate participation and the value system on which its core business culture is based, outreach campaigns in support of community-related initiatives have been implemented primarily through the Company’s own communications channels (magazines, Internet and Intranet sites, distribution of informational material through the Company’s dealers, etc.).

The Company’s website features a link “TIM ed il Sociale” [“TIM and the Community”] (www.tim.it—TIM & Press), that provides detailed information on the social initiatives underway and the various ways in which stakeholders (employees, customers, etc.) can participate. Activities in favor of sustainability promoted by TIM Group companies, focus on projects that reflect the local realities in which each company operates.

Activities in 2003

The main projects implemented by the TIM Group in 2003 in each of the categories of the LBG model, are described below.

Charitable gifts

The disabled

The European Commission proclaimed 2003 “The European Year of the Disabled”. Together with volunteer organisations, TIM supported the Ministry of Welfare in organizing institutional activities during the six month term of Italian Presidency of the EU, by introducing specific services targeted at physically challenged customers, such as the “accessible site” and the “card for the blind”. As part of the initiatives targeted at improving the integration of the disabled in day-to-day life, TIM implemented the nation-wide project “Obiettivo Barriere” (“Objective: Barriers”) together with Cittadinanzattiva, with a view to eliminating architectural barriers that hinder access to the physically disabled, as well as the “Handy Bank” project, together with Fondazione Culturale Responsabilità Etica (the Cultural Foundation for Ethical Responsibility), that provided training courses aimed at improving the access of the disabled to banking services.

Children and youth

As a result of its global calling, the TIM Group is involved in initiatives aimed at promoting youth training and development, not only in Italy, but also in developing countries, especially in Latin America and Southern Africa, through collaboration with UN agencies (World Food Program) and associations with a consolidated international presence, primarily in support of children’s basic rights for food, literacy, emergency health services and protection against child labor. In particular, the project “Doniamo la luna ai bambini del Brasile” (“Let’s give Brazilian children the moon”) implemented with the Save the Children fund involves a literacy and health education program focusing on the north-eastern Brazilian states of Bahia and Pernambuco, while the project “Farmaci essenziali” (“Essential Drugs”) launched in collaboration with Doctors Without Borders, aimed at bringing life-saving drugs and basic medicines to the poorest areas of the planet.

Through the Archè project “Belli come il sole”, the Company supports the “Settimane Arcobaleno” (Rainbow Weeks) initiative aimed at organizing summer holidays for HIV-positive and AIDS-afflicted children.

The Company’s efforts also extended to Eastern European countries: in collaboration with the “Bambini in emergenza” association headed by the journalist Mino Damato, TIM contributed to the extension of the Sigureni centre, 40 km from Bucarest. During his visit to Romania, the Italian President of the Republic, Ciampi visited the centre and expressed his appreciation of the commitment of Italian companies to solidarity initiatives.

Senior Citizens

The “Pony della solidarietà” (Solidarity Ponies) project involved setting up a solidarity network of volunteers (ponies) connected by cell phone to a centre that receives calls for assistance from senior citizens through a dedicated number. The centre channels the calls to the volunteers who then provide the required assistance services.

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TIM implemented this project with the collaboration of the Social Policy Departments of the municipalities of the various Italian cities in which the Company has its offices (Bologna, Milan, Naples, Rome, Palermo, Turin) as well as with the collaboration of the volunteer organizations that directly provide the assistance services. Just during the summer, the centre received about 35,000 requests for assistance.

Combating crime and corruption

Since 1996, TIM has been collaborating with Libera, the volunteer association headed by Don Luigi Ciotti, that aims at coordinating and increasing the commitment of civil society for fighting all forms of crime and corruption. TIM supports the association through the “Libera Project” that comprises a series of initiatives aimed at creating jobs in the agriculture and food processing industry, by using lands confiscated to the Mafia, while at the same time enhancing cultural promotion through professional training and other courses aimed at increasing citizen rights awareness.

Medical research

TIM’s community involvement also includes support to Research Institutions through donations, technological contributions and services aimed at promoting outreach and sensitization campaigns, especially with regard to serious diseases that are common in Italy. The Company’s commitment in this sector covers various fields of medical and scientific research. TIM’s participated in projects aimed at disease prevention and enhancement of therapies aimed at assisting patients in their own homes, promoted by the Gigi Ghirotti Foundation, chaired by Prof. Veronesi, the Bambin Gesù Hospital and the Multiple Sclerosis Association chaired by the Nobel Prize Winner Levi Montalcini, as well as in activities linked to the study of early diagnosis in the ophthalmic sector, carried out by the Gian Battista Bietti Foundation.

TIM Brazil: “Brasile senza fame” [Brazil without Hunger] and “Natale senza fame” [Christmas without Hunger]

These are solidarity projects aimed at fighting hunger and poverty and at promoting wellbeing, implemented by the Non-governmental Organization “Ação da Cidadania”, to which the Company’s Brazilian subsidiaries made significant contributions both in cash and in kind.

Investments in the Community

The Environment

As part of its commitment towards the stakeholder Environment, TIM participated in the “Banca del Clima” [Climate Bank] project promoted by Cittadinanzattiva and WWF for the reduction of green-house gas emissions into the atmosphere that are the main causes of climate change. Together with Legambiente, TIM implemented the project “Campagna SalvaItalia” [Save Italy Campaign] aimed at recovering deteriorated sites and landscapes and returning these to the community.

“Ecomondo”, the monthly magazine set up in collaboration between the WWF and the nonprofit weekly “Vita”, dedicated a long editorial to TIM, describing the Company’s corporate processes and sustainability initiatives in the field of environmental protection and social development.

Fund raising

TIM used its corporate communications channels (magazines, Internet and Intranet websites, distribution of brochures and informational material through TIM dealers) for supporting several initiatives aimed at raising funds for no-profit organizations, to further enhance TIM’s direct donations.

TIM also set up a SMS solidarity hotline to allow its employees and customers to take part in solidarity projects. Thanks to these hotlines, Company employees and customers were for instance able to access and take part in the outreach and sensitivity campaign launched in favor of the World Food Program.

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In these cases, employees and customers can make direct donations to the organization involved in the initiative by sending an SMS message of the value of 1 euro. Significant results were also obtained through Telethon, by far the most important of these initiatives (also implemented by certain subsidiaries) that entails the involvement of other operators/competitors on the same number.

TIM Brasil

Little Ambassadors of Peace San Paulo

The goal of the program is to enable children (between the ages of 7 and 15, who attend schools located in the poorer areas of San Paulo) access to an alternative learning method aimed at improving their educational opportunities and social integration. The “TIM e Musica” project uses a music teaching program to stimulate children’s awareness of issues such as peace and respect of human rights.

The project has also been extended to children in the cities of Belem, Porto Alegre, Recife and Salvador.

The Alpha 100 Program

The program, covering 60,000 Brazilians and implemented under coordination of local authorities, aims at fighting illiteracy in the State of Acre (one of the poorest in Brazil, located to the North).

TIM Perù

Social Cooperation

TIM is involved, together with no-profit organizations, in social cooperation initiatives targeted primarily at rural communities.

Stet Hellas

Donations of IT equipment to schools

The program involves the replacement of personal computers in primary and secondary schools and “remote learning” projects targeted at poorer areas, and was launched in 2001 in the Prefecture of Evros and in 2002 in the Dodecanese Islands. The project is intended to continue on an annual basis, in line with the same underlying philosophy.

Awards to recent University Graduates and Undergraduates

Since 2002, Stet Hellas has granted awards and/or job opportunities to Greek students who have distinguished themselves through their graduate studies and thesis. The project is intended to continue on an annual basis, in line with the same underlying philosophy.

Discounts on SMS messaging services to the deaf and other charitable initiatives targeting children

Stet Hellas assists no-profit organizations such as “Children Smile” and “Make a Wish”, and participates in the consultative process launched by the Greek Transport and Telecommunications Ministry for the “Telecom Services for People in Need” project.

Initiatives for the Community

Monitoring of the electromagnetic

TIM has always paid special attention to activities aimed at constantly monitoring the electromagnetic emissions generated by its plants, and at strictly complying with the limits imposed under applicable regulations. These activities are carried out in-house through a procedure aimed at ensuring compliance with emission limits, during both installation and operation activities.

In order to ensure the transparency of these processes, TIM has closely collaborated for the implementation of the National Monitoring Network, promoted by the Ministry of

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Communications through the Ugo Bordoni Foundation (set up as a public law entity in 2000). These activities are aimed at ensuring the control and oversight of its plants, through regular and/or ongoing monitoring. Checks are carried out through the Regional Environmental Agencies (ARPA) that collaborate with the Ministry of Communications for implementing the project underway through the signing of specific memoranda of understanding.

The Foundation carries out research and provides consulting services in the fields of Communications and Information Technologies, at national and international level. The impartiality of the Foundation is guaranteed under a new Agreement with the Ministry of Communications, under which the Ministry is assigned a key role for defining the Foundation’s programs.

Furthermore, TIM and Legambiente signed a Memorandum of Understanding that provides for guarantees of transparency and safety with regard to new plants as well as inspections aimed at checking compliance with standards designed to improve environmental impact and emissions of electromagnetic waves.

Apogeo (Antennas Procedures On Geographic Enhanced Orientation)

This is an operating procedure (patented by TIM) for determining the georeferences (latitude, longitude and altitude above sea level) of the Radio Base Stations, and take precision readings of the tilt, azimuth and height of the antennae.

For further details, see paragraph “Electromagnetic Emissions” under the stakeholder “ENVIRONMENT”.

Innovative services for social growth

Health-related services

Within the context of the development of health-related services, and in keeping with the concept of wellbeing taken in the broad sense, TIM contributed to a research project involving an analysis of the development of social phenomena linked to the ageing population of over 50s, with a view to identifying the services that – using the mobility offered by wireless telecommunications –could promote prevention policies so as to safeguard health and foster wellbeing. The study was carried out in collaboration with MIT (Massachusetts Institute of Technology) and involves the analysis of market segmentation, the pinpointing of mobility services subjected to increasing demand in support of public health and an examination of the applications currently available on the market, as well as the development of the new business models required to successfully implement services specifically designed for the Ageing Society.

Development of TIMPLAN 2003

This project (TIMPLAN software) is aimed at the planning and design of wireless cellular networks and second and third generation UMTS. The software optimizes service quality and reduces the environmental impact of electromagnetic emissions.

For further information, see paragraph “Environmental Research” under the heading Stakeholder “ENVIRONMENT”.

2G/3G (second and third generation) wireless systems: measures and protection

The many activities that the project entails, include the tests for characterizing transmission systems, the design of hardware/software for assessing and forecasting the electromagnetic waves emitted by Radio Stations.

For further information, see paragraph “Environmental Research” under the heading Stakeholder “ENVIRONMENT”.

Mobile telephony services.

These projects focused primarily on the following activities:

•	the innovation and development of value added services (VAS);

•	the monitoring of new mobile handsets and related operating systems (Java, Symbian).

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RESEARCH AND DEVELOPMENT

During financial year 2003, the R&D activities of the TIM Group were conducted mainly by TI Lab.

The activities involved studies and experimentation in the field of mobile communications, the Internet and wireless access techniques.

Specifically, the subject areas in which the researchers focused their attention were:

•	evolution of mobile radio architectures and technologies, UMTS system and services, and field tests;

•	IP and GPRS services;

•	wireless office and W-LAN solutions;

•	network planning, sizing and operating instruments;

•	quality checks and applications for mobile phones;

•	value-added services (VAS);

•	environmental and biological impact of mobile radio systems and handsets.

The aggregate research and development costs borne by TIM in 2003 amounted to approximately Euro 47 million.

HUMAN RESOURCES

TIM Group

Staff as of 12.31.2002	Staff as of 12.31.2003	Change	Increase

18,702	18,888	186		1%

As of December 31, 2003, the TIM Group had a staff of 18,888 employees, an increase of 1% compared to the previous year.

This increase is due to the growth in the human resources of foreign subsidiaries (+5%) counterbalanced by a decrease in staff at TIM Italia (-2.3%). With regard to foreign subsidiaries, it must be pointed out that the TIM Group companies in Brazil increased their human resources by over 9%.

TIM promotes career and development opportunities, even on international basis, within the Group.

TIM S.p.A.

Staff as of 12.31.2002	Staff as of 12.31.2003	Change	Increase	Hires	Departures	Transfer to other companies of the TI
10,261	10,023	(238)	(2%)	316	267	(287)

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The two graphics below show the breakdown of human resources by age and professional category:

TIM prefers the online channel to receive résumés and offers from prospective employees and collaborators. Interested parties are invited to forward their résumés through the “TIM ti cerca” (“TIM wants you”) (the routing is: “TIM e Stampa” (TIM and the Press” - the “TIM ti cerca” link is displayed to the left of the screen). After a certain period of time during which the résumés received are accessible only to TIM, they are forwarded to a larger database (recruitment - click work) accessible to all Telecom Italia Group companies.

The number of résumés received through the TIM website has increased in recent years, especially since young people have begun to prefer sending job applications online.

Training

A description of the main initiatives implemented by TIM Italia in 2003, is provided below.

Take Five Project

The initiative involves the Human Resources and Network Departments and aims at providing for greater independence and autonomy in terms of Specialist Network Training. The project requires the setting up of a pool of “in-house teaching staff” that collaborate with TILS and TILAB for the planning and implementation of highly technical courses. Expected benefits include a drop in training costs, the internalization of high-quality know-how, the enhancement of Network human resources and higher profits in terms of TILS.

Leadership and Strategy Laboratory

This project is aimed at extending and enhancing the skills acquired through the Managerial Training cycle implemented over the last three years, and features guided meetings with various leaders in a wide range of fields, as well as hands-on activities that allow participants to improve and reinforce their management skills in terms of handling changing strategies in a business context.

Economics on line

This e-learning programme that could potentially involve about 1000 employees serving in various corporate departments, aims at allowing participants to become familiar with the basic concepts of Business Economics. The program is divided into three levels of increasing difficulty. The metaphors used include mountain climbing and the goose game (similar to snakes and ladders).

Key People

2003 saw the development of a staff rating and assessment process allowing for the pinpointing, on an annual basis, of those employees to be targeted by specific caring initiatives such as personalised development, training and incentive programs.

In 2003, the staff base subject to rating for pinpointing special talents was increased by 32%.

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I Know - TIM University Program

TIM continues to invest and reinforce its commitment in the academic world. In 2003, the Company entered into new partnerships with the best Italian and international universities and research centers with a view to sharing know-how with young graduates who are just entering the job market. Apart from offering scholarships and internships, the Company also sends its high-level executives and managers to conduct post-graduate master courses, workshops and seminars directly designed by TIM. One of the most recent additions to TIM’s partners in the I Know - TIM University Program is the Boston-based MIT through which the Company hopes to implement and design new systems and methods to be applied in the context of Universal Network, as well as innovative technologies and services for business applications.

Industrial relations

Union relations:

Part-time Work

Apart from allowing the re-organization of structures providing after-sales services to business customers, the national labor union agreement of June 18, 2003, also set forth conditions particularly favorable to working mothers of pre-school age toddlers.

Under the terms of the new agreement, these working mothers are not only allowed priority for applying for part-time work (even for a fixed term), but are also eligible for more convenient shifts in order to allow them to better reconcile their work duties with their family commitments.

Staff mobility

In line with the Parent Company’s commitments and guidelines, the Labor Union agreement of July 24, 2003, introduced, for the first time within TIM, the staff mobility procedure pursuant to Law No. 223/91. A total of 38 employees voluntarily applied for mobility under this procedure.

Social Policies

Initiatives in favor of TIM Italia employees include (the figures in brackets indicate the most significant contributions made by TIM in 2003):

•	the Association for Supplementary Health Care for Telecom Italia staff that provides support to association members in the case of health-related needs (Euro 1,023 thousand);

•	the Telemaco Additional Provident Fund (Fondo di Previdenza Complementare Telemaco) set up pursuant to agreements reached with labor unions in 1998, to provide telecommunications workers who opt for the plan, additional pension benefits over and above their entitlements under the state-sponsored retirement scheme. At present, 58% of the Company’s workers have opted for the plan (Euro 1,372 thousand, in terms of contributions paid by TIM);

•	the shuttle service that links public transport lines (subway and railway stations) to the inconveniently located TIM facilities in Rome and Padua (Euro 700 thousand);

•	special discounts for employees of the Rome facilities, on annual ATAC Metrebus passes;

•	CRALT (The Company’s Recreational Club for Telecommunications Employees)(Euro 427 thousand) aimed at promoting and implementing activities targeted at enhancing leisure, social and cultural activities of all sorts, amongst club members;

•	service agencies, or a free-of-charge offices that employees may use for any day-to-day tasks (from paying bills to applying for documents and certificates, from handling administrative formalities through to the delivery of the required documents). The service is available for one hour, twice a week;

•	child delivery preparation courses, and the “TIM Mamma e Papà” project, aimed at harmonizing professional and private life, with special emphasis on child care.

Special leave for participating to child delivery preparation and child care courses is available during the early years of the child’s life (1-8 years).

Under the “TIM Mamma e Papà” project the so-called “time current account” previously available to working mothers with a view to enabling them to flexibly managing their working hours during the year in line with Company requirements, has been extended also to fathers

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working with the Company. In 2003, 2,714 mothers and 1,383 fathers working with the Company took advantage of this facility.

Several TIM Group companies have launched some of the aforesaid initiatives.

Initiatives targeted at the children of TIM Italia employees

Still in 2003, the Company participated to these initiatives, promoted by the Telecom Italia Group. The initiatives included:

•	Summer holidays organized for children between the ages of 6 and 12;

•	A full academic year’s attendance of school (from July/August 2004 through to July 2005), at a state secondary high school in certain overseas countries (Belgium, Finland, Germany, the UK, Iceland, Norway, the Netherlands, Sweden, and the USA), for children born in 1987 an 1988;

•	Tax refund for enrolling the first year of university, in favor of high school students graduating with a mark of at least 90/100;

•	The “Digital Age” (e-Learning) project that allows youngsters between 15 and 18 to certify their knowledge of English at European level by acquiring the “European Computer License” and use the relevant educational credits within the school system;

•	Working Mother’s (and Father’s) Day, targeted at making children up to 12 become familiar with their parents’ workplace.

Solidarity Initiatives

In 2003, in order to extend the Company’s solidarity culture and respond to certain actual needs within the realities in which TIM operates also at international level, the Company and its employees continued to support several projects (more widely illustrated under stakeholder “COMMUNITY”):

•	“Belli come il Sole” (As Beautiful as the Sun”) promoted by the Archè Association in favor of HIV-positive and AIDS-afflicted children. TIM employees donated Euro 25 thousand to which the Company responded with a further donation euro for euro (resulting in a total donation of Euro 50 thousand).

•	“Doniamo la luna ai bambini del Brasile” (Let’s give Brazilian children the moon”) promoted by the Save the Children fund. TIM employees donated Euro 13.5 thousand to which the Company responded with a further donation euro for euro (resulting in a total donation of Euro 27 thousand).

TIM also took part in the Volunteer Blood Donor Days with widespread involvement by Company employees both in Italy and in some foreign subsidiaries.

Organization

In 2003, TIM Italia’s macro-structural layout was re-organized with the setting up of the Strategy Office placed in charge of developing value proposition models for the medium to long term, and the explanation of Marketing activities. Side by side, the Network department was restructured in order to allow the gradual integration of activities pertaining to the transport network and switching components. Furthermore, in order to fine tune the Company’s organizational structure in the light of developments in terms of competition, the Regulatory Affairs, Legal and Corporate Affairs, and Security departments were also overhauled.

In line with the decision to focus the Company’s corporate system on core competencies, Facility Management activities were outsourced (to Emsa Servizi S.p.A., involving 159 employees).

All the changes have always been in line with the logic of managing Professional Families as well as the model adopted by the Telecom Group.

Health and Safety

The Policy

In response to the emerging need to place greater emphasis on safety and health in workplaces and as part of its corporate policy, the TIM Group has laid down “guiding principles” that may be summarized as follows:

•	constant risk assessment;

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•	ongoing monitoring;

•	strict compliance with all applicable technical and statutory provisions;

•	the development and implementation of a Health and Safety Management System;

•	the spreading of a culture of safety through specifically targeted training and information programs;

•	the responsibilisation of the entire organization in the management of health and safety issues;

•	the promotion of the development of technologies that constantly reduce impact on health and safety.

Safety Management System

The Company’s Safety Management System was granted BSI OHSAS 18001 certification on January 31, 2003 in the Triveneto area. TIM thus became the first Italian wireless carrier as well as the first Italian telecommunications company to obtain such certification. In 2003, the safety management system was extended to Lombardy. TIM’s current objective is to extend the certification to all its operations throughout Italy.

Training

In 2003, fully aware that training and information are essential for promoting accident prevention in workplaces, the TIM Group implemented an important – basic and specialist – training program targeted at the Company’s staff.

The most noteworthy efforts towards training in this field, pertained to:

•	“Guida Sicura” (Safe Driving) targeted at sales staff and personnel serving at the Network Department (employees using remote workstations) who are provided with a company car, with a view to increasing awareness and preparedness of those workers whose job descriptions entail intense use of their cars;

•	Italian law No. 626/96 targeted at all new employees.

The TIM Group’s safety training initiatives required a time commitment of 20,000 hours (including 14,200 in Italy with the involved of 2,000 employees) and cost the Company Euro 507 thousand (including Euro 483 thousand in Italy).

Health

In 2003, TIM Italia carried out an intense health oversight campaign involving 2,982 employees (overall cost Euro 290 thousand).

Furthermore, as of May 31, 2003, TIM has become a No-Smoking company. The nation-wide campaign was implemented through a series of outreach and awareness-building initiatives, including specific courses for quitting smoking targeted at the employees concerned and organized together with the Italian League for the Fight against Tumours (Lega Italiana Lotta contro i Tumori).

Accidents on the job sites

The constant attention paid to safety and health in workplaces is demonstrated by the low accident rate throughout the TIM Group.

While the number of accidents has remained stable in absolute terms, in recent years there has been a drop in professional accidents.

The most significant data for TIM Italia are provided below:

Indicators	2003
Total accidents	201	(*)
Index of severity	0.27
Index of frequency	13.5
Worker accident rate (%)	2.0
Mean duration (in days)	173.2
Index of non-productivity	2.35

(*)	of which 140 while traveling to the office

In 2003, the Company’s subsidiaries registered 31 accidents, nearly all of which were minor.

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STOCK OPTION PLANS

Extraordinary Shareholders’ Meeting of December 18, 1998 and Relevant Stock Option Plans

With the aim of adopting a mechanism for motivating executives who play a strategic role in the Company and maintain their loyalty, the Extraordinary Shareholders’ Meeting of December 18, 1998 (“Shareholders’ Meeting 1998”), approved a Stock Option plan linked to the pursuit of certain objectives pertaining to Company performance. For this reason, and pursuant to section 2443(2) of the Italian Civil Code, the said Shareholders’ Meeting awarded Company Directors the right to increase the Company’s share capital, against payment, in one or more installments, but without option rights within the meaning of the combined provisions of section 2441, last paragraph, of the Italian Civil Code and article 134(2) and (3) of Legislative Decree No. 58/98, up to a maximum ceiling of euro 2,000,000 and therefore, through the issue of a maximum of 40,000,000 ordinary shares of a par value of 5 euro cents each (such par value having been later amended by the Extraordinary Shareholders’ Meeting of June 15, 1999 that also resolved, inter alia, the conversion of the Company’s share capital into euro).

Pursuant to the mandate received from the Shareholders’ Meeting, the Board of Directors approved the Stock Option Plan for the year 1999 (1999 Plan) during its meeting of May 6, 1999, and the Stock Option Plan for the years 2000-2002 (2000-2002 Plan) during its meeting of December 22, 1999. The 2000-2002 Plan consists of annual options issues over three consecutive years.

The options are distributed to individual persons and are not transferable inter vivos.

They confer the right to acquire one TIM ordinary share for each option exercised upon the certified achievement of the market objective on the basis of which the option may be exercised.

The methods and terms of the exercise are established in the Regulations and by the Board of Directors.

In partial performance of the aforesaid Resolution passed by the Shareholders’ Meeting, on April 12, 2000, the Board of Directors, in keeping the previous resolutions pertaining to the launching of the aforesaid Stock Option Plans (1999 Plan and 2000-2002 Plan), resolved to increase the Company’s share capital by a par value of Euro 1,098, 175, through the issue of 21,963,500 ordinary shares of a par value of 5 euro cents each, including 753,500 shares at the exercise price of Euro 5.65 each (under the 1999 Plan) and 21,210,000 shares at the exercise price of euro 6.42 each (under the 2000-2002 Plan).

In the period from May 15 to June 2, 2000, all options attributable to the 1999 Plan and the first cycle of the 2000-2002 Plan were exercised and this was followed by the issue of the shares to cover them.

The aforesaid resolution passed by the Shareholders’ Meeting of December 18, 1998, was later amended and in part revoked by the resolution passed by the Extraordinary Shareholders’ Meeting of October 10, 2000 (“Shareholders’ Meeting 2000”), that, on the one hand, ratified the deeds, actions and things undertaken in performance of the previous resolution, and on the other, authorized the Board of Directors to issue the remaining 14,139,985 options covering the second and third annual cycles of the same 2000-2002 Plan, at the par value of 6 euro cents each (the par value having, in the meanwhile, been raised to such amount by the said Shareholders’ Meeting to cover the free-of-charge capital increase resolved by the same Shareholders’ Meeting), and therefore, entailing an increase in the par value of the Company’s share capital of Euro 848,399.10.

Should the capital increase not be fully paid in by December 31, 2008 (the term was initially set at December 31, 2005 and was then extended by the meeting of the Board of Directors held on November 6, 2002), the share capital will be increased by an amount equal to the amount subscribed by that date.

Extraordinary Shareholders’ Meeting of October 10, 2000 and Relevant Stock Option Plans

In order to extend new incentive and loyalty-building programs also to non-management staff, the Shareholders’ Meeting 2000 partially withdrew the mandate conferred to the Board of Directors by the Shareholders’ Meeting 1998, concerning the remaining non-exercised part,

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and also conferred a new mandate covering a five-year period to implement a paid-in capital increase covered by the issue of ordinary shares, in one or more lots, to be offered to managers and employees performing key functions in the Company, with the exclusion of option rights pursuant to the combined effects of Art. 2441, final paragraph of the Italian Civil Code and Art. 134, second and third paragraphs of Legislative Decree No. 58/98, for a maximum of Euro 4,920,000 through the issue of a maximum 82,000,000 ordinary shares at a nominal value of Euro 0.06 each.

Lastly, in its meeting on November 6, 2002 the Board of Directors moved to increase the share capital, in several lots, for the purposes of the stock option plans listed below, started up previously with specific resolutions passed by the Board, as explained in detail here below.

Specifically:

•	a paid increase for the purposes of the 2001-2003 Plans for the maximum nominal amount of Euro 84,600 and a premium of Euro 12,141,510, through the issue of a maximum of 1,410,000 new ordinary shares at nominal Euro 0.06, cum coupon, with a premium of Euro 8.611 per share and thus for an aggregate price of Euro 8.671 per share;

•	a paid increase for the purposes of the 2001-2003 Plans for the maximum nominal amount of Euro 33,120 and a premium of Euro 4,121,232, through the issue of a maximum of 552,000 new ordinary shares at nominal Euro 0.06, cum coupon, with a premium of Euro 7.466 per share and thus for an aggregate price of Euro 7.526 per share;

•	a paid increase for the purposes of the 2002-2003 Plans for a nominal amount of Euro 1,497,300 and a premium of Euro 139,997,550, through the issue of 24,955,000 ordinary shares at nominal Euro 0.06, cum coupon, with a premium of Euro 5.61 per share and thus for an aggregate price of Euro 5.67 per share;

•	a paid increase for the purposes of the 2003-2005 Plans for the maximum nominal amount of Euro 2,909,520 and a premium of Euro 242,944,920, through the issue of a maximum of 48,492,000 new ordinary shares at nominal Euro 0.06, cum coupon, with a premium of Euro 5.01 per share and thus for an aggregate price of Euro 5.070 per share, as well as the subdivision of the increase for the above plans to match the three annual lots in the following proportions:

•	first lot of options (“2003 lot”) on 16,002,360 ordinary shares, exercisable no later than December 31, 2008;

•	second lot of options (“2004 lot”) on a maximum number of 16,002,360 ordinary shares, exercisable no later than December 31, 2009;

•	third lot of options (“2005 lot”) on 16,487,280 ordinary shares, exercisable no later than December 31, 2010.

2001-2003 Stock Option Plan

The Board of Directors’ Meeting of December 19, 2000 partially implemented the decision of the Shareholders’ Meeting 2000, approving two Stock Option Plans with the same characteristics, for the 2001-2003 period: one targeted at 183 executives and another targeted at 148 non-executive employees, with the assignment of a total number of 44,790,000 options (2001-2003 Plans). The options were distributed to individual persons and they are not transferable inter vivos. They confer the right to acquire one TIM ordinary share for each option exercised upon the certified achievement of the market objective on which basis the option may be exercised. The methods and terms of exercise are established in the relevant Regulations and by the Board of Directors. The option exercise price is euro 8.671, and was established, pursuant to the tax provisions mentioned in article 48(2)(g-bis) of the Italian Income Tax Consolidation Act (TUIR), on the basis of the arithmetical mean of the official prices of ordinary TIM shares as quoted on the online trading system managed by Borsa Italiana, in the month prior to the date of the stock option offering (January 23, 2001).

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Should the capital increase not be fully subscribed by December 31, 2005, share capital will be increased by an amount equal to the amount subscribed by that date.

2001-2003 supplementary plans

The Board of Directors’ Meeting of May 10, 2001 approved an additional stipulation to the 2001-2003 Plans consisting of a new attribution of options, implemented on May 15, in favor of both the original and new recipients of the 2001-2003 Plans.

The option exercise price for the new offer is euro 7.526, and was established, pursuant to the tax provisions mentioned in article 48(2)(g-bis) of the Italian Income Tax Consolidation Act (TUIR), on the basis of the arithmetical mean of the official prices of ordinary TIM shares as quoted on the online trading system managed by Borsa Italiana, in the month prior to the date of the stock option offering.

2002-2003 Stock Option Plan

In order to extend new incentive and loyalty-building programs also to non-management staff, on February 12, 2002, the Board of Directors partially implemented the above-mentioned decision of the Shareholders’ Meeting 2000 approving two Stock Option Plans for the 2002-2003 period: one initially targeted at 193 executives and another initially targeted at 173 non-executive employees, entailing the assignment of a total of about 25.5 million options (2002-2003 Plans). The options are distributed to individual persons and are not transferable inter vivos, and following the vesting period of approximately one year for the first lot (2002) and of approximately two years for the second lot (2003), they confer to beneficiaries the right to acquire one TIM ordinary share for each option exercised.

The methods and terms of exercise are established in the relevant Regulations and by the Board of Directors.

The option exercise price is euro 5.670, and was established, pursuant to the tax provisions mentioned in article 48(2)(g-bis) of the Italian Income Tax Consolidation Act (TUIR), on the basis of the arithmetical mean of the official prices of ordinary TIM shares as quoted on the online trading system managed by Borsa Italiana, in the month prior to the date of the stock option offering (February 12, 2002).

Should the capital increase not be fully subscribed by December 31, 2008, share capital will be increased by an amount equal to the amount subscribed by that date.

2003-2005 Stock Option Plan

Considering the ongoing negative cycle of the stock market and in order to extend new incentive and loyalty-building programs also to non-management staff, on May 6, 2002 the Board of Directors partially implemented the above-mentioned decision of the Shareholders’ Meeting 2000 approving two Stock Option Plans for the 2003-2005 period (2003-2005 Plan). At the aforesaid meeting, the Board of Directors approved the withdrawal, on a voluntary basis, of the previous 2001-2003 Plans and the 2001-2003 Supplementary Plans and therefore the related options (hereinafter referred to, on the overall, as “2001-2003 Options”). The offer was targeted at the holders of 2001-2003 Options employed with the company as at the date of the offer, as well as to new beneficiaries, with the consequent launching of new incentive programs aimed (i) to the same assignees of the aforesaid Stock Options still in service with the Company (“Original Assignees”) and (ii) other beneficiaries who meet the requirements for qualifying for the incentive program (“New Assignees”). With regard to the above 2003-2005 Plans, the Board of Directors has assigned a maximum of approximately 50,057,000 options, of which:

a)	a maximum about 48,142,000 options to the Original Assignees, which shall be effective as long as the 2001-2003 Options given to each of the Original Assignees is irrevocably, fully and unconditionally waived;

b)	a maximum of about 1,915,000 to the New Assignees.

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The 2003-2005 Plan is composed of three essentially equal annual lots that can be exercised respectively one, two and three years following their assignment (“vesting”). For each lot of options, there will be an ongoing exercise period of five years after the vesting elapses and therefore, the lots can be exercised until 2008, 2009 and 2010, respectively.

The options are distributed to individual persons and are not transferable inter vivos. After the vesting period, they confer to beneficiaries the right to acquire one TIM ordinary share for each option exercised.

The methods and terms of exercise are established in the relevant Regulations and by the Board of Directors.

The option exercise price is euro 5.070, and was established, pursuant to the tax provisions mentioned in article 48(2)(g-bis) of the Italian Income Tax Consolidation Act (TUIR), on the basis of the arithmetical mean of the official prices of ordinary TIM shares as quoted on the online trading system managed by Borsa Italiana, in the month prior to the date of the stock option offering (May 06, 2002).

The paragraphs below contain detailed information on the successive developments concerning the several stock option plans mentioned above.

1999 Stock Option Plan

The 1999 Stock Option Plan involved about 50 executives and expired on June 2, 2000, with the exercise of all the 753,500 options assigned and the consequent issue of a corresponding number of ordinary shares at the price of Euro 5.65 each.

2000-2002 Stock Option Plan

The 2000-2002 Stock Option Plan, subdivided into three annual cycles was subject to the achievement of minimum market target, evaluated on the basis of the Company’s performance in terms of EVA (Economic Value Added), net of financial investments, in the light of the minimum expectations reflected in the annual budgets for fiscal 1999, 2000 and 2001 respectively. On May 6, 2002, the Board of Directors authorized the exercise of matured options on an ongoing basis, but, obviously, for where otherwise specifically provided in the Regulations.

The first cycle of options, exercisable beginning in 2000 (company financial year 1999), was exercised in full from May 15 to June 2, 2000; consequently, 7,070,015 ordinary shares were issued, at a price of Euro 6.42 each. The second cycle of options, corresponding to the year 2001, was exercised in the amount of 357,668 ordinary shares at the issue price of euro 6.42 each. The third cycle of options, for 2002, became exercisable in 2002 and the relevant options have not been exercised.

Options may be exercised no later than December 31, 2008, after which date, the Company’s share capital shall be deemed to be increased by the subscriptions received.

2001-2003 Stock Option Plans

Both of the 2001-2003 Stock Option plans (managers and non-managers) are based on three yearly cycles (2001-2002-2003). In each year, about one-third of the total options assigned can be exercised.

The decision to exercise the options originally depended on the positive relative performance of the TIM ordinary share from the month prior to the options issue (November 2000) and the month prior to each option exercise cycle (November 2001, November 2002 and November 2003, respectively), compared to the European telecommunications stock index “D.J. Eurostoxx TLC” during the same period (market objective).

The exercise period for each cycle is set in December of each year and only those options for which the minimum market objective has been met can be exercised also in the months of March, June, September, and December of each year during the 2002-2005 period.

In the case in which the minimum market target is not met in respect of one or more annual lots during the term of the Plan, the said lots may be accumulated to the following annual lot.

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As pointed out above, the 2001-2003 Plan was partially absorbed by the following 2003-2005 Plan.

At present, 7 staff members continue to hold 1,190,000 options under the 2001-2003 Stock Option Plan.

2001-2003 Supplementary Plans

Given that this involves a subjective and/or quantitative additional stipulation to the 2001-2003 Plans, the relevant options have the same features and are subject to the same conditions as the previously assigned ones, the only difference being the offer date (May 15, 2001).

The Plan is divided into three annual lots (2001/2002/2003), for all of which the incentive parameter has been achieved, then verifying if the options are exercisable.

As pointed out above, the 2001-2003 Supplementary Plan was partially absorbed into the 2003-2005 Plan. At present, 7 staff members continue to hold 499,000 options under the 2001-2003 Stock Option Plan.

2003-2005 Stock Option Plans

Since nearly all eligible beneficiaries subscribed to the new TIM 2003-2005 Stock Option Plan, following waiver of the rights under the previous 2001-2003 Plans and the 2001-2003 Supplementary Plans, at the end of the offer a total of 46,497,000 options were assigned under the aforesaid Plans to a total of 315 beneficiaries, including 204 non-executive staff and 111 staff, net of those beneficiaries who either ceased to enjoy and/or failed to qualify for stock options. The first option lot, equivalent to 33% of the total assigned, became exercisable as of May 2003. The second lot, also equivalent to 33% of the total assigned options, will be exercisable as of May 2004. The third lot, equivalent to the remainder of the sum total of assigned options, can be exercised as of May 2005. As noted above, each lot can be exercised on a continuing basis for a period of five years after the original exercise date.

2003 ANNUAL REPORT	107

	Year 2003 1.1-12.31 Number of options	Exercise price (Euro)	Market price (Euro)	Year 2002 1.1-12.31 Number of options	Exercise price (Euro)	Market price (Euro)	Year 2001 1.1-12.31 Number of options	Exercise price (Euro)	Market price (Euro)	Year 2000 1.1-12.31 Number of options	Exercise price (Euro)	Market price (Euro)	Year 1999 1.1-12.31 Number of options	Exercise price (Euro)	Market price (Euro)
(1) Otions as of January 1, 2003
2000-2002 Stock Option Plan (a)	12,648,985	6.42	4.32	13,053,320	6.42	6.30	14,139,985	6.42	—	21,210,000	6.42	—	—	—	—
2001-2003 Stock Option Plan (b)	1,190,000	8.67	4.32	42,680,000	8.67	6.30	—	—	—	—	—	—	—	—	—
2001-2003 Supplementary Plan (c)	499,000	7.53	4.32	11,728,000	7.53	6.30	—	—	—	—	—	—	—	—	—
2002-2003 Stock Option Plan (d)	24,955,000	5.67	4.32	—	—	—	—	—	—	—	—	—	—	—	—
2003-2005 Stock Option Plan (e)	48,492,000	5.07	4.32	—	—	—	—	—	—	—	—	—	—	—	—
(2) Otions distributed during the year
2000-2002 Stock Option Plan (a)	—	—	—	—	—	—	—	—	—	—	—	—	21,210,000	6.42	10.65
2001-2003 Stock Option Plan (b)	—	—	—	—	—	—	44,790,000	8.67	8.31	—	—	—	—	—	—
2001-2003 Supplementary Plan (c)	—	—	—	—	—	—	12,047,000	7.53	7.33	—	—	—	—	—	—
2002-2003 Stock Option Plan (d)	—	—	—	25,495,000	5.67	4.92	—	—	—	—	—	—	—	—	—
2003-2005 Stock Option Plan (e)	—	—	—	50,057,000	5.07	4.42	—	—	—	—	—	—	—	—	—
(3) Otions exercised in the period
2000-2002 Stock Option Plan (a)	—	—	—	—	—	—	357,668	6.42	6.88	7,070,015	6.42	10.90	—
2001-2003 Stock Option Plan (b)	—	—	—	—	—	—	—	—	—	—	—	—	—
2001-2003 Supplementary Plan (c)	—	—	—	—	—	—	—	—	—	—	—	—	—
2002-2003 Stock Option Plan (d)	—	—	—	—	—	—	—	—	—	—	—	—
2003-2005 Stock Option Plan (e)	—	—	—	—	—	—	—	—	—	—	—	—
(4) Otions expired in the period
2000-2002 Stock Option Plan (a)	46,667	6.42		404,335	6.42		728,997	6.42		—	—		—
2001-2003 Stock Option Plan (b)	—	8.67		41,490,000	8.67		2,100,000	8.67		—	—		—
2001-2003 Supplementary Plan (c)	—	7.53		11,229,000	7.53		319,000	7.53		—	—		—
2002-2003 Stock Option Plan (d)	925,000	5.67		540,000	5.67		—	—		—	—		—
2003-2005 Stock Option Plan (e)	1,995,000	5.07		1,565,000	5.07		—	—		—	—
(5) Outstanding options at end of period [(1) + (2) - (3) - (4)]
2000-2002 Stock Option Plan (a)	12,602,318	6.42	4.32	12,648,985	6.42	4.33	13,053,320	6.42	6.30	14,139,985	6.42	8.56	21,210,000	6.42	10.96
2001-2003 Stock Option Plan (b)	1,190,000	8.67	4.32	1,190,000	8.67	4.33	42,690,000	8.67	6.30	—	—	—
2001-2003 Supplementary Plan (c)	499,000	7.53	4.32	499,000	7.53	4.33	11,728,000	7.53	6.30	—	—	—
2002-2003 Stock Option Plan (d)	24,030,000	5.67	4.32	24,955,000	5.67	4.33	—	—	—	—	—	—
2003-2005 Stock Option Plan (e)	46,497,000	5.07	4.32	48,492,000	5.07	4.33	—	—	—	—	—	—
(6) Of which: eligible for exercise at end of period
2000-2002 Stock Option Plan (a)	12,602,318	6.42		12,648,985	6.42		6,546,680	6.42		—	—		—
2001-2003 Stock Option Plan (b)	1,190,000	8.67		727,200	8.67		13,432,000	8.67		—	—		—
2001-2003 Supplementary Plan (c)	499,000	7.53		499,000	7.53		11,021,000	7.53		—	—		—
2002-2003 Stock Option Plan (d)	24,030,000	5.67		12,477,500	5.67		—	—		—	—
2003-2005 Stock Option Plan (e)	15,344,010	5.07		—	—		—	—		—	—

(a)	The Options were distributed to the beneficiaries on December 22, 1999.

(b)	The Options were distributed to the beneficiaries on January 23, 2001.

(c)	The Options were distributed to the beneficiaries on May 15,2001.

(d)	The Options were distributed to the beneficiaries on February 12, 2002.

(e)	The Options were distributed to the beneficiaries on May 6, 2002.

2003 ANNUAL REPORT	108

STOCK OPTION PLANS APPROVED BY THE COMPANY

		Rights assigned and not yet exercised at December 31, 2003
Stock Option Plans	Right exercisable in
Description of plans	Strike price	2003 and prev.	2004	2005	Total	Maximum duration of options
2000-2002 Stock Option Plan (a)	6.42	12,602,318			12,602,318	31.12.08
2001-2003 Stock Option Plan (b)	8.67	1,190,000			1,190,000	31.12.05
2001-2003 Integration Plan (c)	7.53	499,000			499,000	31.12.05
2002-2003 Stock Option Plan (d)	5.67	24,030,000			24,030,000	31.12.08
2003-2005 Stock Option Plan (e)	5.07	15,344,010	15,344,010	15,808,980	46,497,000	31.12.08/9/10

		53,665,328	15,344,010	15,808,980	84,818,318

2003 ANNUAL REPORT	109

CORPORATE GOVERNANCE

Foreword

As required in the Instructions to the Rules of the Markets organized and managed by Borsa Italiana S.p.A., the annual update on the Telecom Italia Mobile’s corporate governance system is provided below.

Adoption of the rules of corporate governance

In 2002, TIM implemented its own tools of corporate governance, especially through the adoption of practices and rules of conduct, formalized in specific codes and procedures (in particular: the Procedure for compliance with the obligations of providing information to the Board of Statutory Auditors, as per article 150 of Legislative Decree No. 58/98; the Rules of Conduct for effecting transactions with related parties; the Code of Conduct on insider dealing and the Group’s Code of Ethics).

The year 2003 saw, on the one hand, the approval of new governance documents such as the Company’s Self-Regulatory Code that replaced, with significant amendments, the previous Code adopted in July 2000, and the Procedure for the reporting of price sensitive information to the market, and on the other, the updating of certain documents and/or procedures already in force, with a view to bring the same in line with regulatory developments and recently adopted operating practices.

The Self-Regulatory Code lays down the regulatory framework applicable to the tasks and functioning of the Board of Directors of Telecom Italia Mobile S.p.A. In keeping with international best practice and the provisions of the Preda Code, the Self-Regulatory Code governs the role, powers and duties, composition, internal structure and functioning of the Board of Directors. It outlines the main features of the Internal Control System and lays down the general rules governing the management of price sensitive information, transactions with related parties and relationships with institutional investors and shareholders, referring to the relevant rules and procedures adopted by the Company in respect of specific issues.

The Procedure for notifying the market of price-sensitive information was approved by the Board of Directors in February 2003. It indicates the Company departments and structures involved in the process of preparing and circulating price-sensitive information, identifying for each phase the connected parties and responsibilities. It draws a distinction between the events that occur in the Company’s activities and those that occur in the sphere of activities of subsidiaries. Moreover, it specifically governs some of the most frequent events (meetings with the financial community, interviews with the press, etc.) that occur in the life of the Company and that can represent an occasion to circulate price-sensitive information to the market. The procedure also envisages the type of behavior to follow in the event of rumors or requests for information by parties responsible for supervising and managing the market.

Group procedure for the appointment of External Auditors

In the process for implementing the corporate governance system, the Telecom Italia Group has adopted a procedure for the appointment of External Auditors. This procedure not only meets Italian statutory requirements but also takes into account Telecom Italia’s obligations as a registered company within the meaning of Section 12 of the Securities Exchange Act of 1934, subject to US securities-related regulations, and in particular the Sarbanes-Oxley Act of 2002 and the instructions for compliance imparted by the Securities and Exchange Commission (SEC).

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Under the procedure, relationships with external auditors are subject to centralized management, with a view to avoiding the assignment of tasks that are not in keeping with the applicable Italian and US regulatory framework and that could compromise the auditors’ independence.

The procedure also regulates the engagement of External Auditors and persons (consulting firms, law firms) associated with the External Auditors on a continuous basis.

Telecom Italia has adopted the principle of employing the same External Auditors throughout the Group it heads; accordingly, the employment of different External Auditors must receive prior approval from the Parent Company.

Company organization

The Company’s corporate governance system is based on the central role played by the Board of Directors, transparency in decision making, the effectiveness of the internal control system and rigorous regulation of potential conflicts of interest.

Board of Directors Role

As per Art. 21 of TIM Bylaws, the Board of Directors has the widest powers of ordinary and extraordinary administration of the Company and may therefore carry out any and all acts it deems appropriate for attaining the corporate scope, with the sole exclusion of those attributed by law to the Ordinary Meeting of Shareholders.

As per Art. 3 of the Self-Regulatory Code, the Board of Directors has the general power of guidance and control with respect to the Company’s activities and the running of the business; in particular, the Board:

a)	examines and approves the strategic, operational and financial plans of the Company and the Group;

b)	analyzes and approves the annual budget of the Company and the Group;

c)	examines and approves the transactions – including investments and disinvestments – that, owing to their nature, strategic importance, size or consequent commitments, will have a major impact on the Company’s business;

d)	verifies the adequacy of the overall organizational and administrative structure of the Company and the Group;

e)	prepares and adopts the corporate governance rules for the Company and establishes the guidelines for the governance of the Group;

f)	constitutes the supervisory body referred to in Legislative Decree 231 dated June 8, 2001;

g)	assigns and revokes the delegated powers of Directors specifying the limits thereto, the manner of exercising them and the frequency (normally at least once a quarter) with which the delegated bodies must report to the Board on the activity performed in the exercise of the powers delegated to them;

h)	establishes the duties and powers of the General Manager, if appointed; i) makes the nominations for the positions of Chairman and Chief Executive Officer of the subsidiaries of strategic importance, except for the subsidiaries of listed subsidiaries;

j)	determines, after examining the proposals of the Remuneration Committee and consulting the Board of Statutory Auditors, the remuneration of the Chief Executive Officer and of the directors assigned special tasks and, where the shareholders’ meeting has not already done so, the division of the total remuneration payable to the individual Directors and the members of the Committees;

k)	supervises the general performance of operations, with special reference to conflicts of interest, taking into particular account the information received from the Chief Executive Officer and the Internal Control Committee, and periodically compares the results achieved with those planned;

l)	evaluates and approves the periodic financial reports provided for by current laws and regulations;

m)	exercises the other powers assigned to it by law and the Bylaws.

2003 ANNUAL REPORT	111

Composition and appointment

The composition of the Board of Directors conforms to the related recommendations contained in the Preda Code, and is aimed at ensuring, in terms of both number and authoritativeness, the presence of non-executive directors whose opinions carry significant weight in the decision-making process at the Board level, as well as a sufficient number of independent directors.

On December 14, 2001 the Ordinary Shareholders’ Meeting appointed the new Board of Directors. The Shareholders’ Meeting established that the Board would be composed of 13 members, setting the term of office for the 2001-2003 term or in any event, through the approval of the financial statements at December 31, 2003.

On April 14, 2003, the Ordinary Meeting of Shareholders established the number of Board members at 15 and appointed two new Board members.

As a matter of practice, the professional profiles of the individual candidates proposed for appointment to the Board are read out so as to allow the shareholders attending the relevant Ordinary Meeting of Shareholders to evaluate them before exercising their votes.

The curricula of the Board members Leonardo Caprio and Giuseppe Lucchini, appointed by the Ordinary Meeting of Shareholders of April 14, 2003, were lodged with the Company’s registered and secondary offices, and were published on the Company’s website.

The current Board of Directors is therefore made up of 15 Members, including the executive directors Carlo Buora, Chairman, Marco De Benedetti, Chief Executive Officer, Mauro Sentinelli, director with managing functions in the Company in his capacity of General Manager vested with powers; the non-executive directors Carlo Bertazzo, Lorenzo Caprio, Oscar Carlos Cristianci, Enzo Grilli, Attilio Leonardo Lentati, Gioacchino Paolo Maria Ligresti, Giuseppe Lucchini, Gaetano Miccichè, Gianni Mion, Enrico Parazzini, Paolo Savona and Rodolfo Zich, from amongst whom Lorenzo Caprio, Enzo Grilli, Attilio Leonardo Lentati, Gioacchino Paolo Maria Ligresti and Paolo Savona are independent directors.

Independent Directors

As foreseen by the Self-Regulatory Code of the Company, Members of the Board of Directors shall be deemed to be independent directors who:

a)	do not entertain, directly or indirectly or on behalf of third parties, nor have recently entertained business relationships with the Company, its subsidiaries, the Executive Directors or the shareholder or group of shareholders controlling the Company of a significance able to influence their autonomous judgment;

b)	neither own, directly or indirectly or on behalf of third parties, a quantity of shares enabling them to control the company or exercise a significant influence over it nor participate in shareholders’ agreements to control the Company or having clauses concerning the composition of the Board of Directors or its decisions;

c)	are not close relatives of executive directors of the Company or of persons in the aforesaid situations (that is: persons linked to the Group by significant economic relationships; shareholders or groups of shareholders that control or exercise considerable influence over the Company; parties to shareholders’ agreements for the control of the Company, or in any event, shareholders’ agreements featuring clauses focusing on the composition and resolutions of the Board of Directors).

The Board of Directors has evaluated the effective independence of the Board members Lorenzo Caprio, Enzo Grilli, Attilio Leonardo Lentati, Gioacchino Paolo Maria Ligresti and Paolo Savona, in light of their respective statements. Towards such end, account was taken of past employment relationships and office held as executive directors during the three financial years, while in the case of other economic relationships, only the last financial year was considered.

2003 ANNUAL REPORT	112

The offices held by Board members in other listed companies as well as in financial companies, banks, insurance companies or large corporations, are as follows:

Carlo Buora	Chairman	CEO of Telecom Italia S.p.A. and Pirelli & C. S.p.A.; Board Member of Pirelli & C. Real Estate S.p.A., RCS MediaGroup S.p.A., RAS S.p.A., Mediobanca S.p.A.

Gianni Mion	Deputy Chairman	CEO of Edizione Holding S.p.A. and Schemaventotto S.p.A.; Board Member of Telecom Italia S.p.A., Telecom Italia Media S.p.A., Benetton Group S.p.A., Autogrill S.p.A., 21 Investimenti S.p.A., Autostrade S.p.A., Banca Antonveneta S.p.A.

Marco De Benedetti	CEO	Board Member of Cofide S.p.A.

Carlo Bertazzo	Director	Board Member of Telecom Italia Media S.p.A. and Autostrade per l’Italia S.p.A.

Lorenzo Caprio	Director	Auditor of Commercial Union Insurance S.p.A., Commercial Union Previdenza S.p.A., Commercial Union Life S.p.A. and Commercial Union Assicurazioni S.p.A.

Oscar Carlos Cristianci	Director

Enzo Grilli	Director	Board Member of Generali S.p.A. and Impregilo S.p.A.

Attilio Leonardo Lentati	Director	Chairman of UniCredit Factoring S.p.A.; Deputy Vice Chairman of UBM - UniCredit Banca Mobiliare S.p.A.; Board Member of TradingLab Banca S.p.A.

Gioacchino Paolo Maria Ligresti	Director	Board Member of Fondiaria-Sai S.p.A., Milano Assicurazioni S.p.A., Premafin HP S.p.A., S.S. Lazio S.p.A., Melior Banca S.p.A., Alerion S.p.A.

Giuseppe Lucchini	Director	Chairman of Lucchini S.p.A.; Chairman and Member of the Control Committee of Ascometal S.A.; Deputy Chairman of Hopa S.p.A. Holding di Partecipazioni Aziendali; Board Member of Banca Lombarda e Piemontese S.p.A., GIM Generale Industrie Metallurgiche S.p.A. and RCS MediaGroup S.p.A

Gaetano Miccichè	Director	Chairman of Private Equity International S.A. and Synesis Finanziaria S.p.A.; Board Member of Italenergia Bis S.p.A., Edison S.p.A., 21 Investimenti S.p.A., Piaggio & C. S.p.A. and Banca Caboto S.p.A.

Enrico Parazzini	Director	CEO of Telecom Italia Media S.p.A.

Paolo Savona	Director	Chairman of Impregilo S.p.A.; Deputy Chairman of Aeroporti di Roma S.p.A.; Board Member of RCS Mediagroup S.p.A.

Mauro Sentinelli	Director and General Manager

Rodolfo Zich	Director

Pursuant to the Company’s Self-Regulatory Code, the power to confer delegated powers on Board members and to withdraw the same, lies with the Board of Directors that also establishes the limits and the procedures for the exercise of the said delegated powers, as well as the frequency, generally not exceeding three months, with which Board members invested with such powers are to report to the Board itself and to the Board of Statutory Auditors, in respect of the activities undertaken in exercise of the powers delegated to them. The Board also determines the powers and tasks attributed to the General Manager.

The Bylaws make no provision for an executive committee to be set up within the Board of Directors.

The powers granted by the Board of Directors to Chairman Carlo Buora, Deputy Chairman Gianni Mion and CEO Marco De Benedetti are summarized below:

•

The Chairman Carlo Buora is vested with powers to undertake any and all action pertaining to the Company’s business in all its forms save for certain exceptions regarding procedures and powers for making investments, the disposal of controlling or associative interests, or stakes in other companies or business segments, and the issue of guarantees. The Chairman is empowered to deal with any urgent matters lying within the Board’s province; report to the

2003 ANNUAL REPORT	113

Board of Statutory Auditors on operations and transactions – completed by TIM or its subsidiaries – which may result in a major impact on the Company’s economic, equity-related or financial position, with special reference being made to operations which may result in a potential conflict of interest; deal with the management of confidential information; and ensure the effectiveness and adequacy of the Internal Control System;

•	The Deputy Chairman Gianni Mion (appointed to such post on September 4, 2002, in replacement of Carlo Buora) is vested with the power to sign on behalf of the Company and to legally represent the Company before third parties and the courts, such powers being exercisable in the case of the Chairman’s absence or unavailability;

•	CEO Marco De Benedetti is vested with wide management powers with a unit amount not exceeding Euro 50 million per transaction, save for some procedural and authority-related restrictions and the issuing of guarantees.

The Chairman and the CEO are vested with powers of signature and power-of-attorney to represent the Company in dealings with third parties and in courts of law.

The Board of Directors has vested the General Manager Mauro Sentinelli with specific powers pertaining to business operations with a unit amount not exceeding Euro 25 million per transaction.

The Company has adopted a procedure formalizing the rules pertaining to the collection and reporting to the Board of Auditors and the Board of Directors, of detailed information and data pertaining to the Company’s business, with special emphasis on transactions that could have a significant impact on the Company’s net worth or economic and financial situation, transactions with related parties (including intergroup transactions) and atypical or unusual transactions. This procedure gives rise to the information fluxes through which Board members vested with specific powers periodically report to the Board of Directors and the Board of Statutory Auditors, on the activities undertaken – even through the structures of the Company and its subsidiaries – in exercise of their specific powers, including initiatives and projects launched, executive activities and developments in transactions already approved by the Board of Directors.

The system of delegated managerial powers conferred by the Company, is characterized by:

•	type of powers granted to proxies in accordance with the powers delegated to the Executive Directors;

•	close correlation between the powers delegated to each proxy and the effective operating requirements linked with the powers granted and the organizational structure;

•	establishment of a general limitation on the amount involved in exercising powers.

The powers that are granted are exercised also in observance of the principles and limits set forth by the Company’s Self-regulatory Code and are consistent with company policies and directives.

In the current system of proxies, steps were also taken to limit the powers granted to the proxy, the specific responsibilities assigned to him or her at the time these powers are granted, by envisaging in the power-of-attorney a specific reference to the position covered as part of TIM’s organizational structure.

Meetings

The Board of Directors meets periodically, at least once every quarter, and in any event whenever the Chairman deems fit in the interests of the Company. Board meetings may also be called at the behest of Board members and Statutory Auditors pursuant to law and the Company’s Bylaws.

In financial year 2003, 7 meetings of the Board of Directors were held, with the participation of 74% of the Board Members and a significant presence of Independent Directors (79%).

2003 ANNUAL REPORT	114

In November 2003, the Company informed the market of its calendar of corporate events for the year 2004, indicating the dates of Board meetings to approve the financial and economic information, and to examine the preliminary results at December 31, 2003 and June 30, 2004 and of the Ordinary Shareholders’ Meeting.

According to the calendar of corporate events for the year 2004, TIM intends to take advantage of the exemption envisaged by CONSOB regulation No. 11971/99 and thus did not draw up the quarterly report for the period of October-December 2003, moving up publication of the financial statements at December 31, 2003. Likewise, it will not draw up the quarterly report for the period of April-June 2004, as the first-half report will be available to the public by September 13, 2004.

Documents pertaining to the items placed on the agenda of Board meetings must be sent in a timely manner to all Board members so as to allow the same to be fully informed about the said items, when participating in the Board meeting.

Board meetings may be attended by Company officers or even outside parties, whenever such attendance may be necessary or useful in providing the Board specialist or expert advice with regard to the items on the agenda.

The Board of Directors reports to the Board of Statutory Auditors about the activities conducted, the most significant economic, financial and equity-related transactions, transactions involving potential conflicts of interest, and atypical or unusual transactions, according to the procedures and terms envisaged in the internal procedure for fulfilling the obligations to provide information as per Art. 150 of Legislative Decree No. 58/98, as detailed below in the section on the Board of Statutory Auditors.

Remuneration Committee

The Remuneration Committee, entrusted with investigative and consultative functions, is currently composed of independent and non-executive Directors Enzo Grilli (Chairman) and Attilio Leonardo Lentati, and Non-executive Director Rodolfo Zich.

In 2003, the Remuneration Committee assembled once in a meeting attended by all its members. In accordance with the provisions of the Company’s Self-Regulatory Code, the Committee makes recommendations to the Board in respect of the remuneration of Chief Executive Officers and Board members entrusted with specific tasks, generally ensuring that a part of the overall remuneration of the same are linked to Company’s and Group’s economic results as well as, if need be, to the attainment of specific pre-set targets. Based on the indications of the Director delegated for this purpose, the Committee also draws up proposals to determine the criteria for remunerating the Company’s top management and establish any stock option plans or the assignment of shares.

More detailed information on the stock option plans is listed in the section “SUSTAINABILITY” in the paragraph “Board and Shareholders’ Meeting resolutions concerning stock option plans”.

Directors’ remuneration

The overall remuneration due to Board members is determined by the Ordinary Meeting of Shareholders, and distributed amongst Board members pursuant to a Board resolution. The remuneration of all the Board members is published in a specific table in the Notes on the financial statements at December 31, 2003.

Internal Control System

The new Self-Regulatory Code of the Company outlines the main characteristics of the internal control system, as a process designed to ensure the efficiency of corporate and business management, the ability to know and verify this efficiency, the reliability of accounting and management data, observance of the laws and regulations, and the safeguarding of corporate integrity, also in order to prevent fraud that could damage the Company and financial markets.

2003 ANNUAL REPORT	115

The internal control system as defined by the Board of Directors is characterized by the following general principles:

a)	the operational powers are assigned with account taken of the nature, normal size and risks of the individual categories of operations; the scope of such powers are closely related to the tasks that are delegated;

b)	the organizational structures are configured so as to avoid overlapping of functions and the concentration in a single person, without an adequate process for granting authorizations, of activities that are critical or involve a high degree of risk;

c)	for each process provision is made for an adequate system of parameters and a related periodic flow of information for the measurement of its efficiency and effectiveness;

d)	the know-how and skills available within the organization are periodically analyzed in terms of consistency with the objectives assigned;

e)	operational processes are defined with provision made for the production of adequate documentation, so that they can be verified in terms of appropriateness, consistency and accountability;

f)	security mechanisms ensure adequate protection of the organization’s assets and access to data according to what is needed to perform the activities assigned;

g)	the risks associated with the achievement of objectives are identified and provision is made for their periodic monitoring and updating. Adverse events able to threaten the continuity of the organization’s operations are subject to special evaluation and the related defenses are strengthened;

h)	the internal control system is subject to continuous supervision with a view to periodic evaluations and continuous upgrading.

The Board of Directors lays down the guidelines for the internal control system and checks the proper functioning of the same with reference to corporate risk management, especially taking into account the fact that the Company is part of a corporate group.

The Director entrusted with such task defines the tools and procedures for the implementation of the internal control system, in keeping with the guidelines established by the Board of Directors, and ensures the overall effectiveness of the system and its concrete functioning, adapting the system to changes in operating conditions or in the applicable legal and regulatory framework.

In order to assess the proper functioning of the internal control system, the Board of Directors is seconded by the Internal Control Committee and a person specifically in charge of the internal control, who has an adequate degree of independence and is endowed with the resources needed for the performance of the function.

The party placed in charge of internal control, responsible for internal auditing, is the company Telecom Italia Audit, a consortium set up in February 2002 (and formerly known as In.Tel. Audit S.c.a.r.l.) that, following the merger of Telecom Italia into Olivetti, changed its company name to T.I. Audit S.c.a.r.l at the end of 2003. Telecom Italia and TIMedia are also members of the consortium that is in charge of the internal auditing activities of the Telecom Italia Group.

T.I. Audit is therefore in charge of assessing the effectiveness and efficiency of the internal control system as well as of recommending necessary or advisable corrective action that is then implemented by the various departments of the Company or Group Companies, each to the extent of its own sphere of competence.

The organizational solution adopted allows the party placed in charge of internal control to operate absolutely independently of the Company’s organizational structures, of which it is totally autonomous, reporting to the Director entrusted with such task, the Internal Control Committee and the Board of Statutory Auditors.

2003 ANNUAL REPORT	116

Organizational model in implementation of Legislative Decree 231/2001.

In the meeting held on May 5, 2003, the Board of Directors formally adopted the organizational model envisaged by Legislative Decree 231/2001 regarding the administrative responsibility of organizations for crimes committed by top management and the parties in charge of overseeing the latter.

The organizational model is made up of a series of control elements that, on the basis of the principles set forth in the Group’s Code of Ethics, focus situations at significant risk in terms of malfeasance (corruption, graft, misappropriation, undue enrichment, fraud against the State, etc.).

This project has specifically entailed detailed mapping of risks and verification of the adequacy of the current normative structure of the strict organizational systems already in place.

At the Board meeting of July 23, 2003, the Board of Directors determined that the Supervisory Body was to be a panel and appointed to sit on such panel Enrico Laghi, member of the Board of Statutory Auditors (Chairman of the Supervisory Body), Lorenzo Caprio, independent director and member of the Internal Control Committee as well as Giovanni Grossi, the person placed in charge of internal control (Director of TI Audit).

This composition ensures that this Body will include all the different professional skills that contribute to controlling corporate management, also fully affirming the autonomy required by law.

The Supervisory Body will remain in office until the approval of the financial statements at December 31, 2003. The Board of Directors has given the Supervisory Body the broadest powers required to ensure prompt and efficient supervision over the operation and observation of the organizational and management model adopted by the company, based on the provisions of Art. 6 of Legislative Decree 231/01.

Since its inception in 2003, the Supervisory Body met twice.

Internal Control Committee

As from May 5, 2003, the Internal Control Committee, a consultative body with a remit that includes the issue of recommendations, is made up solely of non-executive and independent directors, that is to say, Paolo Savona (Chairman), Lorenzo Caprio and Attilio Leonardo Lentati.

The current composition complies with the Preda Code – from which TIM’s Self-Regulatory Code is inspired, which stipulates that – for listed companies held by another listed company – the Committee must be composed exclusively of independent directors.

Committee meetings are attended by the Chairman of the Board of Statutory Auditors or another Auditor appointed by the former. In the case where the items on the agenda so warrant, the Internal Control Committee and the Board of Statutory Auditors meet in joint session. Apart from assisting the Board of Directors in drawing up guidelines for the internal control system and evaluating the same with reference to corporate risk management, the Committee:

•	assesses the work program prepared by the persons responsible for internal control and receives their periodic reports;

•	assesses, together with the Company’s managers responsible for administration and the external auditors, the appropriateness of the accounting standards adopted and their uniformity with a view to the preparation of the consolidated accounts;

•	assesses the proposals put forward by auditing firms to obtain the audit engagement, the work program for carrying out the audit and the results thereof as set out in the external auditors’ report and their letter of suggestions;

•	reports to the Board of Directors, at least on a half-year basis – on the occasion of the approval of the annual report and first-half annual report – in respect of its operations and the adequacy of the internal control system.

•	performs the other duties entrusted to it by the Board of Directors, particularly as regards relations with the External Auditors.

2003 ANNUAL REPORT	117

The Committee also monitors the observance and periodic update of the rules of corporate governance.

In performance of its assigned tasks, in 2003, the Committee examined and issued a favorable opinion in respect of the Procedure for reporting price sensitive information to the market, the Company’s new Self-Regulatory Code and the Organizational Model drawn up pursuant to Legislative Decree No. 231/2001, before the same were approved by the Board of Directors. The Committee checked and verified the auditing of the accounts for 2002, monitored the 2003 Audit Plan that involved, inter alia, certain overseas subsidiaries, and approved the 2004 Audit Plan.

The Committee examined the status of the CRSA Project (Control and Risk Self Assessment) method in order to integrate/improve the Internal Control System and support management in pinpointing realistic plans of action, for the goal of improving the profile of the risks that can be created for the Companies by a negative impact on (i) achieving objectives; (ii) safeguarding assets; (iii) ensuring the reliability and integrity of assets.

The completion of the design phase led to the setting up of the Steering Committee and workgroup, that was followed by the drawing up of the terms of reference and the planning of activities.

The Internal Control Committee met 6 times in 2003. All the committee members were present at all the aforesaid meetings.

Relations with Shareholders and Institutional Investors

In all its relationships with Shareholders and the Financial Community in general (inclusive of institutional and individual investors, financial analysts and the specialist trade press), TIM has always followed the principles of completeness, reliability, transparency and accessibility to information.

Completeness: consists in constantly updating information on business developments, strategic orientation and the value drivers underlying results, so as to provide a true and fair view of Company.

Reliability: is achieved by consistently meeting targets, year after year, in keeping with promises made.

Transparency: involves the responsibility towards stakeholders in respect of all the significant aspects of the Company (business results, strategic choices, etc.).

Accessibility to information: so as to provide an opportunity to dialogue directly with all those parties with which the Company would otherwise have to liaise through third parties.

In 2003, TIM continued to pursue its policy of openness by increasing the occasions for contact with the national and overseas financial community, through:

•	the organization of institutional events linked to the presentation of the Company’s annual and infra-annual reports (conference calls) and strategic policies (Annual Investor Day);

•	the promotion of meetings involving the main European and international markets (meetings with 315 institutions in 2003 – 217 in 2002 – including both shareholders – representing 34.1% of the Company’s floating capital – and potential investors);

•	participation in sector-specific conventions organized by major brokers (Morgan Stanley, UBS, Citigroup, Deutsche Bank, Merrill Lynch, Santander).

In 2003, financial reporting was also enhanced by the setting up of the Investor Relations website (www.investor.tim.it) that is increasingly consulted not only by financial analysts and institutional investors, but also by individual investors (361,000 hits at the end of 2003, an increase of 10.3% over 2002). The main new features brought to the site in 2003, include the financial newsletter, the Company’s structure, new interactive graphics showing the trends of

2003 ANNUAL REPORT	118

securities and the weight of the TIM security in major international indices, the rating of the security with reference to analysts and their downloadable studies (where authorized), feedback on the site, new services for the retail segment (market map and currency converter).

The quality of TIM’s financial reporting is acknowledged worldwide: Thomson-Extel’s 2003 survey ranked TIM 14th on the overall in Europe (1st in Italy) and 2nd in Europe in the wireless sector.

TIM has set up specific corporate structures dedicated to liaising with investors: the Investor Relations Department that focuses on relations with institutional investors; the Corporate Relations and Corporate Governance Department, focusing on relations with individual investors.

Corporate documents such as the Report on Corporate Governance, Notices to Shareholders, Bylaws, Meeting Regulations, the Self-Regulatory Code, Rules of conduct for effecting transactions with related parties, the Procedure for compliance with the obligations of providing information to the Board of Statutory Auditors as per article 150 of Legislative Decree No. 58/98, the Code of Conduct on Insider Dealing and the Group’s Code of Ethics are also published in the Corporate Governance section of the website www.investor.tim.it and are available to the public.

Code of Ethics of the Group

The Group’s Code of Ethics in agreement with the Code of Ethics of the Telecom Italia Group, is ideally located uphill of the entire corporate governance system, laying down, in programmatic terms, the corpus of ethical principles underlying all the conduct and actions of TIM and Group companies.

The Code indicates the objectives and values informing business activities, with reference to the main stakeholders with which the Company interacts on a daily basis.

TIM promoted the adoption of the Code of Ethics among all Group companies.

Rules of conduct for effecting transactions with related parties

In all its dealings with related parties, the Company must comply with the provisions of the “Rules of Conduct for Transactions with Related Parties”, a self-regulatory document adopted as far back as 2002, that cogently lays down the procedures to be followed in such circumstances. Based on these principles, the Board of Directors gives its prior approval of operations with related parties, including intragroup transactions, with the exception of typical or usual transactions to be conducted under standard conditions. The Board of Directors receives appropriate information on the nature of the relationship, how the transaction will be executed, the conditions – economic and otherwise – for conducting it, the evaluation procedure adopted, the interest and underlying motivations, and any risks for the Company. Moreover, if the relationship is with a Director or with a related party through a Director, the Director involved simply provides clarification and then leaves the Board meeting during resolutions.

Depending on the nature, value or other features of the transaction, the Board of Directors is assisted by one or more experts who express an opinion, as the case may be, on the economic conditions and/or lawfulness and/or technical aspects of the transaction, in order to ensure that the transaction is effected at congruous terms. The aforesaid experts are selected from among persons of recognized professional experience and competence in the matters concerned. Their independence and the absence of any conflict of interest will be carefully evaluated.

Confidential information

Procedure for reporting price sensitive information to the market

Transparency towards the holders of the financial instruments issued, and towards the market in general, together with propriety, clarity and the completeness of information, represent values that must be reflected in the conduct of the Company’s corporate bodies, management, and all parties who work for or collaborate with Telecom Italia Mobile and the Group.

2003 ANNUAL REPORT	119

Confidential information is managed by a director specifically entrusted with the task (the Chairman of the Board), on the basis of procedures for the internal handling and disclosure to third parties of documents and information concerning the Company, with specific reference to price-sensitive information.

Price sensitive information must be reported to the market in accordance with the rules contained in the Procedure for reporting price sensitive information to the market, approved by the Board of Directors in February 2003, and illustrated above.

Code of Conduct on Insider Dealing

The Telecom Italia Mobile’s Code of Conduct in respect of Insider Dealing that governs the disclosure obligations and rules of conduct applicable to trading in financial instruments carried out by “significant persons” and the related notices to be issued to the market, entered into force on January 1, 2003. TIM’s Code of Conduct on Insider Dealing includes several clauses that, with respect to the reference regulations of Borsa Italiana S.p.A., expand the obligations of providing information to the market. Therefore, information must also be provided on the following:

•	transactions involving listed financial instruments issued by parent companies (in addition to subsidiaries);

•	transactions that exceed the threshold of Euro 35,000 (to be periodically reported to the market) and Euro 80,000 (to be reported to the market immediately);

•	the exercise of stock options or option rights, as well as all transactions involving financial instruments issued by the listed company, its subsidiaries and parent companies, even if done under a contract for the management of a portfolio of investments on an individual basis, in which the customer waives the right to convey instructions.

In 2003, 6 notices were issued to the market regarding transactions carried out by “significant persons”, on financial instruments issued by TIM and its corporate parent Telecom Italia. The Code of Conduct includes a particularly rigorous system of sanctions that could entail proceedings before the Ordinary Meeting of Shareholders for the dismissal of Board members and Auditors who violate the Code.

Shareholder’s Meetings

The Ordinary Meeting of Shareholders held in April 2003: approved the financial statements for fiscal year 2002, raised the number of Board members from 13 to 15 and appointed Lorenzo Caprio and Giuseppe Lucchini as Board members.

The proceedings of the Ordinary Meeting and the dialogue with shareholders at the same, were conducted in compliance with the provisions contained in the “Meeting Regulations”, approved by the Ordinary Meeting of Shareholders on October 24, 2000, with a view to ensuring that the proceedings are more orderly and constructive.

Board of Statutory Auditors

The Board of Statutory Auditors was appointed by the Ordinary Shareholders’ Meeting of April 12, 2002. It will remain in office until approval of the financial statements at December 31, 2004. It is composed of three Statutory Auditors (Pietro Adonnino - Chairman, Enrico Laghi and Gianfranco Zanda) and two Alternate Auditors (Alfredo Malguzzi and Antonio Mastrapasqua).

2003 ANNUAL REPORT	120

The offices held by the Company’s current Statutory Auditors in other listed companies, are as follows:

Pietro Adonnino (Chairman)

Enrico Laghi (Statutory Auditor)	Board Member of Beni Stabili S.p.A.

Gianfranco Zanda (Statutory Auditor)	Statutory Auditor of Telecom Italia S.p.A.

The Board of Statutory Auditors is appointed pursuant to the provisions of article 24 of the Company’s Bylaws, under which shareholders that, on their own or together with other shareholders, hold on the overall shares in the Company representing at least 1% of the Company’s share capital bearing voting rights at Ordinary Meetings of Shareholders, are entitled to submit lists of candidates. Such lists must be filed with the Company’s registered offices at least ten days prior to the scheduled date of the relevant Ordinary Meeting of Shareholders. In its current composition, the Board of Statutory Auditors does not feature any auditor appointed from a list submitted by minority shareholders insofar as at the time of the appointment of the present Board of Statutory Auditors, only the majority shareholder submitted a list of prospective candidates.

In 2003, the Board of Statutory Auditors met 17 times.

The Chairman (or another Auditor designated by him) participated in all the meetings of the Internal Control Committee and that of the Remuneration Committee.

The Board of Statutory Auditors complied with all the duties assigned to the internal control body by Legislative Decree 58/98 (the Italian Finance Consolidation Act). It also met with the External Auditors to exchange information.

Procedure for compliance with the reporting requirements of article 150.1 of Legislative Decree No. 58/1998

In order to allow the Board of Statutory Auditors to avail of the widest possible range of information so as to efficiently discharge its oversight tasks, in 2002 the Board of Directors approved a specific procedure for compliance with the reporting obligations mentioned in article 150 of the Italian Finance Consolidation Act.

Under such procedures, the Chairman or the Chief Executive Officer, report to the Board of Directors and the Board of Statutory Auditors:

•	about operations carried out, with reference to the activities to execute operations already passed by the Board of Directors and those conducted by executive directors in exercising proxies, both directly and through the responsible corporate structures or subsidiaries;

•	about the most important economic, financial and equity transactions, highlighting the strategic purposes of these transactions, the executive procedures, including terms and conditions – economic and otherwise – for their implementation, checking their consistency with the budget and the industrial plan;

•	in respect of transactions featuring a potential conflict of interest, including both intergroup transactions and transactions with related parties different from intergroup transactions, subject to ceilings in terms of amount, that, if exceeded determines a reporting requirement, although in any event, disclosure must also be made of all such transactions, including those falling within the established ceilings, that are concluded at non-standard terms, or that, while individually falling within the established ceilings, are interlinked within a single strategic or executive structure, therefore, on the overall exceed the established ceilings;

•	about atypical or unusual transactions, that is those transactions which, by their object or nature, are extraneous to the normal course of business of the Company and those which involve particular critical factors due to their characteristics or to the risks related to the counterparty or to the time at which they are concluded. For all these transactions, the underlying interest, the evaluations conducted and the executive procedures must be indicated.

2003 ANNUAL REPORT	121

Shareholders’ Agreements

The merger, through which Telecom Italia was absorbed into Olivetti, was completed on August 4, 2003. Accordingly, the resulting entity, that took on the company name of Telecom Italia, became the corporate parent of Telecom Italia Mobile.

The largest shareholder of the “new” Telecom Italia is Olimpia S.p.A., with about 17% of the ordinary share capital.

The shareholders of Olimpia S.p.A. have concluded a number of shareholders’ agreements; notices containing extracts of the following have been published in the Italian press:

•	agreement between Pirelli S.p.A. (now Pirelli & C. S.p.A.) and Edizione Holding S.p.A. - Edizione Finance International S.A., concluded on 7 August 2001 and subsequently amended;

•	agreement between Pirelli S.p.A. (now Pirelli & C. S.p.A), Unicredito Italiano S.p.A. and Intesa BCI S.p.A (now Banca Intesa S.p.A.), concluded on 14 September 2001 and subsequently amended.

On 1 March 2003 a notice was published containing an extract of the agreement concluded between Pirelli S.p.A. (now Pirelli & C. S.p.A.), Edizione Finance International S.A./Edizione Holding S.p.A., Banca Intesa S.p.A., Unicredito Italiano S.p.A., Olimpia S.p.A. and Hopa S.p.A. on 21 February 2003 and subsequently amended.

The shareholders of Olimpia S.p.A. are currently Pirelli & C. S.p.A. (50.4%), Edizione Holding S.p.A. (16.8%), Unicredito Italiano S.p.A. (8.4%), Banca Intesa S.p.A. (8.4%) and Hopa S.p.A. (16%).

2003 ANNUAL REPORT	122

INVESTMENTS HELD BY DIRECTORS, STATUTORY AUDITORS AND THE GENERAL MANAGER

Name and office	Company	Number of shares held as of 12.31.2002		Number of shares bought		Number of shares sold	Number of shares held as of 12.31.2003
Carlo Bertazzo	TIM S.p.A.	3,000 ordinary	(a)	—		—	3,000 ordinary	(a)
(Director)	TIM S.p.A.	2,250 ordinary	(b)	—		—	2,250 ordinary	(b)
Oscar Carlos Cristianci	TIM S.p.A.	105,000 ordinary	(a)	—		—	105,000 ordinary	(a)
(Director)
Giuseppe Lucchini	TIM S.p.A.	47,000 ordinary	(1)(a)	77,010 ordinary		17,010 ordinary	107,000 ordinary	(a)
(Director)
Gaetano Miccichè	TIM S.p.A.	5,000 ordinary	(b)	—		—	5,000 ordinary	(b)
(Director)
Enrico Parazzini	TIM S.p.A.	2,027 ordinary	(a)	2,027 ordinary		—	4,054 ordinary	(a)
(Director)
Riccardo Perissich	TIM S.p.A.	—		10,000 ordinary	(a)	—	10,000 ordinary	(2)(a)
(Director)
Pietro Adonnino	TIM S.p.A.	1,000 ordinary	(a)	—		—	1,000 ordinary	(a)
(Chairman of the Board of Statutory Auditors)	TIM S.p.A.	1,000 ordinary	(b)	—		—	1,000 ordinary	(b)

(1)	Shares owned as of April 14, 2003, when he was nominated to Board.

(2)	Shares owned as of May 4, 2003, when he was holding the post of Director.

(a)	Shares held directly.

(b)	Shares held indirectly through spouse.

2003 ANNUAL REPORT	123

PROTECTION OF PRIVACY AND DATA SECURITY

Telecom Italia Mobile S.p.A. hereby gives notice that it has drawn up the Programmatic Document on Security (DPS - Documento programmatico sulla sicurezza) for the year 2003, as required under paragraph 26 of Schedule B (Technical Regulations pertaining to minimum security measures) to the Code governing the protection of personal data (Legislative Decree No. 196/2003).

Prepared in the light of risk assessments carried out by Telecom Italia Mobile S.p.A., the DPS lays down the technical and organizational criteria adopted by the Company for the protection of the sensitive personal data that it subjects to electronic processing. The DPS further provides for training programs aimed at informing the personnel involved in the processing of personal data, about the data security precautions to be taken with regard to identified risks.

2003 ANNUAL REPORT	124

Consolidated financial statements of the TIM Group at december 31, 2003

CONSOLIDATED BALANCE SHEET

ASSETS

(in millions of Euro)

		12.31.2003		12.31.2002
RECEIVABLES DUE FROM SHAREHOLDERS FOR OUTSTANDING PAYMENTS		—		—
INTANGIBLE ASSETS, FIXED ASSETS AND LONG-TERM INVESTMENTS
- INTANGIBLE ASSETS
Start-up and expansion costs		25		42
Industrial patents and intellectual property rights		773		574
Franchises, licenses, trademarks and similar rights		3,413		3,446
Consolidation differences		734		957
Work in progress and advances		209		127
Other intangible assets		96		79
TOTAL INTANGIBLE ASSETS		5,250		5,225
- FIXED ASSETS
Land and buildings		211		231
Plant and machinery		2,475		2,520
Manufacturing and commercial equipment		23		30
Other fixed assets		387		398
Work in progress and advances		812		577
TOTAL FIXED ASSETS		3,908		3,756
- LONG-TERM INVESTMENTS
Equity investments in:
unconsolidated subsidiaries		0		0
affiliated companies		2		6
other companies		10		10
Total		12		16
Advances on future capital contributions		0		—
Accounts receivable	(*)		(*)
from affiliated companies	—	—	—	25
from others	72	103	4	334
Other securities		3		5
TOTAL LONG-TERM INVESTMENTS		118		380

TOTAL INTANGIBLE ASSETS, FIXED ASSETS AND LONG-TERM INVESTMENTS		9,276		9,361

WORKING CAPITAL
- INVENTORIES
Finished goods and merchandise: merchandise		97		104
- ACCOUNTS RECEIVABLE	(**)		(**)
Trade accounts receivable	0	1,784	—	1,682
From unconsolidated subsidiaries	—	0	—	—
From affiliated companies	—	1	—	10
From parent companies	—	1,651	—	282
From others	713	1,551	703	2,251
TOTAL INVENTORIES		4,987		4,225
- SHORT-TERM FINANCIAL ASSETS
Treasury stock (for a total nominal value of Euro 53.870,10)		4		4
Other securities		—		108
TOTAL SHORT-TERM FINANCIAL ASSETS		4		112
- LIQUID ASSETS
Bank and postal accounts		324		352
Cash and stamps on hand		4		2
TOTAL LIQUID ASSETS		328		354

TOTAL WORKING CAPITAL		5,416		4,795

ACCRUALS AND DEFERRALS
Accrued income and expenses and deferred expenses		81		55
TOTAL ACCRUALS AND DEFERRALS		81		55

TOTAL ASSETS		14,773		14,211

(*)	Amounts due within one year.

(**)	Amounts due beyond one year.

2003 ANNUAL REPORT	126

SHAREHOLDERS’ EQUITY AND LIABILITIES

(in millions of Euro)

		12.31.2003		12.31.2002
SHAREHOLDERS’ EQUITY
ATTRIBUTABLE TO PARENT COMPANY
- SHARE CAPITAL		514		514
- RESERVE FOR TREASURY STOCK		4		4
- RESERVES AND RETAINED EARNINGS		4,435		3,726
- NET INCOME FOR THE YEAR		2,342		1,165

TOTAL ATTRIBUTABLE TO PARENT COMPANY		7,295		5,409

MINORITY INTERESTS
- SHARE CAPITAL, RESERVES AND RETAINED EARNINGS		394		366
- NET INCOME FOR THE PERIOD		114		4

TOTAL MINORITY INTERESTS		508		370

TOTAL SHAREHOLDERS’ EQUITY		7,803		5,779

RESERVES FOR RISKS AND CHARGES
for retirement payments and similar obligations		7		16
for taxes		19		44
for deferred taxes		78		3
other		1,256		1,552

TOTAL RESERVES FOR RISKS AND CHARGES		1,360		1,615

RESERVE FOR EMPLOYEE TERMINATION INDEMNITIES		88		82
LIABILITIES	(**)		(**)
Bonds	—	—	—	108
Due to banks	443	626	638	841
Due to other lenders	9	14	10	33
Trade accounts payable	4	2,524	12	2,410
Accounts payable to affiliated companies	—	4	—	2
Accounts payable to parent companies	60	465	60	1,645
Taxes payable	—	963	—	204
Contributions to pension and social security institutions	1	25	2	25
Other liabilities	70	848	87	1,440

TOTAL LIABILITIES		5,469		6,708

ACCRUALS AND DEFERRALS
Accrued expenses and deferred income		53		27

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		14,773		14,211

(**)	Amounts due beyond one year.

MEMORANDUM ACCOUNTS

(in millions of Euro)

	12.31.2003	12.31.2002
GUARANTEES PROVIDED
Bank guarantees
On behalf of affiliated companies	676	828
On behalf of other companies	27	21
Total bank guarantees	703	849
Other
On behalf of other companies	57	55

TOTAL GUARANTEES PROVIDED	760	904

COLLATERAL PROVIDED
For third-party and affiliated company obligations	107	110
For own obligations, excluding liabilities	—	2

TOTAL COLLATERAL PROVIDED	107	112

PURCHASE AND SALES COMMITMENTS	5	38
OTHER	1	2

TOTAL	873	1,056

2003 ANNUAL REPORT	127

CONSOLIDATED STATEMENT OF INCOME

(in millions of Euro)
	Financial Year 2003	Financial Year 2002
PRODUCTION VALUE
Sales and service revenues	11,782	10,867
Increases in capitalized internal construction costs	2	1
Other revenues and income:
operating grants	0	1
gains on disposals of assets	3	4
other	54	50
Total other revenues and income	57	55

TOTAL PRODUCTION VALUE	11,841	10,923

PRODUCTION COST
Raw materials, supplies and merchandise	1,062	933
Services	3,827	3,422
Use of property not owned	710	688
Labor costs:
wages and salaries	449	447
social security contributions	133	136
termination indemnities	20	19
retirement and similar payments	4	5
other costs	20	17
Total labor costs	626	624
Amortization, depreciation and write-downs
amortization of intangible assets	596	611
depreciation of fixed assets	946	901
other write-downs of intangibles, fixed assets and long-term investments	1	7
write-downs of receivables, included in working capital and liquid assets	137	86
Total amortization, depreciation and write-downs	1,680	1,605
Changes in inventories of raw materials, supplies and merchandise	7	(29)
Provisions for risks	6	22
Other provisions	15	41
Miscellaneous operating costs	122	259

TOTAL PRODUCTION COST	(8,055)	(7,565)

NET PRODUCTION VALUE	3,786	3,358

FINANCIAL INCOME (EXPENSE)
Income from equity investments
income from unconsolidated subsidiaries	0	—
Total income from equity investments	0	—
Other financial income
from receivables included in investments
affiliated companies	1	0
other	9	3
Total from receivables included in investments	10	3
securities, other than equity investments, included in long-term investments	0	0
other income different from the above
interests and commissions from affiliated companies	0	2
interests and commissions from parent companies	24	22
interests and commissions from other sources and miscellaneous income	256	781
Total other income different from the above	280	805
Total other financial income	290	808
Interests and other financial expenses
interests and commissions to parent companies	10	11
interests and commissions to other sources and miscellaneous expenses	270	1,006
Total interests and other financial expenses	(280)	(1,017)

NET FINANCIAL INCOME (EXPENSE)	10	(209)

2003 ANNUAL REPORT	128

(in millions of Euro)

	Financial Year 2003	Financial Year 2002
VALUE ADJUSTMENTS TO FINANCIAL ASSETS
Write-ups
of equity investments	0	16
Write-downs
of equity investments	4	178
of long-term investments other than equity investments	2	—
of securities, other than equity investments, included in working capital	0	1

TOTAL VALUE ADJUSTMENTS TO FINANCIAL ASSETS	(6)	(163)

EXTRAORDINARY INCOME (EXPENSE)
Income
gains on disposals of assets	14	846
other	662	61
Total income	676	907
Expense
losses on disposals of assets	11	0
taxes incurred in previous financial years	8	1
provisions and write-downs to equity invetsments	191	2,521
other	49	254

Total expense	(259)	(2,776)

NET EXTRAORDINARY INCOME (EXPENSE)	417	(1,869)

INCOME BEFORE TAXES	4,207	1,117
Income taxes
current taxes	1,595	854
deferred taxes	156	(906)

Total income taxes	(1,751)	52

NET INCOME FOR THE YEAR OF THE PARENT COMPANY AND MINORITY INTERESTS	2,456	1,169

Net income (loss) for the period of minority interests	(114)	(4)

NET INCOME FOR THE YEAR OF THE PARENT COMPANY	2,342	1,165

2003 ANNUAL REPORT	129

NOTES

The Balance Sheet and Statement of Income for 2003 have been drawn up in accordance with the statutes of the Italian Civil Code. The consolidated Financial Statements include the Report on Operations of the Group as well as the Financial Statements of TIM S.p.A. In order to show meaningful comparisons, data from previous financial years have been appropriately reclassified when necessary. No exceptional cases arose during FY 2003 that would have required recourse to waivers pursuant to Art. 29(4) of the Italian Civil Code.

The consolidated Cash Flow Statement, included in the Report on Operations, is an integral part of the Notes pursuant to Art. 29, Paragraph 3, of Legislative Decree 127/1991.

The area and principles of consolidation, the major accounting principles, and the content of and changes to the individual items of the consolidated Financial Statements are illustrated below.

CONSOLIDATION AREA

The consolidation area at December 31, 2003 includes the companies listed in Annex 5 in which the Parent Company TIM holds the majority of the voting rights and, in all cases, companies over which TIM has a dominant influence.

With respect to December 31, 2002 the consolidation area has been changed due to the acquisition and subsequent incorporation of Telesoft Hellas S.A. into Stet Hellas Telecommunications S.A. Nevertheless, this transaction did not significantly vary the consolidation area. As a result, the periods being compared are harmonized.

In 2003, as part of the corporate simplification process that is already underway, the following operations were conducted:

•	the merger by incorporation of TIM Brasil in Bitel, which has taken the name TIM Brasil Serviços e Participaçoes S.A.;

•	the transfer of the 20% stake held by Tele Nordeste Celular Partecipaçoes, Tele Celular Sul Partecipaçoes, TIM Celular and Maxitel in Blah! (formerly TIMNet.com) to TIM International that thus currently holds a 100% stake in the company;

•	the merger by incorporation of Brazilian companies Telesc Celular and CTMR Celular in TIM Sul.

In 2003, no value adjustments were taken for affiliate Is TIM due to the fact that in the 2002 Financial Statements its book value was written off and reserves for risks and charges were established (the value adjustment of the ordinary income of Is TIM recorded in 2002 was negative for Euro 171 million 2002);

TIM subsidiaries and affiliated companies at December 31, 2003 are listed in Annexes 5 to 7 and are broken down as follows:

	Subsidiaries			Affiliated companies			Total
	Italy	Abroad	Total	Italy	Abroad	Total
Companies:
consolidated on a line-by-line basis	0	19	19	0	0	0	19
consolidated using the equity method	0	0	0	2	1	3	3
valued at cost	0	1	1	3	2	5	6

Total companies	0	20	20	5	3	8	28

CONSOLIDATION PRINCIPLES

For consolidation purposes, the Financial Statements as of December 31, 2003, approved by the Boards of the respective consolidated companies, have been used. Where appropriate or necessary, they have been reclassified to bring them in line with the accounting principles adopted by the Parent Company TIM S.p.A.

Financial statements drawn up in foreign currency have been converted into Euro applying the average exchange rate for the year to the individual items in the Statement of Income. Meanwhile, the balance-sheet items were converted at the year-end exchange rate.

For subsidiary and affiliated companies that apply criteria for inflation accounting, in order to avoid distorting the results for the period the exchange rates utilized for conversion of the items in the Statement of Income are those in force at year-end rather than the average rates. The Group companies that apply inflation-accounting criteria are Corporation Digitel C.A. (Venezuela) and Is TIM Telekomunikasyon Hitzmetleri A.S. (Turkey).

2003 ANNUAL REPORT	130

Differences generated by the conversion of the beginning net equity and income to year-end exchange rates have been classified in the consolidated shareholders’ equity reserves

The exchange rates applied are shown in the section entitled “Other information”.

All the subsidiaries included in the consolidation area have been consolidated using the line-by-line method, summarized as follows:

a.	posting of assets, liabilities costs and revenues for their total amounts, regardless of the equity investment proportion; the net equity and net income attributable to Minority Interests are shown under separate items;

b.	the difference generated at the time of acquisition from the elimination of the book value of an equity investment included in the consolidation area and the corresponding amount of net equity is posted, where possible, to the asset and liability items of the company involved. Any residual amounts are treated as follows:

•	gains were posted to the “consolidation differences” item under “intangible assets” and amortized on a straight-line basis in accordance with its assumed recovery value for a period of no more than fifteen years;

•	losses were classified under a net equity item such as “consolidation reserve” or, when based on forecasts of an unfavorable operating result, in an item called “consolidation reserve for future risks and charges”;

c.	elimination of receivables and liabilities as well as costs and revenues incurred between consolidated companies;

d.	elimination of gains included in fixed and intangible assets in relation to the acquisition of goods and services within the Group and exchanged at prevailing market conditions.

The following items are also eliminated:

1.	capital gains generated from the transfer of intangibles, fixed assets and long-term investments between consolidated companies;

2.	income, if significant, generated by asset sales between consolidated companies and remaining in the inventory of the acquiring company;

3.	write-downs and write-backs on the value of equity investments in consolidated companies as well as intra-group dividends.

Provisions and adjustments to values made by the individual consolidated companies exclusively for the purpose of enjoying the tax benefits permitted by current laws (for example, accelerated depreciation and amortization) and provisions made to reserves have also been eliminated from the consolidated Financial Statements.

ACCOUNTING PRINCIPLES

The accounting principles applied in posting items in the consolidated Financial Statements fulfill legal requirements and are comparable to those applied in the previous financial year. In detail, the major principles are as follows:

Intangible assets

Intangible assets are shown at purchase or production cost, and they are systematically amortized based on their remaining useful life. In cases where the value of these investments cannot be fully recovered, the necessary write-downs are taken.

Fixed assets

Fixed assets are shown at purchase or production cost and are systematically depreciated in accordance with their remaining useful life based on the criteria described below. They include revaluations required by law.

Appropriate write-downs have been made to assets, whose effective value is permanently less than book value, including total depreciation already recorded. In future financial statements, the value of the write-downs will not be reported in cases in which the reasons for the adjustment cease to exist.

Fixed assets in progress are valued according to the direct costs that have been borne.

As of FY 2003, for certain categories of intangible assets the method for calculating the relevant amortization allowance was modified by TIM S.p.A., aligning the starting date for calculating amortization with the date the asset actually went into operation. This refinement led to a Euro 106 million decrease in the amortization allowance for intangible assets.

Equity investments

Long-term equity investments are listed among long-term investments. Equity investments in affiliated companies are usually evaluated using the equity method. Gains generated at the time of acquisition, i.e. the difference between the book value of these equity investments and the corresponding amount of net equity at current values, are included in the value of the equity investment itself and amortized on a straight-line basis according to expected recovery value and, in any case, over a period of no more than fifteen years. The amortization amounts are recorded in the Statement of Income among “value adjustments to financial assets” (write-downs of equity investments). Other long-term equity investments in non-consolidated companies are shown at acquisition or investment cost, including incidental charges. This amount is adjusted for any reasonably expected lower earnings and recovery value in future financial years. If these companies operate at a

2003 ANNUAL REPORT	131

loss, the book value is adjusted downwards through specific write-downs until it corresponds to the proportion of net equity, if lower, resulting from these companies’ most recent financial statements. Losses in value exceeding the corresponding book value are shown in the “reserves for risks and charges”.

Write-downs to equity investments are not carried forward to successive financial years if the conditions generating them cease to exist.

Securities other than equity investments

If expected to remain in the portfolio until maturity, these securities are listed among long-term investments or, if traded on the open market, among short-term financial assets.

Long-term investments are shown at purchase value adjusted for the relative proportion of the difference between acquisition cost and repayment value.

Short-term financial assets are shown at the lesser of acquisition cost – net of issue premium – and the expected realizable market value. Write-downs to these securities are not carried forward to subsequent financial years if the conditions generating them cease to exist.

Inventories

Inventories are evaluated at the lesser of either presumed market value or purchase cost, the latter determined using the weighted mean. This has been done in order to permit an evaluation of inventory that is as close as possible to current values, given the decreasing cost structure due to the technological and commercial evolution of the mobile-radio market. The inventories of raw materials, supplies and merchandise exceeding foreseeable production needs, slow-moving items and goods that are becoming obsolescent are written down as necessary to reflect their presumable market value.

Accounts receivable and payable

Accounts receivable are shown at their presumable market value and classified among long-term investments or working capital. Accounts payable are shown at their nominal value.

Accounts receivable and payable in foreign currency are converted at year-end exchange rates. The positive or negative differences between accounts receivable and payable converted at year-end exchange rates and the exchange rates prevailing at the time of acquisition are shown in the Statement of Income under “financial income” or “financial expense”.

Accounts receivable owed to the Parent Company TIM S.p.A. by almost all its dealers are factored to factoring companies (the transactions are “without recourse” within preset limits). Generally, when each amount due matures, the factor pays the nominal value of the account receivable, net of amounts due to dealers for services rendered. TIM S.p.A. has not issued any guarantees to cover these transactions.

Treasury stock

Treasury stock is classified under working capital on the grounds that it is available for future sale. These securities are shown at the lesser of book and market value. A corresponding shareholders’ equity reserve has been opened on the liability side of the balance sheet for an amount equal to the value of the shares shown on the asset side.

Accruals and deferrals

These are shown on an accrual basis.

Reserves for risks and charges

Reserve for taxes: this includes amounts conservatively set aside to cover presumed tax charges on positions not yet defined or currently being disputed.

Reserve for deferred taxes: this includes deferred taxes owed by individual consolidated companies deriving from temporary differences between the value attributed to assets and liabilities according to accounting methods required by civil law and the value attributed to the same assets and liabilities for tax purposes, as well as consolidation adjustments. They are shown net of prepaid taxes offset where the situation warrants.

Prepaid taxes are entered under “accounts receivable from others” in working capital. In accordance with the conservative principle, assets deriving from prepaid taxes are not shown whenever it is not reasonably certain that taxable income will be higher than the differences that will be offset in the financial years in which the relative temporary differences will be settled.

The deferred taxes on tax-suspension reserves of consolidated companies, or companies valued with the equity method, are shown when it is expected that these reserves will be distributed, or in any case used, and that the distribution or use will generate a tax liability.

The tax benefit on tax losses carried forward is shown when there is a reasonable expectation that the benefit will be realized.

Other: this item mainly includes provisions set aside to cover certain or probable charges whose precise amounts or settlement dates could not be determined as of the close of the financial year.

2003 ANNUAL REPORT	132

Reserve for employee termination indemnities

The reserve, shown net of advance payments made, is determined in accordance with legislation and labor contracts in force. The reserve has been adjusted to the needs matured at year-end in favor of TIM S.p.A. personnel at the date the consolidated Financial Statements were closed. Receivables generated by advance tax payments on the reserve for employee termination indemnities, revalued as required by law, are shown in the item “accounts receivable from others” among long-term investments pursuant to Law 662/96.

Revenues and costs

These are shown in the Financial Statements on an accrual basis.

The item “traffic revenues”, referring to telecommunications services, includes charges that the Group has invoiced to its customers but that must be paid over to other domestic and foreign fixed and mobile telephone network operators.

Contributions

Both operating grants and contributions to plant are shown in the accounting period in which the evidentiary documentation is acquired, or in the accounting period in which the relative costs are borne when it is certain that their issue is based on consolidated procedures. Specifically, the posting of contributions to plant is put off to successive financial years and, in the meantime, these contributions are entered under deferred income. The posting to the Statement of Income is made in correlation with the progressive depreciation of the assets to which they refer.

Leased assets

Leased assets with right of redemption are shown among fixed assets. Depreciation begins on the date of the leasing contract. At the same time, a financial liability of an equal amount is posted and reduced by the leasing installments paid in. The financial expense and the depreciation amounts set aside on the value of the leased assets are shown in the Statement of Income in the year in which they are recorded. These amounts correspond to the amounts set aside for similar Company-owned assets.

Income taxes

Current taxes are determined on the basis of a realistic forecast of the Company’s tax liability in light of applicable tax regulations. The related liability is carried net of advances, withholding taxes and tax credits, under the item “Taxes payable”; net tax credits are carried under “Accounts receivable from others”.

Deferred taxes are determined in line with the paragraph “Funds for risks and charges”.

Memorandum accounts

“Guarantees and collateral provided” are entered for the same amount as the guarantee given. Guarantees denominated in foreign currencies are shown at year-end exchange rates. Personal guarantees provided are shown net of counter-guarantees received.

“Purchase and sales commitments” are determined based on contracts outstanding at year-end that are not part of the normal “operating cycle”, and they are entered with regard to the part that has not been executed yet.

Derivative contracts

Derivative contracts are evaluated based on the assets and liabilities that are covered, and the relevant cash flows are posted to the Statement of Income based on accrual for the life of the contract.

Currency Forwards are intended to cover exchange risks on assets and/or liabilities in foreign currency. They entail an agreement between parties to purchase or sell currency at a given future date and at a pre-established exchange rate. The difference between the currency forward and the exchange rate in force on the date the contract was stipulated (currency spot) represents the discount and/or premium acknowledged by contract.

The contract is evaluated on an annual and interim basis, entering the appropriate financial income/expense under the relevant items and with contra entries under receivables/payables of the difference between the currency spot at the date the contract was stipulated and the exchange rate in force at the closing date. Likewise, the accrued premium/discount posted in the Statement of Income is entered under the specific financial income/expense items with contra entries of accrued income/expenses.

Cross Currency and Interest Rate Swaps are used for exchange-rate and interest-rate risk management, mainly for loans in foreign currency. With these instruments, notional amounts of foreign currency are converted into domestic currency, whereas extant interest rates are converted into rates that are better suited for the corporate risk profile.

Differentials received and paid on earned interest and interest due are entered in the Statement of Income under specific accounting items among financial income and/or expense.

Attributable charges are verified on both a yearly and interim basis, and they are also reflected in corresponding postings among “accruals and deferrals”.

2003 ANNUAL REPORT	133

ASSETS

INTANGIBLE ASSETS, FIXED ASSETS AND LONG-TERM INVESTMENTS (Euro 9,361 million at December 31, 2002)	Euro 9,276 million

INTANGIBLE ASSETS (Euro 5,225 million at December 31, 2002)	Euro 5,250 million

Compared to December 31, 2002, this item increased by Euro 25 million and was as follows:

(in millions of Euro)	12.31.2002	Acquisitions/ Capitalization	Amortization	Disposals and other changes	12.31.2003
Start-up and expansion costs	42	0	(16)	(1)	25
Industrial patents and intellectual property rights	574	468	(378)	109	773
Franchises, licenses, trademarks and similar rights	3,446	47	(76)	(4)	3,413
Consolidation difference	957	7	(99)	(131)	734
Work in progress and advances	127	165	—	(83)	209
Other	79	33	(27)	11	96

Total	5,225	720	(596)	(99)	5,250

The following details are noted:

•	start up and expansion costs mainly include registration taxes incurred for the incorporation and capital increase of the consolidated companies;

•	industrial patents and intellectual property rights mainly refer to in-house software and software licensed for an indefinite period;

•	franchises, licenses, trademarks and similar rights mainly include additional costs for licenses acquired in the operators’ individual countries: in Italy by TIM S.p.A. for the UMTS license, acquired for Euro 2,417 million, and in Brazil by TIM Celular for PCS licenses, acquired for a total of Euro 487 million.

The TIM Group is also owner of other franchises and licenses: in Greece with Stet Hellas (UMTS and GSM licenses), in Brazil with Maxitel Tele Nordeste Celular and Tele Celular Sul, and in Peru with TIM Perù.

In the Financial Statements of TIM S.p.A., amortization of the UMTS license was started in January 2002 for the purpose of tax deductions, while this transaction and all the associated accounting effects were omitted from the Group’s consolidated Financial Statements. As a result, the consolidated Financial Statements do not show Euro 242 million in amortization at December 31, 2003, nor the ensuing tax benefit of approximately Euro 91 million;

•	the item consolidation differences includes the difference arising from the acquisition of Group companies. With respect to December 31, 2002 this item has decreased by Euro 223 million, mainly as a result of the extraordinary write-down in Digitel’s goodwill (Euro 132 million) following adjustment in the value of the equity investment in the Venezuelan company, as well as amortization for the period (Euro 99 million). Investments for the period refer to the new goodwill arising as a result of TIM International’s acquisition of the 20% stake initially held in Blah! by Tele Nordeste Celular and Tele Celular Sul as a result of the presence of minority shareholders in the two companies;

•	the item work in progress and advances mainly refers to software projects;

•	other changes include Euro 39 million in negative conversion differences.

2003 ANNUAL REPORT	134

FIXED ASSETS	Euro 3,908 million
(Euro 3,756 million at December 31, 2002)

This item consists of the following:

(in millions of Euro)	12.31.2002	Acquisitions/ Capitalization	Amortization	Disposals and other changes	12.31.2003
Land and buildings	231	26	(16)	(30)	211
Plant and machinery	2,520	372	(770)	353	2,475
Manufacturing and commercial equipment	30	11	(12)	(6)	23
Other fixed assets	398	113	(148)	24	387
Work in progress and advances	577	722	—	(487)	812

Total	3,756	1,244	(946)	(146)	3,908

Investments in fixed assets are connected mainly to TIM S.p.A: (Euro 616 million), TIM Celular (Euro 295 million), Stet Hellas (Euro 101 million) and Tele Nordeste Celular (Euro 74 million).

The ratio of accumulated depreciation to gross fixed asset value was 63.9% at December 31, 2003.

Other changes include Euro 64 million in negative conversion differences.

LONG-TERM INVESTMENTS	Euro 118 million
(Euro 380 million at December 31, 2002)

This item decreased by Euro 262 million compared to December 31, 2002 and refers to:

(in millions of Euro)	12.31.2003	12.31.2002
Equity investments in:
- unconsolidated subsidiaries	0	0
- affiliated companies	2	6
- other companies	10	10
	12	16
Advances on future capital contributions	0	—
Receivables:
- from affiliated companies	—	25
- from others	103	334
	103	359
Other securities	3	5

Total	118	380

No value adjustments were taken for affiliate Is TIM in the 2003 Financial Statements due to the fact that the book value was written down in full in the 2002 Financial Statements, and specific reserves for risks and charges were set up.

The list of equity investments valuated using the equity method is provided in Annex 6, while the list of other investments in subsidiaries and affiliated companies is provided in Annex 7.

Accounts receivable from others dropped by Euro 231 million, due mainly to TIM International’s acquisition of the financial items owed to Telecom Italia Finance by affiliate Is TIM; in turn, these items have been written down through partial use of the reserves for risks and charges established on December 31, 2002. They include the remaining credit arising from the transfer of GLB Servicos Interativos (Globo.com) for an amount of Euro 24 million.

Other securities, equivalent to Euro 3 million, are composed mainly of securities held by TIM S.p.A. through their maturity date and by a share in the Saturn Venture Partners LLC closed-end investment fund.

2003 ANNUAL REPORT	135

WORKING CAPITAL	Euro 5,416 million
(Euro 4,795 million at December 31, 2002)

INVENTORIES	Euro 97 million
(Euro 104 million at December 31, 2002)

This item decreased by Euro 7 million compared to December 31, 2002.

Inventories include goods for sale, composed mainly of mobile radio equipment. The value shown is net of write-downs made to adjust the cost of currently off-list equipment and accessories to their current market values.

RECEIVABLES	Euro 4,987 million
(Euro 4,225 million at December 31, 2002)

This item increased by Euro 762 million compared to December 31, 2002.

The breakdown of this item is summarized in the table below:

(in millions of Euro)	12.31.2003	12.31.2002
Trade accounts receivable	1,993	1,825
- doubtful debts	(209)	(143)

Total trade accounts receivable	1,784	1,682

From unconsolidated subsidiaries	0	—
From affiliated companies	1	10
From parent companies	1,651	282
From others	1,551	2,251

Total	4,987	4,225

In detail:

•	trade accounts receivable before write-downs amounted to Euro 1,993 million and are mainly attributable to accounts receivable for mobile telephone services. The value of the accounts receivable has been adjusted to reflect their estimated market value. This item also includes Euro 279 million in receivables from other telecommunications companies.

During the year, TIM S.p.A. factored Euro 3,410 million worth of trade accounts receivable. At December 31, 2003, the transferred receivables that had not yet matured amounted to Euro 388 million;

•	accounts receivable from affiliated companies amounted to Euro 1 million and mainly include financial receivables from Is TIM;

•	accounts receivable from parent companies amounted to Euro 1,651 million and include:

•	financial receivables amounting to Euro 1,440 million relating to liquid funds deposited in the current account held by TIM S.p.A. with Telecom Italia. TIM S.p.A. will use these liquid funds for future tax payments and coupon payments;

•	trade accounts and other items amounted to Euro 211 million and refer chiefly to telephone traffic with Telecom Italia;

•	accounts receivable from others amounted to Euro 1,551 million and are broken down as follows:

•	financial receivables for Euro 9 million;

•	trade accounts and other items for Euro 1,542 million, broken down as follows:

(in millions of Euro)	12.31.2003	12.31.2002	Change
Advance tax payments	1,116	1,149	(33)
Accounts receivable from Tax Authorities	160	645	(485)
Payments to be recorded	3	4	(1)
Receivables from employees	5	4	1
Other items	258	317	(59)

Total	1,542	2,119	(577)

2003 ANNUAL REPORT	136

Assets for deferred taxes mainly refer to TIM S.p.A. (Euro 1,013 million), Tele Celular Sul (Euro 52 million) and Tele Nordeste Celular (Euro 50 million).

Prepaid taxes and deferred taxes are offset only when this is permitted by the tax legislation in force and within the financial year in which the respective temporary differences cancel each other. As a result, the liabilities for deferred taxes that have not been offset against prepaid taxes are classified in the “reserve for deferred taxes”, while the prepaid taxes that have not been offset against deferred taxes are entered under “accounts receivable from others” included in current assets.

In the Balance Sheet, net prepaid and/or deferred taxes at December 31, 2003 showed a credit of Euro 1,038 million.

(in millions of Euro)	12.31.2003	12.31.2002	Change
Advance tax payments	1,116	1,149	(33)
Reserve for deferred taxes	(78)	(3)	(75)

Net tax credit	1,038	1,146	(108)

The decrease in accounts receivable from the tax authorities, amounting to Euro 485 million, is due in particular to TIM S.p.A. This is due to the entry under this item – at December 31, 2002 – of the excess advance payments made in 2002 for income tax as compared to the estimated amounts due for current taxes. Moreover, the VAT reimbursement requested from Blu S.p.A. was collected in FY 2003; this was entered in the amount of Euro 41 million at December 31, 2002.

Accounts receivable and accrued income by maturity and type are shown in Annex 1.

SHORT-TERM FINANCIAL ASSETS	Euro 4 million
(Euro 112 million at December 31, 2002)

This item decreased by Euro 108 million compared to December 31, 2002 and includes the following:

(in millions of Euro)	12.31.2003	12.31.2002	Change
Treasury stock	4	4	0
Other securities	—	108	(108)

Total	4	112	(108)

Treasury stock refers to the 897,835 TIM S.p.A. ordinary shares acquired in FY 2000 in accordance with the resolutions passed by the Shareholders’ Meetings on June 15, 1999 and April 12, 2000, to be offered subsequently to dealers and held in portfolio at the offer expiry. The book value was adjusted to reflect its year-end stock market value.

The decrease in other securities was also due to the reimbursement of banking certificates of deposit held by subsidiary Tele Nordeste Celular.

LIQUID ASSETS	Euro 328 million
(Euro 354 million at December 31, 2002)

With respect to December 31, 2002, this item decreased by Euro 26 million and refers chiefly to liquid assets in Italian and foreign current accounts held mainly by Tele Celular Sul (Euro 115 million), Tele Nordeste Celular (Euro 93 million) and Stet Hellas (Euro 67 million).

2003 ANNUAL REPORT	137

ACCRUALS AND DEFERRALS	Euro 81 million
(Euro 55 million at December 31, 2002)

Accrued income amounted to Euro 71 million and increased by Euro 17 million compared to December 31, 2002. This item refers to financial accounts for Euro 6 million, and trade accounts and other items for Euro 65 million.

(in millions of Euro)	12.31.2003	12.31.2002
Accrued income:
- production value	0	—
- financial income	10	0
- other	—	1
Total accrued income	10	1
Other deferred expenses:
- production costs	65	46
- financial expenses	6	8
- other	0	0
Total other deferred expenses	71	54

Total	81	55

2003 ANNUAL REPORT	138

SHAREHOLDERS’ EQUITY AND LIABILITIES

SHAREHOLDERS’ EQUITY	Euro 7,803 million
(Euro 5,779 million at December 31, 2002)

This item is detailed as follows:

(in millions of Euro)	12.31.2003	12.31.2002
Attributable to the Parent Company	7,295	5,409
Minority interests	508	370

Total	7,803	5,779

compared to December 31, 2002, it increased by Euro 2,024 million due mainly to income for the period.

In detail:

•	the Parent Company share capital is composed of 8,434,004,716 ordinary shares and 132,069,163 savings shares, each with a nominal value of Euro 0.06;

•	the item reserves and retained earnings of the Parent Company includes the Parent Company’s own reserves, the reserves of consolidated companies relating to non-distributed income, the reserves for monetary revaluation, and other tax-suspension reserves. No deferred taxes have been allocated against these reserves since, based on current plans, there are no scheduled transactions that would give rise to tax liabilities.

For an examination of the restrictions on the shareholders’ equity of TIM S.p.A. and related latent tax aspects, refer to the Notes to the Financial Statements of TIM S.p.A.

The reconciliation between TIM S.p.A. and the consolidated accounts items in terms of shareholders’ equity and income for the year, and the changes in the consolidated shareholders’ equity items are shown in Annexes 3 and 4.

RESERVES FOR RISKS AND CHARGES	Euro 1,360 million
(Euro 1,615 million at December 31, 2002)

This item decreased by Euro 255 million compared to December 31, 2002 and includes the following reserves:

(in millions of Euro)	12.31.2003	12.31.2002	Change
For retirement payments and similar obligations	7	16	(9)
For taxes	19	44	(25)
For deferred taxes	78	3	75
Other reserves	1,256	1,552	(296)

Total	1,360	1,615	(255)

In detail:

•	the reserves for pensions and similar obligations amounted to Euro 7 million, including potential liabilities related to pension funds set up for the employees of some subsidiaries and the severance indemnity reserves for agents of TIM S.p.A.;

•	the reserve for taxes, amounting to Euro 19 million, covers potential liabilities on tax positions not yet defined or under dispute;

•	the reserve for deferred taxes amounted to Euro 78 million, consisting of taxes set aside by the individual companies to cover income subject to deferred taxation and any deferred taxes set aside to cover consolidation adjustments;

2003 ANNUAL REPORT	139

•	other reserves, totaling Euro 1,256 million, include:

•	reserves allocated (Euro 572 million) to hedge against exposure of the TIM Group in relation to its affiliate Is TIM; this allocation represents the degree of appreciation of risk with regard to subsidiary Is TIM, while waiting for the evolution of the merger between the two operators, Is TIM and Aycell, to be defined;

•	reserves allocated by TIM S.p.A. to cover technological updating risks (Euro 290 million) and for expenses related to regulatory framework (Euro 114 million);

•	reserves for Euro 117 million allocated for the Brazilian subsidiary TIM Celular;

•	the fund allocated by TIM International N.V. for an amount of Euro 59 million relating to the Digitel litigation.

RESERVE FOR EMPLOYEE TERMINATION INDEMNITIES	Euro 88 million
(Euro 82 million at December 31, 2002)

This item increased by Euro 6 million compared to December 31, 2002 and refers to the reserve accrued by TIM S.p.A. at December 31, 2003.

LIABILITIES	Euro 5,469 million
(Euro 6,708 million at December 31, 2002)

This item decreased by Euro 1,239 million compared to December 31, 2002 and includes the following:

	12.31.2003		12.31.2002
(in millions of Euro)	Financial	Trade and other accounts payable	Financial	Trade and other accounts payable
Bonds and debentures	—	—	108	—
Due to banks	626	—	841	—
Due to other lenders	14	—	33	—
Trade accounts payable	8	2,516	20	2,390
Accounts payable to affiliated companies	—	4	—	2
Due to parent companies	60	405	1,313	332
Taxes payable	25	938	—	204
Contributions to pension and social security institutions	—	25	—	25
Other liabilities	109	739	204	1,236

Total	842	4,627	2,519	4,189

In detail:

•	Bonds and debentures, amounting to Euro 108 million at December 31, 2002, refer to debenture loans issued by the Tele Nordeste Celular and Tele Celular Sul, and repaid in 2003;

•	Accounts payable to banks refer primarily to medium/long term loans granted to the subsidiaries Digitel (Euro 166 million), Stet Hellas (Euro 100 million) and Maxitel (Euro 96 million) and are secured by pledges and liens amounting to Euro 128 million, mainly in respect of Maxitel. It must further be pointed out that 2,883,959 of TIM International’s shares in Digital are pledged by way of security for a Credit Facility granted to the subsidiary in 2002, while 1,337,542,451 of TIM International’s shares in TIM Perù are pledged by way of security for a loan granted to the company by the International Finance Corporation (IFC);

•	Trade accounts payable amounted to Euro 1,888 million and refer mainly to the Parent Company TIM. TIM International and TIM Brasil, as Maxitel shareholders, have pledged the Maxitel shares against supply contracts that Maxitel has stipulated with Ericsson. Moreover, for several accounts payable pertaining to TIM Brasil, Stet Hellas, Maxitel and TIM Perù, guarantees have been issued by the Parent Company Telecom Italia and, on an accessory level, by TIM S.p.A.;

2003 ANNUAL REPORT	140

•	Accounts payable to controlling companies include transactions with Telecom Italia S.p.A. The decrease of Euro 1,180 million is due essentially to the decrease in financial items owed from TIM S.p.A.(- Euro 1,253 million). It must also be noted that “other liabilities” include the VAT liability of TIM S.p.A. to Telecom Italia as a result of the Group VAT procedure (Euro 208 million); trade payables (Euro 194 million) essentially include items connected with telephone traffic, referable chiefly to TIM S.p.A.;

•	Taxes payable include Euro 771 million in current income taxes, and Euro 167 million in indirect taxes and withholding taken by the companies acting as withholding agents;

•	Other liabilities include:

(in millions of Euro)	12.31.2003	12.31.2002	Change
Customers	492	476	16
Management of personnel	129	128	1
Contribution for excercise of TLC operations	0	544	(544)
Other financial items	109	204	(95)
Other recurrent and miscellaneous items	118	88	30

Total	848	1,440	(592)

•	customer-related items include payments by subscribers for telephone time and the liabilities for prepaid traffic;

•	payables for contributions for telecommunications activities have essentially been written down due to the fact that charges for the telecommunications contribution no longer apply (pursuant to Art. 20 of Law 448/98) for TIM S.p.A, following the sentence handed down by the Court of Justice of the European Communities on September 18, 2003 on the illegitimacy of said contribution;

•	financial items include: Euro 44 million for the liability of Stet Hellas for the UMTS license acquired in FY 2001, Euro 26 million in amounts payable by TIM International to Telecom Italia Finance, and Euro 39 million in outstanding payables for telecommunications licenses purchased in Brazil. The decrease compared to December 31, 2002 is influenced mainly by the payment of the outstanding amount for the UMTS license held by TIM S.p.A. (Euro 117 million).

The breakdown of liabilities and accrued expenses by maturity and type is shown in Annex 2.

ACCRUALS AND DEFERRALS	Euro 53 million
(Euro 27 million at December 31, 2002)

This item includes:

(in millions of Euro)	12.31.2003	12.31.2002
Accrued expenses:
- production costs	1	0
- financial expenses	10	1
- other	0	—
Total accrued expenses	11	1
Deferred income:
- capital grants (unavailable share)	8	9
- other income relating to production value	28	13
- financial income	6	4
Total deferred income	42	26

Total	53	27

Accrued expenses, amounting to Euro 11 million, increased by Euro 10 million with respect to December 31, 2002, and they refer mainly to financial expense.

Deferred income increased by Euro 16 million compared to December 31, 2002, totaling Euro 42 million and referring principally to commercial income of Euro 28 million.

2003 ANNUAL REPORT	141

MEMORANDUM ACCOUNTS

Memorandum accounts at December 31, 2003 totaled Euro 873 million, decreasing by Euro 183 million, compared to December 31, 2002.

They are broken down as follows:

(in millions of Euro)	12.31.2003	12.31.2002
Guarantees provided	760	904
Collateral provided	107	112
Purchase and sales commitments	5	38
Other	1	2

Total	873	1,056

In detail:

•	Guarantees provided refer mainly to counter-guarantees issued by the TIM Group on behalf of subsidiary Is TIM (Euro 672 million) in favor of the Parent Company Telecom Italia S.p.A., chiefly for loan contracts. The decrease in this item compared to last year is due mainly to the fact that the guarantee to Telecom Italia Finance no longer exists, following the acquisition of the credits encumbered by the guarantee;

•	Collateral provided mainly consists of Is TIM shares pledged by TIM International as security for supply contracts Is TIM signed with Ericsson and Siemens;

•	Purchase and sales commitments mainly include commitments to pay future fees for operational-leasing contracts;

•	Other memorandum accounts mainly involve future commitments for the Saturn Venture Partners LLC investment fund.

* * *

Moreover, TIM acts as custodian for shares held by third parties, amounting to about Euro 7 million. These are Company shares, valued at the market price at the end of the year.

Trade receivables exceeding the credit limit, sold by TIM to factoring companies, amounted to about Euro 104 million.

TIM received personal guarantees from third parties in the amount of about Euro 153 million and guarantees amounting to approximately Euro 4 million, mainly in respect of supply contracts.

DERIVATIVE CONTRACT DETAILS

The derivative contracts stipulated by the TIM Group are intended to cover exchange and interest-rate risks, and they are mainly correlated with debt management. Consequently, these instruments make it possible to convert exposure in foreign currency to domestic currency, also making it possible to transform the interest-rate structures to cater to the most appropriate risk profile.

Given that the currency exchange market in Latin America – where most of the contracts were stipulated – is not always liquid for the sums and financial durations requested, coverage operations are often structured as shorter-term transactions and are subsequently renewed.

The selected parties have been chosen from those with the most financial solidity in order to minimize the risk of contractual default.

(in millions of Euro)	Notional value/ Capital exchange as of 12.31.2003
Currency forward	71
Cross currency and interest rate swap	70

2003 ANNUAL REPORT	142

3

STATEMENT OF INCOME

PRODUCTION VALUE	Euro 11,841 million
(Euro 10,923 million in 2002)

The main components of this item are as follows:

•	sales and service revenues, amounting to Euro 11,782 million, include revenues from services (before amounts due to external TLC providers) and revenues from the sale of mobile communications equipment and accessories. Foreign revenues amounted to Euro 3,191 million (Euro 2,818 million in 2002);

•	other revenues and income, amounting to Euro 57 million, including Euro 3 million in gains on disposals of assets, Euro 9 million in penalties for late payment charged to customers and Euro 10 million in expense reimbursement.

PRODUCTION COSTS	Euro 8,055 million
(Euro 7,565 million in 2002)

This item includes:

•	raw materials, supplies and merchandise amounting to Euro 1,062 million (Euro 933 million in 2002). This mainly refers to the purchase of goods for the marketing of mobile communications equipment and accessories;

•	services amounting to Euro 3,827 million (Euro 3,422 million in 2002) included Euro 1,868 million in fees due to other national and foreign mobile and fixed providers (Euro 1,575 million 2002);

•	use of property not owned, amounting to Euro 710 million (Euro 688 million in 2002), included mainly rental charges incurred by TIM S.p.A. for the rental of circuits pertaining to the use of direct connections and access to Telecom Italia S.p.A. fixed network for interconnection purposes;

•	labor costs, amounting to Euro 626 million (Euro 624 million in 2002).

TIM Group personnel at December 31, 2003 numbered 18,888 employees (18,702 at December 31, 2002).

The average full-time equivalent employees for FY 2003 was 17,535 employees (16,184 employees in FY 2002).

A staff breakdown by professional level, relative to the equivalent average number of employees, is as follows.

Professional levels	Total
Executives	310
Middle managers	1,068
Office staff	16,117
Workers	40

Total	17,535

•	amortization, depreciation and write-downs, amounting to Euro 1,680 million (Euro 1,605 million in 2002), including Euro 596 million in amortization of intangible assets, Euro 946 million in depreciation of fixed assets, Euro 137 million in write-downs of accounts receivable classified in working capital and write-downs on fixed assets amounting to Euro 1 million;

•	provision for risks, amounting to Euro 6 million, mainly refers to Stet Hellas. The reduction since the end of 2002 is due mainly to the Company’s valuation process;

•	other provisions amounting to euro 15 million reflect a reduction since the end of 2002 (Euro 41 million) mainly as a result of the lower provisions made by TIM S.p.A., in light of the fact that the regulatory framework no longer requires provisions to be made to reserves for risks and charges;

•	miscellaneous operating costs, amounting to Euro 122 million (Euro 259 million in FY 2002), include Euro 54 million in contributions by consolidated companies for telecommunications activities for the period (Euro 202 million in FY 2002). The decrease in these contributions is attributable to the fact that they no longer apply, following the sentence handed down by the Court of Justice of the European Communities on September 18, 2003 regarding the illegitimacy of said contribution owed by TIM S.p.A. (Euro 151 million in FY 2002).

2003 ANNUAL REPORT	143

FINANCIAL INCOME (EXPENSE)	Euro 10 million
(Euro - 209 million in 2002)

This item includes:

(in millions of Euro)	Financial Year 2003	Financial Year 2002	Change
Other financial income	290	808	(518)
Interests and other financial expense	(280)	(1,017)	737

Net financial income (expense)	10	(209)	219

•	Other financial income, amounting to Euro 290 million, broken down as follows:

(in millions of Euro)	Financial Year 2003	Financial Year 2002	Change
Interests on receivables included in long-term investments:
- from affiliated companies	1	0	1
- from others	9	3	6
Securities, other than equity investments, included in long-term investments	0	0	0
Interests and commissions from:
- affiliated companies	0	2	(2)
- parent companies	24	22	2
- banks	64	52	12
Foreign exchange income	73	337	(264)
Receivable fees on coverage contracts	11	296	(285)
Income from monetary adjustment	63	61	2
Other	45	35	10

Total	290	808	(518)

•	income from currency exchange refers chiefly to TIM International (Euro 14 million), Tele Nordeste Celular (Euro 11 million) and Maxitel (Euro 11 million);

•	income from monetary correction refers to Digitel and involves the application of accounting methods for inflation;

•	interest and other financial expense amounted to Euro 280 million and are broken down as follows:

(in millions of Euro)	Financial Year 2003	Financial Year 2002	Change
Interests and commissions to:
- parent companies	10	11	(1)
- bonds	20	27	(7)
- banks	50	71	(21)
- suppliers	1	10	(9)
- other financing sources	3	38	(35)
Payable fees on coverage contracts	44	113	(69)
Foreign exchange expenses	85	708	(623)
Other	67	39	28

Total	280	1,017	(737)

2003 ANNUAL REPORT	144

•	interest and commissions to banks include Euro 15 million attributable to Maxitel, Euro 13 million attributable to Digitel, Euro 8 million attributable to TIM Perù, Euro 7 million attributable to Stet Hellas, and Euro 5 million attributable to Tele Celular Sul;

•	payable fees on coverage contracts refer mainly to Maxitel (Euro 19 million), Tele Nordeste Celular (Euro 16 million) and Tele Celular Sul (Euro 6 million);

•	exchange expenses essentially involve Digitel (Euro 37 million), TIM International (Euro 18 million), TIM Brasil (Euro 8 million), TIM Celular (Euro 6 million) and Maxitel (Euro 4 million).

VALUE ADJUSTMENTS OF FINANCIAL ASSETS	- Euro 6 million
(Euro - 163 million in 2002)

This item includes:

(in millions of Euro)	Financial Year 2003	Financial Year 2002	Change
Write-ups of:
- equity investments	0	16	(16)
Write-downs of:
- equity investments	(4)	(178)	174
- long-term investments other than equity investments	(2)	—	(2)
- securities, other than equity investments, included in working capital	0	(1)	1

Total	(6)	(163)	157

Write-downs of equity investments refer to the value adjustment on the equity investment in Edotel S.p.A. In FY 2002, write-downs of equity investments (Euro 178 million) mainly included the TIM Group’s share in the results of ordinary operations of Is TIM (Euro171 million).

Write-downs of long-term investments other than equity investments refer to the share in the Saturn Venture Partners LLC investment fund.

EXTRAORDINARY INCOME (EXPENSE)	Euro 417 million
(Euro - 1,869 million in 2002)

This item includes Euro 676 million in income, partially offset by Euro 259 million in expense.

Income mainly includes non-operating income, of which Euro 543 million for TIM S.p.A. due to the non-existence of the liability maturing on December 31, 2002 for the telecommunications contribution.

Expense mainly include provisions and write-downs related to the equity investment in the Venezuelan company Digitel.

INCOME TAXES	Euro 1,751 million
(Euro - 52 million in 2002)

This item consists of Euro 1,595 million in current taxes and Euro 156 million in net deferred taxes payable. TIM S.p.A. contributed to forming these balances, in the amounts of Euro 1,439 million and Euro 134 million, respectively.

2003 ANNUAL REPORT	145

This item can be broken down as follows:

(in millions of euro)	Year 2003
Theoretical corporate income tax (IRPEG)	1,430
Permanent differences	78
Deduction of consolidation adjustments	(217)
Cancellation of offset for losses	184
Other taxes	311
Use of losses	(55)
Balance of unactivated / allocated taxes for temporary differences	20

Taxes booked to statement of income	1,751

The tax losses accumulated by subsidiaries at December 31, 2003, amounted to a total of Euro 4,016 million.

The breakdown by country and due date, is provided below:

BREAKDOWN BY YEAR OF EXPECTED RECOVERABILITY

(in millions of euro)	2003	2004	2005	2006	2007	2008	2009	No due date
Brazil (*)	838							838
Venezuela	105	15	90
The Netherlands (**)	2,895	138	629	625	492	492	492	27
Peru	178	13	63	67	35

Total losses	4,016	166	782	692	527	492	492	865

(*)	Losses are recoverable for tax purposes with no time limit, but they can only be used to offset up to 30% of taxable income in any given fiscal year.

(**)	This amount primarily includes the losses resulting from the write-down of equity investments deducted over the five years following the purchase. These losses are to be recovered for tax purposes – at the latest – at a rate of 20% annually beginning in the sixth year of ownership of the equity investment.

EARNING PER SHARE

Earning per ordinary share, determined according to the rules envisaged by Document No. 28 approved by the National Boards of Commercial Lawyers and Accountants, is listed below:

	Net income	Number of shares	Earning per share
	(in millions of euro)
Net income, entirely attributable to ordinary shares	2,305
Average number of ordinary shares		8,433,106,881
Primary earning per ordinary share			0.273

2003 ANNUAL REPORT	146

OTHER INFORMATION

COMPENSATION PAID TO DIRECTORS AND STATUTORY AUDITORS

Compensation for FY 2003 paid to TIM Directors, General Manager and Statutory Auditors for performing these duties in the Parent Company amounted to Euro 13 million for Directors and General Manager, and Euro 0.2 million for Statutory Auditors.

EXCHANGE RATES USED TO CONVERT THE FINANCIAL STATEMENTS OF FOREIGN COMPANIES

	Exchange rates at end of period (balance sheet entries)			Average period exchange rates (statement of income entries)
Euro per unit of local currency	As of 12.31.2003	As of 12.31.2002	% change	Financial Year 2003	Financial Year 2002	% change
US Dollar	0.791765637	0.953561552	(17.0%)	0.884102945	1.057753332	(16.4%)
Turkish Lira	0.000000573	0.000000587	(2.4%)	0.000000573	0.000000587	(2.4%)
Venezuelan Bolivar	0.000494854	0.000679659	(27.2%)	0.000494854	0.000679659	(27.2%)
Peruvian Nuevo sol	0.228339175	0.272368242	(16.2%)	0.254169007	0.300762734	(15.5%)
Brazilian Real	0.274043178	0.269878582	1.5%	0.287837706	0.360892270	(20.2%)

2003 ANNUAL REPORT	147

The following Annexes – 1 to 7 – are an integral part of these Notes

ANNEX 1

ACCOUNTS RECEIVABLES, ACCRUED INCOME AND PREPAID EXPENSES BY MATURITY AND TYPE

	12.31.2003 Amounts due				12.31.2002 Amounts due
(in millions of Euro)	within one year	in 2-5 years	beyond 5 years	Total	within one year	in 2-5 years	beyond 5 years	Total
Receivables included in long-term investments
From affiliated companies	—	—	—	—	—	25	—	25
From others:
- employees	1	5	11	17	1	4	9	14
- others	71	12	3	86	3	317	—	320

Total receivables included in long-term investments	72	17	14	103	4	346	9	359

Accounts receivable included in working capital
Other loans to:
- affiliated companies	1	—	—	1	—	—	—	—
- parent companies	1440	—	—	1,440	—	—	—	—
- others	9	—	—	9	132	—	—	132
	1,450	—	—	1,450	132	—	—	132
Trade accounts receivable:
- from customers	1,784	0	—	1,784	1,682	—	—	1,682
- from unconsolidated subsidiaries	0	—	—	0	—	—	—	—
- from affiliated companies	0	—	—	0	3	—	—	3
- from parent companies	209	—	—	209	279	—	—	279
- from others	5	—	—	5	3	—	—	3
	1,998	0	—	1,998	1,967	—	—	1,967
Other accounts receivable:
- from affiliated companies	0	—	—	0	7	—	—	7
- from parent companies	2	—	—	2	3	—	—	3
- from others	824	713	—	1,537	1,413	672	31	2,116
	826	713	—	1,539	1,423	672	31	2,126

Total accounts receivable included in working capital	4,274	713	—	4,987	3,522	672	31	4,225

Accrued income and prepaid expenses					1	—	—	1
Issue discounts and other similar charges
- financial	—	—	—	—				—
- other	—	—	—	—				—
Accrued income
- financial income	10	—	—	10	0	—	—	—
- production value	0	—	—	0	—	—	—	—
- other	—	—	—	—	1	—	—	1
	10	—	—	10	1	—	—	1
Other prepaid expenses
- financial expenses	2	4	—	6	8	—	—	8
- production costs	63	1	1	65	46	—	—	46
- other	0	—	—	0	0	—	—	—
	65	5	1	71	54	—	—	54
Accrued income and other prepaid expenses	75	5	1	81	55	—	—	55

Total accruals and deferrals	75	5	1	81	55	—	—	55

2003 ANNUAL REPORT	148

ANNEX 2

LIABILITIES, ACCRUED EXPENSES AND DEFERRED INCOME BY MATURITY AND TYPE

	12.31.2003 Amounts due				12.31.2002 Amounts due
(in millions of Euro)	within one year	in 2-5 years	beyond 5 years	Total	within one year	in 2-5 years	beyond 5 years	Total
Medium/long-term debt
Bonds and debentures	—	—	—	—	108	—	—	108
Due to banks	162	432	11	605	50	638	—	688
Due to other lenders	3	5	4	12	23	10	—	33
Trade accounts payable	4	4	—	8	3	12	—	15
Due to parent companies	—	60	—	60	0	60	—	60
Other liabilities	0	70	—	70	117	72	15	204
	169	571	15	755	301	792	15	1,108
Short-term borrowings
Due to banks	21	—	—	21	153	—	—	153
Due to other lenders	2	—	—	2	—	—	—	—
Due to suppliers	—	—	—	—	5	—	—	5
Due to parent companies	—	—	—	—	1,253	—	—	1,253
Taxes payable	25	—	—	25	—	—	—	—
Other liabilities	39	—	—	39	—	—	—	—
	87	—	—	87	1,411	—	—	1,411
Trade accounts payable
Due to suppliers	2,516	—	—	2,516	2,390	—	—	2,390
Due to affiliated companies	3	—	—	3	1	—	—	1
Due to parent companies	194	—	—	194	223	—	—	223
	2,713	—	—	2,713	2,614	—	—	2,614
Other liabilities
Due to affiliated companies	1	—	—	1	1	—	—	1
Due to parent companies	211	—	—	211	109	—	—	109
Taxes payable	938	—	—	938	204	—	—	204
Contributions to pension and social
security institutions	24	1	0	25	23	2	—	25
Other liabilities	739	—	—	739	1,236	—	—	1,236
	1,913	1	0	1,914	1,573	2	—	1,575

Total liabilities	4,882	572	15	5,469	5,899	794	15	6,708

Accrued expenses and deferred income
Issue premiums
- financial	—	—	—	—	—	—	—	—
- other	—	—	—	—	—	—	—	—
Accrued expenses
- financial expenses	10	—	—	10	1	—	—	1
- production costs	1	—	—	1	0	—	—	0
- other	0	—	—	0	—	—	—	—
	11	—	—	11	1	—	—	1
Other deferred income
- financial income	5	1	—	6	4	—	—	4
- production value	27	0	1	28	13	—	—	13
- other	2	4	2	8	9	—	—	9
	34	5	3	42	26	—	—	26
Accrued expenses and other deferred income	45	5	3	53	27	—	—	27

Total accruals and deferrals	45	5	3	53	27	—	—	27

2003 ANNUAL REPORT	149

ANNEX 3

RECONCILIATION OF TIM S.P.A. FINANCIAL STATEMENTS AND THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002

	TIM interest				Minority interes			Total
(in millions of Euro)	Capital	Reserves and retained earnings	Net income	Total	Capital and reserves	Net income	Total
TIM financial statements as of December 31, 2002	514	6,267	264	7,045	—	—	—	7,045

Income (loss) for the year of consolidated companies	—		(2,655)	(2,655)	—	1	1	(2,654)
Capital and reserves of consolidated companies	—	8,888	—	8,888	430	—	430	9,318
Book value of equity investments in consolidated companies	—	(8,841)	—	(8,841)	(3)	—	(3)	(8,844)
Consolidation adjustments:
- evaluation of equity investments with the equity method	—	(82)	(162)	(244)	—	—	—	(244)
- positive differences on the purchase of equity investments	—	1,235	(278)	957	—	—	—	957
- gains on sales of equity investments	—	(334)	334	—	—	—	—	—
- other	—	(3,403)	3,662 (*)	259	(61)	3	(58)	201

Capital, reserves and consolidated income as of December 31, 2002	514	3,730	1,165	5,409	366	4	370	5,779

RECONCILIATION OF TIM S.P.A. FINANCIAL STATEMENTS AND THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003

	TIM interest				Minority interest			Total
(in millions of Euro)	Capital	Reserves and retained earnings	Net income	Total	Capital and reserves	Net income	Total
TIM financial statements as of December 31, 2003	514	6,121	2,322	8,957	—	—	—	8,957

Income (loss) for the year of consolidated companies	—	—	(697)	(697)	—	119	119	(578)
Capital and reserves of consolidated companies	—	8,077	—	8,077	422	—	422	8,499
Book value of equity investments in consolidated companies	—	(9,831)	—	(9,831)	0	—	0	(9,831)
Consolidation adjustments:
- evaluation of equity investments with the equity method	—	—	0	0	—	—	—	0
- positive differences on the purchase of equity investments	—	965	(231)	734	—	—	—	734
- other	—	(893)	948 (*)	55	(28)	(5)	(33)	22

Capital, reserves and consolidated income as of December 31, 2003	514	4,439	2,342	7,295	394	114	508	7,803

(*)	The item essentially includes the reversal of writedowns on equity investments posted in the annual financial statements of Group companies.

2003 ANNUAL REPORT	150

ANNEX 4

CHANGES IN CONSOLIDATED SHAREHOLDERS’ EQUITY FOR THE YEAR 2002

	TIM interest				Minority interest			Total
(in millions of Euro)	Capital	Reserves and retained earnings	Net income	Total	Capital and reserves	Net income	Total
Consolidated Shareholders’ equity as of December 31, 2001	514	7,340	950	8,804	650	48	698	9,502

Allocation of net income for 2001:
- dividends paid	—	(2,655)	(950)	(3,605)	36	(48)	(12)	(3,617)
Net exchange rate difference from
translation of financial statements in foreign
currencies and other differences	—	(955)	—	(955)	(320)	—	(320)	(1,275)
Net income for the year 2002	—	—	1,165	1,165	—	4	4	1,169

Consolidated Shareholders’ equity as of December 31, 2002	514	3,730	1,165	5,409	366	4	370	5,779

CHANGES IN CONSOLIDATED SHAREHOLDERS’ EQUITY FOR THE YEAR 2003

	TIM interest				Minority interest			Total
(in millions of Euro)	Capital	Reserves and retained earnings	Net income	Total	Capital and reserves	Net income	Total
Consolidated Shareholders’ equity as of December 31, 2002	514	3,730	1,165	5,409	366	4	370	5,779

Allocation of net income for 2002:
- dividends paid	—	755	(1,165)	(410)	(15)	(4)	(19)	(429)
Net exchange rate difference from translation
of financial statements in foreign
currencies and other differences	—	(46)	—	(46)	43	—	43	(3)
Net income for the year 2003	—	—	2,342	2,342	—	114	114	2,456

Consolidated Shareholders’ equity as of December 31, 2003	514	4,439	2,342	7,295	394	114	508	7,803

2003 ANNUAL REPORT	151

ANNEX 5

LIST OF SUBSIDIARIES CONSOLIDATED ON A LINE-BY-LINE BASIS

Name (business)	Registered Office	Currency	Share Capital	% of share capital		% of voting rights	Stakeholder
TIM INTERNATIONAL N.V. (holding company)	Amsterdam (The Netherlands)	Euro	555,428,000	100.00			TELECOM ITALIA MOBILE
- STET HELLAS TELECOMMUNICATIONS S.A. (mobile telephone provider)	Athens (Greece)	Euro	127,285,626.60	81.40			TIM INTERNATIONAL
- TIM BRASIL SERVIÇOS E PARTICIPAÇOES S.A. (ex BITEL PARTICIPAÇOES S.A.) (holding company)	Rio de Janeiro (Brazil)	Real	7,120,090,000	100.00	(*)		TIM INTERNATIONAL
- TELE CELULAR SUL PARTICIPAÇOES S.A (holding company for operating companies providing mobile telephone services)	Curitiba (Brazil)	Real	369,163,347.97	22.21	(*)	52.51	TIM BRASIL
- TIM SUL S.A. (mobile telephone provider)	Curitiba (Brazil)	Real	944,367,526.69	81.32	(*)	90.44	TELE CELULAR SUL
- TELE NORDESTE CELULAR PARTICIPAÇOES S.A. (holding company for operating companies providing mobile telephone services)	Jaboatao dos Guararapes (Brazil)	Real	313,709,198.62	22.52	(*)	52.69	TIM BRASIL
- TELEPISA CELULAR S.A. (mobile telephone provider)	Teresina (Brazil)	Real	40,986,988.82	80.01	(*)	97.66	TELE NORDESTE CELULAR
- TELECEARA’ CELULAR S.A. (mobile telephone provider)	Fortaleza (Brazil)	Real	153,787,174.73	80.43	(*)	86.30	TELE NORDESTE CELULAR
- TELERN CELULAR S.A. (mobile telephone provider)	Natal (Brazil)	Real	47,199,890.49	76.94	(*)	93.10	TELE NORDESTE CELULAR
- TELPA CELULAR S.A. (mobile telephone provider)	Joao Pessoa (Brazil)	Real	45,150,980.78	72.69	(*)	95.03	TELE NORDESTE CELULAR
- TELPE CELULAR S.A. (mobile telephone provider)	Jaboatao dos Guararapes	Real	137,392,671.51	79.83	(*)	95.42	TELE NORDESTE CELULAR
	(Brazil)
- TELASA CELULAR S.A. (mobile telephone provider)	Maceiò (Brazil)	Real	58,207,916.34	79.50	(*)	97.40	TELE NORDESTE CELULAR
- MAXITEL S.A. (mobile telephone provider)	Belo Horizonte (Brazil)	Real	677,679,703	41.30 58.70	(*)	56.85 43.15	TIM BRASIL TIM INTERNATIONAL
- TIM CELULAR S.A. (mobile telephone provider)	Sao Paulo (Brazil)	Real	5,296,018,471.43	100.00	(*)		TIM BRASIL
- STARCEL LTDA. (call-center services)	Sao Paulo (Brazil)	Real	40,000,000	100.00	(*)		TIM BRASIL
- TIM PERU’ S.A.C. (mobile telephone provider)	Lima (Peru)	Nuevo Sol	1,337,542,452	100.00	(**)		TIM INTERNATIONAL
- CORPORACION DIGITEL C.A. (telecommunication services)	Caracas (Venezuela)	Bolivar	42,823,450,241	67.12			TIM INTERNATIONAL
- BLAH! SOCIEDADE ANONIMA DE SERVIÇOS
E COMERCIO (ex TIMNET.COM S.A.) (Internet services)	Rio de Janeiro (Brazil)	Real	78,000,000	100.00	(*)		TIM INTERNATIONAL
- TIMNET USA INC. (mobile network services)	West Trenton (New Jersey -USA)	US Dollar	14,944,600	100.00			TIM INTERNATIONAL

(*)	The percentage of share capital includes Ordinary shares/Shares held by Directors/Managers as required for by local laws in order to take up the post of Director/Manager.

(**)	Since the legal framework requires the Company to be owned by at least two shareholders, one share has been attributed to an individual.

2003 ANNUAL REPORT	152

ANNEX N. 6

LIST OF SUBSIDIARIES CONSOLIDATED USING THE EQUITY METHOD

Name (business)	Registered Office	Currency	Share Capital	% of share capital	% of voting rights	Stakeholder
EDOTEL S.p.A.	Turin	Euro	15,080,541.90	40.00		TELECOM ITALIA MOBILE
(holding company)	(Italy)
IS TIM TELEKOMUNIKASYON HIZMETLERI A.S.	Istanbul	Turkish Lira	545,000,000,000,000	49.00		TIM INTERNATIONAL
(mobile telephone provider)	(Turkey)
TELENERGIA S.r.l.	Rome	Euro	50,000	20.00		TELECOM ITALIA MOBILE
(import, export, sale and exchange of electric energy)	(Italy)

ANNEX 7

LIST OF OTHER EQUITY INVESTMENTS IN SUBSIDIARIES AND AFFILIATED COMPANIES

Name (business)	Registered Office	Currency	Share Capital	% of share capital		% of voting rights	Stakeholder
CONSORZIO ENERGIA GRUPPO TELECOM ITALIA	Rome	Euro	10,000	50.00			TELECOM ITALIA MOBILE
(coordination of power supply of the fixed and mobile networks of consortium member companies)	(Italy)
CONS. SCUOLA SUPERIORE ALTA	Naples	Euro	127,500	20.00			TELECOM ITALIA MOBILE
FORMAZ.UNIV.FEDERICO II	(Italy)
(education)
IRIDIUM ITALIA S.p.A. in liquidation	Rome	Euro	2,575,000	35.00			TELECOM ITALIA MOBILE
(satellite telephone service provider)	(Italy)
TIMNET.COM PERU’ S.A.C.	Lima	Nuevo Sol	1,000	100.00	(**)		TIM PERU’
(mobile network services)	(Peru)
TTI ILETISIM VE HABERLESME HIZMETLERY A.S.	Istanbul	Turkish Lira	100,000,000,000	40.00			TIM INTERNATIONAL
(mobile telephone service provider)	(Turkey)
TIAUDIT LATAM S.A.	Sao Paulo	Real	1,500,000	25.00	(*)		TIM BRASIL
(internal auditing services)	(Brazil)

(*)	The percentage of share capital includes Ordinary shares/Shares held by Directors/Managers as required for by local laws in order to take up the post of Director/Manager.

(**)	Since the legal framework requires the Company to be owned by at least two shareholders, one share has been attributed to an individual.

2003 ANNUAL REPORT	153

REPORT OF THE EXTERNAL AUDITORS

■ Reconta Ernst & Young S.p.A. Corso Vittorio Emanuele II, 83 10128 Torino	■ Tel. (+39) 011 5161611 Fax (+39) 011 5612554 www.ey.com

AUDITORS’ REPORT

pursuant to article 156 of Legislative Decree of February 24,1998, n. 58

(Translation from the original Italian text)

To the Shareholders

of Telecom Italia Mobile S.p.A.

We have audited the consolidated financial statements of Telecom Italia Mobile S.p.A. as of and for the year ended 31 December 2003. These financial statements are the responsibility of Telecom Italia Mobile S.p.A.’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

Our audit was made in accordance with auditing standards and procedures recommended by CONSOB. In accordance with such standards and procedures we planned and performed our audit to obtain the information necessary in order to determine whether the consolidated financial statements are materially misstated and if such financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, as well as assessing the appropriateness of the accounting principles applied and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

For our opinion on the consolidated financial statements of the prior year, which are presented for comparative purposes as required by the law, reference should be made to our report dated 26 March 2003.

In our opinion, the consolidated financial statements of Telecom Italia Mobile S.p.A. comply with the Italian regulations governing consolidated financial statements; accordingly, they clearly present and give a true and fair view of the consolidated financial position of Telecom Italia Mobile S.p.A. as of 31 December 2003, and the consolidated results of its operations for the year then ended.

Turin, 7 April 2004

Reconta Ernst & Young S.p.A.

(Signed by Felice Persico, partner)

■	Reconta Ernst & Young S.p.A.

Sede Legale: 00196 Roma - Via CD. Romagnosi, 18/A

Capitale Sociale € 1.111.000,00 i.v.

Iscritta alla S.O. del Registro delle Imprese presso la C.C.I.A.A. di Roma

Codice fiscale e numero di iscrizione 00434000584

P.I. 00891231003

(vecchio numero R.I. 6697/89 - numero R.E.A. 250904)

2003 ANNUAL REPORT	154

financial statements and notes of **TIM S.p.A.**
at december 31, 2003

BALANCE SHEET

ASSETS

(In euro)

		12.31.2003		12.31.2002
RECEIVABLES DUE FROM SHAREHOLDERS FOR OUTSTANDING PAYMENTS		—		—
INTANGIBLE ASSETS, FIXED ASSETS AND LONG-TERM INVESTMENTS
- INTANGIBLE ASSETS
Start-up and expansion costs		3,790,226		7,580,453
Research, development and advertising costs		—		—
Industrial patents and intellectual property rights		527,834,779		371,067,199
Franchises, licenses, trademarks and similar rights		2,189,859,126		2,311,828,707
Goodwill		—		—
Work in progress and advances		179,428,647		84,899,411
Other intangible assets		43,263,951		33,841,031
TOTAL INTANGIBLE ASSETS		2,944,176,729		2,809,216,801
- FIXED ASSETS
Land and buildings		12,127,763		18,527,196
Plant and machinery		1,428,097,834		1,688,528,161
Manufacturing and commercial equipment		23,391,289		24,802,494
Other fixed assets		205,662,625		203,592,565
Work in progress and advances		438,615,596		239,219,035
TOTAL FIXED ASSETS		2,107,895,107		2,174,669,451
- LONG-TERM INVESTMENTS
Equity investments in:
subsidiaries		3,964,877,146		4,167,274,656
affiliated companies		1,468,686		5,988,775
other companies		535,987		534,988
Total		3,966,881,819		4,173,798,419
Advances on future capital contributions		120,939,993		—
Accounts receivable	(*)		(*)
from others	1,678,852	17,680,985	1,647,559	15,577,473
Other securities		2,972,163		4,662,731
TOTAL LONG-TERM INVESTMENTS		4,108,474,960		4,194,038,623

TOTAL INTANGIBLE ASSETS, FIXED ASSETS AND LONG-TERM INVESTMENTS		9,160,546,796		9,177,924,875

WORKING CAPITAL
- INVENTORIES
Finished goods and merchandise: merchandise		20,288,105		35,645,989
ACCOUNTS RECEIVABLE	(* *)		(* *)
trade accounts receivable	—	1,348,818,300	—	1,381,177,172
from subsidiaries	—	32,036,404	—	30,337,511
from affiliated companies	—	233,730	—	9,529,763
from parent companies	—	1,651,479,174	—	280,600,407
from others
Government and other public entities for contributions and subsidies	—	12,569,724	—	16,068,480
from others	609,009,000	1,264,117,549	660,107,000	1,884,360,451
TOTAL ACCOUNTS RECEIVABLE		4,309,254,881		3,602,073,784
- SHORT-TERM FINANCIAL ASSETS
Treasury stock
(for a total nominal value of Euro 53,870.10)		3,913,001		4,284,718
TOTAL SHORT-TERM FINANCIAL ASSETS		3,913,001		4,284,718
- LIQUID ASSETS
Bank and postal accounts		3,046,592		129,013,515
Cash and stamps on hand		311,811		302,035
TOTAL LIQUID ASSETS		3,358,403		129,315,550

TOTAL WORKING CAPITAL		4,336,814,390		3,771,320,041

ACCRUALS AND DEFERRALS
Accrued income and other deferred expenses		43,759,451		37,478,476

TOTAL ACCRUALS AND DEFERRALS		43,759,451		37,478,476

TOTAL ASSETS		13,541,120,637		12,986,723,392

(*)	Amounts due within one year.

(**)	Amounts due beyond one year.

2003 ANNUAL REPORT	156

SHAREHOLDERS’ EQUITY AND LIABILITIES

(In euro)

		12.31.2003		12.31.2002
SHAREHOLDERS’ EQUITY
- SHARE CAPITAL		513,964,433		513,964,433
- ADDITIONAL PAID-IN CAPITAL		5,525,625,623		5,672,946,651
- LEGAL RESERVE		103,942,274		103,942,274
- RESERVE FOR TREASURY STOCK		3,913,001		4,284,718
- OTHER RESERVES:
Reserve for capital grants (under Presidential Decree No. 917/1986 - Art. 55)		14,680,919		14,680,919
Extraordinary reserve		113,578,306		113,206,590
Reserve under Law 342/00 - Art. 14		303,826,864		303,826,864
Reserve for accelerated depreciation		—		—
Reserve for merger surplus		53,783,184		53,783,184
TOTAL OTHER RESERVES		485,869,273		485,497,557
- RETAINED EARNINGS (LOSSES)		1,330,819		—
- NET INCOME (LOSS)		2,321,624,367		264,153,518

TOTAL SHAREHOLDERS’ EQUITY		8,956,269,790		7,044,789,151

RESERVES FOR RISKS AND CHARGES
For retirement payments and similar obligations		1,676,233		1,957,578
For taxes
for taxes		—		42,000,000
for deferred taxes		—		—
Total		—		42,000,000
Other reserves		658,126,392		729,052,422

TOTAL RESERVES FOR RISKS AND CHARGES		659,802,625		773,010,000

RESERVE FOR EMPLOYEE TERMINATION INDEMNITIES		87,926,163		81,985,912
LIABILITIES	(* *)		(* *)
Due to banks	—	19,449	—
Due to other lenders	—	1,637,299	—
Trade accounts payable	—	1,888,241,535	—	1,818,599,271
Accounts payable to subsidiaries	—	655,369	—	250,957,330
Accounts payable to affiliated companies	—	3,536,086	—	1,377,378
Accounts payable to parent companies	—	398,447,741	—	1,576,629,423
Taxes payable	—	845,731,885	—	89,261,910
Contributions to pension and social security institutions	1,275,208	19,916,791	2,026,172	20,559,824
Other liabilities	—	666,691,770	—	1,315,747,168

TOTAL LIABILITIES	1,275,208	3,824,877,925	2,026,172	5,073,132,304

ACCRUALS AND DEFERRALS
Accrued expenses and other deferred income		12,244,134		13,806,025

TOTAL ACCRUALS AND DEFERRALS		12,244,134		13,806,025

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		13,541,120,637		12,986,723,392

(**)	Amounts due beyond one year.

MEMORANDUM ACCOUNTS

(In euro)

	12.31.2003	12.31.2002
GUARANTEES PROVIDED
Guarantees
on behalf of affiliated companies	209,166,003	202,390,490
on behalf of parent companies	—	0
on behalf of others	27,019,928	21,083,108
Total guarantees	236,185,931	223,473,598
Other
on behalf of subsidiaries	425,828,243	4,374,466
on behalf of affiliated companies	453,166,906	—
on behalf of others	51,000,000	51,000,000
Total other	929,995,149	55,374,466

TOTAL GUARANTEES PROVIDED	1,166,181,080	278,848,064

COLLATERAL PROVIDED
For own obligations, excluding liabilities	—	1,549,371

TOTAL COLLATERAL PROVIDED	—	1,549,371

PURCHASE AND SALES COMMITMENTS	4,988,021	53,991,955
OTHER	1,201,186	1,716,408

TOTAL	1,172,370,287	336,105,798

2003 ANNUAL REPORT	157

STATEMENT OF INCOME

(In euro)

	Financial Year 2003	Financial Year 2002
PRODUCTION VALUE
Sales and service revenues	9,468,628,644	9,021,804,611
Other revenues and income
operating grants	27,935	177,150
other	31,125,616	33,470,769
Total other revenues and income	31,153,551	33,647,919

TOTAL PRODUCTION VALUE	9,499,782,195	9,055,452,530

PRODUCTION COST
Raw materials, supplies and merchandise	592,802,631	621,060,875
Services	2,819,681,875	2,714,050,255
Use of property not owned	569,184,826	643,256,284
Labor costs:
wages and salaries	315,037,917	344,027,491
social security contributions	98,854,467	105,706,951
termination indemnities	20,002,917	20,977,756
other costs	7,410,294	7,720,821
Total labor costs	441,305,595	478,433,019
Amortization, depreciation and write-downs
amortization of intangible assets	424,123,230	492,943,694
depreciation of fixed assets	658,858,407	660,272,395
write-downs of receivables included in working capital and liquid assets	66,299,331	51,252,675
Total amortization, depreciation and write-downs	1,149,280,968	1,204,468,764
Changes in inventories of raw materials, supplies and merchandise	15,357,884	11,927,909
Provisions for risks	—	206,400
Other provisions	14,850,669	38,270,519
Miscellaneous operating costs
losses	1,462,945	3,198,135
contribution for excercise of TLC operations	5,034,575	158,122,159
other costs	27,846,148	29,040,594
Total miscellaneous operating costs	34,343,668	190,360,888

TOTAL PRODUCTION COST	(5,636,808,116)	(5,902,034,913)

NET PRODUCTION VALUE	3,862,974,079	3,153,417,617

FINANCIAL INCOME AND EXPENSES
Other financial income
from receivables included in investments
other	342,801	2,666,935
Total other financial income	342,801	2,666,935
securities, other than equity investments, included in long-term investments	102,517	106,820
other income different from the above
interests and commissions from subsidiaries	—	—
interests and commissions from affiliated companies	1,645	—
interests and commissions from parent companies	17,812,273	17,652,433
interests and commissions from other sources and miscellaneous income	5,340,030	7,739,568
Total other income different from the above	23,153,948	25,392,001
Total other financial income	23,599,266	28,165,756
Interests and other financial expenses
interests and commissions to subsidiaries	1,623,455	1,753,135
interests and commissions to parent companies	5,809,670	6,728,280
interests and commissions to other sources and miscellaneous expenses	12,608,882	34,038,782
Total interests and other financial expenses	(20,042,007)	(42,520,197)

NET FINANCIAL INCOME (EXPENSE)	3,557,259	(14,354,441)

2003 ANNUAL REPORT	158

(In euro)

	Financial Year 2003	Financial Year 2002
VALUE ADJUSTMENTS TO FINANCIAL ASSETS
Write-downs
of equity investments	4,520,090	12,069
of long-term investments other than equity investments	1,836,458	—
of securities, other than equity investments, included in working capital	371,717	1,372,382

TOTAL VALUE ADJUSTMENTS TO FINANCIAL ASSETS	(6,728,265)	(1,384,451)

EXTRAORDINARY INCOME AND EXPENSES
Income	646,610,002	216,251,639
Expense
taxes incurred in previous financial years	(7,670,062)	(718,574)
provisions and write-downs to equity investments	(618,000,000)	(2,952,000,000)
other	(29,118,646)	(392,058,272)
Total expense	(654,788,708)	(3,344,776,846)

NET EXTRAORDINARY INCOME AND EXPENSES	(8,178,706)	(3,128,525,207)

INCOME BEFORE TAXES	3,851,624,367	9,153,518

Income taxes
current taxes	1,441,103,000	731,124,000
deferred taxes	88,897,000	(986,124,000)
Total income taxes	1,530,000,000	(255,000,000)

NET INCOME FOR THE PERIOD	2,321,624,367	264,153,518

2003 ANNUAL REPORT	159

NOTES

The financial statements for the year ended December 31, 2003 have been drawn up in accordance with the statutes of the Italian Civil Code. The most significant principles adopted in preparing the financial statements at December 31, 2003, and the contents and changes in the individual items are illustrated below.

In order to show meaningful comparisons, data from previous financial years have been appropriately reclassified when necessary.

No exceptional cases arose during the financial year 2003 which would have required recourse to waivers pursuant to Art. 2423(4), of the Italian Civil Code.

Pursuant to Legislative Decree No.127/1991, consolidated financial statements have been drawn up and are presented together with the Company financial statements.

The consolidated Statement of Cash Flows, present in the Report on Operations is an integral part of the Notes pursuant to Art. 2423(3) of the Italian Civil Code.

All the figures are expressed in thousands of Euro, unless otherwise specified.

ACCOUNTING PRINCIPLES

The accounting principles adopted in preparing the consolidated financial statements for the year ended December 31, 2003 comply with Art. 2426 of the Italian Civil Code. Moreover, these criteria are uniform with respect to those for the previous year, with the exception of the aspects indicated below with reference to intangible assets.

Intangible assets

Intangible assets are shown at purchase or production cost and are systematically amortized every financial year based on their remaining useful life.

As of 2003, for certain categories of intangible assets the method for calculating the relevant amortization allowance was modified, aligning the starting date for calculating amortization with the date the asset actually went into operation. This refinement, which was made in order to improve the comprehension and comparability of the figures, led to a reduction of approximately Euro 105,925 thousand in the amortization allowance for intangible assets.

Appropriate write-down is made to intangible assets when the investment made is considered unlikely to be fully recovered, aligning the cost with the market value, in the event of sale, or with use value. In future financial statements, the value of the write-downs will not be reported in cases in which the reasons for the write-down cease to exist.

The amortization criteria that have been applied are detailed below.

Start-up and expansion costs: with the consent of the External Auditors, these are shown and amortized in a period not exceeding five years from the financial year in which they matured or were incurred. With reference to the provisions of Art. 2426(5), of the Italian Civil Code, it is noted that the amount of available reserves exceeds the scheduled amortization for these items.

Industrial patents and intellectual property rights: these are amortized according to their presumed useful life on a five-year basis or a three-year basis in the case of software, beginning in the first financial year of effective operational use.

Franchises, licenses, trademarks and similar rights: these are amortized according to the expected period of use as determined by contract or by law.

Other: these involve improvements to third-party buildings and are amortized in a period of five years.

Work in progress: these are shown for the direct amount of cost incurred for the acquisition of assets, third-party services, and miscellaneous expenses.

Fixed assets

These are shown at purchase or production cost, depreciated according to their residual useful life based on the following criteria. The cost for assets transferred from Telecom Italia at the time of the demerger included write-ups made pursuant to special laws on outstanding assets as of December 31, 1981 (Law 576 of December 2, 1975 and Law 72 of March 19, 1983) as well as mandatory revaluations of real estate (acquired as of December 31, 1990 and shown on the balance sheet at December 31, 1991) pursuant to Law 413 of December 30, 1991.

2003 ANNUAL REPORT	160

Fixed assets are systematically depreciated each financial year on a straight-line basis according to the remaining useful life of the asset. Starting on January 1, 2002, the above “useful life” values were revised, also considering the foreseeable evolution of new technologies. Ordinary maintenance costs were fully posted to the Statement of Income for the period in which they were incurred.

Mobile radio equipment owned by the company or leased to customers was depreciated fully in the period of acquisition, given that these devices have a low unit cost and a short useful life.

Work in progress: these are shown for the direct amount of cost incurred for the acquisition of assets, third-party services, and miscellaneous expenses.

Long-term investments

•	Equity investments: long-term equity investments are entered at purchase or subscription cost, applying the criterion of weighted average cost per movement in the event of changes. For companies that present performance leading to the assumption of long-term loss of value, the amount is adjusted – through specific write-downs – to the value attributable to the subsidiary. Losses in value exceeding the corresponding book value are shown in the “reserves for risks and charges”.

Write-downs to equity investments are not carried forward to successive financial years if the conditions generating them cease to exist. The cost of equity investments in foreign companies has been converted to Euro at the exchange rate prevailing at the time of acquisition or underwriting.

•	Other securities other than equity investments: if acquired with the intention that they will remain in the portfolio until their maturity, these are shown among long-term investments at purchase cost adjusted for the ownership proportion of the difference between purchase cost and repayment value.

Inventories

Inventories are shown at the lesser of realizable value and purchase cost, determined using the method of weighted average cost. The inventories of merchandise exceeding foreseeable production needs, slow-moving items and goods that are becoming obsolescent are written down as necessary to reflect their presumable market value.

Accounts receivable and payable

Receivables included in long-term investments and working capital are entered at their estimated market value.

Accounts payable are shown at their nominal value.

Accounts receivable and payable in foreign currencies are entered at the year-end exchange rates, as provided for by National Accounting Principle No. 26. The differences that are generated between the values of these financial entries, converted at the year-end exchanges rates, and the values of the entries at the original exchange rates are posted to the Statement of Income under financial income – if positive – or under financial expense – if negative.

Accounts receivable owed to the Company by its dealers are subject to sale “without recourse” to factoring companies (within pre-set limits). When each amount due matures, the factor pays to the Company the nominal value of the account receivable, net of amounts due to dealers for services rendered. The Company has not issued any guarantees to cover these transactions.

Treasury stock

Treasury stock is posted to working capital since it is subject to future sale and has been acquired on the market in implementation of the Shareholders’ Meetings of June 15, 1999 and April 12, 2000. These shares are shown at the lesser of cost value and market value. For the purpose of progressive alignment with international accounting principles, starting with the 2003 Annual Report, for securities included in working capital the Company changed its method for determining cost flows (from “FIFO” to “weighted average per movement”). Given that during the period there were no new acquisitions or sales of securities included in working capital, and since the value of the treasury stock was adjusted to the market value at the end of last year, the change in criterion did not entail any adjustments in book values. A corresponding shareholders’ equity reserve has been opened on the liability side of the balance sheet for an amount equal to the value of the shares shown on the asset side.

Accruals and deferrals

These are shown for the period in which the relevant costs and income items occur.

Reserves for risks and charges

Reserve for deferred taxes: this includes deferred taxes, net of advance tax payments made, whenever the conditions arise, deriving from temporary differences between the values attributed to assets and liabilities according to accounting criteria and the value attributed to the same assets and liabilities for tax purposes.

Prepaid taxes that do not offset deferred taxes are entered under “accounts receivable from others” in working capital.

2003 ANNUAL REPORT	161

In accordance with the conservative principle, deferred tax assets are not shown if it is not reasonably certain that taxable income will be higher than the differences that will be offset in the financial years in which the relative temporary differences will be settled. The deferred taxes on tax-suspension reserves are shown when it is expected that these reserves will be distributed, or in any case used, and that the distribution or use will generate tax liabilities.

Other: this item includes provisions set aside to cover certain or probable charges whose precise amounts or settlement dates could not be determined as of the close of the financial year.

Reserve for employee termination indemnities

The reserve for employee termination indemnities, entered net of advances paid, is determined based on the provisions of Art. 2120 of the Civil Code and of Law No. 297 of May 29, 1982 calling for mandatory write-up, and based also on the collective labor agreement. The reserve is adjusted to the requirements maturing at the end of the year in favor of working staff at that date. Long-term investments, under “Accounts receivable from others”, also include receivables deriving from advance tax payments on the reserve for employee termination indemnities pursuant to Law No. 662 of December 23, 1996, and subsequent amendments and riders.

Revenues and costs

These are shown in the Financial Statements on an accrual basis.

In particular, activation fees are shown at the moment the contract is stipulated since they correspond to activation costs. The item “traffic revenues”, referring to telecommunications services, includes charges that the Company has invoiced to its customers but that must be paid over to other domestic and foreign fixed and mobile telephone network operators.

Contributions

Both operating grants and contributions to plant are recorded under revenues in the accounting period in which the evidentiary documentation is acquired or in the accounting period in which the relative costs are borne when it is certain that their issue is based on consolidated procedures.

Specifically, contributions to plant are posted to the statement of income in correlation with the amortization plan for the assets to which they refer, using the deferred-income method.

Leased assets

Leased operating assets are shown in the financial statements in accordance with the accounting framework emerging from the current legal interpretation on this subject. This prescribes that, for the party using the assets, leasing fees be shown among costs incurred during the financial year.

Income taxes

Income taxes are calculated based on a realistic forecast of the charges in accordance with tax laws currently in force. The related amount payable is shown under “taxes payable” net of advance payments, withholdings, and tax credits. Any credit position is recorded under “other receivables”.

Deferred taxes are calculated as described in the section “Reserves for risks and charges”.

Memorandum accounts

“Guarantees provided” are shown at the same nominal value of the guarantee net of any counter-guarantees received, in order to reduce the risk and potential exposure in relation to the guaranteed party.

“Purchase and sales commitments” refer to contracts with deferred performance, for which Company has obligations to third parties and vice-versa effective as of the time the contracts were stipulated. Commitments are evaluated based on contracts outstanding at the end of period. With regard to the specific items listed here, it must be noted that goods received under leasing agreements have been entered for the amount of the installments expiring in future periods, increased by the redemption value.

*    *    *

Information concerning relations with related parties and, in particular, with subsidiary, affiliated and parent companies and subsidiaries of the latter, is provided for the main items of the balance sheet and statement of income for which such data is relevant. This information is considered exhaustive in relation to the requirements of Art. 2428 of the Italian Civil Code and to CONSOB memoranda No. 97001574 of February 20, 1997 No. 98015375 of February 27, 1998 and No. 2064231 of September 30, 2002 and of article 150, sub-section 1, Legislative Decree no. 58 of 1998. All the transactions conducted with these firms have been completed based on normal market conditions or specific regulatory provisions.

2003 ANNUAL REPORT	162

ASSETS

INTANGIBLE ASSETS, FIXED ASSETS AND LONG-TERM INVESTMENTS
(Euro 9,177,925 thousand at December 31, 2002)	Euro 9,160,547 thousand

This item decreased by Euro 17,378 thousand compared to December 31, 2002.

INTANGIBLE ASSETS	Euro 2,944,177 thousand
(Euro 2,809,216 thousand at December 31, 2002)

This item increased by Euro 134,961 thousand compared to the previous period.

The statements listed below illustrate the changes that occurred in intangible assets, and their composition at the beginning and end of the financial year; write-down values are indicated separately.

INTANGIBLE ASSETS AS OF 12.31.2002

	Cost	Accumulated amortization
(in thousands of Euro)	Gross cost	Write- down	Gross accumu- lated amortiz.	Write- down	Book value
Start-up and expansion costs	34,348	(15,397)	(19,897)	8,527	7,581
Research, development and advertising costs	27,940	(27,940)	(15,472)	15,472	—
Industrial patents and intellectual property rights	1,512,854	(7,537)	(1,140,193)	5,943	371,067
Franchises, licenses, trademarks and similar rights	2,445,497	(7,272)	(128,073)	1,676	2,311,828
Goodwill	2,061	(2,061)	(1,188)	1,188	—
Work in progress and advances	85,161	(262)	—	—	84,899
Other intangible assets	235,440	(75,254)	(147,982)	21,637	33,841

Total	4,343,301	(135,723)	(1,452,805)	54,443	2,809,216

CHANGE FOR THE YEAR
(in thousands of Euro)	Acquisitions/ Capitalization	Reclassi- fication	Net value of disposals/ write- offs/ transfers	Amorti- zation	Total change for the year
Start-up and expansion costs	—	—	—	(3,790)	(3,790)
Research, development and advertising costs	—	—	—	—	—
Industrial patents and intellectual property rights	391,471	46,086	0	(280,789)	156,768
Franchises, licenses, trademarks and similar rights	—	—	0	(121,970)	(121,970)
Goodwill	—	—	—	—	—
Work in progress and advances	144,077	(49,547)	—	—	94,530
Other intangible assets	26,272	725	0	(17,574)	9,423

Total	561,820	(2,736)	0	(424,123)	134,961

INTANGIBLE ASSETS AS OF 12.31.2003
	Cost	Accumulated amortization
(in thousands of Euro)	Gross cost	Write- down	Gross accumu- lated amortiz.	Write- down	Book value
Start-up and expansion costs	34,348	(15,397)	(23,687)	8,527	3,791
Research, development and advertising costs	27,940	(27,940)	(15,472)	15,472	—
Industrial patents and intellectual property rights	1,950,092	(7,537)	(1,420,663)	5,943	527,835
Franchises, licenses, trademarks and similar rights	2,441,070	(7,272)	(245,616)	1,676	2,189,858
Goodwill	2,061	(2,061)	(1,188)	1,188	—
Work in progress and advances	179,691	(262)	—	—	179,429
Other intangible assets	243,196	(75,254)	(146,315)	21,637	43,264

Total	4,878,398	(135,723)	(1,852,941)	54,443	2,944,177

2003 ANNUAL REPORT	163

All the write-downs posted for FY 2002 refer to assets acquired with the incorporation of Blu S.p.A., for which there was not longer any need to maintain capitalization.

A share of investments for the period, amounting to Euro 140,756 thousand, refers to transactions with related parties, chiefly IT Telecom S.p.A. and Telemedia Applicazioni S.p.A.

Startup and expansion costs	Euro 3,791 thousand
(Euro 7,581 thousand at December 31, 2002)

This item decreased by Euro 3,790 thousand compared to December 31, 2002.

This item involves costs capitalized during FY 2000 for capital transactions, such as the conversion of savings shares into ordinary shares and the capital increase reserved for Telecom Italia S.p.A., underwritten through the transfer of Stet Mobile Holding shares (currently TIM International N.V.).

The change for the period refers exclusively to amortization.

Research, development and advertising costs	(Euro - thousand)
(Euro – thousand at 31 December 2002)

There were no changes for the period.

Industrial patents and intellectual property rights	Euro 527,835 thousand
(Euro 371,067 thousand at December 31, 2002)

This item increased by Euro 156,768 thousand with respect to December 31, 2002 and is connected mainly to software for the period. The change stems from new investments (Euro 391,471 thousand) and the reclassification of intangible assets in progress for changeovers during the period (Euro 46,086 thousand), net of amortization posted to the accounts (Euro 280,789 thousand).

Franchises, licenses, trademarks and similar rights	Euro 2,189,858 thousand
(Euro 2,311,828 thousand at December 31, 2002)

This item decreased by Euro 121,970 thousand compared to December 31, 2002, mainly for amortization posted during the year. It includes the UMTS license (gross value Euro 2,417,018 thousand) and the “Wireless Local Loop” license (gross value Euro 16,780 thousand).

The UMTS license, acquired at the end of FY 2000, was entered at its awarded auction value. Starting in January 2002, the amortization of the license was initiated – even though its commercial exploitation has not yet begun – with the purpose of obtaining the fiscal benefit associated with the deductibility of the relative cost. The portion allocated to the period amounts to Euro 120,851 thousand. If this amortization had not been entered in the books, considering the evolution of tax regulations, net income would have been Euro 2,401 million (Euro 3,976 million pre-tax) and the shareholders’ equity would have been Euro 9,107 million.

For the “Wireless Local Loop” license, acquired in 2002, amortization for the period amounted to Euro 1,119 thousand.

Goodwill	(Euro - thousand)
(Euro - thousand at December 31, 2002)

There were no changes during the period.

Work in progress and advances	Euro 179,429 thousand
(Euro 84,899 thousand at December 31, 2002)

This item increased by Euro 94,530 thousand compared with December 31, 2002, due to the higher value of the investments compared to the reclassifications conducted for the movements in the period.

Other	Euro 43,264 thousand
(Euro 33,841 thousand at December 31, 2002)

This item increased by Euro 9,423 thousand compared to December 31, 2002 and comprises improvements on third-party buildings. Investments for the period totaled Euro 26,272 thousand.

Reclassifications made on the book value of the improvements to third-party buildings involved:

•	Euro 3,914 thousand in assets put into operation;

•	Euro 3,189 thousand for the net value of the improvements transferred to increase the value of industrial buildings, following redemption from leasing companies.

2003 ANNUAL REPORT	164

The intangible assets that were sold / eliminated / transferred during the period are detailed below.

It must be noted that on December 1, 2003 the transfer of a line of business was finalized between TIM, as the transferor, and EMSA Servizi S.p.A. in order to implement the process of externalizing the activities involved in preparing and maintaining Company buildings, as well as all services supporting core business.

The intangible assets transferred as a result of this transaction are the ones entered under “Industrial patents and intellectual property rights”.

ASSETS DISPOSED OFF/WRITTEN OFF/TRANSFERRED

	Cost	Accumulated amortization
(in thousands of Euro)	Gross cost	Write-down	Gross accumu- lated amortiz.	Write- down	Book value
Start-up and expansion costs	—	—	—	—	—
Research, development and advertising costs	—	—	—	—	—
Industrial patents and intellectual property rights	319	—	(319)	—	0
Franchises, licenses, trademarks and similar rights	4,427	—	(4,427)	—	0
Goodwill	—	—	—	—	—
Work in progress and advances	—	—	—	—	—
Other intangible assets	17,668	—	(17,668)	—	0

Total	22,414	—	(22,414)	—	0

FIXED ASSETS	Euro 2,107,895 thousand
(Euro 2,174,669 thousand at December 31, 2002)

These decreased by Euro 66,774 thousand compared to December 31, 2002 due to the value of the investments (Euro 632,334 thousand) and reclassification from other items (Euro 2,736 thousand), which totaled less than the amortization allowances allocated (Euro 679,758 thousand) and the net value of the divestments (Euro 22,086 thousand).

A share of the investments for the period, in the amount of Euro 32,880 thousand, pertains to transactions with related parties, chiefly IT Telecom S.p.A.

The statements listed below illustrate the changes that occurred during the period, and their composition at the beginning and end of the financial year; write-down values are indicated.

It must be noted that the write-downs posted in the 2002 Annual Report involved the residual values of the fixed assets of Blu S.p.A. (incorporated in 2002), taking into account the change in their future use or their lower estimated market value.

FIXED ASSETS AS OF 12.31.2002
	Cost			Accumulated depreciation
(in thousands of Euro)	Gross cost	Write- down	Revaluation	Gross accumu- lated deprec.	Write- down	Book value
Land and buildings
- non-industrial	601	—	13	—	—	614
- industrial	37,480	(9,682)	1,984	(13,481)	1,612	17,913
Total land and buildings	38,081	(9,682)	1,997	(13,481)	1,612	18,527
Plant and machinery	5,317,452	(88,201)	344	(3,562,509)	21,442	1,688,528
Manufacturing and commercial equipment	88,219	(5,415)	2	(59,941)	1,937	24,802
Other fixed assets	545,865	(6,952)	7	(337,671)	2,344	203,593
Work in progress and advances	241,135	(1,916)	—	—	—	239,219

Total	6,230,752	(112,166)	2,350	(3,973,602)	27,335	2,174,669

2003 ANNUAL REPORT	165

CHANGE FOR THE YEAR

(in thousands of Euro)	Acquisitions/ Capitalization	Reclassi- fication	Net value of disposals/write- offs/transfers	Depre- ciation	Total change for the year
Land and buildings
- non-industrial	—	—	—	—	—
- industrial	16,773	3,189	(19,565)	(6,796)	(6,399)
Total land and buildings	16,773	3,189	(19,565)	(6,796)	(6,399)
Plant and machinery	289,826	33,052	(2,094)	(581,214)	(260,430)
Manufacturing and commercial equipment	10,752	—	—	(12,163)	(1,411)
Other fixed assets	25,540	56,542	(427)	(79,585)	2,070
Work in progress and advances	289,443	(90,047)	—	—	199,396

Total	632,334	2,736	(22,086)	(679,758)	(66,774)

FIXED ASSETS AS OF 12.31.2003
	Cost		Accumulated depreciation
(in thousands of Euro)	Gross cost	Write- down	Revaluation	Gross accumu- lated deprec.	Write- down	Book value
Land and buildings
- non-industrial	601	—	13	—	—	614
- industrial	37,664	(9,682)	1,984	(20,064)	1,612	11,514
Total land and buildings	38,265	(9,682)	1,997	(20,064)	1,612	12,128
Plant and machinery	5,570,951	(84,218)	344	(4,077,484)	18,505	1,428,098
Manufacturing and commercial equipment	98,566	(5,131)	2	(71,699)	1,653	23,391
Other fixed assets	620,148	(6,710)	7	(410,017)	2,235	205,663
Work in progress and advances	440,531	(1,916)	—	—	—	438,615

Total	6,768,461	(107,657)	2,350	(4,579,264)	24,005	2,107,895

Details on the assets that were sold / eliminated / transferred during the period are listed in the table below.

ASSETS DISPOSED OFF/WRITTEN OFF/TRANSFERRED

	Cost		Accumulated depreciation
(in thousands of Euro)	Gross cost	Write- down	Revaluation	Gross accumu- lated deprec.	Write- down	Book value
Land and buildings
- non-industrial	—	—	—	—	—	—
- industrial	21,351	—	—	(1,786)	—	19,565
Total land and buildings	21,351	—	—	(1,786)	—	19,565
Plant and machinery	69,379	(3,983)	—	(66,239)	2,937	2,094
Manufacturing and commercial equipment	405	(284)	—	(405)	284	—
Other fixed assets	7,799	(242)	—	(7,239)	109	427
Work in progress and advances	—	—	—	—	—	—

Total	98,934	(4,509)	—	(75,669)	3,330	22,086

It must be noted that during H1 2003, TIM transferred to FMP Italy 1 S.r.l. (a subsidiary of the Telecom Italia Group) the ownership of an industrial building acquired with a leasing contract and redeemed during this period by Teleleasing S.p.A. (an affiliate of the Telecom Italia Group). The transaction generated a gain of Euro 9,435 thousand, which was entered under net extraordinary income.

Furthermore, in addition to the transfer of a line of business detailed under “Intangible assets”, on January 1, 2003 the transfer of a line of business was completed between TIM, as the transferor, and Telecom Italia S.p.A., in order to implement the process of integrating part of the administrative activities within Telecom Italia. The fixed assets listed mainly under the categories of “Plant and Machinery”, “Manufacturing and commercial equipment” and “Other fixed assets” were transferred as a result of these transactions.

2003 ANNUAL REPORT	166

In compliance with the provisions of Article 10 of Law No. 72/1983, the following statement lists the values of the write-ups shown on the Company’s Balance Sheet at December 31, 2003.

(in thousands of Euro)	Land and buildings	Plant and machinery	Manufacturing and commercial equipment	Other fixed assets	Total
Revaluations
- under law No. 576 of 12.2.1975	87	29	2	—	118
- under law No. 72 of 03.19.1983	538	315	—	7	860
- under law No. 413 of 12.30.1991	1,372	—	—	—	1,372

Total	1,997	344	2	7	2,350

LONG-TERM INVESTMENTS	Euro 4,108,475 thousand
(Euro 4,194,040 thousand at December 31, 2002)

This item decreased by Euro 85,565 thousand compared to December 31, 2002 and is detailed as follows:

(in thousands of Euro)	12.31.2003	12.31.2002
Equity investments in:
- subsidiaries	3,964,877	4,167,275
- affiliated companies	1,469	5,989
- other companies	536	535

	3,966,882	4,173,799

Advances on future capital contributions	120,940	—
Receivables
- from others	17,681	15,578
Other securities	2,972	4,663

Total	4,108,475	4,194,040

Equity investments	Euro 3,966,882 thousand
(Euro 4,173,799 thousand at December 31, 2002)

Subsidiaries	Euro 3,964,877 thousand
(Euro 4,167,275 thousand at December 31, 2002)

The item refers to the holding of equity investments in TIM International N.V. The subsidiary’s book value was increased in 2003 due to the conversion to share capital of payments for future capital increases made during the financial year, amounting to Euro 415,602 thousand.

The book value determined as indicated, equivalent to Euro 8,066,877 thousand and already written down by Euro 3,484,000 thousand in previous periods, was further adjusted in the 2003 accounts by Euro 618,000 thousand, considering the subsidiary’s updated evaluation with regard to its international portfolio. Specifically, the Dutch holding company took write-downs on subsidiaries Digitel and TIM Perù, and for the Venezuelan subsidiary it allocated Euro 59 million to reserves for risks and charges on equity investments. For TIM S.p.A., these evaluations and entries required adjusting the book value of the Dutch holding company for a total of Euro 618 million.

Affiliated companies	Euro 1,469 thousand
(Euro5,989 thousand at December 31, 2002)

This item decreased by Euro 4,520 thousand compared to December 31, 2002 following the write-down taken to align the book value of the equity investment in Edotel S.p.A. to the corresponding share of shareholders’ equity at December 31, 2003.

2003 ANNUAL REPORT	167

Other companies	Euro 536 thousand
(Euro 535 thousand at December 31, 2002)

The increase of Euro 1 thousand in this item with respect to December 31, 2002 can be attributed to the Company’s participation in the “ABI LAB – Centro di ricerca e sviluppo delle tecnologie per la banca” consortium. The goal of this consortium, which is promoted by Associazione Bancaria Italiana (with the participation of the leading operators in the mobile sector and of Telecom Italia as technological partners), is to establish a qualified technological R&D center for the banking sector.

Advances on future capital contributions	Euro 120,940 thousand
(Euro - thousand at December 31, 2002)

This item refers to advances on future capital contributions disbursed by the Company to TIM International N.V. (Euro 120,460 thousand) and Edotel S.p.A. (Euro 480 thousand).

With regard to subsidiary TIM International N.V., the purpose of these payments is to support the development of the TIM Group abroad, chiefly in South America. Disbursements of Euro 536,062 thousand were made during the year, of which Euro 415,602 thousand were converted to capital following the resolution passed by the Shareholders’ Meeting held by the subsidiary on December 17, 2003.

With regard to affiliate Edotel S.p.A., these payments were necessary in order to equip the company with the means required to underwrite an increase in the share capital of Holding Banca della Rete S.p.A., an indirect subsidiary.

The statements detailing changes during the period in the equity investments and advances on capital contributions, as well as the list of equity investments held by TIM S.p.A., are listed in the annex to these Notes (Annexes 1 and 2).

Receivables	Euro 17,681 thousand
(Euro 15,578 thousand at December 31, 2002)

This item increased by Euro 2,103 thousand compared to December 31, 2002 and refers to:

•	loans granted to employees for Euro 16,827 thousand;

•	tax credits for advanced employee indemnity payments (written up by Euro 48 thousand pursuant to Law No. 662/1996, and subsequent amendments and riders) for Euro 854 thousand. The write-up has been entered under the financial income items.

A breakdown of receivables falling due within and beyond five years is shown in these Notes (Annex 3).

Securities	Euro 2,972 thousand
(Euro 4,663 thousand at December 31, 2002)

This item decreased by Euro 1,691 thousand compared to December 31, 2002 and is detailed as follows:

•	Long-term Treasury Bonds maturing on January 1, 2004 for Euro 1,033 thousand, and Treasury Credit Certificates maturing on May 1, 2004 for Euro 517 thousand;

•	paid-in shares in the Saturn Venture Partners LLC investment fund, for a total of Euro 1,422 thousand.

WORKING CAPITAL	Euro 4,336,814 thousand
(Euro 3,771,320 thousand at December 31, 2002)

INVENTORIES	Euro 20,288 thousand
(Euro 35,645 thousand at December 31, 2002)

Merchandise	Euro 20,288 thousand
(Euro 35,645 thousand at December 31, 2002)

Year-end stock values were composed as follows:

•	Euro 18,698 thousand in mobile radio equipment and relevant accessories;

•	Euro 1,590 thousand in equipment acquired following completion of the transfer of the line of business from Wind S.p.A. to TIM that, for the Company, generated the acquisition of assets related to the “Core Network” of Blu S.p.A., part of which could not be used by the TIM network and were thus resold.

The amount is posted net of an overall write-down of Euro 18,187 thousand, which was entered to align the stock value with the estimated market value.

2003 ANNUAL REPORT	168

ACCOUNTS RECEIVABLE	Euro 4,309,255 thousand
(Euro 3,602,074 thousand at December 31, 2002)

This item increased by Euro 707,181 thousand compared to December 31, 2002.

The table below details the balance at the beginning and end of the financial year, as well as changes during the period, for each category of receivables.

	12.31.2002	Change for the year			12.31.2003
(in thousands of Euro)		Uses	Provisions	Other changes
Trade accounts receivable	1,470,378	—	—	(10,560)	1,459,818
- doubtful debts	(89,200)	39,346	(55,146)	(6,000)	(111,000)
Total trade accounts receivable	1,381,178	39,346	(55,146)	(16,560)	1,348,818
From subsidiaries	30,338	—	—	1,699	32,037
From affiliated companies	9,530	—	—	1,857	11,387
- doubtful debts	—	—	(11,153)	—	(11,153)
Total from affiliated companies	9,530	—	(11,153)	1,857	234
From parent companies	280,600	—	—	1,370,879	1,651,479
From others:
Government and other public entities for contributions and subsidies	16,068	—	—	(3,498)	12,570
Other	1,884,360	—	—	(620,243)	1,264,117
Total from others	1,900,428	—	—	(623,741)	1,276,687

Total	3,602,074	39,346	(66,299)	734,134	4,309,255

Trade receivables, gross of the relevant write-down reserves, totaled Euro 1,459,818 thousand, for a decrease of Euro 10,560 thousand compared to December 31, 2002. At year-end, the reserves for write-downs on receivables totaled Euro 111,000 thousand, following the utilization of Euro 39,346 thousand.

In 2003, the Company factored Euro 3,410 million worth of trade accounts receivable. At December 31, 2003, the transferred receivables that had not yet matured amounted to Euro 388 million.

Accounts receivable arising from trade transactions with related parties totaled Euro 24,919 thousand, mainly in relation to Telecom Italia Sparkle S.p.A. and IT Telecom S.p.A.

Receivables from subsidiaries increased by Euro 1,699 thousand compared to December 31, 2002 and mainly involved trade accounts (Euro 22,457 thousand), as they are connected mainly to traffic revenues.

Receivables from affiliates, gross of the relevant write-down reserves of Euro 11,153 thousand, totaled Euro 11,387 thousand, up Euro 1,857 thousand compared to December 31, 2002. The write-down reserves were established at the end of the current year to take into account the lower estimated market value of various types of receivables from affiliate Is TIM. Of the net year-end balance, Euro 66 thousand is represented by financial items, Euro 141 thousand by trade items (also connected mainly to traffic revenues), and Euro 27 thousand by other items.

Receivables from parent companies increased by Euro 1,370,879 thousand with respect to December 31, 2002 and include the balance of the correspondence current account (Euro 1,440,461 thousand), trade receivables (Euro 208,557 thousand) and other items (Euro 2,461 thousand). The current account represents almost all of the liquid assets of TIM S.p.A., and it will be used for future tax payments and the payment of coupons.

2003 ANNUAL REPORT	169

Other receivables are detailed in the following table.

(in thousands of Euro)	12.31.2003	12.31.2002	Change
Tax credits	1,045,909	1,622,185	(576,276)
Payments to be recorded	2,415	2,786	(371)
Contributions and subsidies from the Government and other public entities	12,570	16,068	(3,498)
Receivables from employees	3,961	3,291	670
Other	211,832	256,098	(44,266)

Total	1,276,687	1,900,428	(623,741)

During FY 2003, the Company reclassified the entries for trade receivables and other receivables to achieve better representation of the nature of certain clearing accounts. This reclassification also involved the figures at December 31, 2002 for the purpose of uniformity (Euro 60,451 thousand).

Taxes receivable amounted to Euro 1,045,909 thousand, reflecting a decrease of Euro 576,276 thousand compared to December 31, 2002. This variation can be attributed mainly to the fact that, at the end of the last period, the excess in advances paid in 2002 towards income tax, with respect to the estimated amount due for current taxes, were entered under this item. Moreover, the VAT refund requested by Blu S.p.A., posted in the accounts at December 31, 2002 for Euro 41,110 thousand following incorporation, was collected in FY 2003.

Deferred tax assets (Euro 1,038,520 thousand), net of an offset with the reserve for deferred taxes (Euro 263 thousand), were also entered here. Advance taxes can be attributed almost entirely to the write-downs of subsidiary TIM International N.V., taken in 2002 and 2003, for the shares deductible in future periods.

Below is a breakdown by nature of the items which make up the net balance receivable:

(in thousands of euro)	12.31.2003	12.31.2002
Miscellaneous write-downs	750,170	786,473
Reserves for risks and charges and allowance for doubtful accounts	277,326	296,978
Other deferred tax assets	11,287	13,358
Deferred taxes	(263)	(8,211)

Total	1,038,520	1,088,598

Accounts receivable from related parties amounted to Euro 374 thousand, entirely from Emsa Servizi S.p.A.

A breakdown of accounts receivable and accrued income by maturity and type is shown at the end of these Notes (Annex 3).

SHORT-TERM FINANCIAL ASSETS	Euro 3,913 thousand
(Euro 4,285 thousand at December 31, 2002)

Treasury stock

This item refers to 897,835 ordinary TIM shares acquired in FY 2000, in compliance with the resolutions passed by the Shareholders’ Meetings of June 15, 1999 and April 12, 2000, for subsequent transfer to dealers. These shares remained on account with the Company after the offer to dealers had expired and their value was written down by Euro 372 thousand according to market prices. No new acquisitions or sale of shares were made during the course of the year.

2003 ANNUAL REPORT	170

LIQUID ASSETS	Euro 3,358 thousand
(Euro 129,316 thousand at December 31, 2002)

This item decreased by Euro 125,958 thousand compared to December 31, 2002. Of this amount, the sum of Euro 3,046 thousand refers to bank and postal deposits (down Euro 125,968 thousand compared to December 31, 2002), and Euro 312 thousand to cash and stamps on hand.

The change is attributable mainly to the closing of the fixed-term deposit at December 31, 2002, amounting to Euro 84,000 thousand, and related to the merger by incorporation of Blu S.p.A.

ACCRUALS AND DEFERRALS	Euro 43,760 thousand
(Euro 37,478 thousand at December 31, 2002)

This item increased by Euro 6,282 thousand compared to December 31, 2002.

Accrued income totaled Euro 1,858 thousand (Euro 990 thousand al December 31, 2002); financial accruals totaled Euro 1,822 thousand.

Deferred expenses, equivalent to Euro 41,902 thousand (Euro 36,488 thousand at December 31, 2002), include Euro 26,882 thousand for the reversal of the amount accrued for the 2004 rental of circuits charged by Telecom Italia S.p.A.

Accounts receivable from related parties amounted to Euro 29,579 thousand, principally from Telecom Italia S.p.A.

2003 ANNUAL REPORT	171

SHAREHOLDERS’ EQUITY AND LIABILITIES

SHAREHOLDERS’ EQUITY	Euro 8,956,270 thousand
(Euro 7,044,790 thousand at December 31, 2002)

Shareholders’ equity increased by Euro 1,911,480 thousand compared to December 31, 2002 due to the difference in net income for 2003 (Euro 2,321,624 thousand) and payment of the second installment of the 2002 dividend (Euro 410,144 thousand).

The following table shows the individual components of Shareholders’ Equity and the relative changes in the period.

	CHANGE FOR THE YEAR
(in thousands of Euro)	Balance as of 12.31.2002	Allocation of 2002 net income	Other changes	Balance as of 12.31.2003
Share capital	513,964	—	—	513,964
Share premium reserve	5,672,947	(147,321)	—	5,525,626
Legal reserve	103,942	—	—	103,942
Reserve for treasury stock	4,285	—	(372)	3,913
Other reserves:
Reserve under Law 342/2000 - Art. 14	303,827	—	—	303,827
Extraordinary reserve	113,207	—	372	113,579
Reserve for capital grants	14,681	—	—	14,681
Reserve for merger surplus	53,783	—	—	53,783
Retained earnings	—	1,331	—	1,331
Net income (loss) for the period	264,154	(264,154)	2,321,624	2,321,624

Total shareholders' equity	7,044,790	(410,144)	2,321,624	8,956,270

There were no changes in share capital in 2003, which amounts to Euro 513,964,432.74 and consists of 8,434,004,716 ordinary shares and 132,069,163 savings shares, each with a nominal value of Euro 0.06.

The share-premium account decreased by Euro 147,321 thousand compared to December 31, 2002 due to payment of the second installment of the 2002 dividend.

The Reserve for treasury stock decreased by Euro 372 thousand compared to December 31, 2002, following adjustment of the book value of TIM shares classified under working capital. Correspondingly, the extraordinary reserve increased by a similar amount.

Retained earnings amounted to Euro 1,331 thousand, equivalent to the difference between net income for 2002 and the aggregate dividend assigned to shareholders by the resolution taken by the Shareholders’ Meeting approving the Financial Statements.

To complete information regarding the amount and composition of shareholders’ equity, detailed below are the individual reserves included in shareholders’ equity, as well as an indication of the portions of these reserve that are restricted by law.

(in thousands of Euro)			Value as of 31.12.2003	Tied-up amounts	Non-tied up amounts
Capital reserves
Share premium account			5,525,626	—	5,525,626
Legal reserve			103,942	102,793	1,149
Merger surplus			53,783	—	53,783

Total capital reserves	(a	)	5,683,351	102,793	5,580,558

Income reserves
Reserve for treasury stock			3,913	3,913	—
Reserve Re. Law No. 342/2000			303,827	444	303,383
Extraordinary reserve			113,579	82,358	31,221
Reserve for capital grants			14,681	—	14,681

Total income reserves	(b	)	436,000	86,715	349,285

Total reserves	(a	)+(b)	6,119,351	189,508	5,929,843

2003 ANNUAL REPORT	172

The share-premium reserve can be distributed in its full amount because the legal reserve is larger than one-fifth of the share capital.

The legal reserve is available in the amount of Euro 1,149 thousand, i.e. the amount over the threshold set by Art. 2430 of the Italian Civil Code.

The merger surplus, generated in FY 2002 following the merger by incorporation of Blu S.p.A. into TIM, corresponds to the difference between the cancelled book value of this equity investment and the shareholders’ equity of the merged company. The entire amount can be distributed.

None of the reserve for treasury stock is available, as provided for by Art. 2357-ter of the Italian Civil Code.

Part of the reserve per Article 14 of Law No. 342/2000 and the extraordinary reserve cannot be distributed (in the amounts of Euro 444 thousand and Euro 78,567 thousand, respectively), given that these sums are locked up as a guarantee of the capital declared as own source of coverage for specific investment programs, as provided for by Law No. 488/92.

The extraordinary reserve can be distributed – as per Art. 2426 of the Italian Civil Code – for a further share equal to the residual value of the start-up and expansion costs entered on the asset side of the Balance Sheet (Euro 3,791 thousand).

LATENT TAX LIABILITIES ON SHAREHOLDERS’ EQUITY

(in thousands of euro)	Value as of 12.31.2003	Amount liened for tax purposes
Share capital	513,964	100,347
Reserve under Law No. 342/2000—Art. 14	303,827	303,827
Reserve for capital grants	14,681	14,681

Total reserves	318,508	318,508

Total	832,472	418,855

The reserve provided for by Art. 14 of Law No. 342/2000, established in the past in order to realign lower tax values of certain depreciable assets to higher values in the accounts, are still covered by tax relief arrangements. As provided for by law, payment would entail taxation of TIM for an amount equivalent to the reserve in its entirety, incremented by the substitute tax paid up to this date and for which – in this case – a tax credit of equal value would be attributed.

The entire amount of the reserve for capital grants benefits from tax relief arrangements. This reserve was attributed proportionally to TIM at the time of the partial spin-off of Telecom Italia in favor of TIM.

Lastly, it must be noted that the share capital benefits from tax relief in the amount of Euro 100,347 thousand, due to the attribution of several write-up reserves whose origin as part of TIM dates from the aforesaid spin-off.

2003 ANNUAL REPORT	173

RESERVES FOR RISKS AND CHARGES	Euro 659,803 thousand
(Euro 773,010 thousand at December 31, 2002)

This item decreased by Euro 113,207 thousand compared to the end of FY 2002.

Its composition and changes are summarized in the table below.

(in thousands of Euro)	Balance as of 12.31.2002	Uses	Provisions	Other changes	Balance as of 12.31.2003
For retirement payments and similar obligations:
For agents retirement indemnity	1,957	(1,940)	—	1,659	1,676
	1,957	(1,940)	—	1,659	1,676
For taxes:
For taxes	42,000	(42,000)	—	—	—
For deferred taxes	0	—	—	—	0
	42,000	(42,000)	—	—	—
Other reserves:
Reserve for technological update risks	320,412	(30,190)	—	—	290,222
Regulatory framework risk reserve	133,229	(19,038)	—	—	114,191
Other reserves for risks and charges	275,412	(30,730)	16,691	(7,659)	253,714
	729,053	(79,958)	16,691	(7,659)	658,127

Total	773,010	(123,898)	16,691	(6,000)	659,803

Reserve for retirement payments and similar obligations	Euro 1,676 thousand
(Euro 1,957 thousand at December 31, 2002)

This item decreased by Euro 281 thousand.

The reserve for agents’ retirement indemnity, which was entered under the item “Other reserves for risks and charges” through December 31, 2002, has been reclassified under the reserves for retirement payments more clearly reflecting the nature of this obligation.

Reserve for taxes	(Euro - thousand)
(Euro 42,000 thousand at December 31, 2002)

The reserve, also present on the financial statements for the year ended December 31, 2002, was used in its entirety as a result of adopting facilitated settlement provisions defined by Articles 8 and 15 of Italian Law No. 289/2002 as amended, related to the period 1997-2001. In particular, the incentives of said Article 15 allowed for the total settlement of the disputes related to the general tax audit carried out by the Guardia di Finanza (Tax-Police) for the fiscal years within this period.

Reserve for deferred taxes	Euro 0 thousand
(Euro 0 thousand at December 31, 2002)

Liabilities for deferred taxes were fully offset by the receivables for prepaid taxes, as done at the end of the previous period.

Other reserves for risks and charges	Euro 658,127 thousand
(Euro 729,053 thousand at December 31, 2002)

Of the reserve for technological modernization risks, equivalent to Euro 290,222 thousand, the amount of Euro 30,190 thousand was used during the period to cover depreciation on analog equipment and other operating costs for services offered using this technology.

The regulatory framework risk reserve (Euro 114,191 thousand) includes the estimate of future charges relating to TIM’s general obligations towards Agencies and Regulators in accordance with specific laws affecting the industry. During the period, the sum of Euro 19,038 thousand was used towards charges to free up frequencies (1800 MHz band).

2003 ANNUAL REPORT	174

Other reserves for risks and charges include the following:

•	The reserve for guarantee risks amounted to Euro 198,268 thousand. The reserve holds the provisions for any expenses to be borne by the Company for the counter-guarantees issued to Telecom Italia S.p.A. against a loan granted by Mediobanca S.p.A. to Is TIM and guaranteed by the Parent Company.

•	The reserve for prize events amounted to Euro 14,851 thousand. This covers estimated expenses based on the costs of prizes that, at the closing date, may be requested by participants in prize events organized by the Company. The change in this reserve, broken down by year, can be summarized as follows.

(in thousands of Euro)	Balance as of 12.31.2002	Uses	Provisions	Other changes	Balance as of 12.31.2003
year 2002	5,400	(5,400)	—	—	—
year 2003	—	—	14,851	—	14,851

Total	5,400	(5,400)	14,851	—	14,851

•	The reserve for value adjustment, acquired following the merger by incorporation of Blu, includes the remaining portion of the cost estimate required to adjust the activities of the incorporated firm to estimated market values. At year-end, this reserve totaled Euro 8,967 thousand and was unchanged with respect to December 31, 2002.

•	The reserve for transfer-related expenses, likewise acquired following the merger by incorporation of Blu, amounted to a total of Euro 25,520 thousand. This was established by the incorporated company in FY 2002 against the estimates of expenses for finalizing items pending at the close of contractual relations with the distribution network, expenses connected with dismantling equipment for the radio access network and the transmission network, and the divestment of circuits for connections with radio base stations. The sum of Euro 17,373 thousand was used during the period. Moreover, this reserve was reclassified for a total of Euro 7,659 thousand.

RESERVE FOR EMPLOYEE TERMINATION INDEMNITIES	Euro 87,926 thousand
(Euro 81,986 thousand at December 31, 2002)

This item increased by Euro 5,940 thousand compared to December 31, 2002; changes were as follows:

(in thousands of euro)

Balance at 12.31.2002	81,986
Changes for the period:
Income statement provisions for amounts accrued in the interest of employees for the period and for the revaluation pursuant to law No. 297/1982	20,003
Uses for:
- payments to employees who retired or left the company during the period	(3,715)
- advances pursuant to law No. 297/1982	(1,340)
- pension funds	(5,730)
- revaluation tax	(298)
Total uses	(11,083)
Transfers to/from other group companies and other changes	(2,980)

Balance at 12.31.2003	87,926

2003 ANNUAL REPORT	175

LIABILITIES	Euro 3,824,878 thousand
(Euro 5,073,131 thousand at December 31, 2002)

This item decreased by Euro 1,248,253 thousand compared to December 31, 2002 and is detailed as follows:

	12.31.2003		12.31.2002
(in thousands of Euro)	Financial	Trade and other accounts payable	Financial	Trade and other accounts payable
Due to banks	19	—	—	—
Due to other lenders	1,637	—	—	—
Trade accounts payable	—	1,888,242	—	1,818,599
Accounts payable to subsidiaries	—	655	250,000	957
Accounts payable to affiliated companies	—	3,536	—	1,377
Accounts payable to parent companies	—	398,448	1,252,719	323,910
Taxes payable	25,271	820,461	—	89,262
Contributions to pension and social security institutions	—	19,917	—	20,560
Other liabilities	—	666,692	117,063	1,198,684

Total	26,927	3,797,951	1,619,782	3,453,349

Accounts payable to banks are represented by negative bank-deposit balances.

Accounts payable to other lenders, which were not present at the end of the previous period, are composed of the remaining portion of a short-term loan (the original amount was Euro 6,549 thousand) granted by IBM ITALIA Servizi Finanziari S.p.A. against the assignment of invoices payable.

Trade accounts payable increased by Euro 69,643 thousand compared to December 31, 2002. A portion of these, equivalent to Euro 211,001 thousand, refers to accounts payable to related parties, mainly IT Telecom S.p.A. and Telecom Italia Sparkle S.p.A.

The decrease of Euro 250,302 thousand in accounts payable to subsidiaries with respect to December 31, 2002 is due mainly to the payment in FY 2003 of loans disbursed by TIM International N.V. (Euro 250,000 thousand at December 31, 2002). Trade entries, amounting to Euro 567 thousand, refer mainly to traffic by TIM users on the network of Group companies.

Accounts payable to affiliated companies increased by Euro 2,159 thousand compared to December 31, 2002, of which Euro 2,903 thousand for trade payables and Euro 633 thousand for other payables.

Accounts payable to parent companies decreased by Euro 1,178,181 thousand compared to December 31, 2002. Financial items were written off (Euro 1,252,719 thousand at December 31, 2002), trade payables decreased by Euro 33,527 thousand, and other payables increased by Euro 108,065 thousand. The latter item includes the VAT liability posted among the entries payable to Telecom Italia following the application of the Group VAT payment procedure (Euro 207,504 thousand). The outstanding amount owed to Olivetti S.p.A., posted in the accounts at December 31, 2002 for the acquisition of tax credits, was paid in 2003.

Taxes payable totaled Euro 845,732 thousand and increased by Euro 756,470 thousand compared to the end of 2002. The reason for this change can be attributed mainly to the fact that the estimated amount due for current taxes (net of the tax credit for advances paid during the year and the outstanding credits arising from the 2002 income tax return), and totaling Euro 736.849 thousand, was posted under this item. The amount due for current taxes estimated during the previous period showed a credit balance, as noted in the comments under “Other accounts receivable” listed under Assets on the Balance Sheet. Financial items generated during 2003 are represented by the liability for tax charges pursuant to application of amnesty provisions pursuant to Articles 8 and 15 of Law No. 289/2002.

2003 ANNUAL REPORT	176

The item other liabilities is as follows:

(in thousands of Euro)	12.31.2003	12.31.2002	Change
Payables to customers:
advance payments on conversations	58,287	64,740	(6,453)
prepaid traffic	358,638	337,009	21,629
subscription charges attributable to the following year already invoiced	23,554	29,518	(5,964)
other	45,121	44,126	995

Total payables to customers	485,600	475,393	10,207

Contributions for exercise of TLC operations	—	543,100	(543,100)
Payables to employees	107,600	112,066	(4,466)
Amounts payable to Shareholders for dividends	5,481	5,796	(315)
UMTS License	—	117,063	(117,063)
Other	68,011	62,329	5,682

Total	666,692	1,315,747	(649,055)

Following the sentence handed down by the Court of Justice of the European Communities on September 18, 2003, which confirmed the illegitimacy of the institutional provision for the contribution for the exercise of telecommunications operations (Article 20 of Law No. 448/1998), the Company wrote down the liability entered through December 31, 2002 for this contribution.

The outstanding amount due to the Treasury Ministry for the acquisition of the UMTS license was paid during the last quarter of the year.

A breakdown of liabilities and accrued expenses by maturity and type is shown at the end of these Notes (Annex 4).

ACCRUALS AND DEFERRALS	Euro 12,244 thousand
(Euro 13,806 thousand at December 31, 2002)

This item decreased by Euro 1,562 thousand compared to December 31, 2002.

Accrued expenses amounted to Euro 648 thousand (Euro 1,254 thousand at December 31, 2002) and decreased by an aggregate amount of Euro 606 thousand; financial accruals totaled Euro 212 thousand (Euro 1,143 at December 31, 2002), whereas operating accruals totaled Euro 436 thousand (Euro 111 thousand at December 31, 2002). The decrease in financial accruals (Euro 931 thousand) is due mainly to payment in full of the amount due for the UMTS license.

Accrued expenses generated by relations with related parties totaled Euro 172 thousand and refer to Telecom Italia S.p.A.

Deferred income was Euro 11,596 thousand, reflecting a decrease of Euro 956 thousand compared to December 31, 2002. Financial items totaled Euro 513 thousand. Deferred income arising from revenues entered under production value comprises subscription fees paid in advance by users but accruing in January 2004 (Euro 3,585 thousand). Contributions to plant referring to future periods totaled Euro 7,498 thousand (Euro 9,332 thousand at December 31, 2002).

2003 ANNUAL REPORT	177

MEMORANDUM ACCOUNTS

Memorandum accounts totaled Euro 1,172,370 thousand and can be broken down as follows.

(in thousands of Euro)	12.31.2003	12.31.2002
Guarantees provided	1,166,181	278,848
Collateral provided	—	1,549
Purchase and sales commitments	4,988	53,992
Other	1,201	1,717

Total	1,172,370	336,106

Guarantees provided were equivalent to Euro 1,166,181 thousand and increased by Euro 887,333 thousand compared to the value at December 31, 2002, mainly as a result of work to streamline the structure of guarantees within the Telecom Italia Group. As a result, TIM signed an Indemnity Agreement on behalf of Telecom Italia S.p.A. and Telecom Finance S.A. against guarantees issued by TIM International N.V. in the interest of its foreign subsidiaries.

Specifically, TIM’s commitments totaled Euro 425,828 thousand on behalf of subsidiaries and Euro 453,167 thousand on behalf of affiliates.

The remaining guarantees were provided as follows:

•	Euro 3,426 thousand on behalf of Iridium Italia S.p.A.;

•	Euro 205,740 thousand on behalf of Is TIM Telekomunikasyon Hizmetleri A.S., part of which (Euro 166,152 thousand) as a counter-guarantee to Telecom Italia S.p.A. against a loan disbursed to the Turkish subsidiary and the remaining portion (Euro 39,588 thousand) as a counter-guarantee on a loan disbursed by Kocbank; the guarantee expired on February 19, 2004 following the merger of Is TIM and Aycell;

•	Euro 27,020 thousand on behalf of third parties for prize events sponsored by TIM S.p.A. and leasing contracts.

•	Euro 51,000 thousand against a guarantee policy issued by RAS S.p.A. on December 9, 2002 and counter-guaranteed by TIM S.p.A. for the Financial Administration – Revenue Service – VAT Office of Naples following the request filed by Blu S.p.A. with these offices requesting a VAT credit refund.

Purchase and sales commitments amounted to Euro 4,988 thousand and decreased by Euro 49,004 thousand compared to December 31, 2002. This item is for future installments on leasing contracts for the internal communications systems and for company cars used by the personnel.

Other commitments totaled Euro 1,201 thousand, for a decrease of Euro 516 thousand compared to the end of 2002. They refer to scheduled future payments for managing the equity investments that are currently part of the Saturn Venture Partners LLC closed-end investment fund.

Attention is also drawn to the following items:

•	third-party shares on deposit with the Company amounted to Euro 7,194 thousand; these are Company shares valued according to market prices as of the end of the year;

•	accounts receivable sold in normal factoring operations – which exceeded the limits preset by the counterpart – amounted to approximately Euro 104 million;

•	during the previous year, in the interest of its subsidiaries, TIM issued sponsorship letters in favor of financial companies and suppliers, mainly for investments to be implemented in future financial years. These sponsorship letters commit TIM to guaranteeing financial support for its indirect subsidiaries should they fail to meet their commitments from their own resources.

2003 ANNUAL REPORT	178

In particular, as the sponsor of the facility disbursed to Digitel, TIM S.p.A. inked the following agreements:

•	a “Sponsor Contingent Capital Contribution Agreement”. This agreement envisages the commitment of TIM S.p.A. at December 31, 2003, through TIM International N.V., to make capital increases or conditioned loans equivalent to any EBITDA deficit that is found in the specific six-monthly calculations with respect to a parameter-based business plan, in the event that a preset “debt/contributed equity” ratio should arise at the same time;

•	a “Performance Support Conditional Guarantee Agreement”. This agreement envisages the commitment of TIM S.p.A. to guarantee servicing Digitel’s liability in the event of a significant EBITDA deficit (in excess of 20%);

•	a guarantee to lenders in the event that third parties should file bankruptcy proceedings, for a period of three years following any bankruptcy, as long as Digitel reaches a debt/EBITDA ratio of at least 2.5 to 1.

The maximum overall commitment of TIM can be estimated at USD 247 million, plus any interest and accessory charges (reduced for the guarantees already given for the Performance Support Conditional Guarantee). The direct expected commitment of TIM S.p.A. is significantly lower than the maximum theoretical amount, considering the fact that Digitel has intra-group lines of credit for USD 153 million that help reduce the risk of bankruptcy and that there are mechanisms in place that limit TIM’s intervention, as provided for by the Sponsor Contingent Capital Contribution Agreement. Given the current difficulty in determining this commitment, no memorandum account was entered;

•	Company property held by third parties totaled Euro 1,498 thousand;

•	the Company received third-party guarantees of Euro 153,462 thousand and Euro 4,135 thousand in collateral. These mainly refer to supply contracts.

* * *

Lastly, with regard to transactions not included in the accounts, at the date of December 31, 2003 there were two currency forward contracts for a total of USD 4,000 each (corresponding to total euro 6,807 thousand) expiring respectively on January 27, 2004 and February 24, 2004.

2003 ANNUAL REPORT	179

STATEMENT OF INCOME

PRODUCTION VALUE	Euro 9,499,783 thousand
(Euro 9,055,453 thousand in 2002)

SALES AND SERVICE REVENUES	Euro 9,468,629 thousand
(Euro 9,021,805 thousand in 2002)

A breakdown of sales and service revenues by activity is set out in the table below:

SALES AND SERVICE REVENUES BY ACTIVITY

(in thousands of Euro)	Financial year 2003	Financial year 2002	Change
Sales
Telephone products and accessories	485,925	503,058	(17,133)
Services
Revenues from traffic
- outgoing traffic	4,257,250	4,089,365	167,885
- incoming traffic	2,214,117	2,267,843	(53,726)
- roaming traffic	627,818	561,194	66,624
Value-added service revenues	1,028,210	772,303	255,907
Subscription charges, maintenance and rental	156,997	203,795	(46,798)
Contributions for new activations and takeovers	15,586	18,837	(3,251)
Prepaid service recharges	570,114	501,720	68,394
Other revenues
- revenues from other operators	14,842	10,786	4,056
- other miscellaneous revenues	97,770	92,904	4,866

Total service revenues	8,982,704	8,518,747	463,957

Sales and service revenues	9,468,629	9,021,805	446,824

A breakdown of revenues by geographical area is set out in the table below:

SALES AND SERVICE REVENUES BY GEOGRAPHICAL AREA

(in thousands of Euro)	Financial year 2003	Financial year 2002	Change
Italy	8,584,255	8,154,505	429,750
Rest of Europe	619,827	617,422	2,405
North America	27,182	32,458	(5,276)
Rest of the World
South America	54,108	43,185	10,923
Africa	72,489	66,874	5,615
Asia	62,263	63,395	(1,132)
Oceania	48,505	43,966	4,539

Total rest of the World	237,365	217,420	19,945

	9,468,629	9,021,805	446,824

The amounts for “Europe”, “North America”, and “Other countries” are almost entirely attributable to revenues generated by traffic coming from or going to those geographical regions.

2003 ANNUAL REPORT	180

Traffic revenues and Value-added Services account for the bulk of this item and amount to 86% of total revenues.

Specifically, Value-added Services totaled Euro 1,028 million, whereas revenues generated by Short Message Services (outgoing from and ingoing to the TIM network) accounted for approximately Euro 786 million.

Revenues generated by trade transactions with related parties totaled Euro 1,176,820 thousand, chiefly with Telecom Italia S.p.A.

OTHER REVENUES AND INCOME	Euro 31,154 thousand
(Euro 33,648 thousand in 2002)

(in thousands of Euro)	Financial year 2003	Financial year 2002	Change
Operating grants	28	177	(149)
Contributions to plant	1,731	1,892	(161)
Other:
Expense reimbursements	11,115	10,436	679
Penalty for late payment	5,825	5,318	507
Gains on disposals/transfers of operations	2,030	910	1,120
Other	10,425	14,915	(4,490)
Total other	29,395	31,579	(2,184)

Total	31,154	33,648	(2,494)

Operating grants refer entirely to projects funded by the European Commission under the Fifth Framework Program.

Contributions to plant reflect the amount accrued during the period for contributions on projects financed pursuant to Law No. 488/1992 (Euro 1,419 thousand), Law No. 341/1995 (Euro 279 thousand) and the Ascoli Piceno Territorial Agreement (Euro 33 thousand).

Expense reimbursements included Euro 5,068 thousand in expense reimbursements pertaining to staff and Euro 2,773 thousand in reimbursements for promotional activity expenses.

Revenues generated by transactions with related parties, equivalent to Euro 5,038 thousand, are attributable mainly to IS TIM Telekomunikasyon Hizmetleri.

PRODUCTION COSTS	Euro 5,636,809 thousand
(Euro 5,902,035 thousand in 2002)

RAW MATERIALS, SUPPLIES AND MERCHANDISE	Euro 592,803 thousand
(Euro 621,061 thousand in 2002)

This item decreased by Euro 28,258 thousand compared to FY 2002 and mainly includes purchases of mobile communications equipment and related accessories and, to a lesser extent, other goods necessary for company operations.

Costs borne with regard to related parties totaled Euro 70 thousand.

2003 ANNUAL REPORT	181

SERVICES	Euro 2,819,682 thousand
(Euro 2,714,050 thousand in 2002)

This item increased by Euro 105,632 thousand compared to FY 2002 and can be broken down as follows:

(in thousands of Euro)	Financial year 2003	Financial year 2002	Change
Amounts paid to other operators	1,500,897	1,350,243	150,654
Marketing and advertising services	635,419	634,514	905
Professional services and other	193,012	226,397	(33,385)
Administrative and general services	123,880	109,451	14,429
Management of buildings and equipment	99,534	101,497	(1,963)
Maintenance costs	56,654	73,762	(17,108)
Data processing	68,104	67,938	166
Telecommunications	44,152	53,789	(9,637)
Studies and research	46,104	44,813	1,291
Expenses for staff	44,883	43,194	1,689
Board of Directors’ fees	6,826	8,235	(1,409)
Board of Statutory Auditors fees	217	217	—

Total	2,819,682	2,714,050	105,632

The increase in costs accrued with other operators is related to the increase in traffic towards other mobile carriers.

Expenses for marketing and advertising services include fees paid to agents and business promoters for the acquisition of medium business contracts, awards for achieving objectives, payments related to customer retention activities, and bonuses paid to the broadcasting channel. Moreover, this item includes fees paid to Poste Italiane S.p.A., lending institutions, dealers and large-scale retail chains for the sale of the “Ricaricard” recharge card.

The decrease in expenses for professional and other services can be attributed mainly to the reduction in outsourced activities and to the use of temporary personnel.

The amount paid to Reconta Ernst & Young for auditing the statutory and consolidated 2003 Annual Report and the individual and consolidated Half-year Report for 2003 (fees approved by the Shareholders’ Meeting of April 11, 2001) totaled Euro 133 thousand. Moreover, the company was paid Euro 192 thousand for other auditing and accounting services.

This item includes Euro 558,954 thousand in costs for the purchase of services from related parties, specifically Telecom Italia S.p.A. and Telecom Italia Sparkle S.p.A.

2003 ANNUAL REPORT	182

As provided for by CONSOB Regulations enacting Legislative Decree 58 of February 24, 1998, detailed below are the fees paid to the member of the Board of Directors, the Board of Statutory Auditors and the General Director of the Company.

(in thousands of euro)

Name	Office	Term of office	Expiry of office	Remuneration for the office in the company to which the financial statement refers		Fringe benefits	Bonus and other incentives		Other compensation
BOARD OF DIRECTORS
Carlo Orazio BUORA	Chairman	from 01/01 to 12/31/2003	(1)	80	(3)
Marco DE BENEDETTI	CEO	from 01/01 to 12/31/2003	(1)	330	(6)	13	1,613	(10)(12)	837	(10)
Lorenzo CAPRIO	Independent Director	from 04/14 to 12/31/2003	(1)	75	(8)
Gianni MION	Deputy Chairman	from 01/01 to 12/31/2003	(1)	80	(4)
Carlo BERTAZZO	Director	from 01/01 to 12/31/2003	(1)	80	(4)
Gioacchino Paolo Maria LIGRESTI	Independent Director	from 05/05 to 12/31/2003	(1)	53
Gaetano MICCICHE’	Director	from 01/01 to 12/31/2003	(1)	80	(5)
Enzo GRILLI	Independent Director	from 01/01 to 12/31/2003	(1)	105	(7)
Attilio Leonardo LENTATI	Independent Director	from 01/01 to 12/31/2003	(1)	130	(9)
Giuseppe LUCCHINI	Director	from 04/14 to 12/31/2003	(1)	57
Enrico PARAZZINI	Director	from 01/01 to 12/31/2003	(1)	80	(3)
Riccardo ZICH	Director	from 01/01 to 12/31/2003	(1)	105	(7)
Oscar Carlos CRISTIANCI	Director	from 01/01 to 12/31/2003	(1)	80	(3)
Riccardo PERISSICH	Director	from 01/01 to 05/05/2003	(1)	36	(3)(8)
Paolo SAVONA	Independent Director	from 01/01 to 12/31/2003	(1)	105	(8)
Mauro SENTINELLI	Director	from 01/01 to 12/31/2003	(1)	80	(3)
BOARD OF STATUTORY AUDITORS
Pietro ADONNINO	Chairman	from 01/01 to 12/31/2003	(2)	93
Enrico LAGHI	Statutory Auditor	from 01/01 to 12/31/2003	(2)	62
Gianfranco ZANDA	Statutory Auditor	from 01/01 to 12/31/2003	(2)	62
Alfredo MALGUZZI	Alternate Auditor	from 01/01 to 12/31/2003	(2)	—
Antonio MASTRAPASQUA	Alternate Auditor	from 01/01 to 12/31/2003	(2)	—
GENERAL MANAGER
Mauro SENTINELLI	General Manager	from 01/01 to 12/31/2003	Until revocation			6	4,121	(10(11)(12)	931	(10)

(1)	Until approval of the financial statements at 12/31/2003

(2)	Until approval of the financial statements at 12/31/2004

(3)	Paid to Telecom Italia S.p.A.

(4)	Compensation paid to Edizione Holding S.p.A.

(5)	Compensation paid to Banca Intesa BCI.

(6)	Compensation paid to Telecom Italia for Euro 80,000.

(7)	Includes remuneration paid to the Director as member of the Remuneration Commitee.

(8)	Includes remuneration paid to the Director as member of the Internal Control Commitee.

(9)	Includes remuneration paid to the Director as member of the Remuneration and of the Internal Control Commitee.

(10)	Paid to Telecom Italia S.p.A.

(11)	Moreover, the General Manager was paid Euro 3,700 thousand directly by Telecom Italia.

(12)	Bonuses and other incentives linked to the reaching of pre-set objectives are booked in the year they have been paid.

2003 ANNUAL REPORT	183

As provided for by CONSOB Resolution 11971/99, detailed below are the stock options assigned to the Directors and General Directors.

		Options held at beginning of year			Options distributed during the year			Options exercised during the year			Options expired during the year	Options held at the end of the year
(A)	(B)	(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11) = 1+4-7-10	(12)	(13)
Name	Office	Number of options	Average strike price	Average expiry date	Number of options	Average strike price	Average expiry date	Number of options	Average strike price	Average market price at exercise date	Number of options	Number of options	Average strike price	Average expiry date

Marco De Benedetti	CEO
2000-2002 Stock Option Plan		566,667	6.42	until	—	—	—	—	—	—	—	566,667	6.420	until
				12/31/2008										12/31/2008
2001-2003 Stock Option Plan		—	—	—	—	—	—	—	—	—	—	—	—	—
2001-2003 Supplementary Plan		—	—	—	—	—	—	—	—	—	—	—	—	—
2002-2003 Stock Option Plan		1,000,000	5.67	until	—	—	—	—	—	—	—	1,000,000	5.670	until
				12/31/2008										12/31/2008
2003-2005 Stock Option Plan		1,674,000	5.07	until	—	—	—	—	—	—	—	1,674,000	5.070	until
				12/31/ 2008-09-10										12/31/ 2008-09-10
Mauro Sentinelli	Director and General Manger
2000-2002 Stock Option		333,333	6.42	untill	—	—	—	—	—	—	—	333,333	6.420	until
Plan				12/31/2008										12/31/2008
2001-2003 Stock Option Plan		—	—	—	—	—	—	—	—	—	—	—	—	—
2001-2003 Supplementary Plan		—	—	—	—	—	—	—	—	—	—	—	—	—
2002-2003 Stock Option Plan		600,000	5.67	until	—	—	—	—	—	—	—	600,000	5.670	until
				12/31/2008										12/31/2008
2003-2005 Stock Option Plan		1,116,000	5.07	until	—	—	—	—	—	—	—	1,116,000	5.070	until
				12/31/ 2008-09-10										12/31/ 2008-09-10

Each option gives the right to subscribe a newly issued ordinary TIM share at the issue price listed above.

2003 ANNUAL REPORT	184

USE OF PROPERTY NOT OWNED	Euro 569,185 thousand
(Euro 643,256 thousand in 2002)

(in thousands of euro)	Financial year 2003	Financial year 2002	Change
Rental and leasing fees:
- rental of circuits	315,308	363,726	(48,418)
- rental of real estate	214,026	227,370	(13,344)
- lease of equipment	30,748	35,940	(5,192)
- leasing fees	9,103	16,220	(7,117)

Total	569,185	643,256	(74,071)

This refers to rental and leasing fees for FY 2003.

Circuit-rental costs, equivalent to Euro 315,308 thousand, represent the costs for using direct connections and accessing the fixed network of Telecom Italia S.p.A., required for interconnection between mobile-network and fixed-network systems.

LABOR COSTS	Euro 441,306 thousand
(Euro 478,433 thousand in 2002)

The average staff during 2003 amounted to 9,181.

The staff breakdown by professional level is shown in the following table:

(Average equivalent number)	Financial year 2003	Financial year 2002	Change
Executives	222	253	(31)
Middle managers	452	494	(42)
Office staff	8,488	9,241	(753)
Workers	19	23	(4)

Total	9,181	10,011	(830)

AMORTIZATION, DEPRECIATION	Euro 1,149,281 thousand
(Euro 1,204,469 thousand in 2002)

Amortization of intangible assets	Euro 424,123 thousand
(Euro 492,944 thousand in 2002)

(in thousands of euro)	Financial year 2003	Financial year 2002	Change
Start-up and expansion costs	3,790	6,158	(2,368)
Research, development and advertising costs	—	4,296	(4,296)
Industrial patents and intellectual property rights	280,789	332,273	(51,484)
Franchises, licenses, trademarks and similar rights	121,970	122,357	(387)
Goodwill	—	364	(364)
Other intangible assets	17,574	27,496	(9,922)

Total	424,123	492,944	(68,821)

The amortization allowances for Franchises, licenses, trademarks and similar rights includes Euro 120,851 thousand relative to amortization of the UMTS license, posted to the Statement of Income in order to keep the associated tax benefit.

For further details on the items included here, refer to the comments on Intangible Assets in these Notes.

2003 ANNUAL REPORT	185

Depreciation of fixed assets	Euro 658,859 thousand
(Euro 660,272 thousand in 2002)

(in thousands of euro)	Financial year 2003	Financial year 2002	Change
Land and buildings	6,796	7,606	(810)
Plant and machinery	560,315	561,801	(1,486)
Manufacturing and commercial equipment	12,163	12,373	(210)
Other fixed assets	79,585	78,492	1,093

Total	658,859	660,272	(1,413)

A portion of the depreciation for the period, equivalent to Euro 20,899 thousand in relation to TACS equipment, was covered using the Reserve for technological modernization, considering the lower absorption of these expenses.

For further details on the items comprising this entry, refer to the comments on Fixed Assets in these Notes.

Depreciation based on replacement value / obsolescence was determined by applying the following annual reference rates for assets that have a stable technology and are subject to normal use:

CATEGORIES OF ASSETS GROUPED ACCORDING TO CORRESPONDING ASSET ITEMS	(Rates %)
Buildings	6 - 10
Plant and machinery	8 - 20
Manufacturing and commercial equipment	25
Other fixed assets	12 -25

Write-downs of receivables, included in working capital and liquid assets	Euro 66,299 thousand
(Euro 51,253 thousand in 2002)

This value refers to provisions made to the Reserve for write-downs on trade receivables (Euro 55,146 thousand) and to the Reserve for write-downs on receivables from affiliates (Euro 11,153 thousand), calculated to align these receivables with their estimated market value.

CHANGES IN INVENTORY OF RAW MATERIALS, SUPPLIES AND MERCHANDISE	Euro 15,357 thousand
(Euro 11,928 thousand in 2002)

The change refers mainly to mobile radio transmission equipment and accessories.

PROVISIONS FOR RISKS	Euro - thousand
(Euro 206 thousand in 2002)

The Company did not allocate any provisions for this purpose.

OTHER PROVISIONS	Euro 14,851 thousand
(Euro 38,271 thousand in 2002)

This item refers to provisions made for the Reserve for prize events.

2003 ANNUAL REPORT	186

MISCELLANEOUS OPERATING COSTS	Euro 34,344 thousand
(Euro 190,361 thousand in 2002)

(in thousands of euro)	Financial year 2003	Financial year 2002	Change
Losses on assets sales/write-offs/transfers	1,463	3,198	(1,735)
Contribution for excercise of TLC operations	5,035	158,122	(153,087)
Other costs
Universal Service	12,300	12,655	(355)
Other taxes and duties for the year	7,946	8,018	(72)
Association fees	2,534	3,045	(511)
Other costs	5,066	5,323	(257)
Total other costs	27,846	29,041	(1,195)

Total	34,344	190,361	(156,017)

The decrease with respect to FY 2002 in contributions for the exercise of telecommunications operations can be attributed to the fact that it is no longer necessary to make provisions for this contribution as provided for by Article 20 of Law No. 448/1998. This item includes the posting of Euro 2,861 thousand for the contribution for the operation of the Regulator (as provided for by the Ministerial Decree of July 16, 1999), and Euro 2,174 thousand for minor permits and licenses.

The item other costs includes the portion contributed to the Universal Service Reserve for which the Company is liable, estimated as Euro 12,300 thousand pending the Regulator’s decision.

Costs arising from relations with related parties totaled Euro 356 thousand and refer to Telecom Italia S.p.A.

FINANCIAL INCOME (EXPENSE)	Euro 3,557 thousand
(- Euro 14,355 thousand in 2002)

These accounts increased by Euro 17,912 thousand and are detailed as follows:

(in thousands of euro)	Financial year 2003	Financial year 2002	Change
Other financial income	23,599	28,165	(4,566)
Interests and other financial expense	(20,042)	(42,520)	22,478

Total	3,557	(14,355)	17,912

Other financial income includes the following:

(in thousands of euro)	Financial year 2003	Financial year 2002	Change
From receivables included in long-term invetsments	343	2,667	(2,324)
Securities, other than equity investments, included in long-term investments	102	107	(5)
Other income different from the above:
- interests and commissions from parent companies	17,812	17,652	160
- interests and commissions from affiliated companies	2	—	2
- foreign exchange income	3,094	3,856	(762)
- other	2,246	3,883	(1,637)
Total other income different from the above	23,154	25,391	(2,237)

Total	23,599	28,165	(4,566)

Income from receivables included in investments refers to Euro 301 thousand in interest earned on loans granted to personnel.

2003 ANNUAL REPORT	187

Income from securities, other than equity investments, included in long-term investments refers to interest matured during the period on government securities maintained through their expiry.

Interest and other financial expense consists of the following items:

(in thousands of euro)	Financial year 2003	Financial year 2002	Change
Interests and commissions to subsidiaries	1,623	1,753	(130)
Interests and commissions to parent companies	5,810	6,728	(918)
Interests and commissions to other sources and miscellaneous expenses	12,609	34,039	(21,430)

Total	20,042	42,520	(22,478)

Interest and commissions to subsidiaries consists of interest accrued on short-term loans granted by subsidiary TIM International N.V.

The item Interest and commissions to controlling companies consists mainly of interest on short-term loans stipulated with Telecom Italia S.p.A.

Interest and commissions to other sources and miscellaneous expenses includes charges linked to the last installment on the loan obtained to purchase the UMTS license, exchange rate losses (Euro 2,051 thousand) and discounts for spot-cash payments.

This includes Euro 769 thousand paid to the company Unicredit Factoring S.p.A.

VALUE ADJUSTMENTS OF FINANCIAL ASSETS	- Euro 6,728 thousand
(- Euro 1,384 thousand in 2002)

This refers to:

•	Euro 4,520 thousand for the write-down on the equity investment in affiliate Edotel S.p.A. entered under long-term investments;

•	Euro 1,836 thousand for the write-down of the shares in the Saturn Venture Partners LLC investment fund entered under long-term investments other than equity investments;

•	Euro 372 thousand for the write-down of treasury stock posted under working capital.

EXTRAORDINARY INCOME (EXPENSE)	- Euro 8,179 thousand
(- Euro 3,128,525 thousand in 2002)

Extraordinary income amounts to Euro 646,610 thousand and is broken down as follows:

(in thousands of euro)	Financial year 2003	Financial year 2002	Change
Non-operating and non-existent income	626,910	152,114	474,796
Gains on disposals	1,500	52,989	(51,489)
Use of reserves for risks and charges	14,314	583	13,731
Dismissals without notice	82	222	(140)
Other	3,804	10,344	(6,540)

Total	646,610	216,252	430,358

Non-operating income and non-existent assets refer mainly to cancellation of the liability for the contribution for the exercise of telecommunications operations matured at December 31, 2002 (Euro 543,100 thousand). It is also noted that, pending the final verdict of the administrative judge and subsequent enforcement, we have not recognized revenues of roughly Euro 184 million related to the contribution paid for the year 1999.

2003 ANNUAL REPORT	188

The extraordinary gain for the sale of the Rivoli property (Euro 9,435 thousand) is also included.

Non-operating income and non existent assets arising from relations with related parties totaled Euro 6,339, referring to Telecom Italia S.p.A.

Gains on disposals of assets include gains from the transfer of lines of business to the Parent Company Telecom Italia S.p.A. (Euro 1,000 thousand) and to Emsa Servizi S.p.A., a company that is part of the Telecom Italia Group (Euro 500 thousand).

The use of reserves for risks and charges for FY 2003 refers to the reserves for transfer-related charges.

Other extraordinary income refers mainly to the collection of receivables reversed during previous periods.

Extraordinary expenses amounted to Euro 654,789 thousand and are composed as follows:

(in thousands of euro)	Financial year 2003	Financial year 2002	Change
Write-downs of equity investments	618,000	2,952,000	(2,334,000)
Provision to reserve for future risks	—	198,268	(198,268)
Non-operating and non-existent expenses	—	110,825	(110,825)
Losses arising from extraordinary write-offs	—	2,581	(2,581)
Principal and interest paid under Law 58/1992	1,049	1,056	(7)
Non-recoverable VAT reimbursed to users	218	595	(377)
Regulatory framework	—	556	(556)
Losses arising from free transfer of equity investments	—	310	(310)
Write-down of securities	—	2,333	(2,333)
Taxes incurred in previous financial years	7,670	719	6,951
Other	27,852	75,534	(47,682)

Total	654,789	3,344,777	(2,689,988)

Write-downs on equity investments refer exclusively to subsidiary TIM International N.V.

Other extraordinary expenses include the amount allocated during the period to the reserve for facilitated outflow (Euro 1,840 thousand).

Costs arising from relations with related parties totaled Euro 8,515 thousand and refer mainly to Telecom Italia S.p.A.

INCOME TAXES	- Euro 1,530,000 thousand
( - Euro 255,000 thousand in 2002)

Income taxes totaled Euro 1,530,000 thousand and are composed of Euro 1,441,103 thousand in current taxes and Euro 88,897 thousand in advance taxes.

The aggregate increase with respect to 2002 – amounting to Euro 1,785,000 thousand – is due to the different impact of write-downs on equity investments and, for 2002, the effects of the incorporation of Blu S.p.A.

2003 ANNUAL REPORT	189

This item can be broken down as follows.

(in thousands of euro)			IRPEG		IRAP			Totale
Pre-tax income			3,851,624					3,851,624
Theoretical taxes	(A	)	1,309,552	34%	210,970	(1)	4.25%	1,520,522
Permanent differences:
Permanent increases			3,944		493		0.01%	4,437
Tax-rate changes			10,504	0.27%	19,537		0.39%	30,041
Other			(25,000)	-0.65%	—			(25,000)

Taxes booked to statement of income	(B	)	1,299,000	33.73%	231,000		4.65%	1,530,000

(1)	Calculated based on a taxable income amounting to Euro 4,964,000 thousand.

EARNING PER SHARE

Earning per ordinary share, determined according to the rules envisaged by Document No. 28 approved by the National Boards of Commercial Lawyers and Accountants, is listed below:

	Net income (in millions of Euro)	Number of shares	Earning per share (in Euro)
Net income, entirely attributable to ordinary shares	2,284
Average number of ordinary shares		8,433,106,881

Primary earning per ordinary share			0.271

2003 ANNUAL REPORT	190

OTHER INFORMATION

ANNEX 1

EQUITY INVESTMENTS INCLUDED IN LONG-TERM INVESTMENTS				12.31.2002
	Cost	Revaluation	Write- downs	Book value
Equity investments in subsidiaries
TIM International N.V.	7,651,275	—	(3,484,000)	4,167,275

Total subsidiaries	7,651,275	—	(3,484,000)	4,167,275

Equity investments in affiliated companies
Iridium Italia S.p.A.	3,435	—	(3,435)	—
Edotel S.p.A	6,038	—	(90)	5,948
Scuola Superiore Alta Formazione Universitaria Federico II	26	—	—	26
Consorzio Energia Gruppo Telecom Italia	5	—	—	5
Telenergia S.r.l.	10	—	—	10

Total affiliated companies	9,514	—	(3,525)	5,989

Equity investments in other companies
Telelcom Italia Audit S.c.r.l.	500	—	—	500
Conai - Consorzio Nazionale Imballaggi	1	—	—	1
Consorzio Cefriel	33	—	—	33
Idroenergia S.c.r.l.	1	—	—	1
ABI Lab	—	—	—	—

Total other companies	535	—	—	535

Advances on future capital contributions
TIM International N.V.	—	—	—	—
Edotel S.p.A	—	—	—	—

Total advances on future capital contributions	—	—	—	—

2003 ANNUAL REPORT	191

CHANGE FOR THE YEAR

	Acquisitions/ Subscriptions	Reclassification/ Disposals	Write-downs/ Write-ups	Reformation of capital	Total change
Equity investments in subsidiaries
TIM International N.V.	415,602	—	(618,000)	—	(202,398)

Total subsidiaries	415,602	—	(618,000)	—	(202,398)

Equity investments in affiliated companies
Iridium Italia S.p.A.	—	—	—	—	—
Edotel S.p.A	—	—	(4,520)	—	(4,520)
Scuola Superiore Alta Formazione Universitaria Federico II	—	—	—	—	—
Consorzio Energia Gruppo Telecom Italia	—	—	—	—	—
Telenergia S.r.l.	—	—	—	—	—

Total affiliated companies	—	—	(4,520)	—	(4,520)

Equity investments in other companies
Telelcom Italia Audit S.c.r.l.	—	—	—	—	—
Conai - Consorzio Nazionale Imballaggi	—	—	—	—	—
Consorzio Cefriel	—	—	—	—	—
Idroenergia S.c.r.l.	—	—	—	—	—
ABI Lab	1	—	—	—	1

Total other companies	1	—	—	—	1

Advances on future capital contributions
TIM International N.V.	536,062	(415,602)	—	—	120,460
Edotel S.p.A.	480	—	—	—	480

Total advances on future capital contributions	536,542	(415,602)	—	—	120,940

EQUITY INVESTMENTS INCLUDED IN LONG-TERM INVESTMENTS	12.31.2003

	Cost	Revaluation	Write-downs	Book value
Equity investments in subsidiaries
TIM International N.V.	8,066,877	—	(4,102,000)	3,964,877

Total subsidiaries	8,066,877	—	(4,102,000)	3,964,877

Equity investments in affiliated companies
Iridium Italia S.p.A.	3,435	—	(3,435)	—
Edotel S.p.A	6,038	—	(4,610)	1,428
Scuola Superiore Alta Formazione Universitaria Federico II	26	—	—	26
Consorzio Energia Gruppo Telecom Italia	5	—	—	5
Telenergia s.r.l.	10	—	—	10

Total affiliated companies	9,514	—	(8,045)	1,469

Equity investments in other companies
Telecom Italia Audit S.c.r.l.	500	—	—	500
Conai - Consorzio Nazionale Imballaggi	1	—	—	1
Consorzio Cefriel	33	—	—	33
Idroenergia s.c.r.l.	1	—	—	1
ABI Lab	1	—	—	1

Total other companies	536	—	—	536

Advances on future capital contributions
TIM International N.V.	120,460	—	—	120,460
Edotel S.p.A.	480	—	—	480

Total advances on future capital contributions	120,940	—	—	120,940

2003 ANNUAL REPORT	192

ANNEX 2

LIST OF EQUITY INVESTMENTS HELD BY TIM S.P.A.

	Head office	Share capital as of 12.31.2003		Shareholders’ equity as of 12.31.2003	Net income / loss	Stake held	Corresponding shareholders’ equity (A)	(B)	(B)-(A)
				(in thousands of euro)	(in thousands of euro)		(in thousands of euro)	(in thousands of euro)	(in thousands of euro)
Equity investments in subsidiaries
TIM International N.V.	Amsterdam (The Netherlands)	Euro	555,428,000	3,588,494	(319,076)	100%	3,588,494	3,964,877	376,383
Equity investments in affiliated companies
Iridium Italia S.p.A. in liquidation	Rome (Italy)	Euro	2,575,000	(3,767)	—	35%	(1,318)	—	(1,318)
Edotel S.p.A	Turin (Italy)	Euro	15,080,542	4,770	(11,300)	40%	1,908	1,428	(480)
Scuola Superiore
Alta Formazione Universitaria Federico II	Naples (Italy)	Euro	127,500	128	(6)	20%	26	26	—
Consorzio Energia Gruppo Telecom Italia	Rome (Italy)	Euro	10,000	10	—	50%	5	5	—
Telenergia s.r.l.	Rome (Italy)	Euro	50,000	290	242	20%	58	10	(48)

2003 ANNUAL REPORT	193

ANNEX 3

ACCOUNTS RECEIVABLES, ACCRUED INCOME AND PREPAID EXPENSES BY MATURITY AND TYPE

		12.31.2003 Amounts due				12.31.2002 Amounts due
(in thousands of Euro)	within one year	in 2-5 years	beyond 5 years	Total	within one year	in 2-5 years	beyond 5 years	Total
Receivables included in long-term investments
From others
employees	825	4,749	11,253	16,827	848	4,303	8,875	14,026
from others	854	—	—	854	800	752	—	1,552

Total receivables included in long-term investments	1,679	4,749	11,253	17,681	1,648	5,055	8,875	15,578

Accounts receivable included in working capital
Other loans to
parent companies	1,440,461	—	—	1,440,461	—	—	—	—
affiliated companies	66	—	—	66	59	—	—	59
	1,440,527	—	—	1,440,527	59	—	—	59
Trade accounts receivable
from customers	1,348,818	—	—	1,348,818	1,381,178	—	—	1,381,178
from parent companies	208,557	—	—	208,557	278,954	—	—	278,954
from subsidiaries	22,457	—	—	22,457	26,141	—	—	26,141
from affiliated companies	141	—	—	141	2,614	—	—	2,614
from others	2,415	—	—	2,415	2,786	—	—	2,786
	1,582,388	—	—	1,582,388	1,691,673	—	—	1,691,673
Other accounts receivable
from parent companies	2,461	—	—	2,461	1,646	—	—	1,646
from subsidiaries	9,580	—	—	9,580	4,197	—	—	4,197
from affiliated companies	27	—	—	27	6,857	—	—	6,857
from others	665,263	609,009	—	1,274,272	1,237,535	660,107	—	1,897,642
	677,331	609,009	—	1,286,340	1,250,235	660,107	—	1,910,342

Total accounts receivable included in working capital	3,700,246	609,009	—	4,309,255	2,941,967	660,107	—	3,602,074

Accrued income and prepaid expenses
Accrued income and prepaid expenses
Financial income	1,822	—	—	1,822	481	—	—	481
Other	36	—	—	36	509	—	—	509
Other prepaid expenses
Financial expenses	295	—	—	295	—	—	—	—
Other	41,607	—	—	41,607	36,488	—	—	36,488

Total accrued income and prepaid expenses	43,760	—	—	43,760	37,478	—	—	37,478

2003 ANNUAL REPORT	194

ANNEX 4

LIABILITIES, ACCRUED EXPENSES AND DEFERREDE INCOME BY MATURITY AND TYPE

	12.31.2003 Amounts due				12.31.2002 Amounts due
(in thousands of Euro)	within one year	in 2-5 years	beyond 5 years	Total	within one year	in 2-5 years	beyond 5 years	Total
Medium/long-term financial debt
Other liabilities	—	—	—	—	117,063	—	—	117,063
	—	—	—	—	117,063	—	—	117,063
Short-term borrowings
Due to banks	19	—	—	19	—	—	—	—
Due to other lenders	1,637	—	—	1,637	—	—	—	—
Due to subsidiaries	—	—	—	—	250,000	—	—	250,000
Due to parent companies	—	—	—	—	1,252,719	—	—	1,252,719
Taxes payable	25,271	—	—	25,271	—	—	—	—
	26,927	—	—	26,927	1,502,719	—	—	1,502,719
Trade accounts payable
Trade accounts payable	1,888,242	—	—	1,888,242	1,818,599	—	—	1,818,599
Due to subsidiaries	567	—	—	567	869	—	—	869
Due to affiliated companies	2,903	—	—	2,903	737	—	—	737
Due to parent companies	189,869	—	—	189,869	223,396	—	—	223,396
	2,081,581	—	—	2,081,581	2,043,601	—	—	2,043,601
Other liabilities
Due to subsidiaries	88	—	—	88	88	—	—	88
Due to affiliated companies	633	—	—	633	640	—	—	640
Due to parent companies	208,579	—	—	208,579	100,514	—	—	100,514
Taxes payable	820,461	—	—	820,461	89,262	—	—	89,262
Contributions to pension and social security institutions	18,642	1,196	79	19,917	18,534	2,026	—	20,560
Other liabilities	666,692	—	—	666,692	1,198,684	—	—	1,198,684
	1,715,095	1,196	79	1,716,370	1,407,722	2,026	—	1,409,748
Total liabilities	3,823,603	1,196	79	3,824,878	5,071,105	2,026	—	5,073,131

Accrued expenses and deferred income
Accrued expenses
Financial expenses	212	—	—	212	1,143	—	—	1,143
Other	436	—	—	436	111	—	—	111
Other deferred income
Financial income	513	—	—	513	591	—	—	591
Other	4,944	4,289	1,850	11,083	11,961	—	—	11,961

Total accrued expenses and deferred income	6,105	4,289	1,850	12,244	13,806	—	—	13,806

2003 ANNUAL REPORT	195

REPORT OF THE EXTERNAL AUDITORS

■ Reconta Ernst & Young S.p.A. Corso Vittorio Emanuele II, 83 10128 Torino	■ Tel. (+39) 011 5161611 Fax (+39) 011 5612554 www.ey.com

AUDITORS’ REPORT

pursuant to article 156 of Legislative Decree of February 24, 1998, n. 58

(Translation from the original Italian text)

To the Shareholders

of Telecom Italia Mobile S.p.A.

We have audited the financial statements of Telecom Italia Mobile S.p.A. as of and for the year ended 31 December 2003. These financial statements are the responsibility of Telecom Italia Mobile S.p.A.’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

Our audit was made in accordance with auditing standards and procedures recommended by CONSOB. In accordance with such standards and procedures we planned and performed our audit to obtain the information necessary in order to determine whether the financial statements are materially misstated and if such financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, as well as assessing the appropriateness of the accounting principles applied and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

For our opinion on the financial statements of the prior year, which are presented for comparative purposes as required by the law, reference should be made to our report dated 26 March 2003.

In our opinion, the financial statements of Telecom Italia Mobile S.p.A. comply with the Italian regulations governing financial statements; accordingly, they clearly present and give a true and fair view of the financial position of Telecom Italia Mobile S.p.A. as of 31 December 2003, and the results of its operations for the year then ended.

Turin, 7 April 2004

Reconta Ernst & Young S.p.A.

(Signed by Felice Persico, partner)

■      Reconta Ernst & Young S.p.A.

         Sede Legale: 001 96 Roma - Via G.D. Romagnosi, 18/A

         Capitale Sociale € 1.111.000,00 i.v.

         Iscritta alla S.O. del Registro delle Imprese presso la C.C.I.A.A. di Roma

         Codice fiscale e numero di iscrizione 00434000584

         P.I. 00891231003

         (vecchio numero R.I. 6697/89 - numero R.E.A. 250904)

2003 ANNUAL REPORT	196

REPORT OF THE BOARD OF STATUTORY AUDITORS TO THE ORDINARY SHAREHOLDERS’ MEETING OF TELECOM ITALIA MOBILE S.P.A. PURSUANT TO ART. 153 OF LEGISLATIVE DECREE 58/1998 AND ART. 2429, PARAGRAPH 3, OF THE ITALIAN CIVIL CODE

Shareholders,

during the financial year ended on December 31, 2003, the Board of Statutory Auditors performed the supervisory activities prescribed by the law, also taking account of the principles of conduct recommended by the National Councils of Chartered Accountants. This report was drafted also with regard to the following Consob communications: nos. 3021582 of April 4, 2003, 2064231 of September 30, 2002, 1025564 of April 6, 2001, 98015554 of March 2, 1998, 98015375 of February 27, 1998, 97001574 of February 20, 1997.

1. The Directors complied with their obligation to promptly inform the Board of Statutory Auditors, in pursuance of Article 150(1) of Legislative Decree 58/1998 and Article 19 of the corporate bylaws, according to the prescribed frequency, by reporting and providing information and data at the meetings of the Board of Directors, which the Auditors have always attended. Since the end of the 2002 financial year, this obligation has also been complied with through a specific procedure adopted by the Telecom Italia Group and aimed at ensuring a constant and systematic flow of information to both the Auditors and Directors, the “non executive” Directors in particular. In greater detail, as regards the aforementioned information requirements, every three months the Board of Directors reports on the following matters:

a)	the activities carried out;

b)	the transactions of greatest significance for the Company’s profitability, financial position or assets and liabilities;

c)	any transactions potentially involving a conflict of interest, i.e. intergroup transactions and transactions with related parties other than intergroup transactions;

d)	any atypical or unusual transactions and any other activity or transaction with which it is deemed necessary to acquaint the Board of Statutory Auditors.

The Board of Auditors, taking account of the size and structure of the Company, and the TIM Group, has expressed a favourable opinion on this procedure, also with a view to its application throughout 2003, during which it was further implemented.

The Board of Auditors also held meetings with the corporate management.

Based on the information received and the analyses carried out in 2003, the transactions most affecting the Company’s profitability, financial position or assets and liabilities are essentially as follows:

Ring Project

The Company has entered into a cooperation agreement, as part of a business alliance with Orange, T-Mobile and Telefonica Moviles. The agreement sets out the framework for building a broad partnership aimed at providing a set of common services to the operators’ over 170 million customers in 15 countries. The project also envisages the launching of a common brand and the development of terminal infrastructures to widen the range of products offered.

IS-TIM / Aycell merger

In 2003, IS-TIM (ARIA) – a Turkish mobile operator owned by TIM International (49%) and the IS Bank Group (51%) – launched an integration process with Aycell, a GSM operator wholly owned by the fixed-line operator Turk Telekom. The merger between the two mobile operators was completed on February 19, 2004, following the approval by the competent authorities; the merger led to the incorporation of a Turkish-based company owned as follows: 40% each by TIM International and Turk Telekom and 20% by the Is Bank Group, which amalgamated IS-TIM and Aycell. The aforementioned transactions have been detailed in the Directors’ report on operations and in the notes to the 2003 financial statements.

The Board of Auditors has made sure that the aforementioned transactions are consistent with the law, the corporate bylaws and the general criteria of economic rationality, also ensuring that they were not manifestly unadvised, reckless, potentially constituting a conflict of interest, in contrast with the resolutions passed by the Ordinary Meeting, or such as to jeopardise the integrity of the company’s equity and assets.

2. During the year, and after, the Board of Auditors did not come across any atypical and/or unusual transactions with third or related parties or other Group companies.

2003 ANNUAL REPORT	197

The Directors specify and illustrate the principal transactions of this nature in the section on relations with related parties and in the comments on the single balance sheet items of TIM S.p.A., to which reference must be made for further details, in respect of the characteristics of the transactions and their financial effects. With the support of the internal auditing function (T.I. Audit - formerly In.Tel.Audit), the Board of Auditors found that TIM has implemented, and complies with, adequate procedures to ensure that the transactions in question are conducted in the interest of the companies concerned and in accordance with the standard market conditions, or in compliance with specific regulatory provisions or the applicable internal procedures.

Among the principal transactions with other Group companies and related parties, the Board deems of particular importance those relating to intergroup financing. The need to promptly and conveniently meet the financial requirements of TIM, and to carry out the necessary treasury transactions, has led to the definition of specific framework agreements with Telecom Italia S.p.A., aimed precisely at regulating the provision and employment of funds (borrowing/lending) and the security and counter-security transactions within the Telecom Italia Group. The conditions negotiated appear to be in line with those applied on the currency market to similar transactions and risk profiles. With a view to optimizing the current financial operations within the TIM Group, the Company has entered into an intercompany loan agreement, the terms and conditions whereof are consistent with the framework agreement concluded with Telecom Italia.

The aforementioned financial relations provide that the Parent Company, Telecom Italia, shall hold TIM harmless, in connection with the risks undertaken when the latter operates in the interest of the TIM Group subsidiaries.

The Board also wishes to highlight that, with the support of the corporate functions, it has carried out a detailed examination and analysis of the following transactions with related parties and other Group companies:

Amalgamation of TIM Brasil and Bitel Partecipaçoes

On September 30, 2003 the amalgamation of TIM Brasil and Bitel Partecipaçoes (the surviving company) entered into effect; the surviving company took the name of TIM Brasil Serviços e Partecipaçoes S.A. (abbreviated as TIM Brasil). This operation is part of the overall corporate reorganization process under way, aimed at streamlining the Group’s operations in Brazil.

Dedalo Project

In 2003, TIM acquired from Teleleasing (a Telecom Italia affiliate) the office building located at Rivoli (Turin), through the anticipated redemption of a real estate leasing contract, with a disbursement of about Euro 16 million. This transaction is part of a broader project for developing certain real estate assets owned by the Telecom Italia Group, which was completed by the subsequent transfer of the aforementioned building to “FMP Italia 1” (a special purpose vehicle originally wholly owned by Telecom Italia) for a consideration of Euro 29 million, earning capital gains – posted in the civil law financial statements – totalling about Euro 9 million, and Euro 4 million posted in the consolidated financial statements, due to the different accounting principles adopted for the recording of real estate assets. The aforementioned special purpose vehicle was subsequently transferred by Telecom Italia to a third party.

SSC Project

As part of the Group programme relating to information technology and, in particular, to the activities relating to the development and maintenance of SAP applications, the Company resolved to assign its SI - Information Systems - Administrative Systems corporate arm to a consortium named Shared Service Center - società consortile a responsabilità limitata (SSC). The consortium, besides TIM, features the following partners: Pirelli, IT Telecom and Olivetti Tecnost. On November 18, 2003, the Court of Milan appointed an expert to determine the fair value of the corporate arm thus assigned, in pursuance of Articles 2476 and 2343 of the Civil Code, who confirmed the value previously indicated by the Company-appointed advisors.

Facility Management Project

As regards the proposed assignment of the Facility Management corporate arm (concerning 156 employees) to EMSA Servizi S.p.A. (wholly owned by Telecom Italia), already featured in last year’s report, we must highlight that, in 2003, the Company concluded the relevant assignment agreement for a consideration of Euro 500,000.

Assignment of tax credit surpluses within the Group

TIM made use of the tax credit assignment contract, acquiring from Telecom Italia a corporate tax credit surplus of Euro 23.5 million, in accordance with Article 43 ter of D.P.R. 602/73.

(MSC) TIM - Telecom Italia housing contract

This contract regulates the housing of TIM radiomobile apparatuses at Telecom Italia sites; this contract replaces the “Agreement” entered into on July 14, 1995 between TIM and Telecom Italia.

2003 ANNUAL REPORT	198

TIM / Telecom Italia Sparkle Agreement

TIM and Telecom Italia Sparkle concluded:

•	an agreement relating to incoming international traffic;

•	an agreement relating to outgoing international traffic;

•	an agreement for managing roaming signals and international SMS messages.

Carrier selection contract with Telecom Italia

TIM and Telecom Italia entered into a supplementary agreement to the interconnection contract, relating to the provision by Telecom Italia of the carrier selection service, allowing TIM to operate on the telephone market also as a fixedline operator, taking account of the fact that the relevant license was issued to TIM under a resolution passed by the Italian Communications Authority (no.820/00/CONS of 22/11/2000). The financial terms and conditions of the agreement are comparable with those that Telecom Italia applies to its competitors.

TIM / Telecom Italia agreement relating to the supply of national direct connections

In 2003, TIM and Telecom Italia entered into a two-year agreement relating to the supply, by Telecom Italia to TIM, of direct connections at national level for up to 2.5 gigabit.

Acqua Project

As part of the reorganization programme of the information technology sector of the Telecom Italia Group, at the beginning of 2004 TIM resolved to carry out internally the software design, development and maintenance activities previously carried out by a specialized team of IT Telecom resources. In order to determine the fair value of the “Acqua” corporate arm, Telecom Italia and TIM mutually agreed to appoint an independent advisor. The fairness opinion determined the value of the aforementioned branch, at October 31, 2003, at between Euro 21 and 25 million, which allowed the fair valuation of the intangible assets. Based on this valuation, the value of the “Acqua Project” arm was fixed in Euro 23 million.

As regards compliance with proper management principles, vis-à-vis the framing and implementation of the aforementioned transactions, the Board deems that the aforementioned transactions are consistent with the corporate interests of TIM, in consequence of the fact that the Directors have operated according to due diligence and made the preliminary assessments appropriate for decisions of this kind, especially as regards the financial congruity of the transactions.

3. The information set out in the report on operations and in the company and consolidated financial statements, relating to the transactions carried out by the company with related parties and other Group companies, is deemed to be adequate, taking account of the size and organization of the Company and the Group.

4. On April 7, 2004, the auditing firm Reconta Ernst & Young S.p.A. issued the reports made in pursuance of Article 156 of the Legislative Decree 58/1998, attesting that the company and consolidated financial statements at December 31, 2003 are clearly drafted and give a truthful and accurate picture of both the Company and the TIM Group, as regards its equity, financial situation and operating results.

5. In 2003 the Board did not receive any complaints or claims filed in pursuance of Article 2408 of the Civil Code.

6. As regards the same period, the Board received a claim relating to an alleged delay in the reimbursement of a credit, whose amount was irrelevant for the Company, and in respect of which the Board decided that no actions were required.

Furthermore, as regards the Directors’ observations in the report attached to the financial statements relating to the disputes under way in Venezuela, and raised by several minority Shareholders of Digitel, the Board recalls that it examined the various related issues, as stated in the minutes of its meetings and as highlighted in its considerations on the Directors’ report on operations for the first half of 2003, concluding that no irregularities or censurable events were found in the Company’s conduct.

7. In the course of 2003, the Company conferred on Reconta Ernst & Young S.p.A. several engagements other than the auditing of accounts, in respect of which an overview of the fees paid – not including any out-of-pocket expenses and the applicable VAT – is given in the following table.

Auditing of the Group reconciliation statements, between Italian and US accounting principles	150,000.00	€
Examination of the documentary findings of the auditing firm of IS - TIM	25,000.00	€
Assistance in the application of the Turkish civil law regulations relating to company law and financial statements	5,000.00	€
Agreed procedures relating to the verification of regulatory accounting data	4,500.00	€

Total	184,500.00	€

The aforementioned fees appear to be suited to the size, complexity and nature of the work carried out.

2003 ANNUAL REPORT	199

8. In 2003, the Company did not confer any engagements on companies or individuals having ongoing relations with Reconta Ernst & Young S.p.A.

9. In 2003, the Board approved the appointment by cooption, at the meeting of the Board of Directors held on May 5, 2003 of the Director Gioacchino Paolo Maria Ligresti in replacement of the resigning Riccardo Perissich, in accordance with Article 2386(1) of the Civil Code.

10. In 2003, the Board of Directors met seven times, the Internal Control Committee six and the Remuneration Committee once. In the same year, the Board of Auditors met seventeen times; furthermore, its members also attended the Ordinary Meeting called to approve the financial statements at December 31, 2002 and all the meetings of the Board of Directors; the Chairman of the Board of Auditors, or another specifically authorized member, attended all the meetings held in 2003 of the Internal Control Committee and the Remuneration Committee, besides those of the Supervisory Body established in accordance with the Legislative Decree 231/01, and of which an Auditor has been appointed the Chairperson. The Board of Auditors also presented specific reports and/or observations at the ordinary meetings and on the occasion of the Directors’ Report on the first half of 2003.

11. In accordance with Article 151(2) of the Legislative Decree 58/1998, the Board of Auditors, acting within its remit, monitored compliance with the principles of good governance, by means of direct observations and by collecting information from the Company’s managers and from the Internal Control Committee and the Remuneration Committee, from the Internal Control Official (for TIM this is T.I. Audit, formerly In.Tel.Audit), from the Internal Control System Implementation Supervisor, and from the auditing firm Reconta Ernst & Young, for the mutual exchange of significant data and information. Supervision over the application of the principles of good governance concerns the decision-making and internal control procedures put into place by the different corporate bodies and managers.

In particular, the Board verified whether the decision-making processes were based on updated and reliable information, whether the criteria of choice among different options and alternatives were inspired by cost-effectiveness and the corporate interest, whether the resolutions passed were supported by analyses and opinions produced internally or, if necessary, by external experts, especially as regards the congruity of the transactions. Furthermore, the Board verified that the corporate resolutions complied with the law and the corporate bylaws and were consistent with the Company’s objects.

12. Likewise, the Board, acting within its remit, collected information and monitored the adequacy of the Company’s organization and procedures. In 2003, the organization underwent a major overhaul aimed at rationalizing resources and achieving synergies, by means of the centralized management of the common services centres and the development, management and integration of the business units. In particular, the TIM organization is functionally linked with the Group organization, through links with the central functions of Telecom Italia. The key integration mechanism – without prejudice to the responsibilities vis-à-vis the economic and business results – remains that of the so-called “professional families”, which ensures the enhancement, development and coordination of distinctive specialist competencies within the various units. Other integration mechanisms are represented by the Company’s participation – through its managers – in the Telecom Italia Group’s Committees system. This system was overhauled in January 2004, with a view to monitoring the implementation of the strategies, ensuring the coordination of the various business units, strengthening the operating synergies between the business units and promoting the integrated development of the processes of technological innovation.

In 2003 and at the beginning of 2004, the most significant actions concerning the TIM organization proper were as follows:

•	the institutionalization of a specific unit dedicated to Marketing, in order to preside over the operating and strategic marketing levers, previously assigned to other organization units;

•	the establishment of a specific Customer Operations unit, whose mission it is to implement a caring model ensuring high levels of customer satisfaction and loyalty;

•	the redefinition of the sales area into a Consumer and SME Sales Division and an Executive Client Sales Division, in order to better respond to the needs of the different types of customers;

•	the direct assignment to the Chief Executive Officer of the Security and Strategy Functions; the latter function has absorbed the Technological Innovation Function and its principal purpose is to assist the management in its decision making as regards strategic positioning, monitoring the competition and competitive positioning, the formulation of technological innovation strategies and the implementation of new initiatives related to the mobile new economy.

13. The Board has examined and supervised the adequacy of the internal control system. In particular, it collected information on the activities carried out, on a regular basis, by means of meetings with the chief of the aforementioned T.I. Audit company, with the Internal Control Official and the Internal Control System Implementation Supervisor. From these activities it emerged that the internal control system of the TIM Group is suited, overall, to reasonably ensuring the effectiveness and efficiency of operations, the reliability of information, the safeguarding of corporate assets and compliance with the applicable laws and regulations.

2003 ANNUAL REPORT	200

It is necessary to highlight that T.I. Audit intends to submit to a quality assessment review of its organization, as regards the professional skills of its human resources, the methodology employed and the quality of the services it provides. The assessment, originally limited to the Italian organization and scheduled for the first half of 2004, will be carried out by the US-based Institute of Internal Auditors.

In 2003 new governance documents were approved, including the Company’s Self-Regulatory Code, which has upgraded and replaced the previous one approved in July 2000, and the Procedure for notification to the market of price-sensitive information. Furthermore, the internal procedure for providing information to the Board of Auditors, in accordance with Article 150 of the Legislative Decree 58/98, and the Board of Directors was improved. The Board followed the upgrading and adaptation of these documents and procedures and views their implementation as an important tool for improving the effectiveness of internal controls and of corporate governance.

In September 2003, T.I. Audit Latam was established with the mission to monitor, with greater analytical and professional care, the auditing of the companies operating in Latin America. The Board deems the reorganization of the internal auditing function to be in the Company’s best interest, also with regard to the new dedicated Latin American structure, in consideration of the importance and development of business operations in that region.

As regards the control activities carried out vis-à-vis TIM’s foreign-based subsidiaries, and in order to verify the proper flow of instructions from TIM to its foreign subsidiaries, and the feedback from the foreign subsidiaries to TIM, the Board of Auditors visited Stet Hellas in Greece, on November 19-21, 2003, to carry out investigations on the ground, aimed at ensuring compliance with the prescribed procedures. The outcome of this investigation was positive.

The Board highlights that the Company has completed the adaptation of corporate control structure to the Legislative Decree No. 231 of June 8, 2001, as subsequently amended, in relation to the criminal responsibility of companies, for certain specific offences committed in the interest and/or for the benefit of the companies themselves by the individuals with functions of representation, administration and management and/or their subordinates. The Board constantly followed, together with the Internal Control Committee, the progress of the project for the adoption of an efficient corporate governance model aimed at preventing the aforementioned offences. In particular, in May 2003, the Company formally adopted the governance model set out in the afore-mentioned Legislative Decree 231/01, which comprises specific internal control measures, developed also in relation to the code of ethics, the internal control principles, to the principles regulating relations with Government, and was drafted in accordance with the guidelines issued by Confindustria (the Confederation of Italian Industry), and partially updated in accordance with the indications issued by the Ministry of Justice. In this operational context, the Company set up the Supervisory Body provided for by the Legislative Decree 231, which is chaired by Prof. Enrico Laghi, an Auditor of the Company designated by the Board of Auditors, its members being Prof. Caprio, in his capacity as an independent director and a member of the Internal Control Committee and Dr. Giovanni Grossi, in his capacity as the TIM Internal Control Official.

14. The Board of Auditors also assessed and supervised the adequacy of the administrative-accounting system and its reliability in accurately representing the Company’s transactions, by obtaining information from the heads of the departments concerned, examining the corporate documents and analysing the results of the work carried out by the external auditors Reconta Ernst & Young S.p.A.

15. The instructions issued by the Company to its subsidiaries, in accordance with Article 114(2) of Legislative Decree 58/1998, appear to be suited to the objective of complying with the communication requirements prescribed by the law. As part of this procedure for communicating price-sensitive information to the market, the Company has made provisions for the provision of special information by the subsidiaries to it, in order to meet the corporate information requirements.

16. The Board, by means of direct investigations and the collection of information from the auditing firm Reconta Ernst & Young, ascertained compliance with the statutory provisions relating to the preparation and layout of the financial statements of Telecom Italia Mobile S.p.A., of the consolidated financial statements for the Group, of the report on operations attached thereto. In particular, the performance of the TIM Group was represented, by operating sectors and geographical region, taking account of the Consob Communication No. 98084143 of October 27, 1998.

The Board also involved the external auditors in a series of investigations and controls; the auditing firm carried out specific investigations relating to operations abroad and, in particular, on the IS-TIM subsidiary, in order to provide facts and figures for an accurate assessment of the Company’s shareholdings.

The Board wishes to highlight that the consolidated financial statements feature extraordinary charges concerning the further partial writing down of the goodwill of Digitel (Venezuela), for Euro 132 million, and the allocation of a provision for charges in respect of the purchase of Digitel shares held by third-party Shareholders, totalling Euro 59 million. These items were inspired by the principle of accurate and prudential valuation. The Directors have implemented the preventive (and estimatory) surveys to assess their congruity from an economic and financial point of view.

2003 ANNUAL REPORT	201

17. As previously mentioned, the Company has introduced a Self-Regulatory Code, adopted with a resolution passed by the Board of Directors on September 1, 2003, in accordance with the Code of Conduct proposed by the Committee for the Corporate Governance of Listed Companies (the so-called ‘Preda Code’). As regards this issue, the Board wishes to point out that TIM has set up the following bodies, which are currently operating:

•	Remuneration Committee, with proposal-making functions, in support of the Board in respect of specific matters requiring in-depth investigation, such as the remuneration of delegated directors and directors with special positions and the chief executives, besides the adoption of stock option plans or the allocation of shares.

•	Internal Control Committee, whose task is, in particular, to assess the adequacy of the internal control system and to make sure that it works properly, and to assess the working plan prepared by the internal control officials, from which it periodically receives a report on the actions carried out.

The Company has put into place a specific procedure concerning the principles of conduct for performing operations with related parties and a Code of conduct for insider dealing, i.e. transactions concerning securities issued by the Company, or its subsidiaries, carried out by people who, by virtue of their office or position, have access to confidential price-sensitive information. Furthermore, as regards price-sensitive information, and as mentioned above, the Company has also put into place a specific procedure for the internal management and subsequent communication to the public of documents and information defined as such.

TIM has also approved a Code of Ethics, in accordance with the Telecom Italia Group’s Code of Ethics, also inspired to principles relating to human, environmental and labour rights, as set out in the “Global Compact” promoted by the United Nations, to which the Company has formally adhered.

18. The supervisory and control activities have not produced any significant facts, such as to be reported to the control bodies or to be mentioned in this report.

19. The Board deems it expedient to point out that the Company has filed a petition with the TAR (the Regional Administrative Tribunal) of Lazio against the Interdepartmental Decree issued on March 21, 2000, adopted by the Ministry of the Treasury, Budget and Economic Programming, in collaboration with the Ministry of Communications (GURI no. 92 of April 19, 2000, hereinafter the “decree of March 21, 2000”), implementing the provisions set out in Article 20 of Law 448/98, relating to contributions required from telecommunications operators. Following a different procedure, other operators – like Albacom and Infostrada – have also filed extraordinary petitions to the President of the Republic calling for the decree be repealed. The Ministry of the Treasury consequently requested the Council of State to issue an opinion on the validity of the decree of March 21, 2000. The Council of State, however, referred to the Court of Justice of the European Communities (the Court), for a preliminary ruling, an identical question on the interpretation of Directive 97/13/EC of the European Parliament and of the Council of April 10, 1997 on a common framework for general authorisations and individual licences in the field of telecommunications services. In brief, the question posed by the Council of State is whether Directive 97/13/EC permits Member States to require undertakings holding a licence or authorisation to carry on telecommunications activities to make financial payments, in proportion to their turnover, other than and in addition to those allowed by the Directive. The Fifth Chamber of the Court issued its judgement on September 18, 2003, laying down that “Directive 97/13/EC of the European Parliament and of the Council of April 10, 1997 on a common framework for general authorisations and individual licences in the field of telecommunications services and, in particular, Article 11 thereof, prohibit Member States from imposing financial charges other than and in addition to those allowed by the directive, such as the contested charge in the main proceedings, on undertakings which hold individual licences in the telecommunications sector solely because they hold such licences.”

The legal action brought by TIM before the TAR of Lazio led to the filing of similar request for a preliminary ruling with the Court of Justice of the European Communities. In consideration of the fact that these matters were brought to the attention of the European Court of Justice after the Council of State had already prepared the case, which was ready to be discussed, the President decided to stay the proceedings, while awaiting the decision regarding the first referral on the same matter. Following the notification to the TAR of Lazio of the aforementioned judgement of September 18, 2003, the body was asked whether it found the reply satisfactory; the TAR, with a letter of October 30, 2003, informed the Court that it was interested in a separate judgement, because it did not deem the Court’s judgement exhaustive, with regard to the similar petition filed by Albacom and Infostrada. The proceedings are still pending at the Court and a similar ruling to the one issued on September 18, 2003 can reasonably be expected.

In consequence of the aforementioned decision and in consideration of the immediate enforceability of the Court’s judgements, the Company decided to post, in its financial statements at December 31, 2003, nonexistent liabilities for Euro 543 million, relating to the contribution in question recorded among the liabilities in the financial statements at December 31, 2002. The Board also wishes to highlight that, in March 2003, TIM undertook a legal action before the TAR of Lazio to obtain the refund of the licensing fees for 1998 (paid in 1999) and amounting to Euro 143 million. This request is grounded on the illegitimacy of the provisions referred to in Article 21 of the Presidential Decree 318/97, which maintained the enforceability of the fees even after the entry into force of the EU Directive 97/13 and the expiry of the deadline for its transposition into Italian law.

2003 ANNUAL REPORT	202

20. The Board of Auditors takes note of the results of the financial statements at December 31, 2003 and makes no objections, as regards the matters falling within its remit, also with regard to the resolution proposals made by the Board of Directors on the profit allocation and the amount of the dividend to be distributed. As regards the proposed appointment of the auditing firm for the 2004-2006 period, the Board expresses a favourable opinion, also in consideration of the indication of the auditing firm Reconta Ernst & Young as the “principal auditor of the Telecom Italia Group” by the parent company Telecom Italia. This opinion is formalized by the Ordinary Meeting with a specific report issued on March 22, 2004.

Nor does the Board make any objections as regards the Directors’ proposals to amend, (i) the Company bylaws, in connection with the entry into effect of the Legislative Decrees No. 6 of 2003 (company law reform) and No. 37 of 2004 (corrections to the company law reform), and (ii) the regulations for ordinary meetings.

Lastly, the Board reminds that the term of office of the incumbent members of the Board of Directors, established by the Ordinary Meeting, expires concomitantly with the approval of the financial statements at December 31, 2003; therefore, the Shareholders shall be called to resolve on the appointment of a new Board, after having determined the number of directors and their term of office and remuneration.

Rome, April 15, 2004

The Board of Statutory Auditors

Chairman Pietro Adonnino

Enrico Laghi

Gianfranco Zanda

2003 ANNUAL REPORT	203

LIST OF TIM’S SIGNIFICANT EQUITY INVESTMENTS AT DECEMBER 31, 2003

(pursuant to CONSOB Resolution No. 11971 of May 14, 1999 and subsequent amendments and riders)

Subsidiary	Registered office	Share capital	Stakeholder	% on ordinary share capital
EDOTEL S.p.A.	Turin - Italy	Euro 15,080,541.90	TIM S.p.A	40%

IRIDIUM S.p.A. (in liquidation)	Rome - Italy	Euro 2,575,000.00	TIM S.p.A.	35%

TELECOM ITALIA AUDIT	Milan - Italy	Euro 2,750,000.00	TIM S.p.A.	18.18%
Società Consortile di Revisione Interna Gruppo Telecom Italia a r.l.
(ex IN.TEL.AUDIT Società Consortile di Revisione Interna del Gruppo Olivetti- Telecom Italia a r.l.)

TELENERGIA S.r.l.	Rome - Italy	Euro 50,000.00	TIM S.p.A.	20%

TIM INTERNATIONAL N.V.	Amsterdam -	Authorized Capital		100%
	The Netherlands	Euro 2,777,129,500.00
		Paid-in Capital
		Euro 555,428,000.00	TIM S.p.A.

IS-TIM Telekomunikasyon Hizmetleri A.S.	Istanbul - Turkey	Turkish liras 545,000,000,000,000	TIM INTERNATIONAL N.V.	49%

TTI Iletisim Ve Haberlesme Hizmetleri A.S.	Istanbul - Turkey	Turkish liras 100,000,000,000	TIM INTERNATIONAL N.V.	40%

TIMNET USA INC.	New Jersey - USA	US dollars 14,944,600	TIM INTERNATIONAL N.V.	100%

TIM PERÙ S.A.C.	Lima - Perù	Nuevo Soles 1,337,542,452	TIM INTERNATIONAL N.V.	100	%(**)

TIMNET.COM PERÙ S.A.C.	Lima - Perù	Nuevo Soles 1,000	TIM PERÙ S.A.C.	100	%(**)

STET HELLAS TELECOMMUNICATIONS S.A.	Athens - Greece	Euro 127,285,626.60	TIM INTERNATIONAL N.V.	81.40%

CORPORACION DIGITEL C.A.	Caracas -Venezuela	Bolivares 42,823,450,241	TIM INTERNATIONAL N.V.	67.12%

TIM CELULAR S.A.	Sao Paulo - Brazil	Reais 5,296,018,471.43	TIM BRASIL SERVIÇOS E PARTICIPAÇOES S.A.
			(ex BITEL PARTICIPAÇOES S.A.)	100	%(*)

STARCEL Ltda	Sao Paulo - Brazil	Reais 40,000,000	TIM BRASIL SERVIÇOS E PARTECIPAÇOES S.A.
			(ex BITEL PARTICIPAÇOES S.A.)	100	%(*)

TIM BRASIL SERVIÇOS E PARTICIPAÇOES S.A.
(ex BITEL PARTICIPAÇOES S.A.)	Rio de Janeiro -Brazil	Reais 7,120,090,000	TIM INTERNATIONAL N.V.	100	%(*)

MAXITEL S.A.	Belo Horizonte -Brazil	Reais 677,679,703	TIM INTERNATIONAL N.V.	43.15%

			TIM BRASIL SERVIÇOS E PARTICIPAÇOES S.A.
			(ex BITEL PARTICIPAÇOES S.A.)	56.85%

TIAUDIT LATAM S.A.	San Paolo - Brazil	Reais 1,500,000	TIM BRASIL SERVIÇOS E PARTICIPAÇOES S.A.
			(ex BITEL PARTICIPAÇOES S.A.)	25	%(*)

TELE CELULAR SUL PARTICIPAÇOES S.A.	Curitiba - Brazil	Reais 369,163,347.97	TIM BRASIL SERVIÇOS E PARTICIPAÇOES S.A.
			(ex BITEL PARTICIPAÇOES S.A.)	52.51	%(*)

TIM SUL S.A.	Curitiba - Brazil	Reais 944,367,526.69	TELE CELULAR SUL PARTICIPAÇOES S.A.	90.44	%(*)

TELE NORDESTE CELULAR	Jaboatao dos	Reais 313,709,198.62	TIM BRASIL SERVIÇOS E PARTICIPAÇOES S.A.

PARTICIPAÇOES S.A.	Guararapes - Brazil		(ex BITEL PARTICIPAÇOES S.A.)	52.69	%(*)

TELEPISA CELULAR S.A.	Teresina - Brazil	Reais 40,986,988.82	TELE NORDESTE CELULAR PARTICIPAÇOES S.A.	97.66	%(*)

TELECEARÀ CELULAR S.A.	Fortaleza - Brazil	Reais 153,787,174.73	TELE NORDESTE CELULAR PARTICIPAÇOES S.A.	86.30	%(*)

TELERN CELULAR S.A.	Natal - Brazil	Reais 47,199,890.49	TELE NORDESTE CELULAR PARTICIPAÇOES S.A.	93.10	%(*)

TELPA CELULAR S.A.	Joao Pessoa - Brazil	Reais 45,150,980.78	TELE NORDESTE CELULAR PARTICIPAÇOES S.A.	95.03	%(*)

TELPE CELULAR S.A.	Jaboatao dos Guararapes - Brazil	Reais 137,392,671.51	TELE NORDESTE CELULAR PARTICIPAÇOES S.A.	95.42	%(*)

TELASA CELULAR S.A.	Maceiò - Brazil	Reais 58,207,916.34	TELE NORDESTE CELULAR PARTICIPAÇOES S.A.	97.40	%(*)

BLAH! SOCIEDADE ANONIMA DE SERVICOS

E COMERCIO (ex TIMNET.COM S.A.)	Rio de Janeiro - Brazil	Reais 78,000,000	TIM INTERNATIONAL N.V.	100	%(*)

Note: The Company enjoys full title in all the stakes held.

(*)	The percentage held includes Ordinary Shares held by Board Members/Managers in compliance with Brazilian regulations requiring Board Members/Managers to hold a stake in the companies they serve.

(**)	Since the legal framework requires the Company to be owned by at least two shareholders, one share has been attributed to an individual.

2003 ANNUAL REPORT	204

NOTICE OF SHAREHOLDERS’ MEETING AND REPORT

NOTICE OF EXTRAORDINARY AND ORDINARY SHAREHOLDERS’ MEETING

Ordinary Shareholders are hereby informed that the Ordinary and Extraordinary Shareholders’ Meetings will take place in Rozzano (Milan), Via Toscana No. 3, on May 4, 2004 at 11 a.m. at first call and, if necessary, on May 5, 2004, at second call at the same time and place, to discuss and pass resolutions on the following

AGENDA

Ordinary Session

1.	Amendments to the meeting regulations

2.	Financial statements for the year ended December 31, 2003 - related and consequent resolutions

3.	Appointment of the External Auditors firm for the years 2004-2006

4.	Appointment of the Board of Directors - related resolutions

5.	Adjustment of the Board of Statutory Auditors’ remuneration

Extraordinary Session

Amendments to Articles 1 (Company name), 2 (Registered office), 3 (Duration - Withdrawal), 5 (Granting powers pursuant to article 2443 of the Italian Civil Code), 6 (Outstanding shares - Withdrawal), 7 (Savings shares), 10 (Attending the Shareholders’ meetings), 12 (Convocation of Shareholders’ meetings), 14 (The conduct of Shareholders’ meeting), 15 (Information for Shareholders), 16 (Appointment of the Board of Directors), 17 (Chairman, Vice Chairman, Secretary to the Board of Directors), 18 (Meetings of the Board of Directors), 19 (Information for the Board of Directors and the common representative of savings Shareholders), 20 (Board meetings via audio-conferencing or video-conferencing), 21 (Functions and organization of Board of Directors), 22 (Representation of the company), 23 (Remuneration of the Board of Directors), 24 (Board of Statutory Auditors: meetings via audio-conferencing or video-conferencing - Lists of candidates), 25 (Profit allocation), 27 (Jurisdiction) of the Company’s bylaws; cancellation of Articles 8, 11, 13, 28 of the Company’s bylaws; renumbering of the Articles of the Company’s bylaws; related and consequent resolutions.

Shareholders possessing ordinary shares who exibit the apposite certificate issued by an authorized intermediary will be entitled to participate in the Shareholders’ Meeting in conformity to law.

The documentation regarding the financial statements of the Company and the Group consolidated financial statements, along with the report on operations is available to the public at the Company’s Registered Office, at the Secondary Office and at Borsa Italiana S.p.A.

The remaining documentation will be made available within the time limits established by current legislation.

The documentation for the Shareholders’ Meeting will also be posted on the Company’s web site at the address http://www.investor.tim.it. Requests for clarifications or information may be made by calling the number +390639003819 or sending an e-mail to affarisocietari@mail.tim.it.

Rome, March 29, 2004

On behalf of the Board of Directors
The Chief Executive Officer
Marco De Benedetti

2003 ANNUAL REPORT	205

DIRECTORS’ EXPLANATORY REPORT ON THE 2003 FINANCIAL STATEMENTS AND ON THE PROPOSED DISTRIBUTION OF DIVIDENDS

Shareholders,

we believe that the report on operations attached to the Company’s financial statements and to the consolidated financial statements of the TIM Group, exhaustively illustrates the performance and results achieved in 2003.

Taking account of the fact that the financial statements show a net operating profit of Euro 2,321,624,366.76, the Board of Directors proposes to distribute to Shareholders a maximum dividend of Euro 2,218,210,691.76, which corresponds to a unit dividend – including any amounts withheld in accordance with the law – of Euro 0.2567 per ordinary share and Euro 0.2687 per savings share.

Therefore we submit to your approval the following

Agenda

The Ordinary Meeting of Shareholders of Telecom Italia Mobile S.p.A.,

•	having regard to the financial statements of the Company at December 31, 2003, featuring – inter alia – an operating profit of Euro 2,321,624,366.76 and to the fact that the not yet amortized amount of the start up and expansion costs with long-term usefulness is lower than that of the available reserves;

•	having regard to the report on operations attached to the Company’s financial statements at December 31, 2003;

•	having regard to the Board of Auditors’ Report to the Ordinary Meeting and to the Report by the external auditors Reconta Ernst & Young on the financial statements at December 31, 2003;

•	having regard to the fact that the capital increases referred to in Article 5 of the Bylaws, in respect of the portion subscribable within the date of payment of the dividend, can increase the overall number of cum-coupon shares up to a maximum of 8,635,083,217;

•	having regard to the own shares held;

•	having regard to the fact that there are profits carried forward totalling Euro 1,330,818.90, comprising the portion of profits relating to 2002 (Euro 499,678.04), and further sums consequent to the fact that, within the date of payment of the dividend resolved in 2003, the Company still held its own shares in its portfolio and no preventive subscriptions had been made of the portion susceptible to capital increases under Article 5 of the Bylaws;

•	having regard to the fact that the extraordinary reserve totals Euro 113,578,307.07;

•	having regard to the fact that investment programmes are under way in accordance with Law 488/92 totalling Euro 139,500,00.00, in respect of which an application has been filed for the relevant benefits and the Company is awaiting the granting thereof;

•	having regard to the fact that, as regards the aforementioned investment programmes, the Company is under the obligation to provide security with its own means for Euro 103,015,000.00.

resolves

1.	to approve the Directors’ report on operations, the financial statements of Telecom Italia Mobile S.p.A. at December 31, 2003, comprising the balance sheet, statement of income and notes, featuring profits for Euro 2,321,624,366.76;

2.	to grant the Shareholders an overall dividend calculated on the basis of the following amounts, which shall be applied to the number of shares held (therefore, not including the own shares held by the Company) on the date on which the dividend is paid:

•	Euro 0.2567, including any amounts withheld under the law, for each ordinary share with a par value of Euro 0.06, by distribution of the profit up to no more than Euro 2,182,723,707.66;

•	Euro 0.2687, also including any amounts withheld under the law, for each savings share with a par value of Euro 0.06, by distribution of the profit up to no more than Euro 35,486,984.10;

allocating to the extraordinary reserve any portion of the profits not distributed as dividends, in consequence of the failed preventive full subscription of the portion susceptible to the capital increases referred to in Article 5 of the corporate bylaws, or because they are own shares held by the Company;

2003 ANNUAL REPORT	206

3.	to transfer to the extraordinary reserve any new recorded profits for a total of Euro 1,330,818.90;

4.	to allocate to the provision for anticipated amortization, to be set up in accordance with Article 67(3) of the Consolidated Act approved with the Presidential Decree of December 22, 1986, No. 917, according to the text before the amendments introduced by the Legislative Decree of December 12, 2003, No. 344, the overall sum of Euro 150,000,000.00, by allocating to it the residual portion of the profits for 2003, totalling Euro 103,413,675.00, and for the difference, equal to Euro 46,586,325.00, by drawing for reclassification purposes from the extraordinary reserve;

5.	to ensure the financing with its own means, for the portion for which Telecom Italia Mobile S.p.A. is granted the benefits under Law 488/92, as required by the law itself; this commitment shall be satisfied by freezing a useful portion of the anticipated amortization provision comprising the profits for 2003, for no more than Euro 103,015,000.00, as prescribed by the circular letter issued by the Ministry of Industry on July 14, 2000, No. 900315;

6.	to authorize the Board of Directors – and, through it, the Chairperson, Vice Chairperson and Chief Executive Officer – to perform all the actions to ensure the financial covering of the projects under Law 488/92, also by deciding, as security, to freeze the extraordinary reserve and/or the provision for accellerated amortization;

7.	to authorize the Board of Directors – and, through it, the Chairperson, Vice Chairperson and Chief Executive Officer – to ascertain, in due time, in relation to the actual number of shares subject to remuneration, the amount of distributed dividend;

8.	to pay out the dividend, as follows: Euro 0.2567 for each ordinary share and Euro 0.2687 for each savings share, determined in the aforementioned manner, including any amounts withheld under the law, from May 27, 2004, with detachment of coupons on May 24, 2004.

In pursuance of Article 4(1) of the Legislative Decree of December 12, 2003, No. 344, the dividend allows the tax credit referred to in Article 14 of the Consolidated Act approved with the Presidential Decree of December 22, 1986, No. 917, according to the text before the amendments introduced by the Legislative Decree of December 12, 2003, No. 344, fully and which can be used without restrictions and in the measure of 51.51%, only if received in the tax period current on December 31, 2003.

2003 ANNUAL REPORT	207

SUMMARY OF THE RESOLUTIONS PASSED AT THE SHAREHOLDERS’ MEETING

On May 4, 2004, the Ordinary and Extraordinary Shareholders’ Meeting of Telecom Italia Mobile S.p.A. were held in first call in Rozzano (Milan), at Via Toscana, 3.

In their Ordinary Meeting, Shareholders resolved as follows:

in relation to Item 1 on the agenda “Amendment to the Meeting Regulations”:

•	to approve and adopt the Meeting Regulations as per the text proposed by the Board of Directors, thus repealing the Regulations previously adopted through the Ordinary Meeting Resolution of October 24, 2000.

in relation to Item 2 on the agenda “Financial Statements for the year ended December 31, 2003 – related and consequent resolutions”:

•	to approve the Directors’ Report on Operations and the Financial Statements of Telecom Italia Mobile S.p.A. for the year ended December 31, 2003, composed of the Balance Sheet, Statement of Income and Notes, indicating a net income of Euro 2,321,624,366.76;

•	to pay Shareholders an aggregate dividend calculated based on the following amounts, which will be applied to the number of shares they own (therefore excluding the treasury stock on hand by the Company) on the dividend detachment date:

•	Euro 0.2567, gross of any legal withholding, for each ordinary share with a par value of Euro 0.06 through the payment of dividends up to a maximum of Euro 2,182,723,707.66;

•	Euro 0.2687, likewise gross of any legal withholding, for each savings share with a par value of Euro 0.06 through the payment of dividends up to a maximum of Euro 35,486,984.10;

to allocate to the extraordinary reserve any retained earnings resulting from the lack of previous subscription of the entire portion subject to the exercise of the capital increases provided for by Article 5 of the Company Bylaws, or from the fact that treasury stocks are held by the Company;

•	to transfer to the extraordinary reserve net income carried forward for a sum total of Euro 1,330,818.90;

•	to attribute to the reserve for accelerated depreciation, to be established as provided for by Article 67(3) of the Consolidation Act approved by Presidential Decree (D.P.R.) No. 917 of December 22, 1986, in the text prior to the amendments provided for by Legislative Decree No. 344 of December 12, 2003, the sum total of Euro 150,000,000.00, by allocating to said reserve the remaining portion of net income for the period, equivalent to Euro 103,413,675.00 and by withdrawing the difference of Euro 46,586,325.00 from the extraordinary reserve through reclassification;

•	to guarantee financing with own resources for the portion for which Telecom Italia Mobile S.p.A. should be granted benefits as provided for by Law No. 488 of December 19, 1992, as required by said law; this commitment must be covered by locking up the necessary portion of the reserve for accelerated depreciation, composed of net income for FY 2003, up to a total of Euro 103,015,000.00, as envisaged by the Memorandum No. 900315 issued by the Ministry of Industry on July 14, 2000;

•	to grant the Board of Directors – and the Chairman, Deputy Chairman, and Managing Director on the Board’s behalf – the power to perform all actions related to financial coverage of the projects pursuant to law No. 488 of December 19, 1992, including the assignment, for the purposes of guarantee, of limits to extraordinary reserves and/or accelerated depreciation;

•	to grant the Board of Directors – and the Chairman, Deputy Chairman, and Managing Director on the Board’s behalf – the power to verify, when necessary and in relation to the actual number of shares involved, the amount of the dividend to be distributed;

2003 ANNUAL REPORT	208

•	to pay out the dividend, amounting to Euro 0.2567 for each ordinary share and of Euro 0.2687 for each savings share, calculated as indicated above and gross of any legal withholding, starting on May 27, 2004, with detachment of coupon on May 24, 2004.

Pursuant to Article 4, paragraph 1, of Italian legislative decree No. 344 of December 12, 2003, the dividend will be subject to the tax credit defined by Article 14 of the Consolidation Act approved with Presidential Decree No. 917 of December 22, 1986 (in the text prior to the amendments of legislative decree No. 344 of December 12, 2003), full and without limits in the amount of 51.51%, only if received in the tax year in progress at December 31, 2003.

in relation to Item 3 on the agenda “Appointment of the external auditors for the years 2004-2006”:

•	to appoint Reconta Ernst & Young S.p.A. to audit TIM’s financial statements and the TIM Group’s consolidated financial statements for financial years 2004, 2005 and 2006, determining the consideration due for each of the aforesaid fiscal years as follows: Euro 175,000.00 for TIM’s financial statements and Euro 45,000.00 for the TIM Group’s consolidated financial statements; these fees are to be adjusted on the basis of total variations in the ISTAT cost-of-living index and in accordance with the procedures described above;

•	to appoint Reconta Ernst & Young S.p.A. to audit TIM’s individual and consolidated accounts with respect only to the six-monthly report for financial years 2004, 2005 and 2006, further establishing that the said appointed auditors are to be entitled to consideration for their services in the amount of Euro 50,000.00 for each of the said financial years; this fee is to be adjusted on the basis of total variations in the ISTAT cost-of-living index and in accordance with the procedures described above;

•	to establish that the above-mentioned fees are to be adjusted in their entirety only in the event that during the term there should be exceptional or unforeseen circumstances that make such an adjustment to the originally defined fees necessary, in accordance with the criteria and conditions provided in Consob communication No. 96003556 of April, 18, 1996.

in relation to Item 4 on the agenda “Appointment of the Board of Directors – related resolutions”:

•	to establish the number of members of the Board of Directors at 15 (fifteen);

•	to appoint to the Board of Directors: Carlo Buora, Gianni Mion, Marco De Benedetti, Carlo Angelici, Carlo Bertazzo, Lorenzo Caprio, Giorgio Della Seta Ferrari Corbelli Greco, Enzo Grilli, Attilio Leonardo Lentati, Gioacchino Paolo Maria Ligresti, Giuseppe Lucchini, Pier Francesco Saviotti, Paolo Savona, Mauro Sentinelli, Rodolfo Zich;

•	to establish at a maximum of Euro 1,600,000.00 the overall annual remuneration of the Board of Directors, within the meaning of section 2389, paragraph 1, of the Italian Civil Code, such amount to be distributed amongst Board members in accordance with resolutions to be passed by the Board itself;

•	to fix the term of the appointed Board of Directors at one financial year, and therefore up to approval of the financial statements for the year ending December 31, 2004.

in relation to Item 5 on the agenda “Adjustment of the Board of Statutory Auditors’ remuneration”:

•	to establish at Euro 75,000.00 the annual remuneration due to the Statutory Auditors and at Euro 100,000.00 the annual remuneration due the Chairman of the Company’s Board of Statutory Auditors, for the third year of their term in office;

•	to establish at Euro 15,000.00 per year, the additional remuneration due to the Auditor appointed to the Supervisory Body mentioned in Legislative Decree No. 231/2001.

In their Extraordinary Meeting, Shareholders resolved to amend some of the articles of the Bylaws.

2003 ANNUAL REPORT	209

Head Office

Via Giannone, 4

10121 Torino - Italia

Tel.: (+39) 011 5611936

Secondary Office

Via L. Rizzo, 22

00136 Roma - Italia

Tel.: (+39) 06 39001

Fax: (+39) 06 39002431

Legal Data

Share Capital:

euro 513,964,432.74

(fully paid in)

Taxpayer Code and Turin

Trade Register: 06947890015

Investor Relations

Via Pietro De Francisci, 152

00165 Roma - Italia

Tel.: (+39) 06 39003798

Fax: (+39) 06 39002128

E-mail: InvestorRelations@mail.tim.it

Corporate documents and

relationship with Shareholders:

Legal and Corporate Affairs

Via Pietro De Francisci, 152

00165 Roma - Italia

Tel.: (+39) 06 39002469

Fax: (+39) 06 39002431

E-mail: AffariSocietari@mail.tim.it

www.tim.it

Designed and produced by CRM S.r.l. - www.crm.it

Printed by Lucini, Milan

on ecological paper

in June 2004